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As filed with the Securities and Exchange Commission on April 14, 2006.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

EDGEN CORPORATION
(Exact name of Registrant as specified in its charter)

Nevada (State or Other Jurisdiction of Incorporation or Organization)	5051 (Primary Standard Industrial Classification Code Number)	13-3908690 (I.R.S. Employer Identification No.)
18444 Highland Road Baton Rouge, Louisiana 70809 (225) 756-9868 (Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

See Table of Additional Registrants Below

Daniel J. O'Leary
President and Chief Executive Officer
18444 Highland Road
Baton Rouge, Louisiana 70809
(225) 756-9868
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

With a copy to:
 Bonnie A. Barsamian, Esq.
Dechert LLP
30 Rockefeller Plaza
New York, NY 10112
(212) 698-3500

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

        If the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.    ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

Title Of Each Class Of Securities To Be Registered	Amount To Be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Offering Price(1)	Amount Of Registration Fee(1)

9 7/8% Senior Secured Notes due 2011	$31,000,000	100%	$31,000,000	$3,317.00

Guarantees(2)	$31,000,000	—	—	N/A

(1)
Estimated pursuant to Rule 457(f) under the Securities Act of 1933 solely for purposes of calculating the registration fee.

(2)
Each of the subsidiary guarantors listed in the Table of Additional Registrants below have guaranteed, jointly and severally and fully and unconditionally, the 9 7/8% Senior Secured Notes due 2011 being registered hereby. The subsidiary guarantors are registering the guarantees. Pursuant to Rule 457(n) under the Securities Act of 1933, no registration fee is required with respect to the guarantees.

        The Registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrants shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EDGEN CORPORATION
Table of Additional Registrants

Name	Jurisdiction of Incorporation or Organization	Primary Standard Industrial Classification Number	IRS Employer Identification Number
Edgen Louisiana Corporation	Louisiana	5051	72-1481248
Edgen Alloy Products Group, L.L.C.	Louisiana	5051	20-0484566
Edgen Carbon Products Group, L.L.C.	Louisiana	5051	13-3908691
Murray International Metals, Inc.	Texas	5051	76-0542776

The address, including zip code, telephone number and area code, of the principal offices of the additional registrants listed above is: 18444 Highland Road, Baton Rouge, Louisiana 70809; the telephone number at that address is (225) 756-9868.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

Subject to Completion, Dated April 14, 2006

PROSPECTUS

OFFER TO EXCHANGE
9 7/8% Senior Secured Notes due 2011
and Related Guarantees
for
all outstanding
9 7/8% Senior Secured Notes due 2011
and Related Guarantees issued on December 16, 2005
of

EDGEN CORPORATION

The exchange offer will expire at 5:00 p.m.,
New York City time, on            , 2006, unless extended

Terms of the exchange offer:

  •
  This prospectus relates to an offer to issue up to $31,000,000 aggregate principal amount of new 9 7/8% Senior Secured Notes due 2011, which we refer to as the "new notes," in exchange for a like aggregate principal amount of outstanding 9 7/8% Senior Secured Notes due 2011 that were issued on December 16, 2005, which we refer to as the "old notes."

  •
  We will exchange all old notes that are validly tendered and not validly withdrawn prior to the expiration of the exchange offer.

  •
  You may withdraw tenders of old notes at any time prior to the expiration of the exchange offer.

  •
  We believe that the exchange of old notes will not be a taxable event for U.S. federal income tax purposes, but you should see "Certain United States Federal Income Tax Consequences" on page 157 for more information.

  •
  We will not receive any proceeds from the exchange offer.

  •
  The terms of the new notes are substantially identical to the old notes, except that the new notes are being issued in a transaction registered under the Securities Act of 1933 and the transfer restrictions and registration rights applicable to the old notes will not apply to the new notes.

        See "Risk Factors" beginning on page 16 for a discussion of risks that should be considered by holders prior to tendering their old notes.

        Neither the Securities Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is            , 2006

ABOUT THIS PROSPECTUS

        In making your investment decision, you should rely only on the information contained in this prospectus or to which we have referred you. See "Where You Can Find More Information." We have not authorized anyone to provide you with information that is different. If anyone provided you with different or inconsistent information, you should not rely on it. This prospectus may only be used where it is legal to sell these securities. You should assume the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date. Neither the delivery of this prospectus nor any sale made hereunder shall under any circumstances imply that the information in this prospectus is correct as of any date subsequent to the date on the cover of this prospectus.

        This prospectus incorporates important business and financial information that is not included in or delivered with this document. This information is available without charge upon written or oral request. See "Where You Can Find More Information." To obtain this information in a timely fashion, you must request such information no later than five business days before                        , 2006, which is the date on which the exchange offer expires (unless we extend the exchange offer as described herein). See "The Exchange Offer—Terms of the Exchange Offer; Period for Tendering Old Notes."

        Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of new notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act of 1933, as amended, which we refer to as the "Securities Act." This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where the old notes were acquired by the broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the effective date of the registration statement of which this prospectus is a part, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution."

i

SUMMARY

        This summary highlights certain information concerning Edgen Corporation's business, the exchange offer and the new notes and new guarantees. It does not contain all of the information that may be important to you and to your investment decision. We urge you to carefully read the entire prospectus, including the financial data and related notes and the matters set forth in "Risk Factors" before making an investment decision.

        In this prospectus, unless the context otherwise requires, references to the "issuer" refer to Edgen Corporation exclusive of its subsidiaries. References to "Edgen," "our company," "we," "us," "our" and other similar terms refer to Edgen Corporation and all of its subsidiaries, except where it is clear that the term refers only to Edgen Corporation individually. Unless otherwise stated, the terms "pro forma" and "on a pro forma basis," when used to describe our operations, refer to operations after giving effect to the private offering of the old notes and the transactions described under "Summary Historical and Pro Forma Consolidated Financial Data."

        In presenting our operating results and cash flows in this prospectus, we refer to Edgen Corporation prior to the merger described under "Summary—Buy-out Transaction" as the "Predecessor." We refer to Edgen Corporation following the merger as the "Successor." When we refer to "combined twelve months ended December 31, 2005" in this prospectus, we are referring to our operating results and cash flows on a non-GAAP combined basis. This combined presentation for the twelve month period ended December 31, 2005 simply represents the mathematical addition of the pre-merger results of operations of the Predecessor for the period from January 1, 2005 to January 31, 2005 and the results of operations of the Successor for the period from February 1, 2005 to December 31, 2005. The Successor conducted no operations from the date of formation of Edgen Acquisition Corporation until the merger on February 1, 2005. We believe that the combined presentation provides relevant information for investors. These combined results, however, are not intended to represent what our operating results would have been had the merger and related transactions occurred at the beginning of the period. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—General—Predecessor and Successor."

Background of the Exchange Offer

        On December 16, 2005, we completed a private offering of $31,000,000 principal amount of 9 7/8% Senior Secured Notes due 2011, referred to as the "old notes," under the same indenture as our outstanding $105,000,000 aggregate principal amount of 9 7/8% Senior Secured Notes due 2011, referred to as the "existing notes." As part of the private offering of the old notes, we entered into a registration rights agreement with the initial purchaser of the old notes in which we agreed to complete an exchange offer for the old notes. We are offering to exchange the old notes for $31,000,000 aggregate principal amount of our new 9 7/8% Senior Secured Notes due 2011, referred to as the "new notes," the issuances of which will be registered under the Securities Act. We refer to this offer to exchange new notes for old notes in accordance with the terms set forth in this prospectus and the accompanying letter of transmittal as the "exchange offer." You are entitled to exchange in the exchange offer your old notes for new notes.

        You should read the discussion under the headings "—The New Notes" and "Description of the Notes" for further information regarding the new notes and the discussion under the headings "—The Exchange Offer" and "The Exchange Offer" for further information regarding the exchange offer and the new notes.

        In this prospectus we refer to the old notes, the new notes and the existing notes collectively as the "notes."

Edgen Corporation

        We are a leading global distributor of specialty steel pipe, pipe components, and high grade structural sections and plates for use in niche applications, primarily in the oil and gas, processing and power generation industries. The products we distribute are highly specialized and are used in environments that require high performance characteristics, such as the ability to withstand highly corrosive or abrasive materials, extremely high or low temperatures, or high-pressure. These products are principally used in maintenance and repair projects, expansions of infrastructure and development projects.

        We have two operating segments—our alloy products group and our carbon products group. Our alloy products group primarily distributes alloy-based specialty pipes, fittings and flanges that are principally used in high-pressure, extreme temperature and high-corrosion applications such as in heating, desulphurization, refrigeration and liquefied natural gas units in the processing and refining industries, and in heat recovery steam generation units in the power generation industry. Our carbon products group primarily distributes prime carbon-based specialty pipes, fittings and flanges that are principally used in high-yield, high-tensile, abrasive applications such as the gathering and transmission of oil, natural gas and phosphates, and conductor casing. With the acquisition of Murray International Metals, Inc. in December 2005, our carbon products group expanded its products to include high yield and special grade structural steel, primarily high grade steel tubes, plates and sections, used in the construction of offshore drilling oil and gas infrastructure, drilling and production platforms and well heads used in oil and gas projects.

        We purchase specialty steel pipe, fittings and pipe components from manufacturers and sell these products in smaller quantities to a diverse base of end-users and certain maintenance, repair and operations (MRO) distributors for use in high performance niche applications. As an intermediary between these manufacturers and end-users, we provide manufacturers, or our vendors, with the inventory stocking and distribution capabilities necessary to effectively service the product and delivery needs of end-users. Also, for our vendors we are a volume purchaser that performs sales, marketing, inventory and credit functions with respect to the products we distribute for them. These are functions that manufacturers generally are not as well-equipped as we are to perform, given the specialized nature of the markets we serve.

        We are a one-stop supply source for many end-users and certain MRO distributors for a broad range of these highly specialized products. We serve our customers by providing them with products, service, inventory management, technical product knowledge and just-in-time product delivery. Our significant distribution capabilities include field locations that stock and distribute inventory and that are in close proximity to our customers. This enables us to provide our customers with rapid execution on their product orders, often within 24 hours of their order. We also provide ancillary services and support to customer specifications for many of the products we sell, including cutting, welding, threading, coating, cleaning and painting.

        We are headquartered in Baton Rouge, Louisiana and we currently operate in 17 locations, including 15 in the United States and two in Canada. Fourteen of our locations currently stock inventory for distribution. For the combined twelve months ended December 31, 2005, our total sales were $281.7 million, and our sales for our alloy products group and our carbon products group were $76.6 million and $205.1 million, respectively. For the year ended December 31, 2004, our total sales were $207.8 million, and our sales for our alloy products group and our carbon products group were $52.2 million and $155.6 million, respectively. On a pro forma basis, our total sales and EBITDA for the combined twelve months ended December 31, 2005 were $318.0 million and $20.4 million, respectively. For an explanation of combined results and for our definition of EBITDA and a reconciliation of net income (loss) to EBITDA, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Predecessor and Successor" and "Summary Historical

and Pro Forma Consolidated Financial Data." For additional financial information concerning our operating segments and within geographical areas, see note 12 to our audited consolidated financial statements included elsewhere in this prospectus.

        We are a Nevada corporation and our principal offices are located at 18444 Highland Road, Baton Rouge, Louisiana 70809. Our telephone number is (225) 756-9868. Our annual report on From 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports are available free of charge at the Securities and Exchange Commission's ("SEC") website at www.sec.gov.

Industry Overview

        We operate within the steel pipe, pipe components, and high grade structural sections and plates industry which is comprised of manufacturers and distributors of welded or seamless pipe, pipe components, sections and plates made from carbon steel and various alloy steels. This industry consists of a large number of small companies, which are limited with respect to product line, inventory size, and customers who are generally located within a specific geographic area, and a few relatively large distribution and manufacturing companies.

        Full service distributors like us fulfill an important function for many end-users. Manufacturers sell pipe, tube and components generally in large volumes only to distributors or end-users that can order in large quantities and tolerate relatively long lead times. By providing storage, distribution and services in accordance with customer specifications, distributors act as an effective intermediary between manufacturers and end-users. The inventory management and just-in-time delivery services provided by full service distributors reduce the need, and associated costs and capital requirements, for an end-user to perform its own inventory functions. During 2005, we believe the specialty pipe and components and structural steel product markets have experienced increased distribution activity driven by customers' maintenance and capital expenditure levels. We believe the increase in capital and maintenance expenditure levels is primarily attributable to customers' confidence in oil and gas prices and continuing consumer demand.

Business Strengths

        We offer a broad range of specialized products.    We are an effective intermediary between vendors and buyers of highly specialized steel pipe, fittings and pipe components and high grade structural sections and plates for use in high performance niche applications. We offer and deliver a broad range of products that are difficult for our customers to purchase directly from manufacturers because of the large order size and lengthy lead times typically required by manufacturers. Our diverse inventory of specialized products includes over 14,000 stock-keeping units (SKUs) for specialty pipes, fittings and pipe components and structural sections and plates. For many of our customers, we can function as a single inventory source for all of their specialty product requirements.

        We have significant distribution capabilities.    We currently operate in 17 locations, including 15 in the United States and two in Canada. Fourteen of our locations currently stock inventory for quick turnaround to our customers. As of December 31, 2005, we had an approximately 92-member sales force consisting of field sales representatives as well as on-site sales and service representatives who provide 24-hour customer support. Our distribution locations are primarily located throughout the United States and are in close proximity to our U.S. customers so that we can ship the majority of our products in an expedited manner. In addition, we have developed strong relationships with logistics providers and other shippers to provide access to reliable transportation. These distribution capabilities enable us to provide our customers with rapid execution of their specialized orders.

        Our vendor network is extensive.    We have mutually beneficial, longstanding relationships with an established network of vendors. We believe our vendor relationships are difficult for others to replicate. There are a limited number of manufacturers with the capabilities to produce high grade specialty pipe, component products, and high yield structural steel plates and sections, and we are a volume purchaser of their products. Our global network enables us to stock and distribute a considerable breadth of products for use in niche markets. Although we concentrate our purchasing power on a select group of highly valued vendors, we currently have multiple sources for the products we distribute and are not dependent on any single manufacturer.

        We have a broad customer base.    We distribute to a diverse base of over 2,000 customers in a variety of geographic locations and industries. Our customers include, among others, oil and gas companies, processing and fabrication companies, power generation companies, and MRO distributors. They are generally large companies with recognized names in their respective industries. For the combined twelve months ended December 31, 2005, our top ten customers represented approximately 28% of our total sales and one customer represented approximately 9.6% of total sales. For the year ended December 31, 2004, our top ten customers represented less than 23% of our total sales and no single customer represented more than 6% of total sales. Due to the nature of our business, customer sales concentrations may materially fluctuate from quarter to quarter based on customer needs.

        We focus on high margin specialty products.    We focus on high margin specialty steel pipe, pipe components and high grade structural steel products that are designed for their high performance characteristics and are frequently used in harsh or extreme environments. Concentrating our sales and marketing resources on higher margin products has contributed to our higher gross profit margins and sales per employee.

        We have a streamlined operating structure.    In 2003, we focused efforts on capturing the synergies, efficiencies and business development opportunities from integrating the businesses we had acquired since 1997. Since that time, we continue to focus on identifying and implementing operating efficiencies within the Company including the integration of facilities and use of technology to provide quality service to customers and enhance inventory management. We believe these efforts result in streamlined operations and provide us the opportunity to enhance our position as a single source specialty pipe and components and structural steel distributor to our customers and vendors. For the combined twelve months ended December 31, 2005, compared to the years ended December 31, 2004 and 2003, we increased inventory turns to 3.2 times from 2.8 times and 2.1 times, respectively.

        We have an experienced management team.    We have an experienced executive management team, averaging nearly 25 years of experience in the steel pipe distribution industry. Daniel J. O'Leary, our President and Chief Executive Officer, has 28 years of experience in the pipe and tube industry and has held executive management positions at Stupp Corporation, Maverick Tube Corporation, Lone Star Steel Company and Red Man Pipe & Supply Company. Our management team also has substantial experience operating under a leveraged capital structure, as well as significant acquisition experience gained from our acquisition of eight companies since 1997. In connection with the closing of the Buy-out Transaction and the creation of our parent holding company, discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations," our management made equity investments of approximately $2.4 million and $0.9 million, respectively, and now owns approximately 11% of the common interests and approximately 6% of the preferred interests in our parent holding company, Edgen/Murray, L.P.

Business Strategy

        Maximize Business Development Opportunities.    Consistent with our efforts to integrate our acquisitions and streamline our operating structure, we have focused on maximizing opportunities for business development. We have repositioned our field sales and business development team to work together with our regional sales offices, with a focus on increasing sales to our current customers and developing new customers across our entire portfolio of specialty products. As part of this effort, we intend to continue to:

  •
  leverage our broad product portfolio by developing relationships with end-users with purchasing needs ranging across all areas of our product portfolio;

  •
  focus our business development efforts on identifying opportunities to offer our full portfolio of carbon and alloy based products to end-users, fabricators and engineering and construction firms;

  •
  penetrate the MRO distribution market to increase opportunities for us to provide products to these MRO suppliers for distribution to their end-users;

  •
  use customer feedback to enable us to provide meaningful product and service solutions through our inventory depth and breadth, our vendor relationships and our distribution capabilities; and

  •
  expand customer development opportunities with engineering and construction companies to capitalize on the broad range of products that we can provide to large capital projects.

        Expand Our International Presence.    The international specialty pipe and component market is substantially larger than the domestic market and provides significant potential growth opportunity for our business. Many of our domestic customers have international operations and may provide a built-in market for our products as we expand into select international markets. We have five field sales representatives dedicated to international business development, two outside international sales agents with whom we contract on an agency basis and seven multilingual on-site sales and service representatives focused solely on the international effort. For the combined twelve months ended December 31, 2005, our sales to international customers increased over 100% to $38.6 million, compared to $16.5 million for the year ended December 31, 2004. The majority of these sales were to customers in Asia, Canada, the Middle East, Mexico, Western Europe, and South America. As of December 31, 2005, our international order backlog was approximately $14.6 million.

        Optimize Purchasing and Inventory Levels.    Our vendors often consider us to be a preferred customer, and in some instances, a single distribution channel for their specialty products. We aim to continue to build strong relationships with our vendors. While we have established favorable relationships with certain vendors, we continue to maintain secondary suppliers for all key products. During 2004 and 2005, we consolidated our purchasing power significantly. For the combined twelve months ended December 31, 2005, approximately 58% of our purchases were from our top ten vendors, compared to 55% and 43% in 2004 and 2003, respectively. By consolidating our purchasing power we have gained favored status with certain vendors in regard to lead times, discounts and payment terms. As we continue to strengthen our vendor relationships, we are able to devote increased resources to providing our customers with products that are of greater importance to their business and have fewer substitutes.

        Pursue Accretive Strategic Acquisitions.    Since 1997, we have grown through a series of eight acquisitions including the acquisition of Western Flow Products, Inc. in July 2005 and Murray International Metals, Inc. in December 2005. We continue to evaluate strategic acquisition opportunities in our core business as they become available, with a view to expanding our geographical reach to attract new customers and more effectively service existing customers.

Buy-out Transaction

        On December 31, 2004, we entered into a stock purchase agreement with our then existing stockholders and Edgen Acquisition Corporation, a corporation newly formed by Jefferies Capital Partners, pursuant to which Edgen Acquisition Corporation agreed to purchase all of our outstanding capital stock from our stockholders for an aggregate purchase price of approximately $124.0 million, which included the assumption and repayment of our indebtedness but excluded payment of fees and expenses. The acquisition closed on February 1, 2005 and was funded with proceeds to Edgen Acquisition Corporation from the issuance and sale of $105.0 million 9 7/8% Senior Secured Notes due 2011 as well as an equity investment from funds managed by Jefferies Capital Partners and certain members of management of Edgen Corporation.

        Concurrently with the acquisition, Edgen Corporation entered into a new $20.0 million senior secured revolving credit facility, referred to as the revolving credit facility, and borrowed $2.7 million in loans thereunder.

        Also, immediately following these transactions, we merged with Edgen Acquisition Corporation. We were the surviving corporation in the merger and became liable for all obligations under the 9 7/8% Senior Secured Notes due 2011 and borrowings under the revolving credit facility. In this prospectus we refer to Edgen Corporation following the merger as the "Successor" and refer to Edgen Corporation prior to the merger as the "Predecessor." We refer to the acquisition and the merger, including the related financing transactions, as the "Buy-out Transaction."

        On July 21, 2005, we exchanged all of our $105.0 million 9 7/8% Senior Secured Notes due 2011 for a like principal amount of registered, publicly tradable 9 7/8% Senior Secured Notes due 2011 having substantially identical terms, which we refer to as the "existing notes."

Western Flow Acquisition

        On July 15, 2005, we purchased 100% of the common stock of Western Flow Products, Inc., referred to as "Western Flow," an Alberta corporation, for an aggregate purchase price of approximately 2.4 million Canadian dollars. The acquisition of Western Flow was funded with approximately $2.0 million of borrowings under our revolving credit facility and available cash.

        Western Flow is based in Edmonton, Alberta and is a specialty alloy pipe and components distributor primarily to the oil and gas, processing and power generation industries. We believe the acquisition of Western Flow has provided us with the opportunity for geographical expansion in the Canadian marketplace with a broader mix of products.

Murray Transactions

        On November 29, 2005, our subsidiary, Edgen Carbon Products Group, L.L.C., entered into a purchase agreement with Murray International Metals Limited, referred to as "MIM UK," to acquire all of the equity interests of MIM UK's U.S. subsidiary, Murray International Metals, Inc., referred to as "MIM US," for an aggregate purchase price, including assumption of debt, of approximately $20.6 million. The acquisition closed on December 16, 2005 and was funded with proceeds to Edgen Corporation from the issuance and sale of the old notes. See "—Background of the Exchange Offer." We used the proceeds of the offering of the old notes to fund the purchase price for the MIM US acquisition, to repay a portion of indebtedness outstanding under our revolving credit facility and to pay related fees and expenses.

        In connection with the MIM US acquisition, Pipe Acquisition Limited, a newly formed limited company organized under the laws of England and Wales, which we refer to as "PAL," organized by funds managed by Jefferies Capital Partners acquired all of the equity interests of MIM UK pursuant to a purchase agreement entered into with Murray International Holdings Limited and the shareholders of MIM UK.

        MIM US is a major supplier of high-yield and special grade structural steel to international oil and gas projects being engineered and managed by leading operators, engineering houses and offshore fabricators in the oil and gas industry primarily in North and South America. MIM US is based in Houston, Texas. MIM US offers a complete range of high-yield steel plate, shapes, and tubulars to customers primarily in North and South America. We believe the MIM US acquisition will expand our international presence throughout the Americas. For the fiscal year ended January 31, 2005, MIM US's sales were $29.6 million.

Formation of Holding Company

        Prior to the consummation of the offering of the old notes, our stockholders organized a new holding company called Edgen/Murray, L.P. to hold all of the outstanding equity interests of us and PAL. The new holding company, which we refer to as "Edgen/Murray," is a Delaware limited partnership and is controlled by funds managed by Jefferies Capital Partners. With the completion of the MIM US acquisition and the MIM UK acquisition, our company and MIM UK are both directly or indirectly wholly owned by Edgen/Murray. Additionally, certain members of our management are members of the management of Edgen/Murray. However, the old notes and the existing notes are not, and the new notes will not be, guaranteed by Edgen/Murray or MIM UK. In connection with the MIM UK acquisition, Edgen/Murray issued additional partnership interests to the funds managed by Jefferies Capital Partners, certain members of management of our company and MIM UK and the sellers of MIM UK.

Equity Sponsor

        Jefferies Capital Partners, referred to as "JCP," is a New York-based private equity investment firm with over $1.0 billion in equity commitments under management. Since 1994, JCP's professionals have invested in over 40 companies in a variety of industries in which JCP has expertise. JCP invests in management buyouts, recapitalizations, industry consolidations and growth equity. JCP's portfolio companies include, among others, The Sheridan Group, Telex Communications, Inc. and Real Mex Restaurants, Inc.

Other Information About this Prospectus

        Industry and Market Data.    Any market share, ranking and other industry data contained in this prospectus are based on independent industry publications, reports by market research firms, or other published independent sources. We have not independently verified market share, ranking or other industry data from third-party sources. While we believe this information is reliable and market definitions are appropriate, this information has not been verified by independent sources.

        Non-GAAP Financial Measures.    Throughout this prospectus we use the term "EBITDA," which is not an indicator of performance or liquidity determined in accordance with Generally Accepted Accounting Principles in the United States (GAAP), and may not be comparable to similarly titled measures used by other companies. EBITDA is defined and reconciled to net income (loss) under "Selected Historical Consolidated Financial Data."

        For a discussion of the use of financial information for the combined twelve month period ended December 31, 2005, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—General—Predecessor and Successor."

        Trademarks.    We have common law trademark rights to a number of names and marks important to our business, including Edgen™, Bartow Steel™, Resource Pipe Co.™, SISCO™, Thomas Pipe™, Pro Metals™, and Radnor Alloys™, although we have not obtained federal registrations for them. All other trademarks or service marks referred to in this prospectus are the property of their respective owners and are not our property.

THE EXCHANGE OFFER

        The summary below describes the principal terms of the exchange offer. Certain of the terms and conditions described below are subject to important limitations and exceptions. The section of this prospectus entitled "Description of the Notes" contains a more detailed description of the terms and conditions of the notes.

The Exchange Offer

Securities Offered	$31,000,000 aggregate principal amount of 9 7/8% Senior Secured Notes due 2011. The terms of the new notes and old notes are identical in all material respects, except for certain transfer restrictions and registration rights relating to the old notes.
The Exchange Offer
We are offering the new notes to you in exchange for a like principal amount of old notes. Old notes may be exchanged only in integral multiples of $1,000. We intend by the issuance of the new notes to satisfy our obligations contained in the registration rights agreement. See "The Exchange Offer—Purpose and Effect of the Exchange Offer."
Expiration Date
The exchange offer will expire at 5:00 p.m. New York City time, on , 2006, unless we extend the exchange offer. Any old notes not accepted for exchange for any reason will be returned without expense to the tendering holder thereof promptly after the expiration or termination of the exchange offer.
Conditions to the Exchange Offer
Our obligation to accept for exchange, or to issue new notes in exchange for, any old notes is subject to customary conditions relating to compliance with any applicable law or any applicable interpretation by the staff of the SEC, the receipt of any applicable governmental approvals and the absence of any actions or proceedings of any governmental agency or court which could materially impair our ability to consummate the exchange offer. We currently expect that each of the conditions will be satisfied and that no waivers will be necessary. See "The Exchange Offer—Conditions to the Exchange Offer."
Procedures for Tendering Old Notes
The procedures for tendering old notes, as well as guaranteed delivery procedures, are described in "The Exchange Offer—Procedures for Tendering Old Notes" and "The Exchange Offer—Guaranteed Delivery Procedures."
Withdrawal Rights	You may withdraw your tender of old notes at any time prior to the expiration date. See "The Exchange Offer—Withdrawal of Tenders."
Certain United States Federal Income Tax Consequences	We believe that the exchange of notes pursuant to the exchange offer will not be a taxable event for U.S. federal income tax purposes. See "Certain United States Federal Income Tax Consequences."
Use of Proceeds	We will not receive any proceeds from the exchange offer.

Exchange Agent	The Bank of New York is serving as the exchange agent in connection with the exchange offer.

Consequences of the Exchange Offer

        Based on interpretive letters issued by the staff of the SEC to third parties in unrelated transactions, we are of the view that holders of old notes who exchange their old notes for new notes pursuant to the exchange offer generally may offer such new notes for resale, resell such new notes and otherwise transfer the new notes without compliance with the registration and prospectus delivery provisions of the Securities Act, provided:

  •
  the new notes are acquired in the ordinary course of the holders' business;

  •
  the holders have no arrangement with any person to participate in a distribution of such new notes;

  •
  neither the holder nor any other person is engaging in or intends to engage in a distribution of the new notes; and

  •
  the holder is not our "affiliate" within the meaning of Rule 405 under the Securities Act.

        Each broker-dealer that receives new notes for its own account in exchange for old notes must acknowledge that it will deliver a prospectus in connection with any resale of the new notes. See "Plan of Distribution." In addition, the securities laws of some jurisdictions may prohibit the offer or sale of the new notes unless they have been registered or qualified for sale in such jurisdiction or in compliance with an available exemption from registration or qualification. We have agreed, pursuant to the registration rights agreement, to register or qualify the new notes for offer or sale under the securities or blue sky laws of the applicable jurisdictions as any holder of the notes reasonably requests in writing. If a holder of old notes does not exchange the old notes for new notes pursuant to the exchange offer, the old notes will continue to be subject to the restrictions on transfer contained in the legend printed on the old notes. In general, the old notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Holders of old notes do not have any appraisal or dissenters' rights under the Delaware General Corporation Law in connection with the exchange offer. See "The Exchange Offer—Consequences of Failure to Exchange; Resales of New Notes."

        The old notes are currently eligible for trading in the Private Offerings, Resales and Trading through Automated Linkages (PORTAL) market. Following the commencement of the exchange offer but prior to its completion, the old notes may continue to be traded in the PORTAL market. Following the completion of the exchange offer, the new notes will not be eligible for PORTAL trading.

The New Notes

        The terms of the new notes and the old notes are identical in all material respects, except for certain transfer restrictions and registration rights relating to the old notes.

Issuer	Edgen Corporation.
Securities Offered
$31,000,000 aggregate principal amount of 9 7/8% Senior Secured Notes due 2011. The old notes were, and the new notes will be, issued under the same indenture as the existing notes and will be treated as a single class for all purposes under the indenture.
Maturity Date	February 1, 2011.
Interest	We will pay interest on the new notes at an annual rate of 9 7/8%. We will pay interest on the new notes semi-annually in cash, in arrears, on each February 1 and August 1.
Ranking
The new notes will be our senior secured obligations and will rank equal in right of payment to all of our existing and future senior indebtedness, including the existing notes and our indebtedness under the revolving credit facility, and will rank senior in right of payment to all of our existing and future subordinated indebtedness. The guarantees will be the senior secured obligations of each of the guarantors, will rank equally in right of payment to all of that guarantor's existing and future senior indebtedness, including the existing notes and indebtedness under the revolving credit facility, and will rank senior in right of payment to all of that guarantor's existing and future subordinated indebtedness.
Guarantees
The new notes will be jointly and severally and fully and unconditionally guaranteed on a senior secured basis by all of our existing and future domestic restricted subsidiaries. These subsidiaries also guarantee the existing notes.

Security Interest
The new notes and the related guarantees will be secured by a lien on substantially all of our assets and the assets of our existing and future domestic restricted subsidiaries (other than certain excluded assets such as our and our existing and future subsidiaries' leasehold interests and the capital stock of our existing and future subsidiaries), subject to certain permitted liens and other limitations. Under an intercreditor agreement, the security interest in those assets consisting of inventory, accounts receivable, lockboxes, deposit accounts, securities accounts and financial assets credited thereto, and certain related assets that secure the new notes and the guarantees will be subordinated to a lien thereon that secures our revolving credit facility. As a result of such lien subordination, the new notes will be effectively subordinated to our revolving credit facility to the extent of the value of such assets. These assets also secure the existing notes and the guarantees related thereto.
Optional Redemption
We may redeem some or all of the notes at any time prior to February 1, 2008 at the make-whole redemption price set forth in "Description of the Notes—Redemption—Optional Redemption Prior to February 1, 2008." On or after February 1, 2008, we may, at our option, redeem some or all of the notes at the following redemption prices, plus accrued and unpaid interest and additional interest, if any, to the date of redemption:
For the period below:	Percentage
On or after February 1, 2008	104.938%
On or after February 1, 2009	102.469%
On or after February 1, 2010	100.000%
In addition, at any time prior to February 1, 2007, we may redeem up to 35% of the aggregate principal amount of the notes issued under the indenture (which includes the existing notes) at a price equal to 109.875% of their principal amount, plus accrued and unpaid interest and additional interest, if any, to the date of redemption with the net cash proceeds of certain equity offerings.
Change of Control Offer
If we experience a specified change of control, each holder of the notes will have the right to require us to repurchase all or any part of their notes at an offer price in cash equal to 101% of their principal amount, plus accrued and unpaid interest and additional interest, if any, to the date of repurchase.
Asset Sale Offers
Upon certain asset sales, we may have to use the proceeds to offer to repurchase notes at 100% of their principal amount, plus accrued and unpaid interest and additional interest, if any, to the date of repurchase.

Restrictive Covenants	The indenture governing the notes contains covenants that, among other things, limit our ability and the ability of our restricted subsidiaries to:
	•	incur or guarantee additional indebtedness or issue certain preferred stock;
	•	pay dividends, redeem subordinated debt or make other specified restricted payments;
	•	issue capital stock of our subsidiaries;
	•	transfer or sell assets, including capital stock of our restricted subsidiaries;
	•	incur dividend or other payment restrictions affecting our restricted subsidiaries;
	•	make certain investments or acquisitions;
	•	create or incur liens;
	•	enter into certain transactions with our affiliates; and
	•	merge, consolidate or transfer all or substantially all of our assets.
These covenants are subject to a number of important limitations and exceptions. See "Description of the Notes—Certain Covenants."

        For a more detailed discussion of the notes, see "Description of the Notes."

        You should carefully consider the information under "Risk Factors" and all other information in this prospectus before making an investment decision.

SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL DATA

        The following table sets forth, for the periods and dates indicated, our summary historical and pro forma consolidated financial data. On February 1, 2005, Edgen Acquisition Corporation, a newly formed corporation, purchased all of our outstanding common stock from our then existing stockholders for an aggregate purchase price of approximately $124.0 million, which included the assumption and repayment of indebtedness of Edgen Corporation but excluded payment of fees and expenses. Simultaneously with the acquisition and related transactions, we merged with Edgen Acquisition Corporation and we survived the merger. In this summary, Edgen Corporation following the merger is referred to as the "Successor" and Edgen Corporation prior to the merger is referred to as the "Predecessor." The Successor conducted no operations from the date of formation of Edgen Acquisition Corporation until the merger on February 1, 2005.

        We have derived (i) our summary historical condensed consolidated statement of operations data for the period February 1, 2005 to December 31, 2005 (Successor), the period January 1, 2005 to January 31, 2005 (Predecessor) and the fiscal years ended December 31, 2004 and 2003 and our summary historical condensed consolidated balance sheet data as of December 31, 2005 (Successor) from our audited consolidated financial statements included elsewhere in this prospectus and (ii) our summary historical condensed consolidated statement of operations data for the fiscal years ended December 31, 2003 and 2002 from our audited consolidated financial statements not included in this prospectus. Historical results are not necessarily indicative of results of future operations, and results for any interim period are not necessarily indicative of the results that may be expected for a full year.

        The summary unaudited pro forma financial data for the year ended December 31, 2005 has been prepared to give pro forma effect to the following transactions as if they had occurred on January 1, 2005, the beginning of our 2005 fiscal year:

  •
  the Buy-out Transaction (including the issuance of our existing notes and borrowings under our revolving credit facility);

  •
  the Western Flow acqusition;

  •
  the MIM US acquisition; and

  •
  the issuance of the old notes and the use of proceeds therefrom, including the repayment of a portion of indebtedness outstanding under our revolving credit facility.

        The summary unaudited pro forma financial data presented below is for informational purposes only and should not be considered indicative of actual results that would have been achieved had the transactions listed above actually been consummated on the dates indicated and do not purport to be indicative of balance sheet data or results of operations as of any future date or for any future period.

        The summary historical and pro forma consolidated financial data should be read in conjunction with, and is qualified in its entirety by reference to, the sections entitled "Selected Historical Consolidated Financial Data of Edgen Corporation," "Selected Historical Consolidated Financial Data of Murray International Metals, Inc.," "Unaudited Pro Forma Condensed Combined Financial Statements" and "Management's Discussion and Analysis of Financial Condition and Results of

Operations" and our audited consolidated financial statements, the audited and unaudited financial statements of MIM US and the related notes thereto contained elsewhere in this prospectus.

			Predecessor
	Successor			Fiscal Year Ended December 31,
	2005 Pro Forma	Period February 1, 2005 to December 31, 2005	Period January 1, 2005 to January 31, 2005
				2004	2003
	(dollars in thousands)
Statement of Operations Data:
Sales	$318,004	$262,746	$18,945	$207,821	$147,025
Gross profit	65,112	53,283	4,792	52,463	25,879
Operating income (loss)	14,905	19,520	(9,773)	18,055	(5,717)
Other Financial Data:
EBITDA(1)	20,400	24,678	(9,622)	20,561	(3,542)
Depreciation and amortization	5,713	5,466	201	2,400	2,001
Total capital expenditures	1,315	1,315	4	1,112	2,499
Net cash provided by (used in):
Cash flows—operating activities	13,776	9,527	4,249	5,849	24,738
Cash flows—investing activities	(135,944)	(135,943)	(1)	(1,036)	(3,115)
Cash flows—financing activities	136,626	144,429	(7,803)	(7,803)	(18,499)
Ratio of earnings to fixed charges(2)	0.79x	1.37x	—	2.62x	—
As of December 31, 2005
(dollars in thousands)
Balance Sheet Data:
Cash and cash equivalents	$18,014
Net property, plant and equipment	11,259
Total assets	224,035
Total debt	134,968
Redeemable preferred stock(3)	23,303
Total shareholder's equity	6,085

(1)
We define EBITDA as net income (loss) before cumulative effect of change in accounting principle, loss from discontinued operations net of income tax benefit, net interest expense, income taxes, and depreciation and amortization. We use EBITDA in our business operations to, among other things, evaluate the performance of our operating segments, develop budgets and measure our performance against those budgets, determine employee bonuses and evaluate our cash flows in terms of cash needs. We find it a useful tool to assist us in evaluating performance and liquidity because it eliminates items related to corporate overhead and capital structure, taxes and other non-cash charges. However, EBITDA, which does not represent operating income or net cash provided by operating activities as those items are defined by GAAP, should not be considered by prospective investors in the notes to be an alternative to operating income or cash flow from operations or indicative of whether cash flows will be sufficient to fund our future cash requirements. EBITDA is not a complete net cash flow measure or measure of liquidity because EBITDA does not include reductions for cash payments for an entity's obligation to service its debt, fund its working capital, make capital expenditures and acquisitions and pay its income taxes. Rather, EBITDA is a potential indicator of an entity's ability to fund these cash requirements. EBITDA is not a measure of profitability because it does not include costs and expenses for depreciation and amortization, interest and related expenses and income taxes. Also, because

  EBITDA is not calculated in the same manner by all companies, it may not be comparable to other similarly titled measures used by other companies.

        Set forth below is a reconciliation of net income (loss) to EBITDA for the periods presented.

			Predecessor
	Successor			Fiscal Year Ended December 31,
	2005 Pro Forma	Period February 1, 2005 to December 31, 2005	Period January 1, 2005 to January 31, 2005
				2004	2003
	(dollars in thousands)
Statement of Operations Data:
Net income (loss)	$(2,650)	$5,029	$(8,240)	$16,209	$(4,659)
Cumulative effect of change in accounting principle	—	—	—	—	—
Discontinued operations, net of income tax benefit	—	—	—	—	189
Income tax (benefit) expense	1,623	2,849	(1,916)	(3,211)	(4,195)
Interest expense, net	15,714	11,334	333	5,163	3,122
Depreciation and amortization	5,713	5,466	201	2,400	2,001

EBITDA	$20,400	$24,678	$(9,622)	$20,561	$(3,542)

(2)
For the purposes of calculating the ratio of earnings to fixed charges, earnings represents pre-tax earnings from continuing operations, plus fixed charges, less preferred dividends. Fixed charges consist of interest expense, amortization of capitalized expenses related to indebtedness, and preferred dividends. For the year ended December 31, 2003 and the period January 1, 2005 to January 31, 2005, earnings were not sufficient to cover fixed charges. For the year ended December 31, 2003 and the period January 1, 2005 to January 31, 2005, the deficiency was $12,952 and $10,390, respectively.

(3)
In connection with the preparation of our consolidated financial statements for the year ended December 31, 2005, our management determined that our preferred stock issued in 2005 should be shown outside of shareholder's equity (deficit) in accordance with Emerging Issues Task Force Topic No. D-98, "Classification and Measurement of Redeemable Securities," because the Company may elect to redeem the preferred stock upon the occurrence of certain events and the holder of the preferred stock through its ownership of common stock has voting control of the Company. See note 7 to our audited consolidated financial statements included elsewhere in this prospectus.

RISK FACTORS

        An investment in the new notes involves a significant degree of risk, including the risks described below. You should carefully consider the following risk factors and the other information in this prospectus before deciding whether to exchange your old notes and to invest in the new notes. The risks described below are not the only ones facing us. Additional risks and uncertainties not currently known to us or that we currently deem immaterial may also materially and adversely affect our business, financial condition, results of operations or liquidity. Any of the following risks could materially adversely affect our business, financial condition or results of operations. In such case, you may lose all or part of your original investment. The risk factors related to the new notes and Edgen's business are also generally applicable to the old notes.

Risk Factors Relating to the Exchange Offer

There is no active trading market for the new notes and one may not develop.

        The old notes are currently eligible for trading in the PORTAL Market. Upon consummation of the exchange offer, the old notes will cease to be eligible for trading in the PORTAL market. The new notes are new securities for which there currently is no market. We do not intend to apply for listing of the new notes on any securities exchange or for quotation through the Nasdaq National Market or any other quotation system. We have been informed by Jefferies & Company, Inc., the initial purchaser in the private offering of the old notes, that it intends to make a market in the new notes. The initial purchaser, however, is not obligated to do so and may cease its market making at any time. In addition, the liquidity of the trading market in the new notes and the market price quoted for the new notes may be adversely affected by changes in the overall market for high yield securities and by changes in our financial performance or prospects or in the prospects for companies in our industry generally. As a result, we cannot assure you that an active trading market will develop for the new notes.

If you fail to exchange your old notes for new notes your old notes will continue to be subject to restrictions on transfer.

        The old notes were not registered under the Securities Act or under the securities laws of any state and may not be resold, offered for resale or otherwise transferred unless they are subsequently registered or resold under an exemption from the registration requirements of the Securities Act and applicable state securities laws. If you do not exchange your old notes for new notes pursuant to the exchange offer, you will not be able to resell, offer to resell or otherwise transfer the old notes unless the offer, resale or transfer have been registered under the Securities Act or unless you resell them, offer to resell or otherwise transfer them under an exemption from the registration requirements of, or in a transaction not subject to, the Securities Act. In addition, if you do not exchange your old notes in the exchange offer, you will lose your registration rights with respect to the old notes, except in the limited circumstances provided in the registration rights agreement.

Failure to exchange your old notes for new notes will significantly limit your ability to sell the old notes.

        To the extent any old notes are tendered and accepted for exchange pursuant to the exchange offer, the trading market for old notes that remain outstanding may be significantly more limited, which might adversely affect the liquidity of the old notes not exchanged. The number of holders of old notes remaining and the interest in maintaining a market in such old notes on the part of securities firms will largely determine the extent of the market and availability of price quotations. Also, upon consummation of the exchange offer, the old notes, which are currently eligible for trading in the PORTAL market, will cease to be eligible for trading in the PORTAL market. If you continue to hold old notes after the exchange offer, you may be unable to sell the old notes. The market price for old notes that are not exchanged in the exchange offer may be affected adversely to the extent that the amount of old notes exchanged pursuant to the exchange offer reduces the outstanding market value available for trading. This may also make the market price of the old notes that are not exchanged more volatile.

You must comply with the exchange offer procedures in order to receive new notes.

        The new notes will be issued in exchange for the old notes only after timely receipt by the exchange agent of the old notes or a book-entry confirmation related thereto, a properly completed and executed letter of transmittal or an agent's message and all other required documentation. If you want to tender your old notes in exchange for new notes, you should allow sufficient time to ensure timely delivery. Neither Edgen nor the exchange agent is under any duty to give you notification of defects or irregularities with respect to tenders of old notes for exchange. Old notes that are not tendered or are tendered but not accepted will, following the exchange offer, continue to be subject to the existing transfer restrictions. In addition, if you tender the old notes in the exchange offer to participate in a distribution of the new notes, you may be deemed to have received restricted securities and, if so, will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. For additional information, please refer to the sections "The Exchange Offer" and "Plan of Distribution" later in this prospectus.

Risk Factors Relating to the New Notes

Our substantial indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations under the notes.

        Our indebtedness is substantial. As of December 31, 2005, we had approximately $135.0 million of total indebtedness outstanding. We had no borrowings under our revolving credit facility as of December 31, 2005. We also have the ability to borrow up to an additional approximately $20.0 million under our revolving credit facility. As a result, we are a highly leveraged company. This level of leverage could have important consequences to you, including the following:

  •
  it may be more difficult for us to satisfy our obligations under the notes and our other indebtedness (for example, we may not be able to pay interest or repurchase the notes when and if we are required to do so);

  •
  a substantial portion of our cash flow from operations will be dedicated to the repayment of our indebtedness, which would reduce the funds available for operations, future business opportunities or other purposes;

  •
  our ability to obtain additional debt or equity financing in the future to fund working capital, capital expenditures, acquisitions, general corporate or other purposes will be limited;

  •
  our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate will be limited;

  •
  we may be placed at a competitive disadvantage compared to those of our competitors who operate on a less leveraged basis; and

  •
  we will be more vulnerable to adverse changes in economic and industry conditions.

        In addition, the indenture governing the notes and our revolving credit facility contain restrictive covenants that may limit our ability to engage in activities that may be in our long-term best interests. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all of our indebtedness.

Despite existing debt levels, we may still be able to incur substantially more debt, which would increase the risks associated with our leverage.

        We and our subsidiaries may be able to incur substantial amounts of additional debt in the future, including debt resulting from the issuance of additional notes and borrowings under our revolving credit facility. The terms of the indenture governing the notes limit our ability to incur additional debt but do not prohibit us from incurring substantial amounts of additional debt for specific purposes or under certain circumstances. As of December 31, 2005, we had the ability to borrow an additional approximately $20.0 million under our revolving credit facility, subject to the restrictions contained therein.

        In addition, if we are able to designate some of our restricted subsidiaries under the indenture governing the notes as unrestricted subsidiaries, those unrestricted subsidiaries would be permitted to borrow beyond the limitations specified in the indenture and engage in other activities in which restricted subsidiaries may not engage. Adding new debt to current debt levels could intensify the leverage-related risks that we and our subsidiaries now face.

To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

        Our ability to make payments on and to refinance our indebtedness, including the notes, and to fund planned capital expenditures will depend on our ability to generate cash flow from operations in the future. This ability, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

        We cannot assure you, however, that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under our revolving credit facility in an amount sufficient to enable us to pay our indebtedness, including the notes, or to fund our other liquidity needs. If we are not able to generate sufficient cash flows for these purposes, we may need to:

  •
  refinance all or a portion of our indebtedness, including the notes, on or before maturity;

  •
  reduce or delay acquisitions and capital expenditures;

  •
  sell assets;

  •
  restructure debt; and/or

  •
  obtain additional debt or equity financing.

        We cannot assure you that we will be able to effect any of these alternatives on commercially reasonable terms or at all.

We are a holding company and, therefore, our ability to make payments under the notes and service our other debt depends on cash flow from our subsidiaries.

        We are a holding company. Our only material assets are our ownership interests in our subsidiaries. Consequently, we will depend on distributions or other intercompany transfers from our subsidiaries to make payments under the notes and service our other debt. Distributions and intercompany transfers to us from our subsidiaries will depend on:

  •
  their earnings;

  •
  covenants contained in our and their debt agreements, including our revolving credit facility and the indenture governing the notes;

  •
  covenants contained in other agreements to which we or our subsidiaries are or may become subject;

  •
  business and tax considerations; and

  •
  applicable law, including laws regarding the payment of dividends and distributions.

        We cannot assure you that the operating results of our subsidiaries at any given time will be sufficient to make distributions or other payments to us or that any distributions and/or payments will be adequate to pay any amounts due under the notes and our other indebtedness.

Accounting for the Buy-out Transaction under the purchase method of accounting has affected our financial statements and financial information, and our historical financial information for the fiscal years ended December 31, 2004, 2003, 2002, 2001 and 2000 is not necessarily indicative of financial results in the future.

        In connection with the Buy-out Transaction, we were required to apply the purchase method of accounting which resulted in a write-up of the inventory acquired to the fair market value from the historical cost of such inventory. This resulted in an increase in our cost of sales, a decrease in gross margins and a decrease in net income, as well as a decrease in EBITDA. While this accounting treatment did not affect our cash cost of sales, it did affect our financial statements and financial information for periods ended subsequent to February 1, 2005, the date of the Buy-out Transaction. Accordingly, when you read about our historical financial statements, summary and selected historical financial data, cost of sales, margins and non-GAAP measure of EBITDA, you should not consider them to be indicative of financial information or business operations or trends going forward.

The value of the collateral securing the notes may be insufficient or unavailable in the event of a default.

        No appraisal of the value of the collateral securing the notes has been made in connection with the issuance of the notes or this exchange offer. The value of the collateral in the event of liquidation will depend on market and economic conditions, the availability of buyers and other factors. Consequently, we cannot assure you that liquidating the collateral securing the notes would produce proceeds in an amount sufficient to pay any amounts due under the notes after also satisfying the obligations to pay any other senior secured creditors with the proceeds of certain collateral. Nor can we assure you that the fair market value of the collateral securing the notes would be sufficient to pay any amounts due under the notes following their acceleration. If the proceeds of any sale of collateral are not sufficient to repay all amounts due on the notes, the holders of the notes (to the extent not repaid from the proceeds of the sale of the collateral), would have only an unsecured claim against our and the guarantors' remaining assets.

        The new notes and the new guarantees related thereto will be effectively subordinated to indebtedness that may be incurred under our revolving credit facility, to the extent of the value of assets consisting of inventory, accounts receivable, and certain related assets (collectively, the "Working Capital Assets"). Moreover, the collateral securing the new notes also secures, on a parity basis, the existing notes. In the event of a default under the notes, the proceeds from the sale of the collateral may not be sufficient to satisfy in full our obligations under the notes following the repayment of the revolving credit facility with the proceeds of collateral consisting of Working Capital Assets. The amount to be received upon such a sale would depend upon numerous factors, including the timing and manner of the sale. The book value of the collateral will be less than the principal amount of the notes. By its nature, the collateral will be illiquid and may have no readily ascertainable market value. Accordingly, there can be no assurance that the collateral can be sold in a short period of time or that the proceeds obtained therefrom will be sufficient to pay all amounts owing to the lenders under the revolving credit facility and the holders of the notes.

        In addition, our failure or inability to pay rent under real property leases could cause the loss of certain collateral. To the extent that third parties enjoy prior liens (including the lenders under the revolving credit facility with respect to its liens on the collateral consisting of Working Capital Assets), such third parties may have rights and remedies with respect to the property subject to such liens that, if exercised, could adversely affect the aggregate value of the collateral. Additionally, the terms of the indenture allow us to issue additional notes provided that we meet a specified consolidated fixed charge coverage ratio. The indenture does not require that we maintain the current level of collateral or maintain a specific ratio of indebtedness to asset values. Any additional notes issued pursuant to the indenture will rank pari passu to the notes and will be entitled to the same rights and priority with respect to the collateral. Thus, the issuance of additional notes pursuant to the indenture may have the effect of significantly diluting your ability to recover payment in full from the then existing pool of collateral.

        Additionally, the holders of the new notes will not have a security interest in the capital stock of any of our subsidiaries. As a result, the ability of the collateral agent to realize upon the value of the collateral may be delayed and result in less net proceeds as it is generally more complicated, time consuming and costly to foreclose upon all of the assets of an entity instead of its capital stock.

        The indenture governing the notes and the agreements governing our other secured indebtedness may also permit us to designate one or more of our restricted subsidiaries as an unrestricted subsidiary. If we designate an unrestricted subsidiary, all of the liens on any collateral owned by the unrestricted subsidiary or any of its subsidiaries and any guarantees of the notes by the unrestricted subsidiary or any of its subsidiaries will be released under the indenture. Designation of an unrestricted subsidiary will reduce the aggregate value of the collateral securing the notes to the extent that liens on the assets of the unrestricted subsidiary and its subsidiaries are released. In addition, the creditors of the unrestricted subsidiary and its subsidiaries will have a prior claim (ahead of the notes) on the assets of such unrestricted subsidiary and its subsidiaries.

The lien-ranking provisions set forth in an intercreditor agreement relating to the indenture governing the notes limits the rights of the collateral agent and the holders of the notes with respect to the collateral securing the notes and guarantees.

        The rights of the collateral agent and the holders of the notes with respect to our and our domestic subsidiaries' collateral consisting of Working Capital Assets that secure the notes and any guarantees will be limited pursuant to the terms of an intercreditor agreement between the collateral agent and the agent under the revolving credit facility. The intercreditor agreement limits (i) the actions that may be taken in respect of the collateral consisting of Working Capital Assets, including the ability to cause the commencement of enforcement proceedings against the collateral consisting of Working Capital Assets and to control the conduct of such proceedings, if the revolving credit facility or our obligations thereunder are outstanding and (ii) when the collateral agent will be able to commence enforcement proceedings against any other collateral. So long as our revolving credit facility is outstanding, these actions with respect to collateral consisting of Working Capital Assets may under certain circumstances only be taken at the direction of the agent under the revolving credit facility. Additionally, as a result, upon any distribution to our creditors in a bankruptcy, liquidation or reorganization or similar proceeding relating to us or our property, the lenders under the revolving credit facility will be entitled to be paid in full from the proceeds of the collateral consisting of Working Capital Assets securing their loans before any payment may be made with respect to the notes out of the proceeds of the collateral consisting of Working Capital Assets. The collateral agent, on behalf of itself, the trustee and the holders of the notes and the existing notes, will not under certain circumstances have the ability to control or direct such actions with respect to collateral consisting of Working Capital Assets, even if the rights of the holders of the notes and the existing notes are or may be adversely affected. In addition, the collateral agent will not have the right to foreclose upon any collateral for a period of at least 90 days following notice to the agent under the revolving credit facility of the occurrence of an event of default under the indenture governing the notes, and under certain circumstances such period may be significantly longer. See "Description of the Notes—Collateral—Senior Intercreditor Agreement—Restriction on Enforcement of Liens and Related

Provisions." Additional releases of collateral from the liens securing the notes are permitted under some circumstances. In addition, such intercreditor agreement limits certain rights of the collateral agent and the holders of the notes in an insolvency or liquidation proceeding of our company or any guarantor (including restricting their ability to contest debtor-in-possession financings that are to be provided by any lender under the revolving credit facility and that meet certain criteria). See "Description of the Notes—Collateral—Senior Intercreditor Agreement."

The ability of the collateral agent to foreclose on the collateral may be limited pursuant to bankruptcy laws.

        The right of the collateral agent, as a secured party under the collateral documents for the benefit of itself, the trustee and the holders of the notes, to foreclose upon and sell the collateral upon the occurrence of a payment default is likely to be significantly impaired by applicable bankruptcy laws, including the automatic stay provision contained in Section 362 of the Bankruptcy Code. Under applicable federal bankruptcy laws, a secured creditor is prohibited from repossessing its security from a debtor in a bankruptcy case, or from disposing of security repossessed from such a debtor, without bankruptcy court approval. Moreover, applicable federal bankruptcy laws generally permit a debtor to continue to retain and use collateral even though that debtor is in default under the applicable debt instruments so long as the secured creditor is afforded "adequate protection" of its interest in the collateral. Although the precise meaning of the term "adequate protection" may vary according to circumstances, it is intended in general to protect a secured creditor against any diminution in the value of the creditor's interest in its collateral. Accordingly, the bankruptcy court may find that a secured creditor is "adequately protected" if, for example, the debtor makes certain cash payments or grants the creditor liens on additional or replacement collateral as security for any diminution in the value of the collateral occurring for any reason during the pendency of the bankruptcy case. In view of the lack of a precise definition of the term "adequate protection" and the broad discretionary powers of a bankruptcy court, we cannot predict whether payments under the notes would be made following commencement of, and during the pendency of, a bankruptcy case, whether or when the collateral agent could foreclose upon or sell the collateral or whether or to what extent holders of notes would be compensated for any delay in payment or loss of value of the collateral. Furthermore, in the event a bankruptcy court determines that the value of the collateral is not sufficient to repay all amounts due under the notes, the holders of the notes would hold (1) a secured claim to the extent of the value of the collateral to which the holders of the notes are entitled and (2) an unsecured claim with respect to the shortfall. The bankruptcy code only permits the payment and accrual of post-petition interest, costs and attorneys' fees to a secured creditor during a debtor's bankruptcy case to the extent the value of its collateral is determined by the bankruptcy court to exceed the aggregate outstanding principal amount of the secured creditor's obligations secured by the collateral.

        None of our foreign subsidiaries or unrestricted domestic subsidiaries will guarantee the notes or grant any liens securing the notes on any of their assets and none of their capital stock will be pledged to secure the notes. If any of our foreign subsidiaries or unrestricted domestic subsidiaries becomes insolvent, liquidates, reorganizes, dissolves or otherwise winds up, holders of its indebtedness and its trade creditors generally will be entitled to payment on their claims from the assets of such subsidiary before any of those assets would be made available to us. Consequently, your claims in respect of the notes effectively would be subordinated to all of the existing and future liabilities of our foreign subsidiaries and our unrestricted domestic subsidiaries.

        Finally, the collateral agent's ability to foreclose on the collateral on your behalf may be subject to lack of perfection, the consent of third parties, prior liens (as discussed above) and practical problems associated with the realization of the collateral agent's security interest in the collateral.

The indenture governing the notes, and the instruments governing our other indebtedness, including our revolving credit facility, impose significant operating and financial restrictions on us that may prevent us from pursuing certain business opportunities and restrict our ability to operate our business.

        The indenture governing the notes and our revolving credit facility contain covenants that restrict our ability and the ability of our subsidiaries to take various actions, such as the ability to:

  •
  incur or guarantee additional indebtedness or issue certain preferred stock;

  •
  make capital expenditures, investments or acquisitions;

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  pay dividends, redeem subordinated indebtedness or make other specified restricted payments;

  •
  issue capital stock of our restricted subsidiaries;

  •
  create or incur liens;

  •
  transfer or sell assets, including capital stock of our restricted subsidiaries;

  •
  enter into certain transactions with our affiliates;

  •
  incur dividend or other payment restrictions affecting our restricted subsidiaries; and

  •
  consummate a merger, consolidate or sell all or substantially all of our assets.

        We urge you to read "Description of Certain Indebtedness—Revolving Credit Facility" and "Description of the Notes—Certain Covenants" for further information about these covenants.

        Our ability to comply with these covenants can be affected by events beyond our control, including prevailing economic, financial and industry conditions, and we cannot assure you that we will satisfy those requirements. A breach of any of these covenants, or failure to meet or maintain ratios or tests could result in a default under the revolving credit facility and /or the indenture governing the notes. We cannot assure you that our assets would be sufficient to repay such amounts (including amounts due under the notes) in full. We may also be prevented from taking advantage of business opportunities that arise if we fail to meet certain financial ratios or because of the limitations imposed on us by the restrictive covenants under these instruments. In addition, upon the occurrence of an event of default under the revolving credit facility or the indenture governing the notes, the lenders could elect to declare all amounts outstanding under the revolving credit facility, together with accrued interest, to be immediately due and payable. If we were unable to repay those amounts, the lenders could proceed against the security granted to them to secure that indebtedness. If the lenders accelerate the payment of the indebtedness, our assets may not be sufficient to repay in full the indebtedness under our revolving credit facility and the notes.

We may be unable to repurchase the notes upon a change of control.

        Upon the occurrence of specified kinds of change of control events, we will be required to offer to repurchase all outstanding notes (including the currently outstanding notes and any additional notes issued under the indenture) at a price equal to 101% of the principal amount of the notes, together with accrued and unpaid interest, if any, and additional interest, if any, to the date of repurchase.

        However, it is possible that we will not have sufficient funds at the time of the change of control to make the required repurchase of the notes and the events that constitute a change of control under the indenture may also be events of default under the revolving credit facility. These events may permit the lenders under our revolving credit facility to accelerate the indebtedness outstanding thereunder. If we are required to repurchase the notes, we would probably require third party financing. We cannot be sure that we would be able to obtain third party financing on acceptable terms, or at all. If the indebtedness under the revolving credit facility is not paid, the lenders thereunder may seek to enforce security interests in the collateral securing such indebtedness, thereby limiting our ability to raise cash to purchase the notes, and reducing the practical benefit of the offer to purchase provisions to the holders of the notes.

        One of the circumstances under which a change of control may occur is upon the sale or disposition of all or substantially all of our capital stock or assets. However, the phrase "all or substantially all" will likely be interpreted under applicable state law and will be dependent upon particular facts and circumstances. As a result, there may be a degree of uncertainty in ascertaining whether a sale or disposition of "all or substantially all" of our capital stock or assets has occurred, in which case, the ability of a holder of the notes to obtain the benefit of an offer to repurchase all or a portion of the notes held by such holder may be impaired.

The Internal Revenue Service may assert that the notes have been issued with original issue discount.

        We intend to take the position that neither the old notes nor the new notes issued in exchange for the old notes were issued with original issue discount ("OID") for U.S. federal income tax purposes. It is possible, however, that the Internal Revenue Service (the "IRS") may take a contrary position because the initial holders of the old notes who purchased the old notes at their initial offering price were eligible to receive a "delayed settlement special payment" with respect to such purchase. The IRS may assert the position that the issue price of the old notes equals the offering price reduced by the delayed settlement special payment, and, accordingly, that the old notes were issued with OID. If the old notes were issued with OID, new notes exchanged therefore also will be issued with OID in the same amount. If the IRS were to assert this position successfully, the holders of the new notes would be required to include the amount of OID in gross income over the term of the new notes based on a constant yield method. Under these circumstances, the holders would be required to include amounts in gross income prior to a corresponding receipt of cash. In addition, the new notes would not be fungible for U.S. federal income tax purposes with the existing notes, even after the exchange offer, which would reduce their liquidity. We have not obtained any ruling from the IRS or any opinion of counsel on this matter. Investors are strongly urged to consult their own advisors regarding the determination of the issue price of the new notes and U.S. federal, state, and foreign tax consequences of holding or disposing of the new notes if it were determined that they were issued with OID.

A court could cancel the guarantees under fraudulent conveyance laws or certain other circumstances.

        All of our present and future domestic restricted subsidiaries guarantee the existing notes and the old notes and will guarantee the new notes. If, however, such a subsidiary becomes a debtor in a case under the Bankruptcy Code or encounters other financial difficulty, under federal or state laws governing fraudulent conveyance, renewable transactions or preferential payments, a court in the relevant jurisdiction might void or cancel its guarantee. The court might do so if it found that, when the guarantor provided its guarantee:

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  it received less than reasonably equivalent value or fair consideration for the guarantee; and

  •
  it either:

  •
  was insolvent or was rendered insolvent by reason of such guarantee;

  •
  was engaged, or about to engage, in a business or transaction for which its assets constituted unreasonably small capital;

  •
  intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they matured (as all of the foregoing terms are defined in or interpreted under the fraudulent transfer or conveyance statutes); or

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  was a defendant in an action for money damages, or had a judgment for money damages docketed against it (if, in either case, after final judgment the judgment is unsatisfied).

The court might also void such guarantee, without regard to the above factors, if it found that the subsidiary entered into its guarantee with actual or deemed intent to hinder, delay, or defraud its creditors.

        A court would likely find that a subsidiary did not receive reasonably equivalent value or fair consideration for its guarantee unless it benefited directly or indirectly from the issuance of the notes. If a court voided such guarantee, you would no longer have a claim against such subsidiary or the benefit of the assets of such subsidiary constituting collateral that purportedly secured such guarantee. In addition, the court might direct you to return any amounts already received from such subsidiary or from the proceeds of any such collateral. If the court were to void any guarantee, we cannot assure you that funds would be available to pay the notes from another subsidiary or from any other source.

        The indenture provides that the liability of each subsidiary on its guarantee is limited to the maximum amount that the subsidiary can incur without risk that the guarantee will be subject to avoidance as a fraudulent conveyance. This limitation may not protect the guarantees from a fraudulent conveyance attack or, if it does, ensure that the guarantees will be in amounts sufficient, if necessary, to pay obligations under the notes when due.

The market price for the notes may be volatile.

        Future trading prices of the notes may be volatile and will depend on many factors, including:

  •
  our operating performance and financial condition;

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  our ability to complete the offer to exchange the old notes for the new notes;

  •
  the interest of securities dealers in making a market for them; and

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  the market for similar securities.

        Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the notes. The market for the notes, if any, may be subject to similar disruptions. Any such disruptions may adversely affect the value of the notes.

The credit ratings assigned to the notes may be downgraded.

        The credit ratings assigned by Standard & Poor's Ratings Group and/or Moody's Investor Service, Inc. (the "Rating Agencies") to the notes represent the opinion and assessment of the Rating Agencies of the credit quality of the notes and are not a guaranty of quality or a recommendation to buy, sell or hold the notes. Any ratings assigned by each Rating Agency to the notes reflect such Rating Agency's assessment of the likelihood that you will receive timely payments of interest and principal to which you are entitled. Such ratings do not constitute an assessment of the likelihood that principal prepayments (including those caused by defaults) on the notes will be made, the degree to which the rate of such prepayments might differ from that originally anticipated or the likelihood of early optional termination of the notes. Such ratings do not address the possibility that prepayment at higher or lower rates than anticipated by you may cause you to experience a lower than anticipated yield or that you might fail to recoup your initial investment under certain prepayment scenarios. Such ratings may be downgraded, qualified and/or withdrawn by the Rating Agencies from time to time if, in their judgment, circumstances in the future warrant such action. Any such downgrade, or any qualification or withdrawal, by one or both Rating Agencies may adversely affect the value of the notes and/or your ability to transfer your notes to certain investors.

        In December 2005, we were notified by Standard & Poor's of a change in their methodology used to assess the credit rating of bonds and, as a result, the credit rating assigned to the notes was downgraded by Standard and Poor's from B-1 to CCC+ in December 2005. There was no change in Moody's bond credit rating of B3 in 2005. You are advised to consult with your advisors regarding the effect that a downgrade, qualification or withdrawal of the credit ratings on the notes may have on your ability to continue to hold or invest in such notes.

Risks Relating to Our Business

Volatility in oil and gas prices and refining margins could reduce demand for our specialty pipe, plates, sections and pipe components, which could cause our sales to decrease.

        Proceeds from the sale of specialty steel pipe, fittings and flanges, and structural steel plates and sections to the oil and gas industry constitute a significant portion of our sales. As a result, we depend upon the oil and gas industry and its ability and willingness to make capital expenditures to explore for, develop and produce oil and gas and produce refined products. If these expenditures decline, our business will suffer. The industry's willingness to explore, develop, produce, and refine depends largely upon the availability of attractive drilling prospects and the prevailing view of future oil and gas prices. Many factors affect the supply and demand for oil and gas and therefore influence our product prices, including:

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  level of domestic and worldwide oil and natural gas production;

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  level of domestic and worldwide supplies of, and demand for, oil and natural gas;

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  expected cost of delivery of new reserves;

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  availability of attractive oil and gas fields for production, which may be affected by governmental action, or environmental activists which may restrict drilling prospects;

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  changes in the cost or availability of transportation infrastructure;

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  level of drilling activity;

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  national, governmental and other political requirements, including the ability of the Organization of Petroleum Exporting Countries (OPEC) to set and maintain production levels and pricing;

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  impact of political instability or armed hostilities involving one or more oil and gas producing nations;

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  domestic and worldwide refinery overcapacity or undercapacity and utilization rates;

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  pricing and other actions taken by competitors that impact the market;

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  failure to successfully implement planned capital projects or to realize the benefits expected for those projects;

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  changes in fuel specifications required by environmental and other laws, particularly with respect to oxygenates and sulfur content;

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  aggregate refinery capacity to convert heavy sour crude oil into refined products;

  •
  cost of developing alternate energy sources;

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  domestic and foreign governmental regulations, especially environmental regulations, trade laws and tax policies; and

  •
  the overall domestic and foreign economic environment.

        Volatility in the oil and gas markets and general economic conditions could cause demand for our principal products to decrease, which would adversely affect our business, consolidated financial condition, results of operations and liquidity.

        Oil and gas, power and refined products prices have been and are expected to remain volatile. This volatility causes oil and gas companies, drilling contractors, power generators and utilities, MROs and refiners to change their strategies and expenditure levels. We have experienced in the past, and we may experience in the future, significant fluctuations in operating results based on these changes.

Supply of steel and the price we pay for steel pipe and components and high grade structural steel products may fluctuate due to a number of factors beyond our control, which could adversely affect our operating results.

        We purchase large quantities of carbon and alloy steel pipe, pipe components and high grade structural steel products, which we sell to a variety of end-users and certain MRO distributors. The prices we pay for these products and the prices we charge for our products may change depending on many factors outside of our control, including general economic conditions (both domestic and international), competition, production levels, import duties and other trade restrictions, currency fluctuations and surcharges imposed by our suppliers. Prices for raw materials used in the production of steel have increased significantly in recent years due primarily to international demand. We seek to maintain our profit margin by attempting to increase the price of our products in response to increases in the prices we pay for our inventories. If, however, we are unable to pass on higher costs to our customers, there is a delay in our ability to pass on higher costs to our customers or our supply of products is delayed or curtailed, this could have a material adverse effect on our business, financial condition, results of operations and liquidity. Alternatively, significant steel price decreases can have a material adverse effect on our business, financial condition, results of operation and liquidity if decreases in steel prices necessitate us to reduce product pricing, especially to the extent inventory has been purchased by us prior to the steel price decreases.

Our business is sensitive to economic downturns, which could cause our revenues to decrease.

        The demand for our products is dependent on the general economy, the oil and gas, processing and power generation industries and other factors. Downturns in the general economy or in the oil and gas, processing or power generation industries can cause demand for our products to materially decrease. In 2003, the specialty pipe, sections, plates and pipe components industry experienced softness principally due to weak economic conditions in general and reduced spending on expansion and development projects by end-users. During 2003, we experienced a significant decline in sales and profitability, primarily as a result of a severely depressed power generation market and reduced spending in the processing and oil and gas industries, and an internal decision to liquidate inventory of certain low-margin products. In addition, if we are not adequately able to predict demand and if our inventories (or the inventories of manufacturers, other distributors or our customers) become excessive, there could be a material adverse effect on price levels for our products, the quantity of products sold by us and our revenues.

Significant competition from a number of companies could reduce our market share and have an adverse effect on our selling prices and sales volumes.

        We operate in a highly competitive industry and compete against a number of companies, some of which have significantly greater financial, technological and marketing resources than we do. We believe that our ability to compete depends on high product performance, short lead-time and timely delivery, competitive pricing and superior customer service and support. We might be unable to compete successfully with respect to these or other factors. If we are unsuccessful, we could lose market share to our competitors. Moreover, actions by our competitors could have an adverse effect on our selling prices and sales volumes.

The development of alternatives to specialty pipe and components and high grade structural steel product distributors in the supply chain could cause a decrease in our sales and operating results and limit our ability to grow our business.

        Our customers could begin satisfying more of their product needs by purchasing directly from manufacturers, which could result in decreases in our sales and earnings. Our suppliers could invest in infrastructure to expand their own local sales force and inventory stocking capabilities and sell more products directly to our customers. These or other actions that remove us from, or limit our role in, the distribution chain, may harm our competitive position in the marketplace and reduce our sales and earnings.

Increases in customer, manufacturer and distributor inventory levels could reduce our sales and profit.

        Customer, manufacturer and distributor inventory levels of specialty pipe, plate, sections and pipe component products can change significantly from period to period. Increases in our customers' inventory levels can have a direct adverse effect on the demand for these products when customers draw from inventory rather than purchase new products. Reduced demand, in turn, would likely result in reduced sales volume and overall profitability.

        Increased inventory levels by manufacturers or other distributors can cause an oversupply of specialty products in our markets and reduce the prices that we are able to charge for our products. Reduced prices, in turn, would likely reduce our margins and overall profitability.

We rely on our information technology systems to manage numerous aspects of our business and customer and supplier relationships and a disruption of these systems could adversely affect our business.

        Our information technology (IT) system is an integral part of our business and growth strategies, and a serious disruption to our IT system could significantly limit our ability to manage and operate our business efficiently, which in turn could cause our business and competitive position to suffer and cause our results of operations to be reduced. We depend on our IT system to process orders, track credit risk and manage inventory and accounts receivable collections. Our IT system also allows us to efficiently purchase products from our suppliers and ship products to our customers on a timely basis, maintain cost-effective operations and provide superior service to our customers. While we have contingency plans in place in case of an emergency, we cannot assure you that the plans will allow us to continue to operate at our current level of efficiency.

Loss of third-party transportation providers upon whom we depend or conditions negatively affecting the transportation industry could increase our costs or cause a disruption in our operations.

        We depend upon third-party transportation providers for delivery of products to our customers. Strikes, slowdowns, transportation disruptions or other conditions in the transportation industry, including, but not limited to, shortages of truck drivers, disruptions in rail service, increases in fuel prices and weather conditions, could increase our costs and disrupt our operations and our ability to service our customers on a timely basis. We cannot predict whether or to what extent recent increases or anticipated increases in fuel prices may impact our costs or cause a disruption in our operations going forward.

Loss of key suppliers or reduced product availability could decrease our sales and earnings.

        For the combined twelve months ended December 31, 2005, our ten largest suppliers accounted for approximately 58% of our purchases and our single largest supplier accounted for approximately 15% of our purchases. The loss of any of these suppliers—or a reduction in purchases by us from these suppliers that results in the loss of volume discounts—could result in a decrease in our sales, operating results and earnings by decreasing the availability, or increasing the prices, of products we distribute, which could limit our ability to satisfy our customers' product needs. Such reduced product availability could put us at a competitive disadvantage.

        In addition, particular products or product lines may not be available to us, or available in quantities sufficient to meet our customer demand. A substantial decrease in the availability of these products or product lines could result in a decrease in our sales, operating results and earnings as we might not be able to satisfy our customer's product needs. Such reduced product availability could put us at a competitive disadvantage.

Our ten largest customers account for a substantial portion of our sales and profits, and the loss of these customers could result in materially decreased sales and profits.

        Our top ten customers accounted for approximately 28% of our overall sales for the combined twelve months ended December 31, 2005, and one customer represented approximately 9.6% of total sales. While we generally have contracts with our major customers, these contracts generally may be discontinued with 30 days' notice by either party, are not exclusive and do not require minimum levels of purchases. We may lose a customer for any number of reasons, including as a result of a merger or acquisition, contract expiration, the selection of another provider of our products, business failure or bankruptcy, or our performance. We may not retain long-term relationships or secure renewals of short-term relationships with our major customers in the future. If we were to lose major customers, our revenues and profits would materially decrease.

We may need additional capital in the future and it may not be available on acceptable terms.

        We may require more capital in the future to:

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  fund our operations;

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  finance investments in equipment and infrastructure needed to maintain and expand our distribution capabilities;

  •
  enhance and expand the range of products we offer; and

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  respond to competitive pressures and potential strategic opportunities, such as investments, acquisitions and international expansion.

        We cannot assure you that additional financing will be available on terms favorable to us, or at all. The terms of available financing may place limits on our financial and operating flexibility. If adequate funds are not available on acceptable terms, we may be forced to reduce our operations or delay, limit or abandon expansion opportunities. Moreover, even if we are able to continue our operations, the failure to obtain additional financing could reduce our competitiveness as our competitors may provide better maintained networks or offer an expanded range of services.

Risks generally associated with acquisitions, including identifying and integrating future acquisitions.

        An important element of our growth strategy has been and is expected to continue to be the pursuit of acquisitions of other businesses that either expand or complement our existing product lines. We cannot assure you, however, that we will be able to identify additional acquisitions or that we would realize any anticipated benefits from such acquisitions. Integrating businesses involves a number of special risks, including the possibility that management may be distracted from regular business concerns by the need to integrate operations, unforeseen difficulties in integrating operations and systems, problems concerning assimilating and retaining the employees of the acquired business, accounting issues that arise in connection with the acquisition, challenges in retaining customers and potential adverse short-term effects on operating results. Acquired businesses may require a greater amount of capital, infrastructure or other spending than we anticipate. In addition, we may incur debt or issue securities to finance future acquisitions, which could adversely affect our ability to fulfill our obligations under the notes. We cannot assure you that we will be successful in consummating future acquisitions on favorable terms or at all. If we are unable to successfully complete and integrate strategic acquisitions in a timely manner, our growth strategy could be adversely impacted.

Disruptions in the political and economic conditions of the foreign countries in which we purchase and/or distribute our products could adversely affect our business.

        We distribute our products internationally, including to Asia, Canada, Mexico, the Middle East, South America, and Western Europe, and expect to expand our distribution into new regions. In addition, substantially all of our alloy products are imported from international markets such as Germany, Italy, Japan and South Korea, and we also purchase a portion of our carbon products from abroad. International distribution increases our exposure to risks of war, terrorist attacks, local economic conditions, political disruption, civil disturbance and governmental policies that may:

  •
  disrupt our purchasing and/or distribution capabilities;

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  restrict the movement of funds or limit repatriation of profits;

  •
  lead to U.S. government or international sanctions; and

  •
  limit access to markets for periods of time.

Hurricanes or other adverse weather events could negatively affect our local economies or disrupt our operations, which could have an adverse effect on our business or results of operations.

        Our market areas in the southeastern United States are susceptible to hurricanes. Such weather events can disrupt our operations, result in damage to our properties and negatively affect the local economies in which we operate. Additionally, we may experience communication disruptions with our customers, suppliers and employees. In late August 2005 and September 2005, Hurricanes Katrina and Rita struck the gulf coast of Louisiana, Mississippi, Alabama and Texas and caused extensive and catastrophic physical damage to those market areas. As a result of Hurricanes Katrina and Rita, our Louisiana and Texas locations sustained minor physical damage and were closed for a minimal number of days to secure our employees. Additionally, our sales order backlog and shipments experienced a temporary decline immediately following the hurricanes. We cannot predict whether or to what extent damage caused by future hurricanes will affect our operations or the economies in those market areas. Such weather events could result in disruption of our purchasing and/or distribution capabilities, interruption of our business that exceeds our insurance coverage, our inability to collect from customers and increased operating costs. Our business or results of operations may be adversely affected by these and other negative effects of hurricanes or other adverse weather events.

If we are unable to retain our key management personnel, our growth and future success may be impaired and our financial condition could suffer as a result.

        Our success depends to a significant degree upon the continued contributions of senior management, certain of whom would be difficult to replace. The departure of our executive officers could have a material adverse effect on our business, financial condition or results of operations. We do not maintain key-man life insurance on any of our executive officers. We cannot assure you that the services of such personnel will continue to be available to us. See "Our Management."

We might be unable to employ and retain a sufficient number of sales and customer service personnel.

        Many of our customers require products that are complex, highly engineered and often must be able to perform in harsh conditions. We believe that our success depends upon our ability to employ and retain qualified sales and service personnel with the ability to understand our products and provide tailored product solutions to our customer base. A significant increase in the wages paid by competing employers could result in a reduction of our skilled labor force, increases in the wage rates that we must pay or both. If either of these events were to occur, our cost structure could increase and our growth potential could be impaired.

We are subject to environmental laws and regulations relating to hazardous materials, substances and waste used in or resulting from our operations. Liabilities or claims with respect to environmental matters could have a significant negative impact on our business.

        Our operations are also governed by laws and regulations relating to workplace safety and worker health which, among other things, regulate employee exposure to hazardous chemicals in the workplace. As with other companies engaged in like businesses, the nature of our operations expose us to the risk of liabilities or claims with respect to environmental matters, including those relating to the disposal and release of hazardous substances. We cannot assure you that material costs will not be incurred in connection with such liabilities or claims.

        Based on our company's experience to date, we believe that the future cost of compliance with existing environmental laws and regulations (and liability for known environmental conditions) will not have a material adverse effect on our business, financial condition or results of operations. We cannot predict, however, what environmental or health and safety legislation or regulations will be enacted in the future or how existing or future laws or regulations will be enforced, administered or interpreted. Nor can we predict the amount of future expenditures that may be required in order to comply with such environmental or health and safety laws or regulations or to respond to such environmental claims.

We may not have adequate insurance for potential liabilities.

        Our products are sold primarily for use in the oil and gas, processing and power generation industries, which are subject to inherent risks that could result in death, personal injury, property damage, pollution or loss of production. In addition, defects in our products could result in death, personal injury, property damage, pollution or damage to equipment and facilities. Actual or claimed defects in the products we distribute may give rise to claims against us for losses and expose us to claims for damages. Our insurance may be inadequate or unavailable to protect us in the event of a claim or our insurance coverage may be canceled or otherwise terminated. We face the following additional risks under our insurance coverage:

  •
  we may not be able to continue to obtain insurance on commercially reasonable terms or at all;

  •
  we may be faced with types of liabilities that will not be covered by our insurance, such as damages from environmental contamination or terrorist attacks;

  •
  the dollar amount of any liabilities may exceed our policy limits; and

  •
  we may incur losses from interruption of our business that exceed our insurance coverage.

        Even a partially uninsured claim, if successful and of significant size, could have a material adverse effect on our business, consolidated financial condition, results of operations or liquidity.

We are subject to litigation risks that may not be covered by insurance.

        In the ordinary course of business, we become the subject of various claims, lawsuits and administrative proceedings seeking damages or other remedies concerning our commercial operations, products, employees and other matters, including occasional claims by individuals alleging exposure to hazardous materials as a result of our products or operations. Some of these claims relate to the activities of businesses that we have sold, and some relate to the activities of businesses that we have acquired, even though these activities may have occurred prior to our acquisition of such businesses. We maintain insurance to cover many of our potential losses, and we are subject to various self-retentions and deductibles under our insurance. It is possible, however, that a judgment could be rendered against us in cases in which we could be uninsured and beyond the amounts that we currently have reserved or anticipate incurring for such matters.

The ownership and control of our company and MIM UK by a single holding company may result in conflicts of interest between our company and MIM UK.

        In connection with the MIM US acquisition and the MIM UK acquisition, we became a wholly owned subsidiary of Edgen/Murray, an entity organized by JCP and our other then existing stockholders. The ownership of our company and MIM UK by a single holding company may result in conflicts of interest between MIM UK and our company. For example, Edgen/Murray may cause MIM UK to pursue opportunities that would be attractive to us. If such potential opportunities were diverted from our company to MIM UK, our business, financial condition and results of operations could be adversely affected. Additionally, our CEO and CFO are officers of Edgen/Murray. As officers of Edgen/Murray, our CEO and CFO have substantial responsibilities in connection with the management of the business and operations of Edgen/Murray, which may lead to the diversion of their time and resources from the day-to-day business and operations of our company. If our CEO or CFO is unable to devote sufficient time and resources to our company, our business, financial condition or results of operations could be adversely affected.

We are controlled by parties whose interests may not be aligned with yours.

        Funds managed by JCP currently control Edgen/Murray, our parent holding company. Accordingly, JCP has and will continue to have, by virtue of the ownership interests of these funds and the terms of the limited partnership agreement of Edgen/Murray, significant influence over our management, and the ability to elect our board of directors and to determine the outcome of any other matter submitted for stockholder approval, including the power to determine the outcome of all corporate transactions, such as mergers, consolidations and the sale of all or substantially all of our assets. The interests of JCP may differ from your interests as a noteholder, and as such JCP may take actions that may not be in your interest. For example, if we encounter financial difficulties or are unable to pay our debts as they mature, the interests of JCP might conflict with your interests as a noteholder. In addition, JCP may have an interest in pursuing acquisitions, divestitures, financings or other transactions that, in their judgment, could enhance its equity investment, even though such transactions might involve risks to you as a holder of the notes.

Compliance with regulation of corporate governance and public disclosure will result in additional expenses.

        Keeping abreast of, and in compliance with, laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002 and new SEC regulations will require a significant amount of management attention and external resources. We intend to invest all reasonably necessary resources to comply with evolving standards, and this investment will result in increased general and administrative expenses and a diversion of management time and attention from revenue generating activities to compliance activities.

Our internal controls over financial reporting may not be effective and our independent registered public accounting firm may not be able to certify as to their effectiveness, which could have a significant and adverse effect on our business and reputation.

        We are evaluating our internal controls over financial reporting in order to allow management to report on, and our independent registered public accounting firm to attest to, our internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act of 2002, as amended, and rules and regulations of the SEC thereunder, which we refer to as "Section 404." We are in the process of documenting and testing our internal control procedures in order to satisfy the requirements of Section 404, which requires annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent registered public accountants addressing these assessments. During the course of our testing, we may identify deficiencies which we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. We expect that we will be required to comply with the requirements of Section 404 for our fiscal year ending December 31, 2007. In addition, if we fail to achieve and maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404. We cannot be certain as to the timing of completion of our evaluation, testing and any remediation actions or the impact of the same on our operations. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, our independent registered public accounting firm may not be able to certify as to the effectiveness of our internal control over financial reporting and we may be subject to sanctions or investigation by regulatory authorities, such as the SEC. As a result, there could be a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. In addition, we may be required to incur costs in improving our internal control system and the hiring of additional personnel. Any such action could negatively affect our results of operations.

FORWARD-LOOKING STATEMENTS

        This prospectus contains forward looking statements within the meaning of the federal securities laws. Forward looking statements are those that do not relate solely to historical fact. They include, but are not limited to, any statement that may predict, forecast, indicate or imply future results, performance, achievements or events. They may contain words such as "believe," "anticipate," "expect," "estimate," "intend," "project," "plan," "should," "may," or "could" or words or phrases of similar meaning. They may relate to, among other things: our expected business outlook, anticipated financial and operating results, our business strategy and means to implement the strategy, our objectives, the amount and timing of capital expenditures, the likelihood of our success in expanding our business, financing plans, budgets, working capital needs and sources of liquidity.

        Forward-looking statements are only predictions and are not guarantees of performance. These statements are based on our management's beliefs and assumptions, which in turn are based on currently available information. Important assumptions relating to the forward looking statements include, among others, assumptions regarding demand for our products, the expansion of product offerings geographically or through new applications, the timing and cost of planned capital expenditures, competitive conditions and general economic conditions. These assumptions could prove inaccurate. Forward-looking statements also involve known and unknown risks and uncertainties, which could cause actual results that differ materially from those contained in any forward looking statement. Many of these factors are beyond our ability to control or predict. Such factors include, but are not limited to, the following:

  •
  our substantial leverage;

  •
  volatility in the oil and gas, processing and power generation industries that we serve;

  •
  oil and gas drilling activities in North and South America;

  •
  steel price volatility;

  •
  general economic conditions and construction activity in North and South America;

  •
  the risks associated with the expansion of our business;

  •
  our possible inability to integrate any businesses we acquire;

  •
  domestic and foreign competitive pressures;

  •
  fluctuations in industry-wide inventory levels;

  •
  fluctuations in currency exchange rates;

  •
  asserted and unasserted claims against us;

  •
  compliance with laws and regulations, including those relating to environmental matters;

  •
  technological changes; and

  •
  other factors discussed under "Risk Factors" or elsewhere in this prospectus.

        Given these risks and uncertainties, we urge you to read this prospectus completely and with the understanding that actual future results may be materially different from what we plan or expect. In addition, these forward-looking statements present our estimates and assumptions only as of the date of this prospectus. Except for our ongoing obligation to disclose material information as required by federal securities laws, we do not intend to update you concerning any future revisions to any forward looking statements to reflect events or circumstances occurring after the date of this prospectus.

USE OF PROCEEDS

        We will not receive any proceeds from the exchange offer. In consideration for issuing the new notes, we will receive in exchange the old notes of like principal amount. The old notes surrendered in exchange for new notes will be retired and canceled and cannot be reissued. Accordingly, issuance of the new notes will not result in any increase in our indebtedness. We have agreed to bear the expenses of the exchange offer. No underwriter is being used in connection with the exchange offer.

        The net proceeds from the offering of the old notes, which was completed on December 16, 2005, after deducting estimated commissions, fees and expenses was approximately $27.4 million, which was used to finance the MIM US acquisition, to repay a portion of indebtedness outstanding under our revolving credit facility and to pay related fees, expenses and commissions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

CAPITALIZATION

        The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2005. You should read the information in this table in conjunction with "Use of Proceeds," "Historical Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited consolidated financial statements and notes thereto contained elsewhere in this prospectus.

As of December 31, 2005
(dollars in thousands)
Cash and cash equivalents	$18,014
Debt:
Revolving credit facility(1)	—
9 7/8% Senior Secured Notes due 2011, net of original discount of $1,386	134,614
Various other notes and capital leases	354

Total debt, including current portion	134,968
Redeemable preferred stock—Series A cumulative compounding preferred stock, $.01 par value per share. 40,000 shares are authorized, and 21,600 are issued and outstanding(2)	23,303
Shareholder's equity
Class A Common stock, $.01 par value per share. 5,000,000 shares are authorized and 2,681,564 shares are issued and outstanding	27
Paid-in capital	2,655
Accumulated other comprehensive income (loss)	77
Retained earnings	3,326

Total shareholder's equity	6,085
Total capitalization	$164,356

(1)
The revolving credit facility provides for borrowings of up to $20.0 million. At December 31, 2005, we had no borrowings under the revolving credit facility. See "Description of Certain Indebtedness—Revolving Credit Facility."

(2)
In connection with the preparation of our consolidated financial statements for the year ended December 31, 2005, our management determined that our preferred stock issued in 2005 should be shown outside of shareholder's equity (deficit) in accordance with Emerging Issues Task Force Topic No. D-98, "Classification and Measurement of Redeemable Securities," because the Company may elect to redeem the preferred stock upon the occurrence of certain events and the holder of the preferred stock through its ownership of common stock has voting control of the Company. See note 7 to our audited consolidated financial statements included elsewhere in this prospectus.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF EDGEN CORPORATION

        The following table sets forth, for the periods and dates indicated, our selected historical financial data.

        In connection and simultaneously with the purchase of all of our capital stock by Edgen Acquisition Corporation and related financing transactions, on February 1, 2005, Edgen Corporation merged with Edgen Acquisition Corporation, with Edgen Corporation surviving the merger. In the table below, "Successor" refers to Edgen Corporation following the merger, and "Predecessor" refers to Edgen Corporation prior to the merger. The Successor conducted no operations from the date of formation of Edgen Acquisition Corporation until the merger on February 1, 2005.

        We have derived (i) our selected statement of operations data for the period February 1, 2005 to December 31, 2005 (Successor), the period January 1, 2005 to January 31, 2005 (Predecessor) and the fiscal years ended December 31, 2004 and 2003 and our selected balance sheet data as of December 31, 2005 (Successor) and December 31, 2004 (Predecessor) from our audited consolidated financial statements included elsewhere in this prospectus and (ii) our selected statement of operations data for the fiscal years ended December 31, 2002 and 2001 and our selected balance sheet data as of December 31, 2003, 2002 and 2001 from our audited consolidated financial statements not included in this prospectus.

        Historical results presented below are not necessarily indicative of results of future operations, and the results for any interim period are not necessarily indicative of the results that may be expected for a full year. The selected financial data presented below should be read in conjunction with, and is qualified in its entirety by reference to, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited consolidated financial statements and the related notes thereto contained elsewhere in this prospectus.

	Successor	Predecessor Period(1)
	Period February 1, 2005 to December 31, 2005	Period January 1, 2005 to January 31, 2005
			Fiscal Year Ended December 31,
			2004	2003	2002	2001
	(dollars in thousands)
Statement of Operations Data:
Sales	$262,746	$18,945	$207,821	$147,025	$212,312	$173,044
Cost of sales	209,463	14,153	155,357	121,146	168,368	133,099

Gross profit	53,283	4,792	52,464	25,879	43,944	39,945
Income (loss) from operations	19,520	(9,773)	18,055	(5,717)	14,621	13,161
Income (loss) from continuing operations before taxes	7,878	(10,156)	12,998	(8,665)	11,573	8,081
Income tax expense (benefit) from continuing operations	2,849	(1,916)	(3,211)	(4,195)	1,385	3,254

Income (loss) from continuing operations	5,029	(8,240)	16,209	(4,470)	10,188	4,827
Loss from discontinued operations before taxes	—	—	—	(348)	(4,469)	(3,807)
Income tax benefit from discontinued operations	—	—	—	159	1,760	1,523

Income (loss) before cumulative effect of change in accounting principle	5,029	(8,240)	16,209	(4,659)	7,479	2,543
Cumulative effect of change in accounting principle(2)	—	—	—	—	(39,414)	—

Net income (loss)	5,029	(8,240)	16,209	(4,659)	(31,935)	2,543
Preferred dividend requirement	(1,703)	(190)	(2,206)	(2,212)	(2,236)	(2,236)

Net income (loss) applicable to common shareholders	$3,326	$(8,430)	$14,003	$(6,871)	$(34,171)	$307

Other Financial Data:
EBITDA(3)	$24,678		$(9,622)	$20,561		$(3,542)	$16,347		$16,031
Depreciation and amortization	5,466		201	2,400		2,001	1,672		2,760
Capital expenditures	1,315		4	1,112		2,499	2,369		2,070
Net cash provided by (used in):
Cash flows—operating activities	9,527		4,249	5,849		24,738	(1,770)		23,325
Cash flows—investing activities	(135,943)		(1)	(1,036)		(3,115)	(10,214)		(2,901)
Cash flows—financing activities	144,429		(1,477)	(7,803)		(18,499)	11,401		(21,389)
Ratio of earnings to fixed charges(4)	1.37	x	—	2.62	x	—	2.60	x	1.49	x
	Successor	Predecessor
	As of December 31,
	2005	2004	2003	2002	2001
	(dollars in thousands)
Balance Sheet Data:
Cash	$18,014	$134	$3,125	$—	$583
Net property, plant, and equipment	11,259	10,423	11,668	11,065	10,417
Total assets	224,035	118,862	105,560	121,650	148,718
Long-term debt	134,968	47,883	50,973	65,206	57,170
Redeemable preferred stock(5)	23,303	—	—	—	—
Mandatorily redeemable preferred stock	—	55,979	53,918	52,253	46,017
Total shareholder's equity (deficit)	6,085	(11,754)	(25,533)	(18,523)	15,648

(1)
Periods prior to February 1, 2005 represent the Predecessor prior to the consummation of the Buy-out Transaction, and our historical consolidated financial data for such periods do not give effect to the Buy-out Transaction. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Predecessor and Successor."

(2)
The cumulative effect of change in accounting principle for the year ended December 31, 2002 relates to the Company's adoption of the provisions of the Financial Accounting Standards Board's Statement of Accountant Standards No. 142, Goodwill and Other Intangible Assets, which resulted in a reduction in the carrying value of goodwill.

(3)
We define EBITDA as net income (loss) before cumulative effect of change in accounting principle, loss from discontinued operations net of income tax benefit, net interest expense, income taxes, and depreciation and amortization. We use EBITDA in our business operations to, among other things, evaluate the performance of our operating segments, develop budgets and measure our performance against those budgets, determine employee bonuses and evaluate our cash flows in terms of cash needs. We find it a useful tool to assist us in evaluating performance and liquidity because it eliminates items related to corporate overhead and capital structure, taxes and other non-cash charges. However, EBITDA, which does not represent operating income or net cash provided by operating activities as those items are defined by GAAP, should not be considered by prospective investors in the notes to be an alternative to operating income or cash flow from operations or indicative of whether cash flows will be sufficient to fund our future cash requirements. EBITDA is not a complete net cash flow measure or measure of liquidity because EBITDA does not include reductions for cash payments for an entity's obligation to service its debt, fund its working capital, make capital expenditures and acquisitions and pay its income taxes. Rather, EBITDA is a potential indicator of an entity's ability to fund these cash requirements. EBITDA is not a measure of profitability because it does not include costs and expenses for depreciation and amortization, interest and related expenses and income taxes. Also, because EBITDA is not calculated in the same manner by all companies, it may not be comparable to other similarly titled measures used by other companies.

  Set forth below is a reconciliation of net income (loss) to EBITDA for the periods presented:

	Successor	Predecessor Period(1)
	Period February 1, 2005 to December 31, 2005	Period January 1, 2005 to January 31, 2005
			Fiscal Year Ended December 31,
			2004	2003	2002	2001
	(dollars in thousands)
Statement of Operations Data:
Net income (loss)	$5,029	$(8,240)	$16,209	$(4,659)	$(31,935)	$2,543
Cumulative effect of change in accounting principle	—	—	—	—	39,414	—
Discontinued operations, net of income tax benefit	—	—	—	189	2,709	2,284
Income tax (benefit) expense	2,849	(1,916)	(3,211)	(4,195)	1,385	3,254
Interest expense, net	11,334	333	5,163	3,122	3,102	5,190
Depreciation and amortization	5,466	201	2,400	2,001	1,672	2,760

EBITDA	$24,678	$(9,622)	$20,561	$(3,542)	$16,347	$16,031

(4)
For the purposes of calculating the ratio of earnings to fixed charges, earnings represents pre-tax earnings from continuing operations, plus fixed charges, less preferred dividends. Fixed charges consist of interest expense, amortization of capitalized expenses related to indebtedness, and preferred dividends. For the year ended December 31, 2003 and the period January 1, 2005 to January 31, 2005, earnings were not sufficient to cover fixed charges. For the year ended December 31, 2003 and the period January 1, 2005 to January 31, 2005, the deficiency was $12,952 and $10,390, respectively.

(5)
In connection with the preparation of our consolidated financial statements for the year ended December 31, 2005, our management determined that our preferred stock issued in 2005 should be shown outside of shareholder's equity (deficit) in accordance with Emerging Issues Task Force Topic No. D-98, "Classification and Measurement of Redeemable Securities," because the Company may elect to redeem the preferred stock upon the occurrence of certain events and the holder of the preferred stock through its ownership of common stock has voting control of the Company. See note 7 to our audited consolidated financial statements included elsewhere in this prospectus.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF
MURRAY INTERNATIONAL METALS, INC.

        The following table sets forth, for the periods and dates indicated, selected historical financial data of MIM US.

        The selected statement of operations data of MIM US for the fiscal year ended January 31, 2005 has been derived from the audited financial statements of MIM US included elsewhere in this prospectus. The selected statement of operations data of MIM US for the nine months ended October 31, 2005 has been derived from the unaudited condensed financial statements of MIM US included elsewhere in this prospectus. The unaudited condensed financial statements have been prepared on the same basis as the audited financial statements and, in the opinion of management of MIM US, reflect all the adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for those periods. The selected financial data of MIM US does not purport to be indicative of balance sheet data or results of operations as of any future date or for any future period.

        Historical results presented below are not necessarily indicative of results of future operations, and the results for any interim period are not necessarily indicative of the results that may be expected for a full year. The selected financial data presented below should be read in conjunction with, and is qualified in its entirety by reference to the audited and unaudited financial statements of MIM US and the related notes thereto contained elsewhere in this prospectus.

	Nine Months Ended October 31, 2005	Fiscal Year Ended January 31, 2005
	(dollars in thousands)
Statement of Operations Data:
Sales	$20,100	$29,632
Cost of sales	16,579	24,270

Gross profit	3,521	5,362
Income from operations	2,343	3,784
Income (loss) from continuing operations before income tax expense	2,212	3,762
Income tax expense	927	1,408

Net income	$1,285	$2,354

	Nine Months Ended October 31, 2005	Fiscal Year Ended January 31, 2005
	(dollars in thousands)
Other Financial Data:
Depreciation and amortization	$25	$33
Capital expenditures	3	2
Net cash provided by (used in):
Cash flows—operating activities	3,156	(1,041)
Cash flows—investing activities	(3)	(2)
Cash flows—financing activities	(889)	(572)

	As of
	October 31, 2005	January 31, 2005
	(dollars in thousands)
Balance Sheet Data:
Cash	$3,401	$1,137
Net property, plant, and equipment	78	100
Total assets	11,652	11,383
Long-term debt	19	36
Total shareholders' equity	6,416	6,006

UNAUDITED PRO FORMA CONDENSED
COMBINED FINANCIAL STATEMENTS

        The following unaudited pro forma condensed combined financial statements are presented to illustrate the estimated effects of the following transactions on our historical financial position and results of operations:

  •
  the Buy-out Transaction (including the issuance of our existing notes and borrowings under our revolving credit facility);

  •
  the Western Flow acquisition;

  •
  the MIM US acquisition; and

  •
  the issuance of the old notes and the use of proceeds therefrom, including the repayment of a portion of indebtedness outstanding under our revolving credit facility.

        We have derived our historical condensed consolidated statement of operations data for the period February 1, 2005 to December 31, 2005 (Successor) and the period January 1, 2005 to January 31, 2005 (Predecessor) from our audited consolidated financial statements included elsewhere in this prospectus. We have derived (i) the MIM US historical condensed statement of operations data for the fiscal year ended January 31, 2005 from the audited financial statements included elsewhere in this prospectus and (ii) the MIM US historical condensed statement of operations data for the nine months ended October 31, 2005 from the unaudited condensed financial statements included elsewhere in this prospectus. The unaudited condensed financial statements have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management of MIM US, reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for those periods. We have derived the Western Flow historical condensed statement of operations data for the period January 1, 2005 to July 14, 2005 from the unaudited financial statements of Western Flow.

        The unaudited pro forma condensed consolidated balance sheet at December 31, 2005 is not presented, as the transactions listed above are already reflected in the historical accounts. The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2005 assume that the transactions described above took place on January 1, 2005, the beginning of our 2005 fiscal year. The information presented in the unaudited pro forma condensed combined financial statements is not necessarily indicative of our financial position or results of operations that would have occurred if the transactions described above had been consummated as of the dates indicated, nor should it be construed as being a representation of our future financial position or results of operations.

        The pro forma adjustments are based upon currently available information and certain assumptions that we believe are reasonable under the circumstances. The acquisitions of Western Flow and MIM US by Edgen Corporation are accounted for using the purchase method of accounting and the resulting assets acquired and liabilities assumed have been reflected at their estimated fair market values at the date of acquisition. These adjustments are more fully described in the notes to the unaudited pro forma condensed combined financial statements below.

        The pro forma condensed combined financial statements should be read in conjunction with, and are qualified in their entirety by reference to, the sections entitled "Selected Historical Consolidated Financial Data of Edgen Corporation," "Selected Historical Consolidated Financial Data of Murray International Metals, Inc.," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with our audited consolidated financial statements, the audited and unaudited financial statements of MIM US and the related notes thereto contained elsewhere in this prospectus.

	Historical
	Successor	Predecessor	Non-GAAP
	Period February 1, 2005 to December 31, 2005	Period January 1, 2005 to January 31, 2005	Combined Twelve Months Ended December 31, 2005	Western Flow Products, Inc.	Murray International Metals, Inc.	Pro Forma Adjustments		2005 Pro Forma
	(dollars in thousands)
Statement of Operations Data:
Sales	$262,746	$18,945	$281,691	$3,061	$20,100	$13,152	(1)	$318,004
Cost of sales	209,463	14,153	223,616	1,947	16,579	10,588	(1)
						162	(2)	252,892

Gross profit	53,283	4,792	58,075	1,114	3,521	2,402		65,112
Operating expenses:
Yard and shop expense	4,534	390	4,924	—	—	—		4,924
Selling, general and administrative expense	23,763	13,974	37,737	367	1,153	(150	)(3)
						463	(1)	39,570

Depreciation and amortization expense	5,466	201	5,667	8	25	6	(4)
						7	(1)	5,713

Total operating expenses	33,763	14,565	48,328	375	1,178	326		50,207

Income (loss) from operations	19,520	(9,773)	9,747	739	2,343	2,076		14,905
Other income (expense):
Other income (expense)	(308)	(50)	(358)	0	(137)	277	(1)	(218)
Interest expense, net	(11,334)	(333)	(11,667)	4	6	(4,057	)(5)	(15,714)

Income (loss) from continuing operations before taxes	7,878	(10,156)	(2,278)	743	2,212	(1,704)		(1,027)
Income tax expense (benefit)	2,849	(1,916)	933	227	927	(464	)(6)	1,623

Net income (loss)	5,029	(8,240)	(3,211)	516	1,285	(1,240)		(2,650)
Preferred dividend requirement	(1,703)	(190)	(1,893)	—	—	190	(7)

						(150	)(8)	(1,853)

Net income (loss) applicable to common shareholders	$3,326	$(8,430)	$(5,104)	$516	$1,285	$(1,200)		$(4,503)

(1)
Reflects the unaudited operating results of MIM US for the period January 1, 2005 to January 31, 2005 and the period November 1, 2005 to December 15, 2005.

(2)
Represents the impact of additional costs of sales related to the increase in value of inventory at the acquisition date of Edgen Corporation so as to properly state inventory at fair value.

(3)
Reflects the elimination of certain annual management and directors fees paid prior to the Buy-out Transaction.

(4)
Represents additional depreciation expense on the increase in property and equipment as a result of the allocation of a portion of the purchase price in excess of the net book value to the assets acquired so as to properly state the assets at fair value.

(5)
Reflects (i) the elimination of historical interest expense on debt settled in connection with the Buy-out Transaction and debt not assumed in the Western Flow acquisition and (ii) interest expense on debt issued in connection with the

  Buy-out Transaction (including the issuance of $135.0 million of our existing notes) at rates assumed to be in effect at the time of the Buy-out Transaction, as follows:

Elimination of historical interest expense	$(324)
Interest on existing notes at 9 7/8%	3,925
Interest on revolving credit facility(a)	9
Accretion of original discount on existing notes	274
Amortization of debt issue costs	173

Total	$4,057

    (a)
    For purposes of calculating interest on the revolving credit facility, LIBOR is assumed to be 2.5% for the period. Each one-eighth percent change in the interest rate would not have a material change in the assumed pro forma interest expense.

(6)
Reflects the tax effect of the pro forma adjustments to income at Edgen Corporation's statutory rate (37%) for the periods presented.

(7)
Reflects the elimination of dividends on Edgen Corporation's mandatorily redeemable preferred stock, which was retired in connection with the Buy-out Transaction.

(8)
Represents accrued but unpaid dividends on 21,600 shares of Series A 8 1/2% cumulative compounding preferred stock, $0.01 par value, issued to our shareholders in connection with the Buy-out Transaction.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward looking statements as a result of certain factors, including those set forth under the heading "Forward-Looking Statements" and "Risk Factor." above. Unless otherwise provided below, references to "we," "us," and "our Company" refer to Edgen Corporation and its consolidated subsidiaries. The following discussion should be read in conjunction with our consolidated financial statements and related notes thereto included elsewhere in this prospecus.

General

Background

        We are a leading global distributor of specialty steel pipe, pipe components and high grade structural sections and plates for use in niche applications, primarily in the oil and gas, processing and power generation industries. The products we distribute are highly specialized and are used in environments that require high performance characteristics, such as the ability to withstand highly corrosive or abrasive materials, extremely high or low temperatures, or high-pressure. These products are principally used in maintenance and repair projects, expansions of infrastructure and development projects. With the acquisition of Murray International Metals, Inc. ("MIM US"), our carbon products group expanded its products to include high yield and special grade structural steel, primarily high grade steel tubes, plates and sections, used in the construction of offshore drilling oil and gas infrastructures, drilling and production platforms and well heads used in oil and gas projects.

        As of March 30, 2006, we operate in 17 locations, including 15 in the United States, and two in Canada. Fourteen of our locations currently stock inventory for quick turnaround to our customers. Our inventory generally consists of specialty products that we distribute to over 2,000 customers worldwide. We offer our customers significant breadth in our product offering and consistently provide products that may not otherwise be available on a quick response basis in quantities that are usable by customers.

Predecessor and Successor

        On December 31, 2004, Edgen Acquisition Corporation, a corporation newly formed by Jefferies Capital Partners ("JCP"), entered into a stock purchase agreement with Edgen Corporation and the stockholders of Edgen Corporation to purchase all of the outstanding capital stock of Edgen Corporation from its then existing stockholders for an aggregate purchase price of approximately $124.0 million, which included the assumption or repayment of indebtedness of Edgen Corporation but excluded payment of fees and expenses. The acquisition closed on February 1, 2005 and was funded with proceeds to Edgen Acquisition Corporation from the issuance and sale of $105.0 million 9 7/8% Senior Secured Notes due 2011 as well as an equity investment from funds managed by JCP and certain members of management of Edgen Corporation. We refer to these transactions collectively as the "Buy-out Transaction." A discussion of the notes is included below under "—Liquidity and Capital Resources."

        Concurrently with the acquisition and the offering and issuance of the notes, Edgen Corporation also entered into a new $20.0 million senior secured revolving credit facility, which we refer to as the revolving credit facility, and borrowed $2.7 million thereunder.

        Simultaneously with the acquisition and the related financing transactions, Edgen Acquisition Corporation was merged with and into Edgen Corporation, which survived the merger and became liable for all obligations under the notes and borrowings under the revolving credit facility. Edgen

Corporation following the merger is referred to as the "Successor." Edgen Corporation prior to the merger is referred to as the "Predecessor."

        In accordance with accounting principles generally accepted in the United States of America ("GAAP"), we have separated our historical financial results for the Predecessor and the Successor. The separate presentation is required under GAAP in situations when there is a change in accounting basis, which occurred when purchase accounting was applied to the acquisition of the Predecessor. Purchase accounting requires that the historical carrying value of assets acquired and liabilities assumed be adjusted to fair value, which may yield results that are not comparable on a period-to-period basis due to the different, and sometimes higher, cost basis associated with the allocation of the purchase price. In addition, at the time of the acquisition of the Predecessor, we experienced changes in our business as a result of the Buy-out Transaction, which was consummated simultaneously with the acquisition of the Predecessor. There have been no material changes to the operations or customer relationships of our business as a result of the acquisition of the Predecessor.

        In evaluating our results of operations and financial performance, our management has used combined results for the twelve months ended December 31, 2005 as a single measurement period. Due to the Buy-out Transaction, we believe that comparisons between the fiscal year ended December 31, 2004 and either the Predecessor's results for the period from January 1, 2005 to January 31, 2005 or the Successor's results for the period from February 1, 2005 to December 31, 2005 may impede the ability of users of our financial information to understand our operating and cash flow performance.

        Consequently, to enhance an analysis of our operating results and cash flows, we have presented our operating results and cash flows on a combined basis for the twelve month period ended December 31, 2005. This combined presentation for the twelve month period ended December 31, 2005 simply represents the mathematical addition of the pre-merger results of operations of the Predecessor for the period from January 1, 2005 to January 31, 2005 and the results of operations of the Successor for the period from February 1, 2005 to December 31, 2005. The Successor conducted no operations from the date of formation of Edgen Acquisition Corporation until the merger on February 1, 2005. We believe the combined presentation provides relevant information for investors. These combined results, however, are not intended to represent what our operating results would have been had the Buy-out Transaction occurred at the beginning of the period. A reconciliation showing the mathematical combination of our operating results for such periods is included below under "—Results of Operations."

Formation of a Holding Company

        On December 16, 2005, our stockholders organized a new holding company, Edgen/Murray, L.P. ("Edgen/Murray"), to hold all of the outstanding equity interests of Edgen and a newly created company, Pipe Acquisition Limited ("PAL"), which acquired Murray International Metals Ltd. ("MIM UK") on December 16, 2005. Edgen/Murray is a Delaware limited partnership and is controlled by funds managed by JCP. Additionally, certain members of Edgen Corporation's management are officers of Edgen/Murray. In connection with the acquisition of MIM UK, Edgen/Murray also issued additional partnership interests to the funds managed by JCP, certain members of management of Edgen Corporation and MIM UK, and the sellers of MIM UK.

Operating Segments

        We have two operating segments—our alloy products group and our carbon products group. Our alloy products group primarily distributes alloy based specialty pipes, fittings and flanges that are principally used in high-pressure, extreme temperature and high-corrosion applications in the process and power generation industries. Our carbon products group primarily distributes prime carbon specialty pipes, fittings and flanges that are principally used in high-yield, high-tensile applications in the oil and gas production and transmission, the process and the power generation industries. With the acquisition of MIM US, we have expanded our carbon products to include high grade structural steel products, including steel tubes, plates and sections, used in the construction of offshore drilling rigs, drilling and production platforms and well heads.

Revenue Sources

        Total Sales.    We generate substantially all of our total revenues from the sale of our products. Our carbon products group accounts for the most significant portion of our total sales and our alloy products group accounts for the remainder. For the combined twelve months ended December 31, 2005 and the years ended December 31, 2004 and 2003, approximately 27.2%, 25.1% and 27.9%, respectively, of our total sales were attributable to the alloy products group and approximately 72.8%, 74.9% and 72.1%, respectively, of our total sales were attributable to the carbon products group. We recognize revenue on products sales when products are shipped and the customer takes title and assumes risk of loss. Shipping and handling costs incurred are included as a component of cost of goods sold.

        The products we sell are used principally in maintenance and repair projects, expansions of infrastructure and development projects. Over the last two years most of the products sold by us have been used in maintenance and repair applications because there have been relatively few new installations in our end-use markets. We fill large orders for new installations or expansions of infrastructure that sometimes exceed $1.0 million in value but the majority of our product sales orders are smaller, maintenance related orders. In the processing and power generation markets, and in smaller oil and gas projects, the variety and non-standard nature of the products necessitate procurement from distributors like us. New pipeline construction projects, however, usually require large quantities of custom specialty steel pipe and are typically obtained directly from the manufacturer due to long lead times and large order quantities. For the combined twelve months ended December 31, 2005, our product orders were as follows:

  •
  approximately 86% of our product orders were for less than $10,000 per order, which in the aggregate represented approximately 18% of our consolidated sales;

  •
  approximately 14% of our product orders ranged from $10,000 to $500,000 per order, which in the aggregate represented approximately 66% of our consolidated sales; and

  •
  approximately one-tenth of one percent of our product orders were for more than $500,000 per order, which in the aggregate represented approximately 16% of our consolidated sales.

        For a discussion of the impact of seasonality on our product sales, see "Seasonality" below.

        Alloy Products Group Segment.    The alloy products we sell are principally used in high-pressure, extreme temperature and high-corrosion applications, such as in heating, desulphurization, refrigeration and liquefied natural gas units in the processing and refining industries, and in heat recovery steam generation units in the power generation industry. Substantially all of our alloy products are imported from international markets such as Germany, Italy, South Korea or Japan. Alloy pipe and components are more expensive and generally have higher margins than carbon pipe and components.

        Carbon Products Group Segment.    The carbon products we sell are principally used in high-yield, high-tensile, abrasive applications such as the gathering and transmission of oil, natural gas and phosphates, conductor casing and high yield and high grade structural steel products including tubes, plates and sections used in the construction of offshore drilling oil and gas infrastructures, drilling and production platforms and well heads. We purchase our carbon products from both domestic and international manufacturers.

        Sales in our alloy product groups segment and our carbon products group segment are primarily driven by the following factors:

  •
  changes in oil and natural gas markets;

  •
  refining industry margins;

  •
  demand for electrical power and the use of fuel for power generation;

  •
  worldwide demand for chemicals and refined products in the processing industry; and

  •
  the level of spending for construction projects in the oil and gas, processing and power generation industries.

Principal Costs and Expenses

        Our largest expense is the cost to purchase the products we distribute, which is included in cost of goods sold. We buy and pay for most of our products on standard commercial terms (e.g., payment typically due within 30 to 60 days). For the combined twelve months ended December 31, 2005 and the years ended December 31, 2004 and 2003, cost of goods sold was $223.6 million, $155.4 million and $121.1 million, respectively. Costs of sales for the period February 1, 2005 to December 31, 2005 includes $1.7 million in additional expense related to a fair value purchase price allocation adjustment which increased the cost of our alloy inventory as of February 1, 2005. Our operating expenses consist principally of selling, general and administrative expense, depreciation and amortization, and yard and shop expense. For the combined twelve months ended December 31, 2005 and the years ended December 31, 2004 and 2003, our operating expenses were approximately $48.3 million (including approximately $12.0 million of Buy-out Transaction- related fees), $34.4 million and $31.6 million, respectively.

Principal Cash Flows

        We generate cash primarily from our operating activities, and historically we have used cash flows from operating activities, if positive, and our revolving credit facility as the primary sources of funds to purchase our inventory, fund working capital and capital expenditures, and make acquisitions.

Principal External Factors that Affect our Business

        We are subject to a number of external factors that may adversely affect our businesses. These factors, which are discussed below and under the headings "Forward Looking Statements," "Our Business" and "Risk Factors" and elsewhere in this prospectus, include:

  •
  Oil and gas price volatility. Proceeds from the sale of specialty steel pipe, fittings and flanges and structural sections and plates to the oil and gas industry constitute a significant portion of our sales. As a result, we depend upon the oil and gas industry and its ability and willingness to make capital expenditures to explore for, develop and produce oil and gas and refined products. If these expenditures decline, our business will suffer.

  •
  Fluctuations in steel prices. Fluctuations in steel prices can lead to volatility in the pricing of our products, which can influence the buying patterns of our customers and have a negative impact on our results of operations.

  •
  Economic downturns. The demand for our products is dependent on the general economy, the oil and gas, processing and power generation industries and other factors. Downturns in the general economy or in the oil and gas, processing or power generation industries can cause demand for our products to materially decrease. During 2003, we experienced a significant decline in sales and profitability, primarily as a result of a severely depressed power generation market and reduced spending in the processing and oil and gas industries, and an internal decision to liquidate inventory of certain low-margin products.

  •
  Decreases in demand for energy and electrical power. Reduced demand for energy and electrical power would reduce demand for our products, which depending on the level of reduced demand, could have a material adverse effect on our results of operations.

  •
  Increases in customer, manufacturer and distributor inventory levels of specialty pipe and component products and structural sections and plates. Customer, manufacturer and distributor inventory levels of specialty pipe and component products and structural sections and plates can change significantly from period to period. Increases in our customers' inventory levels can have a direct adverse effect on the demand for our products when customers draw from inventory rather than purchase new products. Reduced demand, in turn, would likely result in reduced sales volume and overall profitability. Increased inventory levels by manufacturers or other distributors can cause an oversupply of specialty products in our markets and reduce the prices that we are able to charge for our products. Reduced prices, in turn, would likely reduce our margins and overall profitability.

        We believe that our focus on the maintenance and repair market and the diversity of our product offerings, customer base and geographic markets helps temper the effects to us of downturns in a particular market. We continue to:

  •
  implement business development initiatives;

  •
  seek expansion of our international presence;

  •
  strive to optimize our purchasing and inventory levels; and

  •
  pursue accretive strategic acquisitions.

Critical Accounting Policies; Use of Estimates

        The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses in our consolidated financial statements. We base our estimates on historical experience and other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for our judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Our actual results may differ from these estimates under different circumstances or conditions. If actual amounts are ultimately different from these estimates, the revisions are included in our results of operations for the period in which the actual amounts become known.

        We believe the following critical accounting policies and estimates affect our more significant judgments and estimates used in preparing our consolidated financial statements. (See note 1 to our audited consolidated financial statements included elsewhere in this prospectus for a summary of our significant accounting policies.) There have been no material changes made to our critical accounting policies and estimates during the periods presented in our consolidated financial statements, except as noted below under "—Redeemable Preferred Stock" and "—Income Tax Expense Estimates and Policies."

Accounts Receivable

        We maintain an allowance for doubtful accounts to reflect our estimate of the uncollectibility of accounts receivable. Concentration of credit risk with respect to trade accounts is within several industries and is limited because of our broad customer base. We perform ongoing credit evaluations of customers and set credit limits based upon reviews of customers' current credit information and payment histories. We monitor customer payments and maintain a provision for estimated uncollectible accounts based on historical experience and specific customer collection issues that we have identified. Estimation of such losses requires adjusting historical loss experience for current economic conditions and judgments about the probable effects of economic conditions on certain customers. The rate of future credit losses may not be similar to past experience.

        We record the effect of any necessary adjustments prior to the publication of our consolidated financial statements. We consider all available information when assessing the adequacy of the provision for allowances, claims and doubtful accounts. Adjustments made with respect to the allowance for doubtful accounts often relate to improved information not previously available. Uncertainties with respect to the allowance for doubtful accounts are inherent in the preparation of financial statements.

Inventories

        We state our inventories at the lower of cost or market. We account for our inventories using the weighted average cost method of accounting. We maintain allowances for damaged, slow-moving and unmarketable inventory to reflect the difference between the cost of the inventory and the estimated market value. We regularly review our inventory on hand and update our allowances based on historical and current sales trends. Changes in product demand and our customer base may affect the value of inventory on hand and may require higher inventory allowances. Uncertainties with respect to the inventory valuation are inherent in the preparation of financial statements.

Goodwill

        Goodwill represents the excess of the amount we paid to acquire a company over the estimated fair value of tangible assets and identifiable assets acquired, less liabilities assumed. As of December 31, 2005, our goodwill balance was $37.1 million, representing 16.6% of total assets.

        We account for goodwill under the provisions of the Financial Accounting Standards Board's ("FASB") Statement of Financial Accounting Standards ("SFAS No.") 142, Goodwill and Other Intangible Assets. Under these rules we test for goodwill for impairment annually or at any other time when impairment indicators exist. As of January 1, 2006, we performed our annual goodwill impairment test, which requires comparison of our estimated fair value to our book value including goodwill. As a result of the test, we believe the goodwill on our balance sheet is not impaired. In assessing the recoverability of our goodwill and other intangibles, we must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. We estimate future cash flows at the reporting unit level. A key assumption that we make is that our business will grow at approximately 10% per year, adjusted for the current economic outlook. If these estimates or their related assumptions change in the future, we may be required to record impairment charges not previously recorded for these assets.

Long-Lived Assets

        We assess the impairment of long-lived assets, including customer relationships and tradenames, when events or changes in circumstances indicate that the carrying value of the assets or the asset group may not be recoverable. The asset impairment review assesses the fair value of the assets based on the future cash flows the assets are expected to generate. An impairment loss is recognized when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from the disposition of the asset (if any) are less than the related asset's carrying amount. Impairment losses are measured as the amount by which the carrying amounts of the assets exceed their fair values. Estimates of future cash flows are judgments based on our experience and knowledge of our operations and the industries in which we operate. These estimates can be significantly affected by future changes in market conditions, the economic environment, and capital spending decisions of our customers and inflation.

Redeemable Preferred Stock

        In connection with the preparation of our consolidated financial statements for the year ended December 31, 2005, our management determined that the Series A Preferred Stock issued in February 2005 should be shown outside of shareholder's equity (deficit) in accordance with Emerging Issues task Force Topic No. D-98, "Classification and Measurement of Redeemable Securities," because of a redemption feature and the holder of the Series A Preferred Stock through its ownership of common stock has voting control of the Company. See note 7 to our audited consolidated financial statements included elsewhere in this prospectus.

Income Tax Expense Estimates and Policies

        As part of the income tax provision process of preparing our consolidated financial statements, we are required to estimate our income taxes. This process involves estimating our current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income, and to the extent we believe the recovery is not likely, we must establish a valuation allowance. Further, to the extent that we establish a valuation allowance or increase this allowance in a financial accounting period, we must include a tax provision, or reduce our tax benefit in our consolidated statement of operations. We use our judgment to determine our provision or benefit for income taxes, deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets.

        We recorded a valuation allowance in 2002 against a portion of deferred tax assets because management believed that the deferred tax assets related to goodwill impairment (see note 9 to our audited consolidated financial statements included elsewhere in this prospectus) would not more than likely be realized in full through future operating results and the reversal of taxable timing differences. Based on operating results for fiscal 2004 and projected operating results for fiscal 2005 and 2006, management believed this was no longer to be the case and the valuation allowance was reversed as of December 31, 2004. This resulted in an increase in the deferred tax asset and a related decrease in income tax expense of $7.1 million.

        There are various factors that may cause our tax assumptions to change in the near term, and we may have to record a valuation allowance against our deferred tax assets. We cannot predict whether future U.S. federal and state income tax laws and regulations might be passed that could have a material effect on our results of operations. We assess the impact of significant changes to the U.S. federal and state income tax laws and regulations on a regular basis and update the assumptions and estimates used to prepare our financial statements when new legislation and regulations are enacted.

Results of Operations

        The following table provides our statements of operations, our sales to international customers and our sales, operating profits and gross margins as a percentage of sales for our operating segments. The table shows the segments as they are reported to management, and they are consistent with the segmented reporting in note 12 to our audited consolidated financial statements included elsewhere in this prospectus. The period-to-period comparisons of financial results are not necessarily indicative of future results, or in the case of the interim periods, results for a full year.

				Predecessor
			Non-GAAP Combined
	Successor	Predecessor		Fiscal Year Ended December 31,
	Period February 1, 2005 to December 31, 2005	Period January 1, 2005 to January 31, 2005	Twelve Months Ended December 31, 2005
				2004	2003
	(in thousands, except percentages)
SALES	$262,746	$18,945	$281,691	$207,821	$147,025
COST OF SALES	209,463	14,153	223,616	155,357	121,146

Gross Profit	53,283	4,792	58,075	52,464	25,879
OPERATING EXPENSES:
Yard and shop expense	4,534	390	4,924	4,592	4,013
Selling, general, and administrative expense	23,763	13,974	37,737	27,417	25,582
Depreciation and amortization expense	5,466	201	5,667	2,400	2,001

Total operating expenses	33,763	14,565	48,328	34,408	31,596
INCOME (LOSS) FROM OPERATIONS	19,520	(9,773)	9,747	18,055	(5,717)
OTHER INCOME (EXPENSE)
Other income (expense)	(308)	(50)	(358)	106	174
Interest expense	(11,334)	(333)	(11,667)	(5,163)	(3,122)

INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAX EXPENSE	7,878	(10,156)	(2,278)	12,998	(8,665)
INCOME TAX EXPENSE (BENEFIT)	2,849	(1,916)	933	(3,211)	(4,195)

INCOME (LOSS) FROM CONTINUING OPERATIONS	5,029	(8,240)	(3,211)	16,209	(4,470)
DISCONTINUED OPERATIONS, NET OF TAX	—	—	—	—	(189)
NET INCOME (LOSS)	5,029	(8,240)	(3,211)	16,209	(4,659)
PREFERRED DIVIDEND REQUIREMENT	(1,703)	(190)	(1,893)	(2,206)	(2,212)

NET INCOME (LOSS) APPLICABLE TO COMMON SHAREHOLDERS	$3,326	$(8,430)	$(5,104)	$14,003	$(6,871)

Sales to International Customers	$36,355	$2,253	$38,608	$16,525	$3,963
Segment Sales
Alloy Products	$72,380	$4,214	$76,594	$52,252	$41,011
Carbon Products	190,366	14,731	205,097	155,569	106,014

Total	$262,746	$18,945	$281,691	$207,821	$147,025

Segment Operating Profits (Losses)
Alloy Products	$9,786	$960	$10,746	$5,309	$1,435
Carbon Products	17,439	1,980	19,419	21,844	1,627
General Corporate	(7,705)	(12,713)	(20,418)	(9,098)	(8,779)

Operating profits (Losses)	$19,520	$(9,773)	$9,747	$18,055	$(5,717)

Segment Gross Margins as a Percentage of Segment Sales
Alloy Products	29.1%	41.3%	29.8%	30.6%	25.1%
Carbon Products	16.9%	20.7%	17.2%	23.5%	14.7%
Total operations	20.3%	25.3%	20.6%	25.2%	17.6%
Segment Operating Profits (Losses) as a Percentage of Segment Sales
Alloy Products	13.5%	22.8%	14.0%	10.2%	3.5%
Carbon Products	9.2%	13.4%	9.5%	14.0%	1.5%
Total operations	7.4%	(51.6)%	3.5%	8.7%	(3.9)%
Net cash provided by (used in):
Cash flows—operating activities	$9,527	$4,249	$13,776	$5,849	$24,738
Cash flows—investing activities	(135,943)	(1)	(135,944)	(1,036)	(3,115)
Cash flows—financing activities	144,429	(1,477)	142,952	(7,803)	(18,499)

        As used under this "Results of Operations" section the terms listed below have the following meanings:

        Sales.    Our sales represent revenues from product sales to third parties net of returns and allowances.

        Segment Operating Profits.    Our segment operating profits are our revenues minus cost of sales and operating expenses (such as yard and shop expenses) and depreciation and amortization, excluding general corporate expenses and interest expense.

        Selling, General and Administrative Expenses.    Our selling, general and administrative expenses include sales and administrative employee compensation and benefit costs, as well as travel expenses for sales representatives, information technology infrastructure and communication costs, office rent and supplies, professional services, management fees and other general corporate expenses.

        Yard and Shop Expenses.    Our yard and shop expenses include costs for warehouse personnel and benefits, supplies, equipment maintenance and rental and contract storage.

        Gross Profit Margin.    Our gross profit margin is equal to our sales minus cost of sales expressed as a percentage of sales. The primary components of our cost of sales are product costs, freight in and freight out and outsourced services to prepare the product for sale.

2005 Financial Overview

        Significant events in 2005 include:

  •
  The acquisition of the Company by JCP and certain members of management on February 1, 2005;

  •
  The issuance of $105.0 million in 9 7/8% Senior Secured Notes due 2011 on February 1, 2005 and the subsequent registration of the existing notes with the Securities and Exchange Commission;

  •
  The acquisition of Western Flow, a Canadian distributor of specialty alloy pipe and pipe components;

  •
  The acquisition of MIM US which is the U.S. subsidiary of MIM UK, and a distributor of high grade structural steel products; and

  •
  The issuance of an additional $31.0 million in 9 7/8% Senior Secured Notes due 2011 to finance the acquisition of MIM US and to repay borrowings under our revolving credit facility.

        Subsequent to the Buy-out Transaction, we focused on the successful execution of the Company's business strategies including maximizing business development opportunities, expanding our international presence, optimizing purchasing models, and seeking potential growth opportunities which culminated with the acquisitions of Western Flow and MIM US.

        We grew sales 35.5% to $281.7 million in 2005 from $207.8 million in 2004. This increase was primarily the result of strong demand driven by the energy markets, changes in sales product mix, increased sales prices, and $5.7 million in sales from acquisitions. Our revenues also reflect growth in our international sales which grew to 13.7% of our total sales in 2005 compared to 7.9% in 2004.

        Although gross profit on sales increased from $52.5 million in 2004 to $58.1 million in 2005, our gross profit margin as a percentage of sales (gross profit margin) decreased from 25.2% in 2004 to 20.6% in 2005. The decrease in gross profit margins was primarily the result of reduced gross profit margins on sales of carbon pipe and fittings as lower cost inventories were replaced at higher costs and these higher costs could not be fully realized in increased prices to customers, and from a change in the sales product mix with sales of lower margin pipe used in oil and gas well hook-up installations in 2005 compared to sales of higher margin large diameter pipe used in gas transmission in 2004. Our gross profit margins were also reduced by higher freight costs driven by increased fuel and shipping costs. Additionally, alloy pipe gross profit was reduced by $1.7 million in 2005 to reflect the impact of a purchase price allocation adjustment that increased the value of our alloy inventory as of February 1, 2005, the date of the Buy-out Transaction.

        Operating income decreased from $18.1 million in 2004 to $9.7 million in 2005. Operating income in 2005 includes $12.0 million in Buy-out Transaction-related expenses, $5.7 million in depreciation and amortization, and a $1.7 million purchase price adjustment as described above. The decrease in operating income was partially offset by a decrease in selling, general and administrative expenses exclusive of the Buy-out Transaction-related expenses.

        During 2005, our operations provided sufficient cash to make the scheduled $5.4 million interest payment on the existing notes, to eliminate borrowings under our credit facility, to meet working capital needs, and to increase our cash on hand at year end. As of December 31, 2005, our cash balance was $18.0 million compared to $0.1 million at December 31, 2004.

Combined Twelve Months Ended December 31, 2005 Compared to Fiscal 2004

Sales

Reporting Segment	Non-GAAP Combined Twelve Months Ended December 31, 2005 Sales	Fiscal 2004 Sales	% Increase
	(dollars in thousands)
Alloy Products	$76,594	$52,252	46.6%
Carbon Products	205,097	155,569	31.8%

Total	$281,691	$207,821	35.5%

        Overall.    For the combined twelve months ended December 31, 2005, our consolidated sales increased $73.9 million, or 35.5%, to $281.7 million compared to the year ended December 31, 2004. Sales volumes were positively impacted by the worldwide demand for oil and gas, and refined products, particularly in energy markets. Sales prices were positively impacted by a favorable change in the mix of products sold and by continued demand for iron ore, nickel, chrome and copper which are the raw materials of our specialty products. Of the $73.9 million increase, $5.7 million related to revenue from the acquisitions of Western Flow and MIM US. Our sales order backlog significantly increased from $36.7 million at December 31, 2004 to $88.6 million at December 31, 2005 primarily due to large project orders for three customers totaling $43.8 million or 49% of the sales backlog at December 31, 2005 and from the acquisition of MIM US which had backlog of $17.6 million as of December 31, 2005. We anticipate substantially all of our backlog will be shipped in 2006.

        Alloy Products.    For the combined twelve months ended December 31, 2005, our alloy products sales increased $24.3 million, or 46.6%, to $76.6 million compared to the year ended December 31, 2004. The increase in sales was the result of increased alloy pipe sales volumes, increased foreign sales and improved pricing, partially offset by a decrease in stainless and low temperature pipe sales volume. For the combined twelve months ended December 31, 2005, our alloy products sales order backlog increased from $18.5 million at December 31, 2004 to $21.8 million at December 31, 2005. The increase in alloy products sales order backlog reflects a large customer project order for $11.7 million.

        Carbon Products.    For the combined twelve months ended December 31, 2005, our carbon products sales increased $49.5 million, or 31.8%, to $205.1 million as compared to the year ended December 31, 2004. The increase was driven by a change in product mix as a result of demand for high priced seamless products primarily from the oil and gas industry. General economic demand for both welded and seamless pipe and for high yield carbon fittings and components provided the basis for continued sales price increases. Carbon products sales order backlog increased from $18.2 million at December 31, 2004 to $66.8 million at December 31, 2005. The increase in carbon products sales order backlog is due primarily to several new large project orders totaling $32.1 million and approximately $17.6 million from the acquisition of MIM US.

Gross Profit

Reporting Segment	Non-GAAP Combined Twelve Months Ended December 31, 2005 Gross Profit	Fiscal 2004 Gross Profit	% Increase (decrease)
	(dollars in thousands)
Alloy Products	$22,797	$15,967	42.8%
Carbon Products	35,278	36,497	(3.3)%

Total	$58,075	$52,464	10.7%

Reporting Segment	Non-GAAP Combined Twelve Months Ended December 31, 2005 Gross Profit Margin	Fiscal 2004 Gross Profit Margin
Alloy Products	29.8%	30.6%
Carbon Products	17.2%	23.5%
Total	20.6%	25.2%

        Overall.    Our consolidated gross profit for the combined twelve months ended December 31, 2005 was $58.1 million, an increase of $5.6 million, or 10.7%, compared to the year ended December 31, 2004. The increase in gross profit is due primarily to the increase in alloy product sales when compared to 2004 and reflects our sales strategy to focus on higher margin specialty pipe and component products. Our gross profit margin (gross profit as a percentage of sales) for the combined twelve months ended December 31, 2005 decreased to 20.6% compared to 25.2% for the year ended December 31, 2004. The decrease in gross profit margin is due primarily to an increase in inventory costs associated with our carbon products, the impact of several large, lower margin shipments to customers, and a change in our carbon product mix from higher margin specialty grade pipe and pipe components to lower margin pipe and pipe components used in oil and gas well hook-up installations in 2005 compared to sales of higher margin large diameter pipe used in gas transmission in 2004. Our gross profit margins were also reduced by higher freight costs driven by increased fuel and shipping costs. The decrease in gross profit margin was partially offset by an increase in sales prices for both our alloy and carbon products.

        The gross profit and gross profit margin for the combined twelve months ended December 31, 2005 were also negatively impacted by additional cost of sales of $1.7 million related to a purchase price allocation adjustment that increased the value of our alloy inventory as of February 1, 2005. The remaining purchase price allocation adjustment to be recognized in future periods is $0.2 million as of December 31, 2005.

        Alloy Products.    Gross profit for our alloy products for the combined twelve months ended December 31, 2005 was $22.8 million, an increase of $6.8 million, or 42.8%, compared to the year ended December 31, 2004. The increase in gross profit is attributable to an increase in alloy product sales compared to the year ended December 31, 2004. Gross profit margin increased for the combined twelve months ended December 31, 2005 compared to 2004 but was reduced by the impact of the $1.7 million purchase price adjustment previously discussed and by a large low-margin direct shipment to a foreign construction project. The acquisition of Western Flow had a modest positive impact on gross profit and gross profit margin for the combined twelve months ended December 31, 2005.

        Carbon Products.    Gross profit for our carbon products for the combined twelve months ended December 31, 2005 was $35.3 million, a decrease of $1.2 million, or 3.3%, compared to the year ended December 31, 2004. The decrease in gross profit and gross profit margin is attributable to higher inventory costs as a result of the current market price of steel when compared to 2004, several large, lower margin shipments to customers during the combined twelve months ended December 31, 2005, and a change in our product mix from higher margin specialty grade pipe and pipe components to lower margin commodity pipe and pipe components. The decrease in gross profit margin for our carbon products was partially offset by our ability to pass a portion of the higher inventory costs to our customers. The acquisition of MIM US had a modest positive impact on gross profit and gross profit margin for the combined twelve months ended December 31, 2005.

Operating Income (Loss)

Reporting Segment	Non-GAAP Combined Twelve Months Ended December 31, 2005 Operating Income (Loss)	Fiscal 2004 Operating Income (Loss)
	(dollars in thousands)
Alloy Products	$10,746	$5,309
Carbon Products	19,419	21,844
General Corporate	(20,418)	(9,098)

Total	$9,747	$18,055

        Overall.    Our consolidated operating income of $9.7 million for the combined twelve months ended December 31, 2005 decreased $8.4 million from operating income of $18.1 million for the year ended December 31, 2004. The consolidated operating income for the combined twelve months ended December 31, 2005 includes Buy-out Transaction-related expenses of approximately $12.0 million, an increase in depreciation and amortization expense to $5.7 million related to acquired customer relationships, and as discussed above, a purchase price allocation adjustment in cost of sales of $1.7 million. Consolidated operating income as a percentage of consolidated sales for the combined twelve months ended December 31, 2005 and the year ended December 31, 2004 was 3.5%, and 8.7%, respectively. The decrease as a percentage of consolidated sales reflects the $12.0 million in Buy-out Transaction-related expenses and the $1.7 million purchase price allocation adjustment, offset by a reduction of selling, general and administrative expenses which included a reduction in the employee bonus pool accrual and related payroll taxes.

        Alloy Products.    Our alloy products operating income for the combined twelve months ended December 31, 2005 was $10.7 million, an increase of $5.4 million compared to the year ended December 31, 2004. The majority of the increase was the result of sales and gross margin increases as previously discussed partially offset by an increase in salaries and related benefits and payroll taxes, and travel and selling expenses associated with increased business development efforts. The acquisition of Western Flow had a modest positive impact on operating income for the combined twelve months ended December 31, 2005.

        Carbon Products.    Our carbon products operating income for the combined twelve months ended December 31, 2005 was $19.4 million, a decrease of $2.4 million compared to the year ended December 31, 2004. The decrease in operating income was driven by a decrease in gross profit and gross profit margins as previously discussed which was partially offset by a reduction in the employee bonus pool accrual and related payroll taxes within selling, general and administrative expenses. The acquisition of MIM US had a modest positive impact on operating income for the combined twelve months ended December 31, 2005.

Yard and Shop Expenses

        Yard and shop expenses remained relatively consistent at $4.9 million for the combined twelve months ended December 31, 2005 compared to $4.6 million for the year ended December 31, 2004 while as a percentage of sales, yard and shop expenses decreased 0.5% primarily as a result of increased sales.

Selling, General and Administrative Expenses

        Selling, general and administrative expenses for the combined twelve months ended December 31, 2005 increased approximately $10.3 million, or 37.6%, compared to the year ended December 31, 2004. The increase in selling, general and administrative expenses is related to approximately $12.0 million in Buy-out Transaction-related expenses previously discussed above. The increase in selling, general and administrative expense reflects the $12.0 million in Buy-out expenses which was offset by a $3.2 reduction in the employee bonus pool accrual and related payroll taxes, a reduction in management and director fees paid to our previous owners before February 1, 2005, and a decrease in property taxes for the combined twelve months ended December 31, 2005 compared to 2004. The decrease in selling, general and administrative expenses was partially offset by increases in employee salaries and related benefits and payroll taxes, increases in travel and selling expenses associated with increased business development efforts, and expenses related to the acquisitions of Western Flow and MIM US.

Depreciation and Amortization Expense

        Depreciation and amortization expense for the combined twelve months ended December 31, 2005 increased approximately $3.3 million, or 136.2%, compared to the year ended December 31, 2004. The increase in depreciation and amortization reflects amortization of customer relationships acquired in the Buy-out Transaction. In applying purchase accounting, the Company performed valuation procedures to determine the fair value of tangible and intangible assets acquired. The valuation resulted in the allocation of a portion of the purchase price to customer relationships. These customer relationships are being amortized over seven years from the date of the Buy-out Transaction.

Interest Expense

        Interest expense, net, for the combined twelve months ended December 31, 2005 increased $6.5 million, or 125%, to $11.7 million. Interest expense, net for the year ended December 31, 2004 was $5.2 million. The increase in interest expense was the result of the issuance of the existing notes on February 1, 2005 and borrowings under the Company's new revolving line of credit, partially offset by the retirement of $47.7 million of revolving line of credit and term loan debt as of February 1, 2005. Interest expense for the combined twelve months ended December 31, 2005 included $1.1 million of deferred financing costs amortization compared to $1.5 million for the year ended December 31, 2004.

Income Tax Expense

        Income tax expense was $2.8 million for the period February 1, 2005 to December 31, 2005 compared to an income tax benefit of $(1.9 million) for the period January 1, 2005 to January 31, 2005 and income tax benefit of $(3.2 million) for the year ended December 31, 2004. The effective tax rate was approximately 41% for the combined twelve months ended December 31, 2005 and approximately 25% for the year ended December 31, 2004. The income tax benefit and effective tax rate for the combined twelve months ended December 31, 2005 reflects the impact of Buy-out Transaction-related expenses, which may not be fully deductible for income tax purposes. For the year ended December 31, 2004, reflects the reversal of the valuation allowance recorded against the deferred tax asset related to goodwill impairment in 2002. Additionally, deferred tax liabilities recorded in connection with the Buy-out Transaction include temporary differences consisting of customer relationships being amortized for book purposes but non-deductible for tax purposes, non-deductible tradename intangibles with indefinite lives, and a fair value adjustment to inventory which is reduced in the period the inventory is sold.

Preferred Stock Dividends and Related Charges

        Preferred stock dividends and related charges were $1.9 million for the combined twelve months ended December 31, 2005 as compared to $2.2 million for the year ended December 31, 2004. The decrease resulted from our repurchase of all outstanding shares of our mandatorily redeemable preferred stock, partially offset by the issuance of our Series A cumulative compounding preferred stock in connection with the Buy-out Transaction.

Fiscal 2004 Compared to Fiscal 2003

Sales

	Fiscal Year Ended December 31,
Reporting Segment	2004 Sales	2003 Sales	% Increase (Decrease)
	(dollars in thousands)
Alloy Products	$52,252	$41,011	27.4%
Carbon Products	155,569	106,014	46.7%

Total	$207,821	$147,025	41.4%

        Overall.    For fiscal 2004, our consolidated sales increased $60.8 million, or 41.4%, to $207.8 million as compared to fiscal 2003. This increase in overall sales was primarily the result of commodity price increases, increased sales volume, strong organic growth (which includes the establishment of a sales offices in Canada, an international sales office in Houston, Texas and the appointment of sales agents in Scotland, China and Asia, all of which increased our international sales), and of changes in customer and product mix. The worldwide demand for iron ore, nickel, chrome and copper positively impacted pipe and component prices during 2004, which in turn positively impacted our overall sales. Overall sales order backlog grew from $13.4 million at January 1, 2004 to $36.7 million at December 31, 2004.

        Alloy Products.    For fiscal 2004, our alloy products sales increased $11.2 million or 27.4% to $41.0 million. This increase was primarily the result of increased sales of our products for use in processing and petrochemical maintenance and construction projects as well as our international business development efforts. Alloy products sales order backlog grew from $3.9 million at January 1, 2004 to $18.5 million at December 31, 2004.

        Carbon Products.    For fiscal 2004, our carbon products sales increased $49.6 million or 46.7% to $155.6 million. This increase was primarily the result of increased sales to the oil and gas industry and our international business development efforts. Carbon products sales order backlog grew from $9.5 million at January 1, 2004 to $18.2 million at December 31, 2004.

        Customers.    For fiscal 2004, our top ten customers represented less than 23% of our consolidated sales for that period and no single customer represented more than 6% of consolidated sales. For fiscal 2004, there was not a material difference between our overall customer concentration levels as compared to our customer concentration levels on a segment basis.

Gross Profit

	Fiscal Year Ended December 31,
Reporting Segment	2004 Gross Profit	2003 Gross Profit	% Increase (Decrease)
	(dollars in thousands)
Alloy Products	$15,967	$10,305	55.0%
Carbon Products	36,497	15,574	134.3%

Total	$52,464	$25,879	102.7%

	Fiscal Year Ended December 31,
Reporting Segment	2004 Gross Profit Margin	2003 Gross Profit Margin
	(dollars in thousands)
Alloy Products	30.6%	25.1%
Carbon Products	23.5%	14.7%
Total	25.2%	17.6%

        Overall.    Our consolidated gross profit for fiscal 2004 was $52.5 million, an increase of $26.6 million, or 102.7%, from fiscal 2003. Our overall gross profit margin (gross profit as a percentage of sales) for fiscal 2004 increased to 25.2% as compared to 17.6% in fiscal 2003. The improvement in gross profit margin is due to an increase in selling prices for our products, improved controls over product sales margins as a result of the implementation of a new company-wide ERP platform, increased sales of higher margin products and improved purchasing arrangements with key suppliers.

        Alloy Products.    Our alloy products gross profit for fiscal 2004 was $16.0 million, an increase of $5.7 million, or 55.0%, from fiscal 2003. The increase in gross profit is attributable to improved pricing controls, to increased shipments and to the impact of inventory profits in a rapidly rising sales price environment.

        Carbon Products.    Our carbon products gross profit for fiscal 2004 was $36.5 million, an increase of $20.9 million, or 134.3%, from fiscal 2003. The increase in gross profit is the result of increased shipments and improved pricing controls.

Operating Income

	Fiscal Year Ended December 31,
Reporting Segment	2004 Operating Income (Loss)	2003 Operating Income (Loss)
	(dollars in thousands)
Alloy Products	$5,309	$1,435
Carbon Products	21,844	1,627
General Corporate	(9,098)	(8,779)

Total	$18,055	$(5,717)

        Overall.    Our consolidated operating income for fiscal 2004 increased $23.8 million to $18.1 million for fiscal 2004 from an operating loss of $5.7 million for fiscal 2003. Our consolidated operating income as a percentage of consolidated sales increased to 8.7% in fiscal 2004 from a consolidated operating loss of 3.9% as a percentage of consolidated sales in fiscal 2003. The increase in consolidated operating income was the result of increased sales and gross profit margins as previously discussed, improved controls over operating expenses and staff reductions, partially offset by increases in employee performance bonuses.

        Alloy Products.    Our alloy products operating income for fiscal 2004 was $5.3 million, an increase of $3.9 million from fiscal 2003. The majority of the increase was the result of sales and gross margin increases as described above and also by reduced staff expenses.

        Carbon Products.    Our carbon products operating income for fiscal 2004 was $21.8 million, an increase of $20.2 million from fiscal 2003. Similar to the alloy product group results, the increase in operating income was driven primarily by sales and gross margin increases and also by reduced staff expenses.

Yard and Shop Expenses

        Yard and shop expenses (excluding employee bonus pool accruals) decreased approximately $0.3 million, or 6.6% for fiscal 2004 compared to fiscal 2003. The majority of the decrease was the result of low equipment repair and rental costs in 2004.

Selling, General and Administrative Expenses

        Selling, general and administrative expenses (excluding employee bonus pool accruals) decreased approximately $1.2 million, or 5.2% for fiscal 2004 compared to fiscal 2003. The majority of the cost savings were the result of reduced staffing levels and reduced expenses for consultants in 2004 as compared to 2003.

        Expenses related to the employee bonus pool were significantly higher during fiscal 2004 compared to fiscal 2003. For fiscal 2004 and 2003, the bonus accruals were $6.1 million and $0.6 million, respectively. The bonus pool is based on achieving a target EBITDA that excludes bonus expense. The bonus pool achieved in 2004 was higher than expected due to strong business performance relative to our business plan. Management believes that the normalized bonus pool for our current size and number of full-time-equivalents is approximately $3.0 million.

Interest Expense

        Interest expense, net increased $2.1 million, or 65.4%, to $5.2 million for fiscal 2004 from $3.1 million for fiscal 2003. The increase in interest expense was the result of the amortization of deferred financing costs incurred in connection with obtaining the revolving credit facility in February 2004 and slightly higher interest rates during 2004 on our variable rate debt.

Income Tax Expense

        Income tax benefit decreased to $3.2 million for fiscal 2004 from an income tax benefit of $4.2 million for fiscal 2003. The income tax benefit of $3.2 million in fiscal 2004 is primarily the result of the reversal of the valuation allowance recorded against the deferred tax asset related to goodwill impairment (see notes 5 and 9 to our audited consolidated financial statements included elsewhere herein). This reversal created an increase in the deferred tax asset and corresponding decrease in income tax expense of $7.1 million for fiscal 2004. Net of this adjustment, income tax expense would have been $3.9 million for an effective tax rate of 30.1%.

Preferred Stock Dividends Accumulated and Related Charges

        Preferred stock dividends and related charges decreased $6,000 for fiscal 2004 from $2.2 million for fiscal 2003. The decrease was caused by a reduction in the number of outstanding shares of Series A preferred stock.

Liquidity and Capital Resources

Combined Twelve Months Ended December 31, 2005 Compared to Fiscal 2004

        Operating Activities.    Net cash provided by operating activities was $13.8 million for the combined twelve months ended December 31, 2005, compared with net cash provided by operating activities of $5.8 million for the year ended December 31, 2004. The $8.0 million increase in cash provided by operating activities was offset by approximately $12.0 million in Buy-out Transaction-related expenses paid during the combined twelve months ended December 31, 2005 as previously discussed. Cash outflows from operating activities for the combined twelve months ended December 31, 2005 was reduced by $12.0 million in Buy-out Transaction-related expenses and would have significantly increased compared to the year ended December 31, 2004 without these expenses. Cash outflows from operating activities for the combined twelve months ended December 31, 2005 included a scheduled $5.2 million interest payment on the existing notes, an increase in inventory purchases, an increase in accounts receivable from customers and an increase in accounts payable of $11.9 million. Cash inflows from operating activities included the receipt of approximately $4.7 million in income tax refunds.

        Investing Activities.    Net cash outflows from investing activities were $(135.9 million) for the combined twelve months ended December 31, 2005, compared with net cash outflows from investing activities of $(1.0 million) for the year ended December 31, 2004. The increase in cash outflows is due primarily to the Buy-out Transaction and the acquisitions of Western Flow and MIM US for a combined cash purchase price of approximately $134.6 million. Capital expenditures increased to $1.3 million for the combined twelve months ended December 31, 2005 compared to $1.1 million for the year ended December 31, 2004. The $0.2 million increase in capital expenditures reflects the increase in leasehold improvements, office equipment and machinery and equipment related to our expanded Canadian operations.

        Financing Activities.    Net cash inflows from financing activities were $143.0 million for the combined twelve months ended December 31, 2005 compared with net cash outflows of $(7.8 million) from financing activities in the year ended December 31, 2004. The increase in cash flows from financing activities of $150.8 million is due primarily to the issuance of the notes for $134.6 million, net of discount, and the issuance of common and preferred stock with proceeds of $24.0 million in connection with the Buy-out Transaction. Cash outflows from financing activities included the payment of deferred financing fees related to the issuance of the old notes and our revolving credit facility, and a $5.1 million payment to extinguish debt assumed in the MIM US acquisition.

Debt

        The Notes.    We have outstanding $136.0 million aggregate principal amount of 9 7/8% Secured Senior Notes due 2011. The $136.0 million includes $105.0 million aggregate principal amount of existing notes issued in connection with the Buy-out Transaction in February 2005 and $31.0 million aggregate principal amount of old notes issued to fund the MIM US acquisition in December 2005 (see note 2 to our audited consolidated financial statements included elsewhere in this prospectus). Total cash interest payments required under the notes are in excess of $13.4 million on an annual basis. The indenture governing the notes contains various covenants that limit our discretion in the operation of our business. It, among other things: (i) limits our ability and the ability of our subsidiaries to incur additional indebtedness, issue shares of preferred stock, incur liens and enter into certain transactions with affiliates; (ii) places restrictions on our ability to pay dividends or make certain other restricted payments; and (iii) places restrictions on our ability and the ability of our subsidiaries to merge or consolidate with any other person or sell, assign, transfer, convey or otherwise dispose of all or substantially all of our assets. The indenture provides for a restricted payment pool out of which we are permitted to make certain restricted payments, including cash dividends, provided that no event of default has occurred and we would be able to incur additional indebtedness under the applicable restrictive covenant. The restricted payment pool is generally an amount calculated based on 50% of our consolidated net income, as defined in the indenture, and earned during the period beginning on February 1, 2005 and ending on the last day of the most recent fiscal quarter prior to the restricted payment, as adjusted and subject to certain exceptions as provided in the indenture. All of our domestic subsidiaries fully and unconditionally guarantee the notes on a joint and several basis. Neither Edgen/Murray nor MIM UK guarantees the notes. The notes and the related guarantees are secured by liens on substantially all of our assets and the assets of our existing and future domestic restricted subsidiaries (other than certain excluded assets such as our leasehold interests and the capital stock of our existing and future subsidiaries). These liens, in the case of assets consisting of inventory, accounts receivable and certain related assets, are contractually subordinated to liens thereon that secure our revolving credit facility.

        Senior Credit Facility.    On February 1, 2005, we entered into a five-year $20.0 million senior secured revolving credit facility, with a $5.0 million sublimit for letters of credit. Interest is determined based on several alternative rates as stipulated in the revolving credit facility, including the base lending rate per annum plus an applicable margin, or LIBOR plus an applicable margin. The revolving credit facility contains covenants that restrict, among other things, our ability to incur additional indebtedness, pay dividends and create certain liens. We borrowed approximately $2.7 million under the revolving credit facility in connection with the consummation of the Buy-out Transaction. As of December 31, 2005, we had no amounts outstanding under the revolving credit facility. The revolving credit facility is secured by a first priority security interest in all of our and our domestic subsidiaries' working capital assets, which is contractually senior to the liens on such assets securing the notes, and by a second priority security interest in substantially all of our and our domestic subsidiaries' other assets (other than certain excluded assets such as our leasehold interests and the capital stock of our existing and future subsidiaries), which is contractually subordinated to the liens on such assets securing the notes.

Future Capital Needs

        Our principal source of liquidity is cash flow generated from operations and borrowings under our revolving credit facility. Our principal liquidity requirements are to meet debt service requirements, finance our capital expenditures and provide working capital. Our ability to make payments on and to refinance our indebtedness, and to fund planned capital expenditures will depend on our ability to generate cash in the future, which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. As of December 31, 2005, we had $18.0 million in cash in anticipation of a scheduled $6.7 million interest payment related to the notes. Our total indebtedness, net of discount, was $135.0 million as of December 31, 2005 and we had no borrowings under our revolving credit facility at that time.

        Based on our current level of operations, we believe our cash flow from operations, available cash and available borrowings under our revolving credit facility will be adequate to meet our liquidity needs for at least the next twelve months. Additionally, we continue to evaluate appropriate growth strategies for the Company including possible acquisition opportunities. These growth strategies may require us to use cash on hand, make additional borrowings under our revolving credit facility, or enter into other financing arrangements in order to support these growth strategies. We cannot assure you, however, that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under our revolving credit facility in an amount sufficient to enable us to service our indebtedness or to fund our other liquidity needs.

Commitments and Contractual Obligations

        Our contractual obligations and commitments principally include obligations associated with our outstanding indebtedness and future minimum operating lease obligations as set forth in the following tables as of December 31, 2005:

	Actual Payments Due by Period
Contractual Obligations	Fiscal 2006	Fiscal 2007 and 2008	Fiscal 2009 and 2010	Fiscal 2011 and Thereafter	TOTAL
	(dollars in thousands)
Long term debt(1)	$13,591	$27,024	$26,890	$136,000	$203,505
Operating lease obligations	1,640	2,175	1,177	892	5,884
Purchase commitments(2)	117,118	—	—	—	117,118

Total	$132,349	$29,199	$28,067	$136,892	$326,507

(1)
Includes interest obligations on the notes at an interest rate of 9.875% per annum and assumes no borrowings under our revolving credit facility.

(2)
Includes purchase commitments for inventory. As of December 31, 2005, our sales order backlog was approximately $88.6 million. Both our purchase commitments and sales order backlog have been impacted by several outstanding large customer orders as of December 31, 2005.

Recent Accounting Pronouncements

        From time to time, new accounting pronouncements are issued by the FASB which are adopted by us as of the specified effective date. Unless otherwise discussed, our management believes the impact of recently issued standards which are not yet effective will not have a material impact on our consolidated financial statements upon adoption.

Related Party Transactions

        See "Certain Relationships and Related Transactions."

Off-balance Sheet Arrangements

        In our business, we may enter into purchase and sales commitments that are denominated in a foreign currency (primarily the Euro). Our practices include entering into foreign currency forward exchange contracts to minimize foreign currency exposure related to forecasted purchases and sales of certain inventories. As of December 31, 2005, we had 13 contracts related to purchases of inventory, that mature in varying increments through August 2006, to purchase an aggregate notional amount of $20.8 million of foreign currency. We also had 3 contracts related to the sale of inventory that mature in varying increments through August 2006, to receive an aggregate notional amount of $2.1 million of foreign currency. For the combined twelve months ended December 31, 2005, we recognized $(0.4 million) in realized losses on foreign currency forward exchange contracts reflected in other income (expense) on the statement of operations. We did not have any off-balance sheet arrangements as of December 31, 2004.

Inflation

        Inflation has not had a material impact on our results of operations or financial condition during the preceding three years. In the past, we have generally been successful in adjusting prices to our customers to reflect changes in metal prices. For example, in 2004 we were able to increase the prices of our products in response to higher inventory costs resulting from higher steel prices. We can provide no assurance that our operating results will not be affected by inflation in the future.

Seasonality

        Some of our customers may be in seasonal businesses, especially those customers who purchase our products for use in new capital expenditure projects at refineries, oil and gas infrastructure, and processing and power generation plants. As a consequence, our results of operations and working capital, including our accounts receivable, inventory and accounts payable, fluctuate during the year. However, because of our geographic, product and customer diversity, our operations have not shown any material seasonal trends. We believe that our significant operations in more mild southern climates moderate our seasonality. In addition, our sales to MRO distributors, who tend not to be seasonal purchasers, mitigate the overall effects of seasonality on our business. Sales in the months of November and December traditionally have been lower than in other months because of a reduced number of working days for shipments of our products and holiday closures for some of our customers. We cannot assure you that period-to-period fluctuations will not occur in the future. Results of any one or more quarters are, therefore, not necessarily indicative of annual results.

Capital Expenditures

        We currently do not expect to have any significant capital expenditures or upgrades in the near future. Our maintenance capital expenditures have averaged approximately $1.3 million over the past five years, and management expects annual capital expenditures to remain consistent with prior year amounts in 2006 and 2007.

Quantitative and Qualitative Disclosures About Market Risk

        In the normal course of operations, we are exposed to market risks arising from adverse changes in interest rates and foreign exchange rates. Market risk is defined for these purposes as the potential change in the fair value of financial assets or liabilities resulting from an adverse movement in interest rates or foreign exchange rates.

        Interest Rate Risk.    As of December 31, 2005, we have no borrowings under our revolving credit facility, which bears interest at several alternative variable rates as stipulated in the revolving credit facility.

        Foreign Currency Risk.    Substantially all of our net sales and expenses are denominated in U.S. dollars. From time to time, we seek to mitigate our exposure to exchange rate movements on transactions denominated in foreign currencies by entering into foreign currency forward exchange contracts. As of December 31, 2005, we had 13 contracts related to purchases of inventory, that mature in varying increments through August 2006, to purchase an aggregate notional amount of $20.8 million of foreign currency. We also had 3 contracts related to the sale of inventory that mature in varying increments through August 2006, to receive an aggregate notional amount of $2.1 million of foreign currency. We do not monitor our foreign currency forward exchange contracts for hedge effectiveness. For the combined twelve months ended December 31, 2005, we recognized $(0.4 million) in realized losses on foreign currency forward exchange contracts reflected in other income (expense) on the statement of operations.

OUR BUSINESS

        We are a leading global distributor of specialty steel pipe, pipe components, and high grade structural sections and plates for use in niche applications, primarily in the oil and gas, processing and power generation industries. The products we distribute are highly specialized and are used in environments that require high performance characteristics, such as the ability to withstand highly corrosive or abrasive materials, extremely high or low temperatures, or high-pressure. These products are principally used in maintenance and repair projects, expansions of infrastructure and development projects.

        We have two operating segments—our alloy products group and our carbon products group. Our alloy products group primarily distributes alloy-based specialty pipes, fittings and flanges that are principally used in high-pressure, extreme temperature and high-corrosion applications such as in heating, desulphurization, refrigeration and liquefied natural gas units in the processing and refining industries, and in heat recovery steam generation units in the power generation industry. Our carbon products group primarily distributes prime carbon-based specialty pipes, fittings and flanges that are principally used in high-yield, high-tensile, abrasive applications such as the gathering and transmission of oil, natural gas and phosphates, and conductor casing. With the acquisition of MIM US in December 2005, our carbon products group expanded its products to include high yield and special grade structural steel, primarily high grade steel tubes, plates and sections, used in the construction of offshore drilling oil and gas infrastructure, drilling and production platforms and well heads used in oil and gas projects.

        We purchase specialty steel pipe, fittings and pipe components from manufacturers and sell these products in smaller quantities to a diverse base of end-users and certain MRO distributors for use in high performance niche applications. As an intermediary between these manufacturers and end-users, we provide manufacturers, or our vendors, with the inventory stocking and distribution capabilities necessary to effectively service the product and delivery needs of end-users. Also, for our vendors we are a volume purchaser that performs sales, marketing, inventory and credit functions with respect to the products we distribute for them. These are functions that manufacturers generally are not as well-equipped as we are to perform, given the specialized nature of the markets we serve.

        We are a one-stop supply source for many end-users and certain MRO distributors for a broad range of these highly specialized products. We serve our customers by providing them with products, service, inventory management, technical product knowledge and just-in-time product delivery. Our significant distribution capabilities include field locations that stock and distribute inventory and that are in close proximity to our customers. This enables us to provide our customers with rapid execution on their product orders, often within 24 hours of their order. We also provide ancillary services and support to customer specifications for many of the products we sell, including cutting, welding, threading, coating, cleaning and painting.

        We are headquartered in Baton Rouge, Louisiana and we currently operate in 17 locations, including 15 in the United States and two in Canada. Fourteen of our locations currently stock inventory for distribution. For the combined twelve months ended December 31, 2005, our total sales were $281.7 million, and our sales for our alloy products group and our carbon products group were $76.6 million and $205.1 million, respectively. For the year ended December 31, 2004, our total sales were $207.8 million, and our sales for our alloy products group and our carbon products group were $52.2 million and $155.6 million, respectively. On a pro forma basis, our total sales and EBITDA for the combined twelve months ended December 31, 2005 were $318.0 million and $20.4 million, respectively. For an explanation of combined results and for our definition of EBITDA and a reconciliation of net income (loss) to EBITDA, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Predecessor and Successor" and "Selected Historical Consolidated Financial Data of Edgen Corporation." For additional financial information concerning our operating segments and within geographical areas, see note 12 to our audited consolidated financial statements included elsewhere in this prospectus.

        We are a Nevada corporation and our principal offices are located at 18444 Highland Road, Baton Rouge, Louisiana 70809. Our telephone number is (225) 756-9868. Our annual report on From 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports are available free of charge at the SEC website at www.sec.gov.

Industry Overview

        We operate within the steel pipe, pipe components, and high grade structural sections and plates industry which is comprised of manufacturers and distributors of welded or seamless pipe, pipe components, sections and plates made from carbon steel and various alloy steels. This industry consists of a large number of small companies, which are limited with respect to product line, inventory size, and customers who are generally located within a specific geographic area, and a few relatively large distribution and manufacturing companies.

        Full service distributors like us fulfill an important function for many end-users. Manufacturers sell pipe, tube and components generally in large volumes only to distributors or end-users that can order in large quantities and tolerate relatively long lead times. By providing storage, distribution and services in accordance with customer specifications, distributors act as an effective intermediary between manufacturers and end-users. The inventory management and just-in-time delivery services provided by full service distributors reduce the need, and associated costs and capital requirements, for an end-user to perform its own inventory functions. During 2005, we believe the specialty pipe and components and structural steel product markets have experienced increased distribution activity driven by customers' maintenance and capital expenditure levels. We believe the increase in capital and maintenance expenditure levels is primarily attributable to customers' confidence in oil and gas prices and continuing consumer demand.

Business Strengths

        We offer a broad range of specialized products.    We are an effective intermediary between vendors and buyers of highly specialized steel pipe, fittings and pipe components and high grade structural sections and plates for use in high performance niche applications. We offer and deliver a broad range of products that are difficult for our customers to purchase directly from manufacturers because of the large order size and lengthy lead times typically required by manufacturers. Our diverse inventory of specialized products includes over 14,000 SKUs for specialty pipes, fittings and pipe components and structural sections and plates. For many of our customers, we can function as a single inventory source for all of their specialty product requirements.

        We have significant distribution capabilities.    We currently operate in 17 locations, including 15 in the United States and two in Canada. Fourteen of our locations currently stock inventory for quick turnaround to our customers. As of December 31, 2005, we had an approximately 92-member sales force consisting of field sales representatives as well as on-site sales and service representatives who provide 24-hour customer support. Our distribution locations are primarily located throughout the United States and are in close proximity to our U.S. customers so that we can ship the majority of our products in an expedited manner. In addition, we have developed strong relationships with logistics providers and other shippers to provide access to reliable transportation. These distribution capabilities enable us to provide our customers with rapid execution of their specialized orders.

        Our vendor network is extensive.    We have mutually beneficial, longstanding relationships with an established network of vendors. We believe our vendor relationships are difficult for others to replicate. There are a limited number of manufacturers with the capabilities to produce high grade specialty pipe, component products, and high yield structural steel plates and sections, and we are a volume purchaser of their products. Our global network enables us to stock and distribute a considerable breadth of products for use in niche markets. Although we concentrate our purchasing power on a select group of highly valued vendors, we currently have multiple sources for the products we distribute and are not dependent on any single manufacturer.

        We have a broad customer base.    We distribute to a diverse base of over 2,000 customers in a variety of geographic locations and industries. Our customers include, among others, oil and gas companies, processing and fabrication companies, power generation companies, and MRO distributors. They are generally large companies with recognized names in their respective industries. For the combined twelve months ended December 31, 2005, our top ten customers represented approximately 28% of our total sales and one customer represented approximately 9.6% of total sales. For the year ended December 31, 2004, our top ten customers represented less than 23% of our total sales and no single customer represented more than 6% of total sales. Due to the nature of our business, customer sales concentrations may materially fluctuate from quarter to quarter based on customer needs.

        We focus on high margin specialty products.    We focus on high margin specialty steel pipe, pipe components and high grade structural steel products that are designed for their high performance characteristics and are frequently used in harsh or extreme environments. Concentrating our sales and marketing resources on higher margin products has contributed to our higher gross profit margins and sales per employee.

        We have a streamlined operating structure.    In 2003, we focused efforts on capturing the synergies, efficiencies and business development opportunities from integrating the businesses we had acquired since 1997. Since that time, we continue to focus on identifying and implementing operating efficiencies within the Company including the integration of facilities and use of technology to provide quality service to customers and enhance inventory management. We believe these efforts result in streamlined operations and provide us the opportunity to enhance our position as a single source specialty pipe and components and structural steel distributor to our customers and vendors. For the combined twelve months ended December 31, 2005, compared to the years ended December 31, 2004 and 2003, we increased inventory turns to 3.2 times from 2.8 times and 2.1 times, respectively.

        We have an experienced management team.    We have an experienced executive management team, averaging nearly 25 years of experience in the steel pipe distribution industry. Daniel J. O'Leary, our President and Chief Executive Officer, has 28 years of experience in the pipe and tube industry and has held executive management positions at Stupp Corporation, Maverick Tube Corporation, Lone Star Steel Company and Red Man Pipe & Supply Company. Our management team also has substantial experience operating under a leveraged capital structure, as well as significant acquisition experience gained from our acquisition of eight companies since 1997. In connection with the closing of the Buy-out Transaction and the creation of our parent holding company, discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations," our management made equity investments of approximately $2.4 million and $0.9 million, respectively, and now owns approximately 11% and of the common interests and approximately 6% of the preferred interests in our parent holding company, Edgen/Murray.

Business Strategy

        Maximize Business Development Opportunities.    Consistent with our efforts to integrate our acquisitions and streamline our operating structure, we have focused on maximizing opportunities for business development. We have repositioned our field sales and business development team to work together with our regional sales offices, with a focus on increasing sales to our current customers and developing new customers across our entire portfolio of specialty products. As part of this effort, we intend to continue to:

  •
  leverage our broad product portfolio by developing relationships with end-users with purchasing needs ranging across all areas of our product portfolio;

  •
  focus our business development efforts on identifying opportunities to offer our full portfolio of carbon and alloy based products to end-users, fabricators and engineering and construction firms;

  •
  penetrate the MRO distribution market to increase opportunities for us to provide products to these MRO suppliers for distribution to their end-users;

  •
  use customer feedback to enable us to provide meaningful product and service solutions through our inventory depth and breadth, our vendor relationships and our distribution capabilities; and

  •
  expand customer development opportunities with engineering and construction companies to capitalize on the broad range of products that we can provide to large capital projects.

        Expand Our International Presence.    The international specialty pipe and component market is substantially larger than the domestic market and provides significant potential growth opportunity for our business. Many of our domestic customers have international operations and may provide a built-in market for our products as we expand into select international markets. We have five field sales representatives dedicated to international business development, two outside international sales agents with whom we contract on an agency basis and seven multilingual on-site sales and service representatives focused solely on the international effort. For the combined twelve months ended December 31, 2005, our sales to international customers increased over 100% to $38.6 million, compared to $16.5 million for the year ended December 31, 2004. The majority of these sales were to customers in Asia, Canada, the Middle East, Mexico, Western Europe, and South America. As of December 31, 2005, our international order backlog was approximately $14.6 million.

        Optimize Purchasing and Inventory Levels.    Our vendors often consider us to be a preferred customer, and in some instances, a single distribution channel for their specialty products. We aim to continue to build strong relationships with our vendors. While we have established favorable relationships with certain vendors, we continue to maintain secondary suppliers for all key products. During 2004 and 2005, we consolidated our purchasing power significantly. For the combined twelve months ended December 31, 2005, approximately 58% of our purchases were from our top ten vendors, compared to 55% and 43% in 2004 and 2003, respectively. By consolidating our purchasing power we have gained favored status with certain vendors in regard to lead times, discounts and payment terms. As we continue to strengthen our vendor relationships, we are able to devote increased resources to providing our customers with products that are of greater importance to their business and have fewer substitutes.

        Pursue Accretive Strategic Acquisitions.    Since 1997, we have grown through a series of eight acquisitions including the acquisition of Western Flow in July 2005, and MIM US in December 2005. We continue to evaluate strategic acquisition opportunities in our core business as they become available, with a view to expanding our geographical reach to attract new customers and more effectively service existing customers.

History

        We were founded in 1983 as Thomas Pipe and Steel, Inc. and were acquired in 1996 by an investor group. Since 1996, we have grown from a one location domestic distribution business in Baton Rouge, Louisiana with a limited product line to a leading global distributor with a diverse product offering and 17 locations—15 in the United States and two in Canada. We have achieved this growth through eight add-on acquisitions and two greenfield start-up locations.

        Our acquisitions have served to expand our geographic presence, addressable market and customer base, as well as to significantly broaden our product offering. We have extended our geographical reach from locations in Louisiana, Missouri and Texas in 1996 to Colorado, Florida, Pennsylvania, Illinois, North Carolina, California and Canada today. Likewise, our product offering has grown from specialty carbon steel pipe to include alloy pipe and carbon and alloy fittings and flanges, and high grade, structural steel products including sections, plates and tubulars. This broadened product offering makes us one of the few distributors to offer a complete line of specialty steel pipe, components and high grade structural steel products. Through our acquisitions, we have also been able to broaden our target markets, substantially reducing the volatility associated with single end-use industry concentrations.

Buy-out Transaction

        On December 31, 2004, we entered into a stock purchase agreement with our then existing stockholders and Edgen Acquisition Corporation, a corporation newly formed by JCP, pursuant to which Edgen Acquisition Corporation agreed to purchase all of our outstanding capital stock from our stockholders for an aggregate purchase price of approximately $124.0 million, which included the assumption and repayment of our indebtedness but excluded payment of fees and expenses. The acquisition closed on February 1, 2005 and was funded with proceeds to Edgen Acquisition Corporation from the issuance and sale of $105.0 million 9 7/8% Senior Secured Notes due 2011 as well as an equity investment from funds managed by JCP and certain members of management of Edgen Corporation.

        Concurrently with the acquisition, Edgen Corporation entered into a new $20.0 million senior secured revolving credit facility, referred to as the revolving credit facility, and borrowed $2.7 million in loans thereunder.

        Also, immediately following these transactions, we merged with Edgen Acquisition Corporation. We were the surviving corporation in the merger and became liable for all obligations under the 9 7/8% Senior Secured Notes due 2011 and borrowings under the revolving credit facility. In this prospectus we refer to Edgen Corporation following the merger as the "Successor" and refer to Edgen Corporation prior to the merger as the "Predecessor." We refer to the acquisition and the merger, including the related financing transactions, as the "Buy-out Transaction."

        On July 21, 2005, we exchanged all of our $105.0 million 9 7/8% Senior Secured Notes due 2011 for a like principal amount of registered, publicly tradable 9 7/8% Senior Secured Notes due 2011 having substantially identical terms, referred to as the existing notes.

Western Flow Acquisition

        On July 15, 2005, we purchased 100% of the common stock of Western Flow, an Alberta corporation, for an aggregate purchase price of approximately 2.4 million Canadian dollars. The acquisition of Western Flow was funded with approximately $2.0 million of borrowings under our revolving credit facility and available cash.

        Western Flow is based in Edmonton, Alberta and is a specialty alloy pipe and components distributor primarily to the oil and gas, processing and power generation industries. We believe the acquisition of Western Flow has provided us with the opportunity for geographical expansion in the Canadian marketplace with a broader mix of products.

Murray Transactions

        On November 29, 2005, our subsidiary, Edgen Carbon Products Group, L.L.C., entered into a purchase agreement with MIM UK to acquire all of the equity interests of MIM UK's U.S. subsidiary, MIM US, for an aggregate purchase price, including assumption of debt, of approximately $20.6 million. The acquisition closed on December 16, 2005 and was funded with proceeds to Edgen Corporation from the issuance and sale of the old notes. See "Summary—Background of the Exchange Offer." We used the proceeds of the offering of the old notes to fund the purchase price for the MIM US acquisition, to repay a portion of indebtedness outstanding under our revolving credit facility and to pay related fees and expenses.

        In connection with the MIM US acquisition, PAL, a newly formed limited company organized under the laws of England and Wales by funds managed by JCP, acquired all of the equity interests of MIM UK pursuant to a purchase agreement entered into with Murray International Holdings Limited and the shareholders of MIM UK.

        MIM US is a major supplier of high-yield and special grade structural steel to international oil and gas projects being engineered and managed by leading operators, engineering houses and offshore fabricators in the oil and gas industry primarily in North and South America. MIM US is based in Houston, Texas. MIM US offers a complete range of high-yield steel plate, shapes, and tubulars to customers primarily in North and South America. We believe the MIM US acquisition will expand our international presence throughout the Americas. For the fiscal year ended January 31, 2005, MIM US's sales were $29.6 million.

Formation of Holding Company

        Prior to the consummation of the offering of the old notes, our stockholders organized a new holding company called Edgen/Murray to hold all of the outstanding equity interests of us and PAL. Edgen/Murray is a Delaware limited partnership and is controlled by funds managed by JCP. With the completion of the MIM US acquisition and the MIM UK acquisition, our company and MIM UK are both directly or indirectly wholly owned by Edgen/Murray. Additionally, certain members of our management are members of the management of Edgen/Murray. However, neither the old notes, nor the existing notes, are guaranteed by Edgen/Murray or MIM UK. In connection with the MIM UK acquisition, Edgen/Murray issued additional partnership interests to the funds managed by Jefferies Capital Partners, certain members of management of our company and MIM UK and the sellers of MIM UK.

        The table below identifies some of the significant events in our history:

Year	Significant Event
1983	Thomas Pipe and Steel, Inc. founded in Baton Rouge, Louisiana
1996	Thomas Pipe and Steel, Inc. acquired by an investor group
1997	Acquisition of Arrow Tubular Corporation, which became the St. Louis, Missouri location of Thomas Pipe and Steel
1998	Acquisition of Bartow Steel
1999	Acquisition of Radnor Alloys, Inc.
1999	Moved into newly acquired headquarters building in Baton Rouge, Louisiana
2000	Acquisition of Resource Pipe Company
2000	Changed our name to Edgen Corporation
2001	Acquisition of Pro Metals, Inc.
2002	Acquisition of Service Industrial Supply Co. (SISCO)
2002	Discontinued operations of Bartow Steel International and sold off its assets
2002	Formed Edgen Canada Inc. as the marketing arm for all Edgen products in Canada
2003	Hired Daniel J. O'Leary as Chief Operating Officer to address operating synergies and growth opportunities; promoted Mr. O'Leary to President and Chief Executive Officer
2003	Implemented operational initiatives, integrating prior acquisitions and organizing operations under our alloy products group and our carbon products group
2003	Divested steel service center operations of Thomas Pipe and Steel, Inc.
2003	Implemented international sales effort
2005	Buy-out Transaction: sale to Edgen Acquisition Corporation (formed by Jefferies Capital Partners and certain members of management) and merger, with Edgen Corporation surviving the merger; related financing including issuance of the existing notes
2005	Acquisition of Western Flow Products, Inc.
2005	Acquisition of Murray International Metals, Inc. and related issuance of the old notes

Products

        We distribute specialty steel pipe, pipe components and high grade structural steel products that are used in environments that require high performance characteristics. Our products are used in refining, petrochemical, power generation, mechanical construction, offshore production, platform construction and certain specific oil and gas applications. They are used for maintenance and repair projects, expansions of infrastructure and development projects. These products are generally highly engineered prime carbon or alloy steel and possess unique performance characteristics for extreme environments, such as the ability to withstand highly corrosive or abrasive materials, extremely high or low temperatures, and high pressure. We offer our customers a broad product offering, which includes over 14,000 SKUs, and a large inventory of currently over 50,000 tons of pipes and components in more than 5,000 sizes and grades, to consistently provide products that are not generally otherwise available on a quick-response basis in quantities that are usable by customers.

        In addition to our diverse inventory and technical product knowledge, we offer a wide range of cutting and finishing services to ensure that the materials are ready upon receipt by our customers. Our principal services include: cutting, welding, threading, coating, cleaning and painting to customer specifications.

        We principally distribute two categories of products: alloy products and carbon products.

        Alloy Products.    Alloy steel is composed of iron, carbon and one or more other elements (such as chromium, cobalt, nickel, molybdenum) that undergo a special heat treatment to achieve specific physical properties. The alloy products we sell are principally used in high-pressure, extreme temperature and high-corrosion applications, such as in heating, desulphurization, refrigeration and liquefied natural gas units in the processing and refining industries, and in heat recovery steam generation units in the power generation industry. Substantially all of our alloy products are imported from Germany, Italy, South Korea or Japan.

        Carbon Products.    Our carbon products group primarily distributes prime carbon-based specialty pipe, fittings and flanges that are principally used in high-yield, high-tensile, abrasive applications such as the gathering and transmission of oil, natural gas and phosphates, conductor casing and structural supports for the offshore drilling and production segment of the oil and gas industry. With the acquisition of MIM US, we have expanded our products to include high yield, high grade and quality structural steel products used primarily in the offshore oil and gas industry. We purchase our carbon products from both domestic and international manufacturers.

        The following table summarizes our primary product offerings:

Summary of Primary Distributed Products

Product	Characteristics	Material	Qualities	Primary Applications
Alloy Products
Stainless	Seamless	12–16% chromium, 8–12% nickel	Corrosion resistance and power	Refining, petrochemical
Duplex	Seamless	20% chromium	Higher corrosion resistance	Refining, petrochemical and power
ChromeMoly	Seamless	Chromium and molybdenum	High temperature and pressure tolerance	Refining, petrochemical and power
Nickel Alloys	Seamless	High nickel	High temperature and highest corrosion resistance	Refining, petrochemical and power
Carbon Products
Carbon	Welded and seamless	< 1% carbon	High and low pressure tolerance	Mechanical construction, certain processing
Large Diameter Carbon	Welded, thicker walled	< 1% carbon	High structural strength	Offshore jacket and topside and onshore structural, marine riser and conductor, booster line and annulus pipe
High Yield Carbon	Welded or seamless, thinner walled	Carbon and alloys	Lighter weight, high bursting strength	Gathering and transmission pipelines
Section	Seamless and welded	Carbon	High yield and various thickness, lengths and widths	Offshore topside and onshore structural
Plate	Hot-rolled	Carbon	High yield and various thickness, lengths and widths	Offshore jacket and topside and onshore structural

Vendors

        We have mutually beneficial, longstanding relationships with an established network of vendors. This extensive network of vendor relationships enables us to stock and distribute a considerable breadth of products. Although we concentrate our purchasing power on a select group of highly valued vendors, we have multiple sources for the products we distribute and are not dependent on any single manufacturer. Since 2003, we consolidated our purchasing power significantly. For the combined twelve months ended December 31, 2005, 58% of our purchases were with our top ten vendors compared to 55% and 37% in 2004 and 2003, respectively. Consolidating our purchasing power has resulted in favored status with certain of our vendors in regard to lead times, discounts and payment terms. As we continue to strengthen our vendor relationships, we are able to devote increased resources to providing our customers with products that are of greater importance to their business and have fewer substitutes.

        Our two product groups each have employees who are responsible for making the inventory purchases for their respective groups. These employees are specialists in their product lines and are in continuous contact with our regional managers, sales personnel and customers in our various markets in order to anticipate demand. This enables them to place vendor orders, which often require six to nine months lead time to fill, in a timely manner. Our purchasing staff develops and evaluates our working relationships with vendors to ensure availability, quality and timely delivery of products. We use general economic indicators, inquiries, orders and continuous interaction with our customers to help us determine customer usage patterns, expected delivery dates and the nature of active projects in the market. Our company-wide management information system assists in evaluating historical usage, the inventory at each of our locations, and other purchasing data.

Customers

        We have a diverse base of over 2,000 customers from a variety of geographic locations and industries. They are generally large companies with recognized names in their respective industries. Our customers include, among others, oil and gas companies, processing and fabrication companies, power generation companies, and MRO distributors.

Sales and Marketing

        As of December 31, 2005, we maintained a staff of approximately 78 on-site sales representatives who are responsible for any task typically related to the filling of an order, 14 field sales representatives who are tasked with generating new business and maintaining customer relationships, and two full-time customer service specialists who support the on-site and field sales representatives by identifying and resolving any potential customer issues. We believe that we maintain excellent relationships with our sales representatives.

        Our sales and marketing efforts are focused on international as well as domestic markets, and in early 2004 we developed an international sales team. Of our total sales force as of December 31, 2005, five field representatives were dedicated to international business development and seven multilingual on-site sales and service representatives were focused solely on international orders. To supplement these efforts, we also currently have two outside international sales agents with whom we contract on an agency basis.

        Our on-site sales force operates under a regional branch model. Field representatives are located at various branch locations and ultimately report to our vice president of business development, who is responsible for the business development efforts at both our alloy products group and our carbon products group. All but one of our inventory stocking facilities has a regional manager that is responsible for pricing, order placement, customer service and marketing strategy. The regional managers report directly to the presidents of their respective operating segments, who have final authority on sales and marketing issues. The regional branch model allows the presidents of the operating segments to have direct control over the management and implementation of our sales and marketing strategy.

Intellectual Property

        We have common law trademark rights to a number of names and marks important to our business, including Edgen™, Bartow Steel™, Resource Pipe Co.™, SISCO™, Thomas Pipe™, Pro Metals™, and Radnor Alloys™, although we have not obtained federal registrations for them.

Employees

        As of December 31, 2005, our workforce consisted of 238 full time employees, of which 73 were warehouse personnel, 92 were sales personnel and 73 were administrative personnel. We have a non-unionized workforce and none of our full-time employees are covered by a collective bargaining agreement. In general, we consider our employee relations to be good.

Competition

        Our products are sold in highly competitive markets. Companies in the steel pipe, pipe components, and high grade structural steel industry compete primarily on price and ability to deliver products in a timely manner. Purchase decisions are also influenced by previous experience with a particular distributor and a distributor's ability to supply the full range of pipes, pipe components, plates and sections. We have numerous competitors who compete with us for customers as well as approved vendor sources in the distribution of alloy and carbon specialty products. We believe none of our competitors individually possesses a significant market share in the specialty products we distribute, as most do not offer the depth and breadth of products that we offer.

Environmental Matters

        Our operations are subject to various state and federal laws and regulations relating to environmental concerns. As with other companies engaged in like businesses, the nature of our operations expose us to the risk of liabilities or claims with respect to environmental matters, including those relating to the disposal and release of hazardous substances. In addition, our operations are also governed by laws and regulations relating to workplace safety and worker health which, among other things, regulate employee exposure to hazardous chemicals in the workplace. Management believes that our operations are in substantial compliance with such laws and regulations.

        We have not made any material expenditures during the last three fiscal years in order to comply with environmental laws or regulations. Based on our experience to date, we believe that the future cost of compliance with existing environmental laws and regulations (and liability for known environmental conditions) will not have a material adverse effect on our business, consolidated financial condition, results of operations or liquidity. However, we cannot predict what environmental or health and safety legislation or regulations will be enacted in the future or how existing or future laws or regulations will be enforced, administered or interpreted, nor can we predict the amount of future expenditures that may be required in order to comply with such environmental or health and safety laws or regulations or to respond to such environmental claims.

Legal Proceedings

        We are from time to time a party to various claims and legal proceedings related to our business. There are no current material claims or legal proceedings pending against us that, in the opinion of our management, individually or in the aggregate, if determined adversely to us, would have a material adverse effect on our business, financial condition, results of operations or liquidity. Additionally, management is not aware of any legal issues that may have an adverse effect on us in the foreseeable future.

Seasonality

        Some of our customers may be in seasonal businesses, especially those customers who purchase our products for use in new capital expenditure projects at refineries, oil and gas infrastructures and processing and power generation plants. As a consequence, our results of operations and working capital, including our accounts receivable, inventory and accounts payable, fluctuate during the year. However, because of our geographic, product and customer diversity, our operations have not shown any material seasonal trends. We believe that our significant operations in more mild southern climates moderate our seasonality. In addition, our sales to MRO distributors, who tend not to be seasonal purchasers, mitigate the overall effects of seasonality on our business. Sales in the months of November and December traditionally have been lower than in other months because of a reduced number of working days for shipments of our products and holiday closures for some of our customers. We cannot assure you that period-to-period fluctuations will not occur in the future. Results of any one or more quarters are, therefore, not necessarily indicative of annual results.

Working Capital Practices

        Volatility in the specialty pipe, pipe components, and high grade structural steel industry, from time to time, can result in significant fluctuations in cash flow supporting our working capital levels. Inventory and accounts receivable comprise a large percentage of our total assets and can vary significantly from quarter to quarter. At December 31, 2005 and 2004, inventory and accounts receivable represented 59.6% and 75.6%, respectively, of total assets excluding cash. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

Properties

        We currently operate in 17 locations: 15 in the United States and two in Canada. Fourteen of our locations are inventory stocking facilities. We own facilities in Port Allen, Louisiana and Mulberry, Florida and the rest of the locations are leased. Our corporate headquarters is located in an approximately 14,500 square-foot facility in Baton Rouge, Louisiana. The following table provides a summary of our facilities.

Summary of Leased and Owned Facilities

Location	Building (Sq. ft.)	Lease/Own	Facility Description
Corporate
Baton Rouge, LA	14,497	Lease	Corporate headquarters
Carbon and Alloy Products Group
Baton Rouge, LA	7,560	Lease	Office/warehouse
Charlotte, NC	12,550	Lease	Office/warehouse
Houston, TX	26,600	Lease	Office/warehouse
Calgary, Alberta	425	Lease	Office
Edmonton, Alberta	16,078	Lease	Office/warehouse
Edmonton, Alberta(1)	7,840	Lease	Office/warehouse
Carbon Products Group
Port Allen, LA(2)	9,500	Own	Office/warehouse
St. Louis, MO	2,800	Lease	Office/yard
Houston, TX	2,010	Lease	Office/warehouse
Mulberry, FL(2)	46,816	Own	Office/warehouse
Mulberry, FL	NA	Lease	Yard
Henderson, CO	2,500	Lease	Office/yard
Odessa, TX	5,000	Lease	Office/yard
Houston, TX	17,750	Lease	Office/warehouse
Alloy Products Group
Houston, TX	51,000	Lease	Office/warehouse
Irwindale, CA	8,692	Lease	Office/warehouse
St. Charles, IL	22,000	Lease	Office/warehouse
Westchester, PA	16,000	Lease	Office/warehouse

(1)
We no longer occupy this facility but currently sublease a portion thereof.

(2)
Our owned real property is pledged to secure indebtedness outstanding under our senior credit facility and the notes.

        All of our facilities have been continually maintained and we consider them to be in good repair. We currently do not expect to have any significant capital expenditures or upgrades in the near future. Our maintenance capital expenditures have averaged approximately $1.3 million over the past five years, and management expects annual capital expenditures to be consistent with historical capital expenditures in 2006 and 2007. None of our inventory stocking facilities is currently operating at or near capacity.

OUR MANAGEMENT

Executive Officers and Directors

        Our executive officers and directors are as follows:

Name	Age	Title
Daniel J. O'Leary	50	President, Chief Executive Officer and Director
David L. Laxton, III	56	Executive Vice President, Chief Financial Officer and Director
Robert L. Gilleland	65	President—Alloy Products Group
Craig S. Kiefer	51	President—Carbon Products Group
Nicholas Daraviras	32	Director
James L. Luikart	60	Director
Edward J. DiPaolo	53	Director

        Daniel J. O'Leary, 50, President, Chief Executive Officer and Director, has been involved in the steel pipe and distribution industries for 28 years. Mr. O'Leary joined us in January 2003 as our Chief Operating Officer and was promoted to President and Chief Executive Officer in August 2003. Mr. O'Leary was appointed to our board of directors upon consummation of the Buy-out Transaction in February 2005. Before joining our company, Mr. O'Leary served as President and Chief Operating Officer of Stupp Corporation, an independent manufacturer of electric-resistance welded custom steel line pipe, from 1995 to 2002. Prior to joining Stupp Corporation, he was Executive Vice-President and Chief Operating Officer of Maverick Tube Corporation from 1989 to 1995. He has also held management and executive positions with Red Man Pipe & Supply Company and Lone Star Steel Company. Mr. O'Leary is a former Vice-Chairman of the Committee on Pipe and Tube Imports and a member of the National Association of Steel Pipe Distributors. Mr. O'Leary is a graduate of the University of Tulsa with a B.S. in Education.

        David L. Laxton, III, 56, Executive Vice President, Chief Financial Officer and Director,    has over 20 years experience in industrial distribution. Mr. Laxton joined us in December 1996 as Senior Vice President and Chief Financial Officer. Mr. Laxton became Executive Vice President and Chief Financial Officer in February 2005. Mr. Laxton was appointed as a director on August 25, 2005. Prior to joining Edgen, Mr. Laxton served as Chief Financial Officer of a distributor of tube fittings, controls and filtration products. Mr. Laxton has also held consulting positions with a big four accounting firm and with an investment banking firm. Mr. Laxton is currently Vice Chairman of American Gateway Bank and is the former president of the Baton Rouge Chapter of the National Association of Purchasing Management. Mr. Laxton has recently been named to the Advisory Committee to the School of Accounting at Louisiana State University, where he received a B.A. in History and an M.S. in Accounting.

        Robert L. Gilleland, 65, President of Alloy Products Group,    has over 30 years of experience in the pipe and steel industry. Mr. Gilleland joined Edgen in 1998 as our Senior Vice President and General Manager. He was promoted to his current position in September 2003. Prior to joining Edgen, Mr. Gilleland was employed with LaBarge Pipe & Steel Company for 16 years. He was Executive Vice President and part owner in a leveraged buy-out of LaBarge Pipe & Steel Company in 1982. At LaBarge Pipe & Steel Company, Mr. Gilleland was responsible for inventory, purchasing and sales activities. Prior to joining LaBarge Pipe & Steel Company, Mr. Gilleland was employed with Edgcomb Metals Company, a subsidiary of Williams Companies, for 18 years. He holds a B.S. in Business Administration from Western Kentucky University.

        Craig S. Kiefer, 51, President of Carbon Products Group,    has more than 30 years of experience in the industrial distribution market. Mr. Kiefer joined our company in April 2002 as the President of Service Industrial Supply Co. (SISCO). He was promoted to his current position in March 2003. Prior to joining Edgen, Mr. Kiefer was President and Chief Executive Officer of SISCO, which he formed in 1979 and which was acquired by Edgen in 2002.

        Nicholas Daraviras, 32, Director.    Mr. Daraviras was appointed to our board of directors upon consummation of the Buy-out Transaction in February 2005. Mr. Daraviras is a Managing Director of JCP. He joined JCP in 1996. Mr. Daraviras also serves as a director of The Sheridan Group and various private companies in which JCP also has an interest. Mr. Daraviras graduated as a Wharton Scholar and received his B.S. and an M.B.A. from The Wharton School of the University of Pennsylvania.

        James L. Luikart, 60, Director.    Mr. Luikart was appointed to our board of directors upon consummation of the Buy-out Transaction in February 2005. Mr. Luikart is Executive Vice President of JCP. Mr. Luikart joined JCP in 1995 after spending over twenty years with Citicorp, the last seven years of which were as Vice President of Citicorp Venture Capital, Ltd. Mr. Luikart also serves as a director of The Sheridan Group, W&T Offshore, Inc., and various private companies in which JCP also has an interest. Mr. Luikart received a B.A. in History magna cum laude from Yale University and an M.I.A. from Columbia University.

        Edward J. DiPaolo, 53, Director.    Mr. DiPaolo was appointed to our board of directors on August 25, 2005, and had previously served on our board of directors from 2001 until the consummation of the Buy-out Transaction on February 1, 2005. Mr. DiPaolo has over 26 years in energy services through his employment with Halliburton Energy Services where he held several positions including Group Senior Vice President Global Business Development and Senior Vice President Global Business Development. In 2002, Mr. DiPaolo retired from Halliburton Energy Services. Mr. DiPaolo currently serves as a director of Natural Gas Systems, Inc., Boots & Coots International Well Control, Inc. and Innicor Subsurface Technologies Inc. and has served as director for privately held companies. Mr. DiPaolo received a B.S. in Agricultural Engineering from West Virginia University.

Audit Committee

        Our Audit Committee consists of Messrs. Daraviras, Luikart and DiPaolo. Neither Mr. Daraviras nor Mr. Luikart is independent as that term is used in Section 10A(m)(3) of the Securities Exchange Act of 1934, as amended, which we refer to as the "Exchange Act," and none of Messrs. Daraviras, Luikaut or DiPaolo qualifies as an audit committee financial expert as that term is defined by applicable SEC regulations.

        However, the board of directors believes that each of the members of the Audit Committee has demonstrated that he is capable of analyzing and evaluating our financial statements and understanding internal controls and procedures for financial reporting. As the board of directors believes that the current members of the Audit Committee are qualified to carry out all of the duties and responsibilities of the Audit Committee, the board of directors does not believe that it is necessary at this time to actively search for an outside person to serve on the board of directors who would qualify as an audit committee financial expert.

        The principal duties and responsibilities of our Audit Committee are as follows:

  •
  to monitor our financial reporting process and internal control systems;

  •
  to review and appraise the audit efforts of our independent registered public accounting firm and exercise ultimate authority over the relationship between us and our independent registered public accounting firm; and

  •
  to provide an open avenue of communication among the independent registered public accounting firm, financial and senior management and the board of directors.

        The Audit Committee has the power to investigate any matter brought to its attention within the scope of its duties. It also has the authority to retain counsel and advisors to fulfill its responsibilities and duties.

Compensation Committee, Interlocks and Insider Participation

        Messrs. Daraviras, Luikart and DiPaolo currently perform the functions of a compensation committee in addressing salaries and incentive compensation for our executive officers and none of our officers or employees or former officers participated in such deliberations during 2005. See "Certain Relationships and Related Transactions."

Code of Ethics

        We do not have a code of ethics within the meaning of Item 406 of Regulation S-K because we are in the process of adapting our existing code of business ethics and conduct for this purpose.

Director Compensation and Arrangements

        Currently, only one of our directors, Mr. DiPaolo, is entitled to receive any fees for serving as a director. We have agreed to pay to Mr. DiPaolo $20,000 in director fees annually. For the period February 1, 2005 to December 31, 2005, we paid Mr. DiPaolo $10,000 in director fees and on December 16, 2005, Edgen/Murray granted restricted common units to Mr. DiPaolo with a fair value of approximately $51,400 for services rendered as a board member and audit committee member of the Company. See "Certain Relationships and Related Transactions."

        All of our directors are entitled to reimbursement of their reasonable out-of-pocket expenses in connection with their travel to and attendance at meetings of the board of directors or committees thereof.

Executive Compensation

        The following table sets forth certain information with respect to annual compensation for services in all capacities for fiscal years 2005, 2004 and 2003 paid to each of our executive officers during 2005.

Summary Compensation Table

Long-term Compensation
Annual Compensation
Name and Principal Position				Restricted Common Units Awards(3)	All Other Compensation(4)
	Year	Salary	Bonus(2)
Daniel J. O'Leary(1) President and Chief Executive Officer	2005 2004 2003	$290,800 278,763 210,961	$2,541,981 459,602 27,917	$482,415 — —	$2,665 2,665 —
David L. Laxton, III Executive Vice President and Chief Financial Officer	2005 2004 2003	$237,901 230,870 223,161	$1,316,000 376,038 —	$206,746 — —	$1,460 2,121 —
Robert L. Gilleland President—Alloy Products Group	2005 2004 2003	$227,563 215,890 215,895	$636,000 350,997 —	$137,834 — —	$3,050 2,543 —
Craig S. Kiefer President—Carbon Products Group	2005 2004 2003	$196,806 183,962 153,635	$562,000 300,830 —	$137,834 — —	$3,485 — —

        (1)   Mr. O'Leary joined our company on January 13, 2003.

        (2)   Includes bonuses under the employee bonus plan, employment agreement, and an additional bonus award for Mr. O'Leary in 2005, as well as bonuses under the transaction fee agreement and the value bonus compensation and senior management bonuses paid in connection with the Buy-out Transaction. See "—Employee Bonus Plan," "—Employment Agreements," "Certain Relationships and Related Transactions—Other Relationships and Related Transactions—Transaction Fee Agreement," "Certain Relationships and Related Transactions—Other Relationships and Related Transactions—Value Bonus Compensation" below.

        (3)   In 2005, the Company awarded 93,855, 40,223, 26,816 and 26,816 shares of the Company's restricted common stock to Messrs. O'Leary, Laxton, Gilleland and Kiefer, respectively, pursuant to the Company's equity incentive plan. On December 15, 2005 our parent company, Edgen/Murray, exchanged all outstanding awards for awards of restricted common units issued under the Edgen/Murray, L.P. Incentive Plan with substantially equivalent terms. These restricted common units will vest 10% per year over five years, subject to continued employment with the Company, plus an additional 10% or more per year for each year that the Company achieves certain performance goals as determined by the board of directors. If the performance goals are achieved in any year of the five year period, all restricted common units subject to the performance criteria for that year and prior years will vest. As of December 31, 2005, the aggregate number and value of the restricted common units of Edgen/Murray held was: Mr. O'Leary 93,855 units/$482,415; Mr. Laxton 40,223 units/$206,746; Mr. Gilleland 26,816 units/$137,834; and Mr. Kiefer 26,816 units/$137,834. Holders of restricted common units have the right to receive their allocable share of any distributions made by Edgen/Murray on its common units.

        (4)   Represents the dollar value of any premiums paid by, or on behalf of, the Company during the covered fiscal year with respect to term life insurance for the benefit of the named executive officer and club membership allowances.

Employment Agreements

        We have employment agreements with each of our executive officers, Mr. O'Leary, Mr. Laxton, Mr. Gilleland and Mr. Kiefer. The agreements with Mr. O'Leary and Mr. Laxton were amended and restated effective as of the consummation of the Buy-out Transaction. The agreements with Mr. Gilleland and Mr. Kiefer were modified in 2005 to provide for a supplemental annual payment of $7,500.

        The amended and restated agreement with Mr. O'Leary provides that he will be employed as our President and Chief Executive Officer. The amended and restated agreement with Mr. Laxton provides that he will be employed as our Executive Vice President and Chief Financial Officer. The agreement with Mr. Gilleland provides that he will be employed as the President of Edgen Alloy. The agreement with Mr. Kiefer provides that he will be employed as the President of Edgen Carbon Products Group LLC.

        Each of these agreements provides that the compensation for the executive officer may be increased by recommendation of our chief executive officer to our board of directors. The base salaries of Mr. Gilleland and Mr. Kiefer were increased effective October 1, 2005. The current base salaries of Mr. O'Leary, Mr. Laxton, Mr. Gilleland and Mr. Kiefer are $275,000, $225,000, $225,000 and $200,000, respectively. Each employment agreement also provides for an annual bonus based on a targeted EBITDA amount, as determined by our board of directors, which is subject to a downward working capital adjustment. The target bonus for each of the executive officers for 2005 was up to 100% of his base salary. Each agreement generally provides for a supplemental annual payment of $9,500 or $7,500, four weeks of vacation and an automobile allowance, which varies by executive officer. Additionally, the employment agreements provide that we will pay premiums for term life insurance for Mr. O'Leary, Mr. Laxton and Mr. Kiefer.

        The agreements for Mr. O'Leary and Mr. Laxton are for a three year term commencing February 1, 2005, with automatic one-year extensions. The agreements with Mr. Gilleland and Mr. Kiefer are for a one-year term with automatic daily one year renewals, such that the employment agreements are always one full year from termination. The agreements may be terminated by us for the employee's disability, for cause (as defined in the agreements), or for any reason other than cause (with severance, payable upon termination other than for cause, generally ranging from an amount equal to the employee's annual base salary for one year to an amount equal to the employee's annual base salary for the remaining term under the agreement, plus the executive's full or pro-rata share of the annual bonus, if any).

Employee Bonus Plan

        With approval from our board of directors, we annually adopt an employee bonus plan based on a targeted pre-bonus EBITDA and minimum pre-bonus EBITDA. These targets are recommended by senior management and determined and approved by our board of directors. Every employee of ours has a target bonus associated with his or her position with our company and the target bonuses range from 10% to 100% of base salary. If EBITDA is less than or equal to the minimum EBITDA, then the employee is not entitled to any bonus. If, however, the EBITDA is greater than the minimum EBITDA, then the employee is entitled to receive a bonus in an amount equal to 2% of the employee's annual target bonus for each 1% of EBITDA in excess of the minimum EBITDA. Employees continue to earn an additional 2% of the target bonus for each 1% that EBITDA exceeds the target EBITDA. All bonuses under this plan are paid on or before March 15 of the year following the year in which the bonus is earned.

Equity Incentive Plan

        Upon consummation of the Buy-out Transaction, we issued restricted stock grants for 281,565 shares of common stock to certain members of our management, including the following to our named executive officers: Mr. O'Leary, 93,855; Mr. Laxton, 40,223; Mr. Gilleland, 26,816; and Mr. Kiefer, 26,816.

        Effective December 15, 2006, the Company's equity incentive plan was cancelled; however, the Company's holding company, Edgen/Murray, exchanged all outstanding awards for awards issued under its equity incentive plan with substantially equivalent terms on December 16, 2005. The Edgen/Murray L.P. incentive plan authorizes the granting of awards to employees of up to 550,000 common units of Edgen/Murray L.P., that are subject to restrictions on transfer until such time as they are vested. Vesting is based on either time or a combination of performance and time.

401(k) Plans

        We sponsor a defined contribution plan, or 401(k) plan, intended to qualify under section 401 of the Internal Revenue Code. Substantially all of our U.S. employees are eligible to participate in the 401(k) plan on the first day of the month in which the employee has attained 18 years of age and 90 days of employment. Employees may make pre-tax contributions of their eligible compensation, not to exceed the limits under the Internal Revenue Code. We match 50% of the employee's contributions, up to a maximum of 6% of the employee's eligible compensation. Any profit sharing contributions are discretionary in amount and occurrence (and are not limited to current or accumulated net profits). Employees may direct their investments among various pre-selected investment alternatives. Employer contributions to the 401(k) plan, including profit sharing contributions, fixed contributions and employer matching contributions, vest 25% after the second year of employment, 50% after the third year of employment, 75% after the fourth year of employment and 100% after the fifth year of employment.

        Effective December 16, 2005, we began sponsoring a 401(k) profit-sharing plan for our subsidiary, MIM US, which covers eligible employees at least 21 years of age who have completed at least three months of service. The plan allows for employee contributions through salary deductions up to 19% of total compensation, subject to the statutory limits. Employer matching contributions can be made at our discretion.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        Our outstanding securities consist of approximately 2,681,564 shares of common stock and 21,600 shares of Series A preferred stock.

        Effective December 15, 2006, our stockholders transferred all of their equity interests in our Company to Edgen/Murray in exchange for common and preferred partnership interests of Edgen/Murray As a result, 100% of our outstanding common stock and preferred stock is now owned by Edgen/Murray.

        The general partner of Edgen/Murray is Edgen/Murray GP, LLC, a company wholly owned by funds managed by JCP. The limited partnership interests of Edgen/Murray are divided into common units and preferred units. The following table sets forth certain information regarding the ownership of Edgen/Murray's common and preferred units as of March 30, 2006 by (i) each person or entity known to us to own more than 5% of any class of Edgen/Murray's partnership interests, (ii) each member of our board of directors and each of our named executive officers and (iii) all of the members of the board of directors and executive officers as a group. To our knowledge, each of the security holders listed below has sole voting and investment power as to the partnership interests shown unless otherwise noted and subject to community property laws where applicable.

        Beneficial ownership of the securities listed in the table has been determined in accordance with the applicable rules and regulations promulgated under the Exchange Act.

			Preferred Units(1)
	Common Units(1)
			Number of Units
	Number of Units	Percent		Percent
Principal Stockholders:
Funds managed by Jefferies Capital Partners(2)	4,207,067.82	77.0%	38,382.23	75.9%
Murray Metals Group Limited(3)	282,795.80	5.2%	6,285.02	12.4%
Named Executive Officers and Directors:
Daniel J. O'Leary(4)	197,308.57	3.6%	819.28	1.6%
David L. Laxton(4)	94,192.68	1.7%	401.05	0.8%
Robert L. Gilleland(4)	64,123.03	1.2%	352.68	0.7%
Craig S. Kiefer(4)	64,123.03	1.2%	352.68	0.7%
Nicholas Daraviras(5)	—	—	—	—
James L. Luikart(5)(6)	—	—	—	—
Edward J. DiPaolo(7)	13,653.69	0.3%	31.20	0.1%
All executive officers and directors as a group (7 persons)(8)	433,401.00	7.9%	1,956.89	3.9%

        (1)   Pursuant to Rule 13d-3 under the Exchange Act, a person has beneficial ownership of any securities as to which such person, directly or indirectly, through any contract, arrangement, undertaking, relationship or otherwise has or shares voting power and/or investment power and as to which such person has the right to acquire such voting and /or investment power within 60 days. Percentage of beneficial ownership as to any person as of a particular date is calculated by dividing the number of shares beneficially owned by such person by the sum of the number of shares outstanding as of such date plus the number of shares as to which such person has the right to acquire voting and/or investment power within 60 days.

        (2)   Consists of (a) 2,931,463.82 common units held by ING Furman Selz Investors III L.P., 1,037,894.15 common units held by ING Barings U.S. Leveraged Equity Plan LLC and 237,709.85 common units held by ING Barings Global Leveraged Equity Plan Ltd. and (b) 26,744.58 preferred units held by ING Furman Selz Investors III L.P., 9,468.87 preferred units held by ING Barings U.S. Leveraged Equity Plan LLC and 2,168.78 preferred units held by ING Barings Global Leveraged

Equity Plan Ltd. ING Furman Selz Investors III L.P., ING Barings U.S. Leveraged Equity Plan LLC and ING Barings Global Leveraged Equity Plan Ltd. are private equity investment funds managed by JCP. Brian P. Friedman and Mr. Luikart are the managing members of the managers of these funds and may be considered the beneficial owners of the shares owned by ING Furman Selz Investors III L.P., ING Barings U.S. Leveraged Equity Plan LLC and ING Barings Global Leveraged Equity Plan Ltd., but each of Messrs. Friedman and Luikart expressly disclaim beneficial ownership of such shares, except to the extent of each of their pecuniary interests therein. The address for each of the funds managed by Jefferies Capital Partners is 520 Madison Avenue, 12th Floor, New York, New York 10022.

        (3)   The address of Murray Metals Group Limited is 9 Charlotte Square, Edinburg EH2 4DR, United Kingdom.

        (4)   The address of such person is c/o Edgen Corporation, 18444 Highland Road, Baton Rouge, Louisiana 70809. The number of common units includes 419,747.31 restricted units including 197,308.57 for Mr. O'Leary, 94,192.68 for Mr. Laxton, 64,123.03 for Mr. Gilleland and 64,123.03 for Mr. Kiefer.

        (5)   The address of each of Mr. Daraviras and Mr. Luikart is c /o Jefferies Capital Partners, 520 Madison Avenue, 12th Floor, New York, New York 10022.

        (6)   Does not include 2,931,463.82 common units and 36,922 preferred units owned by ING Furman Selz Investors III L.P., ING Barings U.S. Leveraged Equity Plan LLC and ING Barings Global Leveraged Equity Plan Ltd. Mr. Luikart is a managing member of the manager of these funds and may be considered the beneficial owner of such shares, but he expressly disclaims such beneficial ownership of the shares owned by ING Furman Selz Investors III L.P., ING Barings U.S. Leveraged Equity Plan LLC and ING Barings Global Leveraged Equity Plan Ltd., except to the extent of his pecuniary interest therein.

        (7)   The address of Mr. DiPaolo is 363 N. Sam Houston Parkway East, Suite 550, Houston, Texas 77060. 3,654 of the common units and 31.20 of the preferred units listed for Mr. DiPaolo are owned by Hickory Hills Investments, LTD, a family limited partnership of which Mr. DiPaolo is a limited partner. The number of common units includes 10,000 restricted common units.

        (8)   The number of common units includes 419,747.31 restricted units including 197,308.57 for Mr. O'Leary, 94,192.68 for Mr. Laxton, 64,123.03 for Mr. Gilleland, 64,123.03 for Mr. Kiefer and 10,000 for Mr. DiPaolo.

Edgen/Murray Partnership Interests

        In general, under the limited partnership agreement of Edgen/Murray, the general partner of Edgen/Murray has control over its business and affairs and the limited partners do not participate, as limited partners, in the business and affairs of Edgen/Murray. Distributions of cash or property of Edgen/Murray may be made only when and if, and in the amounts, determined by the general partner. Any such distributions must be made first to the holders of preferred units until each holder of preferred units has received cumulative aggregate distributions in an amount equal to, but not in excess of, the specified preferred return attributable to his, her or its preferred units. Then any remaining or subsequent distributions may be made to the holders of the common units.

Equity Compensation Plan Information

Equity Compensation Plan Information
As of December 31, 2005

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warranties and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance underequity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders(1)	—	$—	268,454
Equity compensation plans not approved by security holders(2)	—	—	—

Total	—		268,454

(1)
Includes restricted common units available for grant under the Edgen/Murray, L.P. Incentive Plan.

(2)
Not applicable.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Buy-Out Transaction

        At the closing of the Buy-out Transaction, Edgen Acquisition Corporation entered into agreements with funds managed by JCP and certain members of our management pursuant to which they acquired shares of Edgen Acquisition Corporation. Pursuant to these agreements, these funds and the management investors purchased shares of common stock and preferred stock of Edgen Acquisition Corporation having a combined aggregate value of approximately $24.0 million. Following the acquisition of Edgen and the merger of Edgen Acquisition Corporation with and into Edgen Corporation, the funds managed by JCP and the management investors owned all of the outstanding common stock and preferred stock of Edgen Corporation. At the closing of the Buy-out Transaction, we also entered into a securities holders agreement and a registration rights agreement with funds managed by JCP and the management investors governing rights with respect to the ownership of our stock.

Formation of New Holding Company

        Effective December 16, 2005, our stockholders transferred all of their equity interests in our Company to Edgen/Murray in exchange for common and preferred partnership interests of Edgen/Murray and we became a wholly owned subsidiary of Edgen/Murray. Concurrently, the securities holders agreement entered into in connection with the Buy-out Transaction was terminated and the investors in Edgen/Murray, including our former stockholders, entered into a limited partnership agreement governing their partnership interests in Edgen/Murray. The Edgen/Murray limited partnership agreement generally restricts the transfer of the partnership interests of Edgen/Murray without the consent of the general partner, subject to certain exceptions. Under certain circumstances, the partners have "tag-along" rights to sell their partnership interests on a pro rata basis with the selling partner in certain sales to third parties. If the general partner approves a sale of Edgen/Murray, the general partner has the right to require the other partners to sell their partnership interests on the same terms. The limited partnership agreement also contains a provision that gives Edgen/Murray the right to repurchase a management investor's shares upon termination of that management investor's employment or removal or resignation from the board of directors.

        In connection with the acquisition of MIM UK, (i) the funds managed by JCP that controlled our company invested additional cash in Edgen/Murray in exchange for additional common and preferred partnership interests of Edgen/Murray, (ii) the seller of MIM UK received the equivalent of an approximately UK£4.0 million preferred partnership interest and approximately UK£1.0 million common partnership interest in Edgen/Murray, (iii) certain members of management of our company and MIM UK acquired additional common and preferred partnership interests of Edgen/Murray, and (iv) Edgen/Murray invested these additional cash investments in PAL to enable it to acquire MIM UK. The issuance of these additional partnership interests of Edgen/Murray altered the relative ownership of the partners of Edgen/Murray. However, following these transactions, the funds managed by JCP continue to own a majority of the common and preferred interests of Edgen/Murray and continue to control Edgen/Murray. Our management currently owns approximately 11% of the common interests and 6% of the preferred interests of Edgen/Murray.

        On February 27, 2006, Edgen/Murray granted a cash bonus and restricted common units to Messrs. O'Leary and Laxton of $60,000 and 17,492.75 units with an approximate fair value of $90,000, and $40,000 and 11,661.83 units with an approximate fair value of $60,000, respectively. These bonuses and additional awards were issued in recognition of the services provided to PAL and its subsidiaries during the acquisition of MIM UK and their future employment as the Chief Executive Officer and Chief Financial Officer, respectively, of Edgen/Murray.

Management Agreement

        In connection with the Buy-out Transaction, we entered into a management agreement with JCP. Pursuant to this management agreement, JCP may provide management, business and organizational strategy and merchant and investment banking services to us, which services include, but are not limited to, advice on corporate and financial planning, oversight of operations, including the marketing, sales and distribution of our products, development of business plans, the structure of our debt and equity capitalization and the identification and development of business opportunities. In exchange for these services, we may pay JCP an annual management fee in an amount agreed to between JCP and us from time to time, plus reasonable out-of-pocket expenses. It is not currently contemplated that we will pay a management fee to JCP. In addition, JCP may negotiate with us to provide additional management, financial or other corporate advisory services in connection with any transaction, including any acquisition, divestiture or financing, in which we may be, or may consider becoming, involved. The management agreement provides that JCP will be paid a transaction fee for such services rendered by JCP in an amount mutually agreed upon by JCP and us, plus reasonable out-of-pocket expenses. We did not pay JCP a transaction fee in connection with the consummation of the Buy-out Transaction. The management agreement has an initial term of ten years. The agreement will automatically renew for additional one year terms unless either we or JCP give written notice of termination within 90 days prior to the expiration of the initial term or any extension. There are no minimum levels of service required to be provided pursuant to the management agreement. The management agreement includes customary indemnification provisions in favor of JCP.

Other Relationships and Related Transactions

        Management Agreement with Harvest Partners, Inc.    Prior to the consummation of the Buy-out Transaction, Harvest Partners and its affiliates owned approximately 63% of our outstanding preferred stock and approximately 70% of our outstanding Class A common stock. In addition, Harvest Partners and its affiliates held $5.0 million principal amount of our then existing subordinated notes. Pursuant to an amended and restated management agreement between Harvest Partners and us, we paid Harvest Partners a quarterly management fee and reimbursed Harvest Partners for reasonable expenses. On an annual basis, the management fee in each of 2003 and 2004 was $495,600 and $123,900 for the period January 1, 2005 to January 31, 2005. Upon the consummation of the Buy-out Transaction, we paid Harvest a transaction fee in an amount equal to 0.826 times 2% of the aggregate purchase price of $124.0 million, or $2,048,480, at which time the management agreement was terminated. Harvest Partners no longer holds any of our equity or debt securities.

        Management Agreement with Stonehenge Capital Company, LLC.    Prior to the consummation of the Buy-out Transaction, Stonehenge Capital owned approximately 17% of our outstanding preferred stock and approximately 20% of our Class A common stock. Pursuant to an amended and restated management agreement between Stonehenge Capital and us, we pay Stonehenge Capital a quarterly management fee and reimburse Stonehenge Capital for reasonable expenses. On an annual basis, the management fee in each of 2003 and 2004 was $104,400. Upon the consummation of the Buy-out Transaction, we paid Stonehenge Capital a transaction fee in an amount equal to 0.174 times 2% of the aggregate purchase price of approximately $124.0 million, or $431,520, at which time the management agreement was terminated. Stonehenge Capital no longer holds any of our equity or debt securities.

        Transaction Fee Agreement.    Pursuant to a transaction fee agreement by and among Edward J. DiPaolo, John B. Elstrott, Edgar Hotard, Daniel J. O'Leary, David L. Laxton and us, upon the consummation of the Buy-out Transaction, we paid a transaction fee in an amount equal to 2% of the aggregate purchase price of approximately $124.0 million, or $2,480,000, which was allocated among Messrs. DiPaolo, Elstrott, Hotard, O'Leary and Laxton. Messrs. DiPaolo, O'Leary and Laxton received $50,000, $1,240,000, and $620,000 of this amount, respectively, as dictated by the transaction fee agreement.

        Value Bonus Compensation.    Upon the consummation of the Buy-out Transaction, pursuant to value bonus compensation awards approved by our board of directors, certain members of management became eligible for value bonuses in an aggregate amount of $3,000,000, which bonuses were distributed to our named executive officers and other members of management as indicated below:

Name of Employee	Bonus
Daniel J. O'Leary	$970,000
David L. Laxton, III	$480,000
Robert L. Gilleland	$420,000
Craig S. Kiefer	$370,000
Other members of management collectively (5 persons)	$760,000

        Furthermore, our board of directors approved an additional senior management bonus equal to 20% of the net proceeds from the sale of Edgen Corporation in excess of $64 million. The amount of this bonus was approximately $1.5 million in the aggregate, and was distributed among the senior management by the mutual agreement of Mr. Kleinman, a Harvest Partners board member, and Mr. O'Leary.

        Convertible Term Notes.    On October 25, 2000, we issued four convertible term notes, in an aggregate principal amount of $15.0 million, to certain stockholders of our company. Three convertible term notes were issued to affiliates of Harvest Partners: two notes to Harvest Partners III, L.P. in the initial principal amounts of approximately $8.7 million and approximately $2.5 million and one note to Harvest Partners III, Beteiligungsgesellschaft buergerlichen Rechts mit Haftungsbeschraenkung in the initial principal amount of approximately $1.5 million. The fourth convertible term note was issued to Bank One Equity Investors Inc. in the initial principal amount of approximately $2.2 million. In connection with the consummation of the Buy-out Transaction, we repaid the remaining principal and interest obligations of approximately $2.8 million in the aggregate (as of December 31, 2004) and these convertible term notes were terminated.

DESCRIPTION OF CERTAIN INDEBTEDNESS

        The following summary of certain provisions of the instruments evidencing our material indebtedness does not purport to be complete and is subject to, and qualified in its entirety be reference to, all of the provisions of the corresponding agreements, including the definition of certain terms therein that are not otherwise defined in this prospectus.

Existing Notes

        Concurrently with the Buy-out Transaction, we issued $105.0 million aggregate principal amount of 9 7/8% Senior Secured Notes due 2011 in a private offering. On July 21, 2005, we exchanged all of these $105.0 million 9 7/8% Senior Secured Notes due 2011 for a like principal amount of registered, publicly tradable 9 7/8% Senior Secured Notes due 2011 having substantially identical terms, which we refer to as the existing notes. The existing notes are governed by an indenture dated February 1, 2005 by and among us, our subsidiaries that guarantee the existing notes and The Bank of New York, as Trustee and Collateral Agent. The old notes were, and the new notes will be, issued under the same indenture as the existing notes. Accordingly, the terms of the existing notes are substantially identical to the terms of the old notes and the new notes and all of the notes are treated as a single class for all purposes under the indenture. See "Description of the Notes."

Revolving Credit Facility

        Concurrently with the closing of the Buy-out Transaction, we entered into a new $20.0 million revolving credit facility with GMAC Commercial Finance LLC and borrowed approximately $2.7 million in loans thereunder. As of December 31, 2005, we had no amounts outstanding under the revolving credit facility. We used a portion of the proceeds of the offering of the old notes to repay indebtedness outstanding under the revolving credit facility. See "Use of Proceeds."

        Availability.    Revolving advances are available from the lender in an aggregate principal amount of up to $20.0 million, subject to a borrowing base test based upon our eligible accounts receivable and eligible raw material and finished goods inventory. We will be able to repay and re-borrow such advances until the maturity date.

        Term.    Our revolving credit facility has an initial term of five years beginning on February 1, 2005.

        Guarantees and Security.    Our revolving credit facility is guaranteed by all of our domestic subsidiaries and is secured by a first priority security interest in all of our and our domestic subsidiaries' Working Capital Assets and secured by a second priority security interest in all of our and our domestic subsidiaries' other assets (other than certain excluded assets such as our leasehold interests and the capital stock of our existing and future subsidiaries). Pursuant to the terms of the intercreditor agreement described under "Description of the Notes—Collateral—Senior Intercreditor Agreement," the security interest on the collateral consisting of Working Capital Assets that secures the notes and related guarantees is contractually subordinated to the liens thereon securing the revolving credit facility, and the security interest, if any, on substantially all of our and our domestic subsidiaries' other assets (other than certain excluded assets such as our leasehold interests and the capital stock of our existing and future subsidiaries) that secure the revolving credit facility will be contractually subordinated to the liens thereon securing the notes and related guarantees.

        Interest.    Interest accrues on borrowings under our revolving credit facility at floating rates equal to, at our option:

  •
  the prime rate of interest announced by GMAC Commercial Finance LLC from time to time per annum; or

  •
  a Eurodollar rate based on LIBOR plus 2.00% per annum.

        Fees.    Our revolving credit facility is subject to certain customary fees including a fee of 0.50% per annum on the unused portion of the revolving credit facility.

        Prepayment.    We may prepay in full and terminate the lender's commitment under our revolving credit facility at any time, subject to payment of a prepayment fee on the total committed facility equal to 1%. Advances under the revolving credit facility are subject to mandatory prepayment in certain circumstances, including mandatory prepayments based upon the receipt of certain proceeds of asset sales other than the sale of inventory in the ordinary course.

        Covenants and Conditions.    Our revolving credit facility contains various affirmative and negative covenants customary for similar working capital facilities, which, among other things, limit the incurrence of additional indebtedness, the making of distributions, loans and advances, the entering into of transactions with affiliates and acquisitions, dispositions or mergers, the granting of loans and the sale of assets.

        Events of Default.    Our revolving credit facility contains customary events of default, including but not limited to:

  •
  non-payment of principal, interest or fees;

  •
  violations of certain covenants;

  •
  certain bankruptcy events;

  •
  inaccuracy of representations and warranties in any material respect; and

  •
  cross defaults with certain other material indebtedness and agreements, including without limitation, the indenture governing the notes.

THE EXCHANGE OFFER

        Participation in the exchange offer is voluntary, and you should carefully consider whether to accept. You are urged to consult your financial and tax advisors in making your decision on what action to take.

Purpose and Effect of the Exchange Offer

        On December 16, 2005, we issued and sold the old notes to the initial purchaser in a private placement transaction exempt from the registration requirements of the Securities Act. The initial purchaser subsequently sold the old notes to qualified institutional buyers in reliance on Rule 144A under the Securities Act. Because the old notes are subject to transfer restrictions, we, our guarantors and the initial purchaser entered into a registration rights agreement dated December 16, 2005 under which we agreed to:

  •
  prepare and file with the SEC on or before April 17, 2006 the registration statement of which this prospectus is a part;

  •
  use our commercially reasonable efforts to cause the registration statement to become effective on or before July 14, 2006;

  •
  complete the exchange offer within 30 business days after the effective date of the registration statement; and

  •
  file a shelf registration statement for the resale of the old notes if we cannot effect an exchange offer within the time periods listed above and in certain other circumstances.

        The registration statement is intended to satisfy our exchange offer obligations under the registration rights agreement.

        Under existing interpretations of the SEC, the new notes will be freely transferable by holders other than our affiliates after the exchange offer without further registration under the Securities Act if the holder of the new notes represents that:

  •
  it is acquiring the new notes in the ordinary course of its business;

  •
  it has no arrangement or understanding with any person to participate in the distribution of the new notes;

  •
  it is not an affiliate of us, as that term is interpreted by the SEC; and

  •
  if such holder is not a broker-dealer, then such holder is not engaged in and does not intend to engage in, a distribution of the new notes.

        However, participating broker-dealers receiving new notes in the exchange offer will have a prospectus delivery requirement with respect to resales of such new notes. The SEC has taken the position that participating broker-dealers may fulfill their prospectus delivery requirements with respect to new notes (other than a resale of an unsold allotment from the original sale of the old notes) with this prospectus. Under the registration rights agreement, we are required to allow participating broker-dealers and other persons, if any, with similar prospectus delivery requirements to use this prospectus in connection with the resale of the new notes. Each broker-dealer that receives new notes for its own account in exchange for old notes, where the notes were acquired by the broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the new notes. See "Plan of Distribution."

Terms of the Exchange Offer; Period for Tendering Old Notes

        Upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal (which together constitute the exchange offer), we will accept for exchange old notes which are properly tendered on or prior to the expiration date of the exchange offer and not

withdrawn as permitted below. The expiration date will be 5:00 p.m., New York City time, on            , 2006, unless extended by us in our sole discretion.

        As of the date of this prospectus, $31.0 million aggregate principal amount of the old notes are outstanding. Only a registered holder of the old notes (or such holder's legal representative or attorney-in-fact) as reflected on the records of the trustee under the indenture may participate in the exchange offer. There will be no fixed record date for determining registered holders of the old notes entitled to participate in the exchange offer. The old notes may be tendered only in integral multiples of $1,000. This prospectus, together with the letter of transmittal, is first being sent on or about                        , 2006 to all holders of old notes known to us. Our obligation to accept old notes for exchange pursuant to the exchange offer is subject to conditions as set forth under "—Conditions to the Exchange Offer" below.

        We shall be deemed to have accepted validly tendered old notes when, as and if we have given oral or written notice thereof to the exchange agent. The exchange agent will act as agent for the tendering holders of old notes for the purposes of receiving the new notes from us.

        We expressly reserve the right, at any time or from time to time, to extend the period of time during which the exchange offer is open, and thereby delay acceptance for any exchange of any old notes, by giving notice of such extension to the exchange agent and the holders of the old notes as described below. During any such extension, all old notes previously tendered will remain subject to the exchange offer and may be accepted for exchange by us. Any old notes not accepted for exchange for any reason will be returned without expense to the tendering holder promptly after the expiration or termination of the exchange offer.

        We expressly reserve the right, in our sole and absolute discretion:

  •
  to delay accepting any old notes;

  •
  to extend the exchange offer;

  •
  to terminate the exchange offer; and

  •
  to waive any condition (other than any condition involving governmental approvals) or otherwise amend the terms of the exchange offer in any manner.

        If the exchange offer is amended in a manner determined by us to constitute a material change, we will promptly disclose the amendment by means of a prospectus supplement that will be distributed to the eligible holders of old notes. Any delay in acceptance, extension, termination, amendment or waiver will be followed promptly by oral or written notice to the exchange agent and by making a public announcement of it, and the notice and announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the exchange offer was previously scheduled to expire. Subject to applicable law, we may make this public announcement by issuing a press release.

        Holders of old notes do not have any appraisal or dissenters' rights under the Delaware General Corporation Law in connection with the exchange offer.

Procedures For Tendering Old Notes

        Only a registered holder of old notes may tender such old notes in the exchange offer. To tender in the exchange offer, a holder must complete, sign and date the letter of transmittal, or facsimile thereof, have the signatures thereon guaranteed if required by the letter of transmittal, and mail or otherwise deliver the letter of transmittal or the facsimile to the exchange agent at the address set forth below under "—Exchange Agent" for receipt prior to the expiration date. In addition, either:

  •
  certificates for the old notes must be received by the exchange agent along with the letter of transmittal;

  •
  a timely confirmation of a book-entry transfer of such old notes, if that procedure is available, into the exchange agent's account at the depositary pursuant to the procedure for book-entry transfer described below, must be received by the exchange agent prior to the expiration date; or

  •
  the holder must comply with the guaranteed delivery procedures described below.

        The tender by a holder which is not withdrawn prior to the expiration date will constitute a binding agreement between the holder and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal.

        The method of delivery of old notes and the letter of transmittal and all other required documents to the exchange agent is at your election and risk. Instead of delivery by mail, it is recommended that you use an overnight or hand delivery service, properly insured. If delivery is by mail, we recommend that you use registered mail, properly insured, with return receipt requested. In all cases, you should allow sufficient time to assure delivery to the exchange agent before the expiration date. You should not send letters of transmittal or old notes to us. You may request your respective brokers, dealers, commercial banks, trust companies or nominees to effect the above transactions for you.

        Any beneficial owner whose old notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct such registered holder to tender on such beneficial owner's behalf. If the beneficial owner wishes to tender on the owner's own behalf, the owner must, prior to completing and executing the letter of transmittal and delivering the owner's old notes, either make appropriate arrangements to register ownership of the old notes in the owner's name or obtain a properly completed power of attorney from the registered holder. The transfer of registered ownership may take considerable time.

        Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by an eligible institution unless the old notes are tendered:

  •
  by a registered holder of the old notes who has not completed the box entitled "Special Issuance Instruction" or "Special Delivery Instruction" on the letter of transmittal; or

  •
  for the account of an eligible institution.

        In the event that signatures on a letter of transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, the guarantees must be by an eligible institution. Eligible institutions include any firm which is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in the United States.

        If the letter of transmittal is signed by a person other than the registered holder of any old notes listed therein, such old notes must be endorsed or accompanied by a properly completed bond power, signed by the registered holder as the registered holder's name appears on the old notes.

        If the letter of transmittal or any old notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, the persons should so indicate when signing, and unless waived by us, evidence satisfactory to us of their authority to so act must be submitted with the letter of transmittal.

        The exchange agent and the depositary have confirmed that any financial institution that is a participant in the depositary's system may utilize the depositary's Automated Tender Offer Program to tender old notes.

        All questions as to the validity, form, eligibility (including time of receipt), acceptance and withdrawal of tendered old notes will be determined by us in our sole discretion. This determination will be final and binding. We reserve the absolute right to reject any and all old notes not properly tendered or to not accept any particular old notes our acceptance of which might, in our judgment or our counsel's judgment, be unlawful. We also reserve the absolute right to waive any defects or irregularities or conditions of the exchange offer as to particular old notes either before or after the expiration date (including the right to waive the ineligibility of any holder who seeks to tender old notes in the exchange offer). Our interpretation of the terms and conditions of the exchange offer (including the instructions in the letter of transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of old notes must be cured within such time as we shall determine. Neither we, the exchange agent nor any other person shall be under any duty to give notification of any defect or irregularity with respect to any tender of old notes for exchange, nor shall any of them incur any liability for failure to give such notification. Tenders of old notes will not be deemed to have been made until such defects or irregularities have been cured or waived.

        While we have no present plan to acquire any old notes which are not tendered in the exchange offer or to file a registration statement to permit resales of any old notes which are not tendered pursuant to the exchange offer, we reserve the right in our sole discretion to purchase or make offers for any old notes that remain outstanding subsequent to the expiration date or, as set forth below under "—Conditions to the Exchange Offer," to terminate the exchange offer and, to the extent permitted by applicable law, purchase old notes in the open market, in privately negotiated transactions or otherwise. The terms of any such purchases or offers could differ from the terms of the exchange offer.

        By tendering, each holder of old notes will represent to us in writing that, among other things:

  •
  the new notes acquired pursuant to the exchange offer are being acquired in the ordinary course of business of the holder and any beneficial holder;

  •
  neither the holder nor any beneficial holder has an arrangement or understanding with any person to participate in the distribution of new notes; and

  •
  neither the holder nor any other person is an "affiliate," as defined under Rule 405 of the Securities Act, of our company.

        If any holder or any other person is an "affiliate," as defined under Rule 405 of the Securities Act, of ours, or is engaged in, or intends to engage in, or has an arrangement or understanding with any person to participate in, a distribution of the new notes to be acquired in the exchange offer, the holder or any other person (1) may not rely on the applicable interpretations of the staff of the SEC and (2) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

        If the holder is a broker-dealer that will receive new notes for its own account in exchange for old notes that were acquired as a result of market-making activities or other trading activities, the holder is required to acknowledge in the letter of transmittal that it will deliver a prospectus in connection with any resale of such new notes. However, by so acknowledging and by delivering a prospectus, the holder will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

Acceptance of Old Notes For Exchange; Delivery Of New Notes

        Upon satisfaction or waiver of all of the conditions to the exchange offer, we will accept, promptly after the expiration date of the exchange offer, all old notes properly tendered, and will issue the new notes promptly after acceptance of the old notes. See "—Conditions to the Exchange Offer" below. For purposes of the exchange offer, we shall be deemed to have accepted properly tendered old notes for exchange when, as and if we have given oral and written notice to the exchange agent.

        The new notes will bear interest from the most recent date to which interest has been paid on the old notes, or if no interest has been paid on the old notes, from August 1, 2005. Accordingly, registered holders of new notes on the relevant record date for the first interest payment date following the consummation of the exchange offer will receive interest accruing from the most recent date to which interest has been paid or, if no interest has been paid, from August 1, 2005. Old notes accepted for exchange will cease to accrue interest from and after the date of consummation of the exchange offer. Holders of old notes whose old notes are accepted for exchange will not receive any payment for accrued interest on the old notes otherwise payable on any interest payment date the record date for which occurs on or after consummation of the exchange offer and will be deemed to have waived their rights to receive accrued interest on the old notes.

Return of Old Notes

        If any tendered old notes are not accepted for any reason set forth in the terms and conditions of the exchange offer or if old notes are validly withdrawn, such unaccepted or withdrawn old notes will be returned without expense to the tendering holder of such old notes (or, in the case of old notes tendered by book-entry transfer into the exchange agent's account at the depositary pursuant to the book-entry transfer procedures described below, such old notes will be credited to an account maintained with the depositary) promptly after the expiration of the exchange offer.

Book-Entry Transfer

        The exchange agent will make a request to establish an account with respect to the old notes at the depositary for purposes of the exchange offer within two business days after the date of this prospectus, and any financial institution that is a participant in the depositary's systems may make book-entry delivery of old notes by causing the depositary to transfer such old notes into the exchange agent's account at the depositary in accordance with the depositary's procedures for transfer. However, although delivery of old notes may be effected through book-entry transfer at the depositary, the letter of transmittal or facsimile thereof, with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received by the exchange agent at the address set forth below under "—Exchange Agent" on or prior to the expiration date or pursuant to the guaranteed delivery procedures described below.

Guaranteed Delivery Procedures

        Holders who wish to tender their old notes and (1) whose old notes are not immediately available or (2) who cannot deliver their old notes, the letter of transmittal or any other required documents to the exchange agent prior to the expiration date, may effect a tender if:

  •
  the tender is made through an eligible institution;

  •
  prior to the expiration date, the exchange agent receives from such eligible institution a properly completed and a duly executed letter of transmittal and notice of guaranteed delivery substantially in the form provided by us (by facsimile transmission, mail or hand delivery) setting forth the name and address of the holder, the certificate number(s) of such old notes and the principal amount of old notes tendered, stating that the tender is being made thereby and guaranteeing that, within five New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery, the certificate(s) representing the old notes in proper form for transfer or a book-entry confirmation, as the case may be, and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent; and

  •
  the certificates representing all tendered old notes in proper form for transfer or a book-entry confirmation, as the case may be, and all other documents required by the letter of transmittal are received by the exchange agent within five New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery.

        Upon request to the exchange agent, a notice of guaranteed delivery will be sent to holders who wish to tender their old notes according to the guaranteed delivery procedures set forth above.

Withdrawal of Tenders

        Except as otherwise provided herein, tenders of old notes may be withdrawn at any time prior to the expiration date.

        To withdraw a tender of old notes in the exchange offer, a written or facsimile transmission notice of withdrawal must be received by the exchange agent at its address set forth below, prior to the expiration date. Any such notice of withdrawal must:

  •
  specify the name of the person having deposited the old notes to be withdrawn;

  •
  identify the old notes to be withdrawn (including the certificate number or numbers and aggregate principal amount of such old notes);

  •
  where the certificates for old notes have been transmitted, specify the name in which such old notes are registered, if different from that of the withdrawing holder.

        If certificates for old notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of such certificates, the withdrawing holder must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with signatures guaranteed by an eligible institution unless such holder is an eligible institution.

        If old notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at the depositary to be credited with the withdrawn old notes and otherwise comply with the procedures of such facility. All questions as to the validity, form and eligibility (including time of receipt) of the notices will be determined by us in our sole discretion, and our determination shall be final and binding on all parties. Any old notes so withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer and no new notes will be issued with respect thereto unless the old notes so withdrawn are validly retendered. Properly withdrawn old notes may be retendered by following one of the procedures described above at any time prior to the expiration date.

Conditions To The Exchange Offer

        Notwithstanding any other provision of the exchange offer, we shall not be required to accept for exchange, or to issue new notes in exchange for, any old notes. We may terminate or amend the exchange offer if at any time before the acceptance of such old notes for exchange or the exchange of new notes for such old notes, we determine that:

  •
  the exchange offer (including the related prospectus) does not comply with any applicable law or any applicable interpretation of the staff of the SEC;

  •
  we have not received all applicable governmental approvals; or

  •
  any actions or proceedings of any governmental agency or court exist which could materially impair our ability to consummate the exchange offer.

        The foregoing conditions, other than any involving governmental approvals, are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition or may be waived by us in whole or in part at any time at or prior to the expiration of the exchange offer in our reasonable discretion. Our failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of such right and each such right shall be deemed an ongoing right which may be asserted at any time at or prior to the expiration of the exchange offer.

        In addition, we will not accept for exchange any old notes tendered, and no new notes will be issued in exchange for any such old notes, if at such time any stop order shall be threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act of 1939, as amended. In any event we are required to use every reasonable effort to obtain the withdrawal of any stop order at the earliest possible time.

Exchange Agent

        The Bank of New York has been appointed as the exchange agent for the exchange offer. All executed letters of transmittal should be directed to the exchange agent at one of the addresses set forth below. Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery should be directed to the exchange agent addressed as follows:

By Registered or Certified Mail:	By Overnight Courier:	By Hand:	By Facsimile:
The Bank of New York Corporate Trust Operations Reorganization Unit 101 Barclay Street, 7E New York, New York 10286 Attn:	The Bank of New York Corporate Trust Operations Reorganization Unit 101 Barclay Street, 7E New York, New York 10286 Attn:	The Bank of New York Corporate Trust Operations Reorganization Unit 101 Barclay Street, 7E New York, New York 10286 Attn:	The Bank of New York Reorganization Department Attn: (212) Confirm by telephone: (212)

For information, call:
(212)
Delivery other than as set forth above will not constitute a valid delivery.

Fees and Expenses

        We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection with the exchange offer. The principal solicitation is being made by mail. However, additional solicitation may be made by facsimile, telephone or in person by our officers and employees.

        The expenses to be incurred in connection with the exchange offer will be paid by us. Such expenses include registration fees, fees and expenses of the exchange agent and trustee, accounting and legal fees and printing costs, among others.

Transfer Taxes

        Holders who tender their old notes for exchange will not be obligated to pay any transfer taxes in connection with the tender, except that holders who instruct us to register new notes in the name of, or request that old notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be responsible for the payment of any applicable transfer tax thereon.

Accounting Treatment

        The new notes will be recorded at the same carrying value as the old notes (principal amount less discount), as reflected in our accounting records on the date of the exchange. Accordingly, no gain or loss for accounting purposes will be recognized. The debt issuance costs will be capitalized for accounting purposes and will be amortized over the term of the new notes.

Consequences Of Failure To Exchange; Resales Of New Notes

        Participation in the exchange offer is voluntary. Holders of the old notes are urged to consult their financial and tax advisors in making their own decisions on what action to take.

        Holders of old notes who do not exchange their old notes for new notes pursuant to the exchange offer will continue to be subject to the restrictions on transfer of those old notes as set forth in the legend thereon as a consequence of the issuance of the old notes pursuant to the exemptions from, or in transactions not subject to, the registration requirements of, the Securities Act and applicable state securities laws. In general, the old notes may not be offered or sold unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Old notes not exchanged pursuant to the exchange offer will continue to accrue interest at 9 7/8% per annum and will otherwise remain outstanding in accordance with their terms. Holders of old notes do not have any appraisal or dissenters' rights under the Delaware General Corporation Law in connection with the exchange offer.

        Based on interpretive letters issued by the staff of the SEC to third parties in unrelated transactions, we are of the view that new notes issued pursuant to the exchange offer may be offered for resale, resold or otherwise transferred by holders thereof (other than any holder which is our "affiliate" within the meaning of Rule 405 under the Securities Act or any broker-dealer that purchases notes from us to resell pursuant to Rule 144A or any other available exemption), without compliance with the registration and prospectus delivery provisions of the Securities Act. This is the case provided that the new notes are acquired in the ordinary course of the holders' business and the holders have no arrangement or understanding with any person to participate in the distribution of such new notes. If any holder has any arrangement or understanding with respect to the distribution of the new notes to be acquired pursuant to the exchange offer, such holder:

  •
  could not rely on the applicable interpretations of the staff of the SEC; and

  •
  must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

        A broker-dealer who holds old notes that were acquired for its own account as a result of market-making or other trading activities may be deemed to be an "underwriter" within the meaning of the Securities Act and must, therefore, deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of new notes. Each broker-dealer that receives new notes for its own account in exchange for old notes, where the old notes were acquired by the broker-dealer as a result of market-making activities or other trading activities, must acknowledge in the letter of transmittal that it will deliver a prospectus in connection with any resale of such new notes.

        The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where such old notes were acquired by such broker-dealer as a result of market-making or other trading activities. Pursuant to the registration rights agreement, we have agreed to make this prospectus, as it may be amended or supplemented from time to time, available to broker-dealers for use in connection with any resale for a period of 180 days following the effective date. See "Plan of Distribution."

        We have not requested the staff of the SEC to consider the exchange offer in the context of a no-action letter, and there can be no assurance that the staff would take positions similar to those taken in the interpretive letters referred to above if we were to make such a no-action request.

        In addition, to comply with the securities laws of applicable jurisdictions, the new notes may not be offered or sold unless they have been registered or qualified for sale in the applicable jurisdictions or an exemption from registration or qualification is available and is complied with. We have agreed, under the registration rights agreement and subject to specified limitations therein, to register or qualify the new notes for offer or sale under the securities or blue sky laws of the applicable jurisdictions in the United States as any selling holder of the notes reasonably requests in writing.

Registration Rights and Additional Interest

        Registration Rights.    If:

  •
  because of any change in law or in currently prevailing interpretations of the staff of the SEC, we are not permitted to effect the exchange offer contemplated by this prospectus;

  •
  the exchange offer is not consummated within 30 business days from the date the registration statement of which this prospectus is a part is declared effective;

  •
  in certain circumstances certain holders of unregistered new notes so request; or

  •
  in the case of any holder that participates in the exchange offer, that holder does not receive new notes on the date of the exchange that may be sold without restriction under state and federal securities laws (other than due solely to the status of that holder as our affiliate or within the meaning of the Securities Act), then in each case, we will

  •
  promptly deliver to the holders and the trustee written notice thereof; and

  •
  at our sole expense,

  •
  file on or prior to 30 days after the filing obligation arises a shelf registration statement covering resales of the old notes, and

  •
  use our commercially reasonable efforts to keep effective the shelf registration statement until the earlier of two years after the original issue date of the old notes or such time as all of the applicable old notes have been sold thereunder.

        We will, in the event that a shelf registration statement is filed, provide to each holder copies of the prospectus that is a part of the shelf registration statement, notify each such holder when the shelf registration statement for the notes has become effective and take certain other actions as are required to permit unrestricted resales of the old notes. A holder that sells notes pursuant to the shelf registration statement will be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the registration rights agreement that are applicable to such a holder (including certain indemnification rights and obligations and the delivery of certain information concerning the holder).

        Additional Interest.    If we fail to meet the targets listed above, then additional interest ("Additional Interest") shall become payable in respect of the old notes as follows:

        If:

  •
  neither the exchange offer registration statement nor the shelf registration statement is filed with the SEC on or prior to April 17, 2006, or

  •
  notwithstanding that we have consummated or will consummate an exchange offer, we are required to file a shelf registration statement and the shelf registration statement is not filed on or prior to the date required by the registration rights agreement, then commencing on the day after either required filing date, Additional Interest will accrue on the principal amount of the old notes at a rate of 0.25% per annum for the first 90 days immediately following each filing date, such Additional Interest rate increasing by an additional 0.25% per annum at the beginning of each subsequent 90-day period; or

        If:

  •
  if neither the exchange offer registration statement nor a shelf registration statement is declared effective by the SEC on or prior to July 14, 2006,

  •
  or notwithstanding that we have consummated or will consummate an exchange offer, we are required to file a shelf registration statement and the shelf registration statement is not declared effective by the SEC on or prior to the 90th day following the date the shelf registration statement was filed, then, commencing on the day after either such required effective date, Additional Interest will accrue on the principal amount of the old notes at a rate of 0.25% per annum for the first 90 days immediately following such date, such Additional Interest rate increasing by an additional 0.25% per annum at the beginning of each subsequent 90-day period; or

        If:

  •
  we have not exchanged new notes for all old notes validly tendered and not withdrawn in accordance with the terms of the exchange offer on or prior to the date that is 30 business days from the date the exchange offer registration statement was required to be declared effective, or

  •
  if applicable, the shelf registration statement has been declared effective and such shelf registration statement ceases to be effective at any time prior to December 16, 2007 (other than after such time as all notes have been disposed of thereunder), then Additional Interest will accrue on the principal amount of the old notes at a rate of 0.25% per annum for the first 90 days commencing on the 31st business day after such effective date, in the case of the first bullet point above, or the day such shelf registration statement ceases to be effective, in the case of the second bullet point above, such Additional Interest rate increasing by an additional 0.25% per annum at the beginning of each subsequent 90-day period.

        Notwithstanding the foregoing:

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  Additional Interest will not accrue under more than one of the three immediately preceding paragraphs at any one time;

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  the amount of Additional Interest accruing will not exceed 1.00% per annum; and

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  upon the filing of the exchange offer registration statement or a shelf registration statement (in the case of third immediately preceding paragraph); upon the effectiveness of the exchange offer registration statement or a shelf registration statement (in the case of the second immediately preceding paragraph); or upon the exchange of new notes for all notes tendered (in the case of immediately preceding paragraph), or upon the effectiveness of the shelf registration statement which had ceased to remain effective (in the case of the immediately preceding paragraph), Additional Interest on the old notes as a result of such clause (or the relevant subclause thereof), as the case may be, will cease to accrue.

        Any amounts of Additional Interest that have accrued will be payable in cash on the same original interest payment dates as the old notes.

DESCRIPTION OF THE NOTES

        On December 16, 2005, the Company issued and sold $31.0 million in aggregate principal amount of 9 7/8% Senior Secured Notes due 2011 under an indenture (the "Indenture "), among the Company, the Guarantors and The Bank of New York, as Trustee (the "Trustee") and Collateral Agent (the "Collateral Agent"). On February 1, 2005, $105.0 million in aggregate principal amount of 9 7/8% Senior Secured Notes due 2011 were initially issued by Edgen Acquisition Corporation under the Indenture (such notes, together with all exchange notes issued in exchange therefor, the "Existing Notes") as part of the financing that was used to acquire (the "Acquisition") all of the issued and outstanding Capital Stock of Edgen Corporation.

        The form and terms of the new notes are substantially identical to the form and terms of the old notes, except that, unlike the old notes, the new notes will have been issued in a transaction registered under the Securities Act; will not bear legends restricting their transfer; and holders of the new notes are not entitled to certain registration rights under the registration rights agreement. The new notes and the old notes are treated as one series of notes under the Indenture, and references in the following summary to the "Notes" should be read to incorporate the old notes and the new notes.

        The following is a summary of the material provisions of the Indenture, the Collateral Agreements, the Intercreditor Agreements and the Registration Rights Agreement. It does not include all of the provisions of the Indenture, the Collateral Agreements, the Intercreditor Agreements and the Registration Rights Agreement, and we urge you to read them because they, and not this description, define your rights. The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "TIA"). Wherever particular provisions of the Indenture, the Collateral Agreements, the Intercreditor Agreements, the Registration Rights Agreement and the TIA are referred to in this "Description of the Notes," such provisions are incorporated by reference as part of the statements made, and such statements are qualified in their entirety by such reference.

        Upon consummation of the Acquisition, Edgen Acquisition Corporation was merged with and into Edgen Corporation, with Edgen Corporation being the surviving corporation of such merger (the "Merger"). Upon consummation of the Merger, Edgen Corporation assumed Edgen Acquisition Corporation's obligations under the Indenture, the Existing Notes, the Collateral Agreements, the Intercreditor Agreements and the registration rights agreement relating to the Existing Notes; caused each of its Domestic Subsidiaries to become Guarantors as required by the Indenture and caused those Guarantors to become party to the Collateral Agreements, the Intercreditor Agreements and such registration rights agreement. You can obtain a copy of each of the Indenture, the Collateral Agreements, the Intercreditor Agreements and the Registration Rights Agreement in the manner described under "Where You Can Find More Information" from the Company. You can find definitions of certain capitalized terms used in this description under "Certain Definitions" and throughout this "Description of the Notes." When we refer to the "Company," "we," "our" or "us" in this section, we mean Edgen Corporation and its successors in accordance with the terms of the Indenture and not any of its Subsidiaries.

Brief Description of the Notes and the Guarantees

The Notes

        The Notes will:

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  be senior secured obligations of the Company;

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  rank equally in right of payment with all other senior obligations of the Company, including the Existing Notes, and senior in right of payment to all Indebtedness that by its terms is subordinated to the Notes;

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  be secured by security interests in substantially all of the assets of the Company (other than Excluded Assets), subject to Permitted Liens; and

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  be unconditionally guaranteed, jointly and severally, on a senior secured basis by all of the Company's existing and future Domestic Restricted Subsidiaries, as set forth under "Guarantees" below.

The Guarantees

        The Notes will be guaranteed by all of our existing and future direct and indirect Domestic Restricted Subsidiaries. Each Guarantee of a Guarantor will:

  •
  be a senior secured obligation of such Guarantor;

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  rank equally in right of payment with all other senior obligations of such Guarantor, including such Guarantor's guarantee of the Existing Notes, and senior in right of payment to all Indebtedness that by its terms is subordinated to the Guarantee of such Guarantor; and

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  be secured by security interests in substantially all of the assets of such Guarantor (other than Excluded Assets), subject to Permitted Liens.

        Pursuant to the terms of the Senior Intercreditor Agreement, the security interest on inventory, accounts receivable, lockboxes, deposit accounts, securities accounts and financial assets credited thereto, and certain related assets (collectively, the "Working Capital Assets") that secure the Notes and the Guarantees will be contractually subordinated to a Lien securing the Credit Agreement. Consequently, the Notes will be effectively subordinated to the Credit Agreement to the extent of the value of the Working Capital Assets.

Principal, Maturity and Interest

        The Company will initially issue the Notes in fully registered form in denominations of $1,000 and integral multiples thereof. The Notes are unlimited in aggregate principal amount, of which up to $31.0 million in aggregate principal amount will be issued in this Exchange Offer in exchange for a like principal amount of old notes. The Company may issue additional Notes ("Additional Notes") from time to time, subject to the limitations set forth under "Certain Covenants—Limitation on Incurrence of Additional Indebtedness." The Notes, the Existing Notes and any Additional Notes will be substantially identical other than the issuance dates and the dates from which interest will accrue. Unless the context otherwise requires, for all purposes of the Indenture and this "Description of the Notes," references to the Notes include the Existing Notes and any Additional Notes actually issued. Any old notes that remain outstanding after the completion of the Exchange Offer, together with the new notes issued in connection with the Exchange Offer, the Existing Notes and any Additional Notes actually issued, will be treated as a single class of securities under the Indenture. Any Additional Notes issued after this Exchange Offer will be secured, equally and ratably with the Notes and the Existing Notes. As a result, the issuance of Additional Notes will have the effect of diluting the security interest of the Collateral for the then outstanding Notes and the Existing Notes. Because, however, any Additional Notes may not be fungible with the Notes for federal income tax purposes, they may have a different CUSIP number or numbers and be represented by a different global note or notes. In addition, as the old notes have not been registered and are not publicly tradeable they will not be fungible with the new notes or any Existing Notes that have been registered; however, as a result of the

Exchange Offer, the new notes will be fungible with and have the same CUSIP numbers as such registered Existing Notes.

        The Notes will mature on February 1, 2011.

        Interest on the Notes will accrue at the rate of 9 7/8% per annum and will be due and payable semiannually in cash on each February 1 and August 1, commencing on February 1, 2006 to the Persons who are registered Holders at the close of business on each January 15 and July 15 immediately preceding the applicable interest payment date. Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from and including August 1, 2005. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. Additional Interest may accrue on the Notes in certain circumstances pursuant to the Registration Rights Agreement.

Collateral

        Pursuant to the terms of the Collateral Agreements, the Notes and the Guarantees will be secured by substantially all of the assets of the Company and the Guarantors (other than Excluded Assets). On the Issue Date, the obligations under the Credit Agreement were secured by Liens on the Collateral consisting of Working Capital Assets which are senior to the Liens securing the Notes and Guarantees with respect to the proceeds of Collateral consisting of Working Capital Assets. Thereafter, the Credit Agreement may be secured by Liens on all other Collateral that does not consist of Working Capital Assets (i.e., Priority Collateral) and certain other Indebtedness may be secured by Liens on all Collateral; provided that any such Liens shall be subject to the Collateral Agent's prior ranking Lien in accordance with the terms set forth below under "Senior Intercreditor Agreement" and "Subordinated Intercreditor Agreement," respectively.

        On the date of the Indenture, the Company, the Guarantors and the Collateral Agent, on behalf of itself, the Trustee and the Holders, and the Administrative Agent, on behalf of itself and the Lenders, entered into the Senior Intercreditor Agreement. Certain terms of the Senior Intercreditor Agreement are described below under "Senior Intercreditor Agreement." The Indenture also permits the Company and the Guarantors to incur secured Indebtedness ("Junior Lien Debt") if the Company can satisfy a fixed charge coverage ratio and so long as such Indebtedness is subordinated in right of payment to the Notes, the Guarantees and if then or thereafter outstanding, the Credit Agreement and the Liens securing such Indebtedness is subordinated to the Liens securing the Notes and the Guarantees and if then or thereafter outstanding, the Credit Agreement pursuant to an intercreditor and subordination agreement (the "Subordinated Intercreditor Agreement"), substantially in the form of the exhibit form thereof attached to the Indenture, to be entered into by and among the Company, the Guarantors, the Collateral Agent, on behalf of itself, the Trustee and the Holders, and at any time the Credit Agreement is outstanding, the Administrative Agent, on behalf of itself and the Lenders, and the holders of such Junior Lien Debt or a Person duly appointed by such holders as their agent (the "Junior Lien Collateral Agent"), on behalf of itself and such holders (collectively, the "Junior Lien Debtholders"). Certain terms of the Subordinated Intercreditor Agreement are described below under "Subordinated Intercreditor Agreement."

        Upon the occurrence of an Event of Default, the proceeds from the sale of Collateral securing the Notes and the Guarantees may be insufficient to satisfy the Company's and the Guarantors' obligations under the Notes and Guarantees, respectively. No appraisals of any of the Collateral have been prepared in connection with this Exchange Offer. Moreover, the amount to be received upon such a sale would be dependent upon numerous factors, including the condition, age and useful life of the Collateral at the time of the sale, as well as the timing and manner of the sale. By its nature, all or some of the Collateral will be illiquid and may have no readily ascertainable market value. Accordingly, there can be no assurance that the Collateral, if saleable, can be sold in a short period of time.

        Subject to the terms of the Collateral Agreements, the Company and the Guarantors have the right to remain in possession and retain exclusive control of the Collateral securing the Notes (other than any cash, securities, obligations and cash equivalents constituting part of the Collateral consisting of Working Capital Assets that secure on a first priority basis the obligations to the Administrative Agent and the Lenders in accordance with the provisions of the Credit Agreement and other than as set forth in the Collateral Agreements), to freely operate the Collateral and to collect, invest and dispose of any income therefrom.

        Subject to the restrictions on incurring Indebtedness in the Indenture, the Company and its Restricted Subsidiaries also have the right to grant Liens securing Capital Lease Obligations and Purchase Money Obligations constituting Permitted Indebtedness and to acquire any such assets subject to such Liens.

        To the extent third parties hold Permitted Liens (including the Lenders), such third parties may have rights and remedies with respect to the property subject to such Liens that, if exercised, could adversely affect the value of the Collateral. Given the intangible nature of certain of the Collateral, any such sale of such Collateral separately from the assets of the Company as a whole may not be feasible. The ability of the Company or any Guarantor to grant a security interest in certain Collateral may be limited by legal or other logistical considerations. The ability of the Holders to realize upon the Collateral may be subject to certain bankruptcy law limitations in the event of a bankruptcy. See "Certain Bankruptcy and Other Limitations."

        The Company is permitted to form new Restricted Subsidiaries and to transfer all or a portion of the Collateral to one or more of its Restricted Subsidiaries that are Domestic Restricted Subsidiaries; provided, that each such new Domestic Restricted Subsidiary will be required to execute a Guarantee in respect of the Company's obligations under the Notes and the Indenture (the "Note Obligations") and a supplement to the Security Agreement granting to the Collateral Agent a security interest in all of the assets of such Domestic Restricted Subsidiary on the same basis and subject to the same limitations as described in this section.

        Subject to the Senior Intercreditor Agreement, all funds distributed under the Collateral Agreements and received by the Collateral Agent for the ratable benefit of the Holders shall be distributed by the Collateral Agent in accordance with the provisions of the Indenture.

        The collateral release provisions of the Indenture permit the release of Collateral without substitution of collateral having at least equal value under certain circumstances, including asset sales or dispositions made in compliance with the Indenture.

        The Company is entitled to releases of assets included in the Collateral from the Liens securing the Notes under any one or more of the following circumstances:

        (1)   to enable the Company to consummate asset sales or dispositions that are not Asset Sales or that are Asset Sales permitted under the covenant described below under "—Limitation on Asset Sales;"

        (2)   with the consent of the Holders of not less than a majority of the aggregate principal amount of the outstanding Notes as provided under "Modification of the Indenture;"

        (3)   if any Subsidiary that is a Guarantor is released from its Guarantee in accordance with the terms of the Indenture, that Subsidiary's assets will also be released;

        (4)   if the Company exercises its legal defeasance option or our covenant defeasance option as described below under the caption "Legal Defeasance and Covenant Defeasance;"

        (5)   upon satisfaction and discharge of the Indenture or payment in full in cash of the principal of, and premium, if any, accrued and unpaid interest and Additional Interest, if any, on, the Notes and all other Obligations that are then due and payable; or

        (6)   if such release is required under the Senior Intercreditor Agreement.

Senior Intercreditor Agreement

        Ranking of Liens.    The Senior Intercreditor Agreement provides that (1) Liens on the Working Capital Assets securing the Note Obligations are junior to the Liens thereon securing all obligations under the Credit Agreement (the "First Lien Obligations"), and consequently, the Lenders will be entitled to receive proceeds from any Working Capital Assets prior to the Holders, (2) Liens on Priority Collateral securing the Note Obligations are senior to the Liens, if any, thereon securing the First Lien Obligations, and consequently, the Holders will be entitled to receive proceeds from Priority Collateral prior to the Lenders and (3) the Collateral Agent may not challenge the Liens of the Administrative Agent on the Collateral and the Administrative Agent may not challenge the Liens of the Collateral Agent on the Collateral notwithstanding, in each case, the timing, method or failure of the perfection thereof by such Person.

        Restriction on Enforcement of Liens and Related Provisions.    The Senior Intercreditor Agreement provides that none of the Collateral Agent, the Trustee or any Holder may take any enforcement action against (i) any Priority Collateral for a period of 90 days from the date that the Collateral Agent gives notice to the Administrative Agent of the occurrence of an Event of Default and (ii) any Collateral consisting of Working Capital Assets for a period of 90 days from the date that the Collateral Agent gives notice to the Administrative Agent (1) of the occurrence of an Event of Default and (2) that the Collateral Agent and/or the Holders intend to take enforcement action against such Collateral; provided that the Collateral Agent will only be able to take any enforcement action against Working Capital Assets to the extent that the Working Capital Assets are not the subject of an enforcement action nor is any other similar action diligently being pursued by the Administrative Agent against the Working Capital Assets until the obligations under the Credit Agreement are paid in full in cash and the commitments under the Credit Agreement have been terminated. The Administrative Agent will have the sole and exclusive right to make all decisions with respect to the exercise of remedies with respect to any Working Capital Assets during such time, including the timing and method of any disposition thereof.

        Neither the Administrative Agent nor any Lender may take any enforcement action against the Priority Collateral for a period of 150 days from the date that the Administrative Agent gives notice to the Collateral Agent of the occurrence of an event of default under the Credit Agreement (provided that such period shall continue only with respect to any such Priority Collateral that is the subject of an enforcement action or other similar action that is diligently being pursued by the Collateral Agent prior to such 150th day for so long as such enforcement action or other similar action is diligently being pursued by the Collateral Agent). The Collateral Agent will have the sole and exclusive right to make all decisions with respect to the foreclosure on any Priority Collateral during such period as it relates to such Collateral, including the timing and method of any disposition thereof.

        Upon the receipt of any proceeds of Working Capital Assets by the Collateral Agent prior to the payment in full in cash of the obligations under the Credit Agreement (including the cash collateralization of up to 105% of the undrawn portion of the stated amount of any letters of credit issued thereunder that remain outstanding) and the termination of the commitments under the Credit Agreement, the Collateral Agent shall hold such proceeds (after deducting therefrom all reasonable enforcement costs and expenses in connection therewith) in trust for the account of the Administrative Agent and remit such proceeds to the Administrative Agent. Upon the receipt of any proceeds of Priority Collateral by the Administrative Agent prior to the payment in full in cash of the Note Obligations, the Administrative Agent shall hold such proceeds (after deducting therefrom all reasonable enforcement costs and expenses) in trust for the account of the Collateral Agent and remit such proceeds to the Collateral Agent.

        To the extent the Collateral Agent has control or possession of any Premises upon the exercise of its remedies under any Collateral Agreement, the Collateral Agent shall permit (or use its commercially reasonable efforts to require any transferee or purchaser thereof to permit) the Administrative Agent to enter any such Premises in order to remove, inspect and/or exercise other rights with respect to any of the Working Capital Assets contained therein; provided that such rights of entry of the Administrative Agent shall only continue until the date that is 120 days after the Administrative Agent receives notice of the Collateral Agent's obtaining control or possession of, or its intent to transfer or sell, such Premises (unless such Premises is the subject of an executed bona fide contract of sale pursuant to which possession of such premises is required to be delivered to the transferee or purchaser thereof prior to the expiration of such 120 day period, in which case, a 90 day period shall apply).

        Insolvencies and Liquidation Events.    The Senior Intercreditor Agreement provides that in the event of an insolvency or liquidation event of the Company or any Guarantor, (1) the Administrative Agent and the Collateral Agent will coordinate their efforts to give effect to the relative priority of their security interests in the Collateral, (2) none of the Collateral Agent, the Trustee or any Holder may contest the use of cash collateral or debtor-in-position financing (a "DIP Financing") by a Lender (a "DIP Lender") (so long as (A) the interest rate, fees, advance rates, lending sublimits and limits and other terms are commercially reasonable under the circumstances, (B) the Collateral Agent retains a Lien on Working Capital Assets (including proceeds thereof arising after the commencement of the proceeding in connection with such insolvency or liquidation event) with the same priority as existed prior to the commencement of the proceeding in connection with such insolvency or liquidation event pursuant to the terms of the Senior Intercreditor Agreement, (C) the Collateral Agent receives a replacement Lien on post-petition assets to the same extent granted to the DIP Lender, with the same priority as existed prior to the commencement of the proceeding in connection with such insolvency or liquidation event, and (D) the aggregate principal amount of loans and letter of credit accommodations outstanding under such DIP Financing, together with the aggregate principal amount of the pre-petition First Lien Obligations, shall not exceed $25.0 million), (3) none of the Collateral Agent, the Trustee or any Holder may contest any sale consented to by the Lenders of Working Capital Assets pursuant to the Bankruptcy Code so long as the proceeds are applied (A) first, to the First Lien Obligations (provided that the aggregate principal amount paid in respect thereof shall not exceed $25.0 million), (B) second, to the Note Obligations until paid in full in cash and (C) third, to all other First Lien Obligations, if any, that remain outstanding and (4) neither the Administrative Agent or any Lender shall receive any Liens (including replacement Liens) on any post-petition assets constituting Priority Collateral (including proceeds of any assets constituting Priority Collateral arising after the commencement of the proceeding in connection with such insolvency or liquidation event) unless such Liens are subordinated to the Liens (including replacement Liens) of the Collateral Agent with the same priority as existed prior to the commencement of the proceeding in connection with such insolvency or liquidation event pursuant to the terms of the Senior Intercreditor Agreement.

        If, in any insolvency or liquidation proceeding, debt obligations of the reorganized debtor secured by Liens upon any property of the reorganized debtor are distributed, both on account of the Note Obligations and the First Lien Obligations, then, to the extent the debt obligations distributed on account of the Note Obligations and the First Lien Obligations are secured by Liens upon the same property or type of property, the provisions described under "—Senior Intercreditor Agreement" will survive the distribution of such debt obligations pursuant to such plan and will apply with like effect to the Liens securing such debt obligations.

        The Holders will not assert or enforce, until the First Lien Obligations are paid in full in cash (and any commitments under the Credit Agreement are terminated), any claim under §506(c) of the United States Bankruptcy Code senior to or on a parity with the Liens on the Working Capital Assets for costs or expenses of preserving or disposing of any Collateral.

        Release of Collateral upon Sale or Other Disposition.    Upon the sale or disposition of any Working Capital Assets in connection with the Administrative Agent's enforcement of its remedies after an event of default under the Credit Agreement, then (whether or not any insolvency or liquidation proceeding is pending at the time) the Collateral Agent's Liens upon such Collateral will automatically be released and the Collateral Agent will promptly execute and deliver an instrument confirming such release on customary terms acceptable to the Administrative Agent; provided that, (1) such release shall not extend to or otherwise affect any of the rights of the Collateral Agent, the Trustee and the Holders to the proceeds from any such sale or other disposition of Working Capital Assets, (2) the Administrative Agent and the Lenders shall promptly apply such proceeds to the obligations under the Credit Agreement, and (3) if any such sale or disposition results in a surplus after application of the proceeds to the obligations under the Credit Agreement, such surplus shall be paid to the Collateral Agent, the Trustee and the Holders.

        In accordance with the Senior Intercreditor Agreement, upon the sale or disposition of any Priority Collateral in connection with the Collateral Agent's enforcement of its remedies after an Event of Default, then (whether or not any insolvency or liquidation proceeding is pending at the time) the Administrative Agent's Liens upon such Priority Collateral will automatically be released and the Administrative Agent will promptly execute and deliver an instrument confirming such release on customary terms acceptable to the Collateral Agent; provided that, (1) such release shall not extend to or otherwise affect any of the rights of the Administrative Agent and the Lenders to the proceeds from any such sale or other disposition of such Priority Collateral, (2) the Collateral Agent shall promptly apply such proceeds to the Note Obligations, and (3) if any such sale or disposition results in a surplus after application of the proceeds to the Note Obligations, such surplus shall be paid to whomever is legally entitled to receive such proceeds.

        Agent for Perfection.    Each of the Collateral Agent and the Administrative Agent shall hold any Pledged Collateral in its possession or control (or in the possession or control of its agents or bailees) as agent for the other solely for the purpose of perfecting the security interest granted in such Pledged Collateral pursuant to the security documents, subject to the terms and conditions of the Senior Intercreditor Agreement. "Pledged Collateral" means any Collateral with respect to which a secured creditor may perfect or enhance its perfection thereof by having possession or control thereof.

        Pursuant to the Senior Intercreditor Agreement, (1) the Collateral Agent, on behalf of itself, the Trustee and the Holders will waive, to the fullest extent permitted by law, any claim against the Administrative Agent and the Lenders in connection with any actions they may take under the Credit Agreement or with respect to the Working Capital Assets, and agree that the Administrative Agent and the Lenders will have no duties to them in respect of the maintenance or preservation of the Working Capital Assets and (2) the Administrative Agent, on behalf of itself and the Lenders will waive, to the fullest extent permitted by law, any claim against the Collateral Agent, the Trustee and the Holders in connection with any actions they may take under the Indenture or with respect to the Collateral, and agree that the Collateral Agent, the Trustee and the Holders will have no duties to them in respect of the maintenance or preservation of the Collateral.

        Option to Purchase Obligations under the Credit Agreement.    Upon the occurrence and during the continuance of (1) an acceleration of the First Lien Obligations or (2) the Administrative Agent's enforcement of its remedies with respect to any Collateral, under the Credit Agreement, any or all Holders will have the right (without any obligation) to purchase, in the manner and during the period set forth in the Senior Intercreditor Agreement, all, but not less than all, of the principal of and interest on all Indebtedness outstanding under the Credit Agreement at the time of purchase and all other First Lien Obligations then outstanding, together with all Liens and all guarantees and other supporting obligations relating to such First Lien Obligations.

Subordinated Intercreditor Agreement

        Ranking of Liens.    The Subordinated Intercreditor Agreement will provide that Liens ("Junior Liens") on the assets securing the Junior Lien Debt will be junior to the Liens ("Priority Liens") thereon securing Note Obligations and obligations in respect of the Credit Agreement (the "Priority Lien Debt"), and consequently (1) the Holders and Lenders will be entitled to receive proceeds from any collateral in which they were purported to have been granted a Lien by the Company or any domestic subsidiary that is a Guarantor prior to any Junior Lien Debtholder, and (2) no Junior Lien Debtholder may challenge the Liens of the Collateral Agent or the Administrative Agent on any Collateral notwithstanding, in each case, the timing, method or failure of the perfection thereof by such Person.

        So long as any Priority Lien Debt remains outstanding, neither the Company nor any Restricted Subsidiary shall grant or permit any additional Liens with respect to any of their assets to secure any Junior Lien Debt unless prior thereto the Holders are granted a Priority Lien with respect to such assets and the Lenders are granted a Priority Lien to the extent the Lenders have a Lien (or, pursuant to the terms of the Senior Intercreditor Agreement, request that such a Lien be granted to the Lenders) on such assets at the time of such grant that, in each case, is senior to the Liens thereon securing any Junior Lien Debt pursuant to the Subordinated Intercreditor Agreement.

        Restriction on Enforcement of Junior Liens.    So long as any obligations in respect of the Priority Lien Debt have not been repaid in full in cash and the agreements thereunder have not been terminated, the holders of Priority Liens will have the exclusive right to enforce, foreclose, collect or realize upon any Collateral; provided that such exercise shall be subject to the terms of the Senior Intercreditor Agreement. The holders of Junior Lien Debt will not authorize or instruct any Person acting for them, to exercise any right or remedy with respect to any Collateral or take any action to enforce, collect or realize upon any Collateral, including without limitation, any right, remedy or action to: (1) foreclose upon any Collateral (including by the exercise of any right of set-off) or take or accept any transfer of title in lieu of foreclosure upon any Collateral; (2) enforce any claim to the proceeds of insurance upon any Collateral; (3) deliver any notice, claim or demand relating to the Collateral to any Person (including any securities intermediary, depositary bank or landlord) in the possession or control of any Collateral or acting as bailee, custodian or agent for any holder of Priority Liens in respect of any Collateral; (4) otherwise enforce any remedy available upon default for the enforcement of any Junior Liens upon the Collateral; (5) deliver any notice or commence any proceeding for any of the foregoing purposes; or (6) seek relief in any insolvency or liquidation proceeding permitting it to do any of the foregoing.

        Notwithstanding the preceding paragraph, any right or remedy may be exercised and any such action may be taken, authorized or instructed: (1) without any condition or restriction whatsoever, so long as no Priority Lien Debt exists that has not been discharged; (2) as necessary to redeem any Collateral in a creditor's redemption permitted by law or to deliver any notice or demand necessary to enforce any right to claim, take or receive proceeds of Collateral remaining at any time when no Priority Lien Debt exists that has not been discharged in the event of foreclosure or other enforcement of any prior Lien; (3) as necessary to perfect, or maintain the perfection or priority of, a Lien upon any

Collateral by any method of perfection except through possession or control; or (4) as necessary to prove, preserve or protect (but not enforce) the Junior Liens, in each case, subject to the provisions of the Junior Lien security documents.

        Until the Priority Lien Debt has been repaid in full in cash and the agreements thereunder have been terminated, none of the holders of Junior Lien Debt will: (1) request judicial relief, in an insolvency or liquidation proceeding or in any other court, that would hinder, delay, limit or prohibit the lawful exercise or enforcement of any right or remedy otherwise available to the holders of Priority Liens in respect of Priority Liens or that would limit, invalidate, avoid or set aside any Priority Lien or any of the Indenture, the Credit Agreement, the Guarantees, or any other agreements governing, securing or relating to any Priority Lien Debt (collectively, the "Priority Lien Documents") or subordinate the Priority Liens to the Junior Liens or grant the Junior Liens equal ranking to the Priority Liens; (2) oppose or otherwise contest any motion for relief from the automatic stay or from any injunction against foreclosure or enforcement of Priority Liens made by any holder of Priority Liens in any insolvency or liquidation proceeding; (3) oppose or otherwise contest any lawful exercise by any holder of Priority Liens of the right to credit bid Priority Lien Debt at any sale in foreclosure of Priority Liens; (4) oppose or otherwise contest any other request for judicial relief made in any court by any holder of Priority Liens relating to the lawful enforcement of any Priority Lien; or (5) challenge the enforceability, perfection or the validity of the Priority Lien Debt or the Priority Liens.

        All proceeds of Collateral received by any holder of Junior Lien Debt until the Priority Lien Debt is paid in full in cash and the agreements thereunder have been terminated will be held by such holder of Junior Lien Debt for the account of the applicable holders of Priority Liens and remitted to (i) in the case of any Collateral that is Working Capital Assets, the Administrative Agent, and (ii) in the case of all other Collateral, the Collateral Agent, in each case to be applied to the repayment of the Priority Lien Debt in accordance with the Senior Intercreditor Agreement.

        Insolvency or Liquidation Event.    If, in any insolvency or liquidation proceeding and until the Priority Lien Debt has been repaid in full in cash, the requisite holders of (A) Note Obligations and (B) obligations in respect of the Credit Agreement: (1) consent to any order for use of cash collateral or agree to the extension of any Priority Lien Debt (including, without limitation, any debtor-in-possession financing) to the Company or any Restricted Subsidiary; (2) consent to any order granting any priming lien, replacement lien, cash payment or other relief on account of Priority Lien Debt as adequate protection (or its equivalent) for the interests of the holders of Priority Liens in the property subject to such Priority Liens; or (3) consent to any order relating to a sale of assets of the Company or any Restricted Subsidiary; then, the holders of Junior Lien Debt will not oppose or otherwise contest the entry of such order (except that any order approving a sale of assets or the bidding procedures for any sale of assets may be opposed or otherwise contested by them based on any ground that may be asserted by a holder of unsecured claims), so long as none of the holders of Priority Lien Debt, either the Collateral Agent, on behalf of itself, the Trustee and the Holders, and the Administrative Agent, on behalf of itself and the Lenders (each of the Collateral Agent and the Administrative Agent acting in such capacities, a "Priority Lien Collateral Agent") or any representative acting for one or more of the holders of Priority Lien Debt in any respect opposes or otherwise contests any request made by the Junior Lien Debtholders for the grant to the Junior Lien Collateral Agent, for the benefit of the Junior Lien Debtholders and as adequate protection (or its equivalent) for the Junior Lien Collateral Agent's interest in the Collateral under the Junior Liens, of a junior lien upon any property upon which a Lien is (or is to be) granted under the order to secure the Priority Lien Debt co-extensive in all respects with, but subordinated (as set forth in the provisions described under the caption "Subordinated Intercreditor Agreement—Ranking of Note Liens") in all respects to, such Lien and all Priority Liens upon the property.

        The holders of Junior Lien Debt will not file or prosecute in any insolvency or liquidation proceeding any motion for adequate protection (or any comparable request for relief) based upon their interests in the Collateral under the Junior Liens, except that (1) they may freely seek and obtain relief granting a junior lien co-extensive in all respects with, but subordinated (as set forth in the provisions described under the caption "Subordinated Intercreditor Agreement—Ranking of Note Liens") in all respects to, all Liens granted in such insolvency or liquidation proceeding to the holders of Priority Lien Debt, (2) they may assert rights in connection with the confirmation of any plan of reorganization or similar dispositive restructuring plan, and (3) they may freely seek and obtain any relief upon a motion for adequate protection or for relief from the automatic stay (or any comparable relief), without any condition or restriction whatsoever, at any time when no obligations in respect of Priority Lien Debt exist that have not been repaid in full in cash.

        If, in any insolvency or liquidation proceeding, debt obligations of the reorganized debtor secured by Liens upon any property of the reorganized debtor are distributed, both on account of Priority Lien Debt and on account of additional indebtedness that is permitted to be incurred by the covenant described above under the caption "—Certain Covenants—Incurrence of Indebtedness" ("Junior Debt"), then, to the extent the debt obligations distributed on account of the Priority Lien Debt and on account of the Junior Debt are secured by Liens upon the same property or type of property, the provisions described under the caption "—Subordinated Intercreditor Agreement" will survive the distribution of such debt obligations pursuant to such plan and will apply with like effect to the Liens securing such debt obligations.

        The holders of Junior Lien Debt will not assert or enforce, until the Priority Lien Debt is paid in full in cash, any claim under §506(c) of the United States Bankruptcy Code senior to or on a parity with the Priority Liens for costs or expenses of preserving or disposing of any Collateral.

        Release of Collateral upon Sale or Other Disposition.    If, at any time when any Priority Lien Debt remains outstanding, either Priority Lien Collateral Agent requests the release of all or any of the Junior Liens on any Collateral in connection with the sale or other disposition of such Collateral or as otherwise provided in the agreements governing the applicable Priority Loan Debt, then (whether or not any insolvency or liquidation proceeding is pending at the time) the Junior Liens upon such Collateral will automatically be released and the Junior Lien Collateral Agent will promptly execute and deliver an instrument confirming such release on customary terms acceptable to the Priority Lien Collateral Agents. If the Junior Collateral Agent unreasonably fails to do so, each Priority Lien Collateral Agent is hereby irrevocably authorized and empowered, with full power of substitution, to execute and deliver such instrument in the name of the Junior Lien Collateral Agent.

        Release of Junior Lien Guarantee upon Sale or Other Disposition.    If, at any time when any Priority Lien Debt remains outstanding, either Priority Lien Collateral Agent requests the release of any Guarantee in connection with the sale or other disposition of the Guarantor that provided such guarantee or as otherwise provided in the agreements governing the Priority Lien Debt, then (whether or not any insolvency or liquidation proceeding is pending at the time) the Junior Lien Guarantee of such Guarantor will automatically be released.

        Waiver of Subrogation, Marshalling, Appraisal and Valuation Rights and Other Remedies.    To the fullest extent permitted by law, the holders of Junior Lien Debt and the Junior Lien Collateral Agent will agree not to assert or enforce (1) any right of subrogation to the rights or interests of holders of Priority Liens (or any claim or defense based upon impairment of any such right of subrogation) until the Priority Lien Debt has been repaid in full in cash, (2) any right of marshalling accorded to a junior lienholder, as against the holders of Priority Liens (as priority lienholders), under equitable principles, or (3) any statutory right of appraisal or valuation accorded under any applicable state law to a junior lienholder in a proceeding to foreclose a Priority Lien.

        Neither Priority Lien Collateral Agent will have by reason of the agreements governing or evidencing the Junior Debt or Junior Liens (the "Junior Lien Documents"), the Subordinated

Intercreditor Agreement or any other document or instrument a fiduciary relationship in respect of the Junior Lien Collateral Agent or the holders of any other Junior Lien Debt.

        Reinstatement.    If the payment of any amount applied to any Priority Lien Debt secured by any Priority Liens is later avoided or rescinded (including by settlement of any claim for avoidance or rescission) or otherwise set aside, then to the fullest extent lawful, all claims for the payment of such amount as Priority Lien Debt and, to the extent securing such claims, all such Priority Liens will be reinstated and entitled to the benefits of the provisions described under the caption "—Subordinated Intercreditor Agreement."

        Agent for Perfection.    Each Priority Lien Collateral Agent shall hold the Pledged Collateral, if any, in its possession or control (or in the possession or control of its agents or bailees) as agent for the Junior Lien Collateral Agent solely for the purpose of perfecting the security interest granted in such Pledged Collateral pursuant to the security documents, subject to the terms and conditions of the Subordinated Intercreditor Agreement.

        Delivery of Collateral and Proceeds of Collateral.    After the Priority Lien Debt has been paid in full in cash and the agreements thereunder have been terminated, each Priority Lien Collateral Agent will, to the extent permitted by applicable law, deliver to (1) the Junior Collateral Agent, or (2) such other Person as a court of competent jurisdiction may otherwise direct, any Collateral held by, or on behalf of, such Priority Lien Collateral Agent or any holder of Priority Lien Debt, without recourse and without any representation or warranty whatsoever.

        Provisions Relating to Payment Subordination.    The Subordinated Intercreditor Agreement will also contain provisions relating to the subordination of the Junior Lien Debt in right of payment to the Priority Lien Debt, including, among others:

  •
  Blockage of Payments With Respect to Junior Lien Debt. Notwithstanding any other provision of the Subordinated Intercreditor Agreement or any Junior Lien Document (1) at any time that any payment event of default under the Priority Lien Documents has occurred and is continuing which would permit the holders of Priority Lien Debt to accelerate the maturity thereof, no holder of any Junior Lien Debt shall receive from the Company or certain Guarantors or retain any payment of principal, premium or interest on such Junior Lien Debt and (2) at any time that any other event of default under the Priority Lien Documents has occurred and is continuing which would permit the holders of Priority Lien Debt to accelerate the maturity thereof, the requisite holders of the Priority Lien Debt shall have the right to prohibit the holders of Junior Lien Debt from receiving from the Company or Guarantors (or retaining) any payment of principal, premium or interest on such Junior Lien Debt by delivering notice of such restriction (each, a "Payment Blockage Notice") to the Junior Lien Collateral Agent; provided that (i) any such prohibition resulting from the delivery of a Payment Blockage Notice shall only be effective unless and until such events of default shall have been cured or waived by either the Collateral Agent or Administrative Agent or both, as applicable, or cease to exist under any Priority Lien Document, or the holders of the Junior Lien Debt receive notice from either the Collateral Agent or the Administrative Agent or both, as applicable, terminating the Payment Blockage Notice, and in any event for a period not exceeding 180 days in any 360 day period and (ii) no nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Trustee shall be, or be made, the basis for a subsequent Payment Blockage Notice unless that default shall have been waived or cured by either of the Collateral Agent or the Administrative Agent or both, as applicable, for a period of not less than 90 days.

  •
  Insolvency and Liquidation Proceedings. If the Company or any Guarantor becomes the subject of an insolvency or liquidation proceeding, the holders of the Priority Lien Debt will be entitled to receive payment in full in cash of all obligations due in respect of the Priority Lien Debt, including interest after the commencement of any such proceeding at the rate specified in the applicable Priority Lien Debt, before the holders of Junior Lien Debt will be entitled to receive any payment with respect to the Junior Lien Debt (except that such holders of Junior Lien Debt may receive and retain permitted junior securities to be defined), and (b) until all obligations with respect to the Priority Lien Debt are paid in full in cash, any distribution to which the holders of the Junior Lien Debt would be entitled but for the Subordinated Intercreditor Agreement shall be made to the holders of Priority Lien Debt (except that Holders of Notes may receive and retain permitted junior securities to be defined) as their interests appear.

  •
  Standstill With Respect to the Acceleration of Junior Lien Debt. Notwithstanding any other provision of the Subordinated Intercreditor Agreement or any Junior Lien Document, any acceleration of the Junior Lien Debt (other than as a result of an insolvency or liquidation event involving the Company or a Guarantor that is a Significant Subsidiary) shall not be effective until (1) written notice of such acceleration has been provided to each of the Collateral Agent and the Administrative Agent and (2) the occurrence of (A) the passage of 45 days since such notice was received by each of the Collateral Agent and the Administrative Agent or (B) the acceleration of the Priority Lien Debt held by each of the Holders and the Lenders.

        Option to Purchase Priority Lien Debt.    Upon notice to the Junior Lien Collateral Agent of the acceleration of all of the Priority Lien Debt, any holder or holders of Junior Lien Debt will have the right (without any obligation) to purchase, in the manner and during the period set forth in the Subordinated Intercreditor Agreement, all, but not less than all, of the principal of and interest on all Priority Lien Debt outstanding at the time of purchase and all other Priority Lien Debt then outstanding, together with all Liens securing such Priority Lien Debt and all Guarantees and other supporting obligations relating to such Priority Lien Debt.

Certain Bankruptcy and Other Limitations

        The right of the Collateral Agent to repossess and dispose or otherwise exercise remedies in respect of the Collateral upon the occurrence of an Event of Default is likely to be significantly impaired by applicable bankruptcy law if a bankruptcy proceeding were to be commenced by or against the Company or any of its Domestic Restricted Subsidiaries prior to the Collateral Agent having repossessed and disposed of the Collateral or otherwise completed the exercise of its remedies with respect to the Collateral. Under the Bankruptcy Code, a secured creditor such as the Collateral Agent is prohibited from repossessing its security from a debtor in a bankruptcy case, or from disposing of security repossessed from such debtor, without bankruptcy court approval. Moreover, the Bankruptcy Code permits the debtor to continue to retain and to use collateral even though the debtor is in default under the applicable debt instruments; provided that, under the Bankruptcy Code, the secured creditor is given "adequate protection." The meaning of the term "adequate protection" may vary according to circumstances, but it is intended in general to protect the value of the secured creditor's interest in the collateral securing the obligations owed to it and may include cash payments or the granting of additional security, if and at such times as the bankruptcy court in its discretion determines, for any diminution in the value of such collateral as a result of the stay of repossession or disposition or any use of the collateral by the debtor during the pendency of the bankruptcy case. In view of the lack of a precise definition of the term "adequate protection" and the broad discretionary powers of a bankruptcy court, it is impossible to predict how long payments under the Notes or the Guarantees could be delayed following commencement of a bankruptcy case, whether or when the Collateral Agent could repossess or dispose of the Collateral or whether or to what extent Holders would be compensated for any delay in payment or loss of value of the Collateral through the requirement of "adequate protection."

        Moreover, the Collateral Agent may need to evaluate the impact of the potential liabilities before determining to foreclose on Collateral consisting of real property because a secured creditor that holds a lien on real property may be held liable under environmental laws for the costs of remediating or preventing release or threatened releases of hazardous substances at such real property. Consequently, the Collateral Agent may decline to foreclose on such Collateral or exercise remedies available if it does not receive indemnification to its satisfaction from the Holders.

        The Collateral Agent's ability to foreclose on the Collateral may be subject to lack of perfection, the consent of third parties, prior liens and practical problems associated with the realization of the Collateral Agent's Lien on the Collateral.

Guarantees

        The full and prompt payment of the Company's payment obligations under the Notes and the Indenture will be guaranteed, jointly and severally, by all existing and future, direct and indirect, Domestic Restricted Subsidiaries. Each Guarantor will fully and unconditionally guarantee on a senior secured basis (each a "Guarantee" and, collectively, the "Guarantees"), jointly and severally, to each Holder and the Trustee, the full and prompt performance of the Company's Obligations under the Indenture and the Notes, including the payment of principal of, interest on, premium, if any, on and Additional Interest, if any, on the Notes. The Guarantee of each Guarantor will rank senior in right of payment to all existing and future subordinated Indebtedness of such Guarantor and equally in right of payment with all other existing and future senior Indebtedness of such Guarantor. The obligations of each Guarantor will be limited to the maximum amount which, after giving effect to all other contingent and fixed liabilities of such Guarantor and after giving effect to any collections from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under its Guarantee or pursuant to its contribution obligations under the Indenture, will result in the obligations of such Guarantor under the Guarantee not constituting a fraudulent conveyance or fraudulent transfer under federal or state law. The net worth of any Guarantor for such purpose shall include any claim of such Guarantor against the Company for reimbursement and any claim against any other Guarantor for contribution. Each Guarantor may consolidate with or merge into or sell its assets to the Company or another Guarantor without limitation. See "Certain Covenants—Merger, Consolidation and Sale of Assets" and "—Limitation on Asset Sales."

        Notwithstanding the foregoing, a Guarantor will be released from its Guarantee without any action required on the part of the Collateral Agent, the Trustee or any Holder:

        (1)   if (a) all of the Capital Stock issued by such Guarantor or all or substantially all of the assets of such Guarantor are sold or otherwise disposed of (including by way of merger or consolidation and, in the case of a sale of Capital Stock, whether directly by transfer of Capital Stock issued by that Guarantor or indirectly by transfer of Capital Stock of other Subsidiaries that, directly or indirectly, own Capital Stock issued by such Guarantor) to a Person other than the Company or any of its Domestic Restricted Subsidiaries or (b) such Guarantor ceases to be a Restricted Subsidiary, and the Company otherwise complies, to the extent applicable, with the covenant described below under "Certain Covenants—Limitation on Asset Sales;"

        (2)   if the Company designates such Guarantor as an Unrestricted Subsidiary in accordance with the covenant described below under "Certain Covenants—Limitation on Restricted Payments;"

        (3)   if the Company exercises its legal defeasance option or its covenant defeasance option as described below under "Legal Defeasance and Covenant Defeasance;" or

        (4)   upon satisfaction and discharge of the Indenture as described below under "Satisfaction and Discharge" or payment in full in cash of the principal of, and premium, if any, accrued and unpaid interest and Additional Interest, if any, on, the Notes and all other Obligations that are then due and payable.

        At the Company's request and expense, the Trustee will execute and deliver an instrument evidencing such release. A Guarantor may also be released from its obligations under its Guarantee in connection with a permitted amendment of the Indenture. See "Modification of the Indenture."

        All of our Subsidiaries currently are, and as of the date of the issuance of the Notes offered hereby (the "Tack-on Date"), will be, Restricted Subsidiaries. However, under certain circumstances described below under "Certain Covenants—Limitation on Restricted Payments," the Company is permitted to designate certain of its Subsidiaries as Unrestricted Subsidiaries. Unrestricted Subsidiaries will not be subject to the restrictive covenants of the Indenture and will not guarantee the Notes. Also, none of the Company's Foreign Restricted Subsidiaries guaranteed as of the date of the Indenture, nor will any such Subsidiary guarantee as of the Tack-on Date, the Notes. In the event of a bankruptcy, liquidation or reorganization of any of these non-Guarantor Subsidiaries, the non-Guarantor Subsidiaries will pay the holders of their debt and their trade creditors before they will be able to distribute any of their assets to the Company.

Methods of Receiving Payments on the Notes

        The Trustee currently acts as paying agent and registrar for the Notes. You may present Notes for registration of transfer and exchange at the offices of the registrar, which currently is the Trustee's corporate office. No service charge will be made for any registration of transfer or exchange or redemption of Notes, but the Company may require payment in certain circumstances of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection therewith. The Company may change any paying agent and registrar without notice to Holders. The Company will pay principal (and premium, if any) on the Notes at the Trustee's corporate office in New York, New York. At the Company's option, the Company may pay interest and Additional Interest, if any, at the Trustee's corporate trust office or by check mailed to the registered address of each Holder.

Redemption

        Optional Redemption Prior to February 1, 2008.    At any time prior to February 1, 2008, we may redeem the Notes for cash at our option, in whole or in part, at any time or from time to time, upon not less than 30 days nor more than 60 days notice to each Holder of Notes, at a redemption price equal to the greater of (1) 100% of the principal amount of the Notes being redeemed or (2) the sum of the present values of 104.938% of the principal amount of the Notes being redeemed and scheduled payments of interest on such Notes to and including February 1, 2008, discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 50 basis points, together in either case with accrued and unpaid interest, if any, to the date of redemption.

        "Comparable Treasury Issue" means the United States Treasury security selected by a Reference Treasury Dealer appointed by the Company as having a maturity comparable to the remaining term of the Notes (as if the final maturity of the Notes was February 1, 2008) that would be utilized at the time of the selection and in accordance with customary financial practice in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes (as if the final maturity of the Notes was February 1, 2008).

        "Comparable Treasury Price" means, with respect to any redemption date, (1) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third Business Day preceding such redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated "Composite 3:30 pm. Quotations for U.S. Government Securities" or (2) if such release (or any successor release) is not published or does not contain such prices on such Business Day, (A) the average of the Reference Treasury Dealer Quotations (as defined below) for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotation or (B) if the Company obtains fewer than three such Reference Treasury Dealer Quotations, the average of all such Reference Treasury Dealer Quotations.

        "Reference Treasury Dealer Quotation" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Company, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Company by such Reference Treasury Dealer at 5:00 p.m. on the third business day preceding such redemption date.

        "Reference Treasury Dealer" means any primary U.S. government securities dealer in the City of New York selected by the Company.

        "Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption period.

        Optional Redemption on or after February 1, 2008.    At any time on or after February 1, 2008, the Company may redeem the Notes, at its option, in whole or in part, at any time or from time to time, upon not less than 30 nor more than 60 days' notice, at the following redemption prices (expressed as percentages of the principal amount thereof) if redeemed during the twelve-month period commencing on February 1, of each of the years set forth below:

Year	Percentage
2008	104.938%
2009	102.469%
2010 and each year thereafter	100.000%

        In addition, the Company must pay accrued and unpaid interest and Additional Interest, if any, on the Notes redeemed.

        Optional Redemption Upon Equity Offerings.    In addition, at any time, or from time to time, on or prior to February 1, 2007, the Company may, at its option, use an amount not to exceed the net cash proceeds of one or more Equity Offerings to redeem up to 35% of the aggregate principal amount of the Notes (which includes the Existing Notes and Additional Notes, if any) originally issued under the Indenture at a redemption price of 109.875% of the aggregate principal amount thereof, plus accrued and unpaid interest and Additional Interest, thereon, if any, to the date of redemption; provided that:

        (1)   at least 65% of the aggregate principal amount of the Notes (which includes the Existing Notes and Additional Notes, if any) originally issued under the Indenture remains outstanding immediately after any such redemption; and

        (2)   the Company makes such redemption not more than 120 days after the consummation of any such Equity Offering.

Selection and Notice of Redemption

        In the event that the Company chooses to redeem less than all of the Notes, selection of the Notes for redemption will be made by the Trustee either:

        (1)   in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed; or

        (2)   if the Notes are not then listed on a national securities exchange, on a pro rata basis, by lot or by such method as the Trustee may reasonably determine is fair and appropriate.

        If a partial redemption is made with the proceeds of an Equity Offering, the Trustee will select the Notes only on a pro rata basis or on as nearly a pro rata basis as is practicable (subject to DTC procedures), unless such method is otherwise prohibited. No Notes of a principal amount of $1,000 or less shall be redeemed in part and Notes of a principal amount in excess of $1,000 may be redeemed in part in multiples of $1,000 only.

        Notice of redemption will be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each Holder to be redeemed at its registered address. If Notes are to be redeemed in part only, the notice of redemption shall state the portion of the principal amount thereof to be redeemed. A new Note in a principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note (or appropriate adjustments to the amount and beneficial interests in the global note will be made).

        The Company will pay the redemption price for any Note together with accrued and unpaid interest and Additional Interest, if any, thereon through the date of redemption. On and after the redemption date, interest will cease to accrue on Notes or portions thereof called for redemption as long as the Company has deposited with the paying agent funds in satisfaction of the applicable redemption price pursuant to the Indenture.

Mandatory Redemption; Offers to Purchase; Open Market Purchases

        The Company is not required to make any mandatory redemption or sinking fund payments with respect to the Notes. However, under certain circumstances, the Company may be required to offer to purchase the Notes as described under "Repurchase upon Change of Control" and "Certain Covenants—Limitation on Asset Sales." The Company may at any time and from time to time purchase Notes in the open market or otherwise.

Repurchase upon Change of Control

        Upon the occurrence of a Change of Control, each Holder will have the right to require that the Company purchase all or a portion (in integral multiples of $1,000) of such Holder's Notes using immediately available funds pursuant to the offer described below (the "Change of Control Offer"), at a purchase price in cash equal to 101% of the principal amount thereof on the date of purchase, plus accrued and unpaid interest and Additional Interest, if any, to the date of purchase.

        Within 30 days following the date upon which the Change of Control occurred, the Company must send, by registered first-class mail, an offer to each Holder, with a copy to the Trustee, which offer shall govern the terms of the Change of Control Offer. Such offer shall state, among other things, the purchase date, which must be no earlier than 30 days nor later than 60 days from the date such notice is mailed, other than as may be required by law (the "Change of Control Payment Date").

        Holders electing to have a Note purchased pursuant to a Change of Control Offer will be required to surrender the Note, with the form entitled "Option of Holder to Elect Purchase" on the reverse of the Note completed, to the paying agent at the address specified in the notice prior to the close of business on the third business day prior to the Change of Control Payment Date. If only a portion of a

Note is purchased pursuant to a Change of Control Offer, a new Note in a principal amount equal to the portion thereof not purchased will be issued in the name of the Holder thereof upon cancellation of the original Note (or appropriate adjustments to the amount and beneficial interests in a global note will be made). Notes (or portions thereof) purchased pursuant to a Change of Control Offer will be cancelled and cannot be reissued.

        The occurrence of the events constituting a Change of Control under the Indenture could result in an event of default under the Credit Agreement and under the Company's and the Guarantors' other credit facilities and debt instruments. The definition of "change of control" under the Credit Agreement may be broader than that in the Indenture. Thus, the Lenders under the Credit Agreement may be entitled to require repayment of the Indebtedness thereunder due to events constituting a "change of control" (as defined therein) without such events constituting a Change of Control for purposes of the Indenture. Following such an event of default under the Credit Agreement, the Lenders under the Credit Agreement or lenders under such other credit facilities and debt instruments, if applicable, would have the right to require the immediate repayment of the Indebtedness thereunder in full, and might have the right to require such repayment prior to the Change of Control Purchase Date on which we would be required to repurchase the Notes. If the Indebtedness under the Credit Agreement is accelerated and not paid, the Lenders thereunder may seek to enforce security interests in the collateral securing such Indebtedness, thereby limiting our ability to raise cash to purchase the Notes, and reducing the practical benefit of the "Repurchase upon Change of Control" provisions of the Indenture to the Holders of the Notes.

        If a Change of Control Offer is made, there can be no assurance that the Company will have available funds sufficient to pay the Change of Control purchase price for all the Notes that might be delivered by Holders seeking to accept the Change of Control Offer. Restrictions in the Indenture described herein on the ability of the Company and its Restricted Subsidiaries to incur additional Indebtedness, to grant Liens on its property, to make Restricted Payments and to make Asset Sales may also make more difficult or discourage a takeover of the Company, whether favored or opposed by the management or the Board of Directors of the Company. Consummation of any such Asset Sales in certain circumstances may require redemption or repurchase of the Notes, and there can be no assurance that the Company or the acquiring party will have sufficient financial resources to effect such redemption or repurchase. Such restrictions and the restrictions on transactions with Affiliates may, in certain circumstances, make more difficult or discourage any leveraged buyout of the Company or any of its Subsidiaries by the management of the Company. While such restrictions cover a wide variety of arrangements that have traditionally been used to effect highly leveraged transactions, the Indenture may not afford the Holders protection in all circumstances from the adverse aspects of a highly leveraged transaction, reorganization, restructuring, merger, recapitalization or similar transaction.

        One of the events that constitutes a Change of Control under the Indenture is the disposition of "all or substantially all" of the Company's assets under certain circumstances. This term has not been interpreted under New York law (which is the governing law of the Indenture) to represent a specific quantitative test. As a consequence, in the event Holders elect to require the Company to purchase the Notes and the Company elects to contest such election, there can be no assurance as to how a court interpreting New York law would interpret the phrase under such circumstances.

        The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of Notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the "Repurchase upon Change of Control" provisions of the Indenture, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the "Repurchase upon Change of Control" provisions of the Indenture by virtue thereof.

        The Company will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company and purchases all Notes validly tendered and not properly withdrawn under such Change of Control Offer.

Certain Covenants

        The Indenture contains, among others, the following covenants:

        Limitation on Incurrence of Additional Indebtedness.    The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume, guarantee, acquire, become liable, contingently or otherwise, with respect to, or otherwise become responsible for payment of (collectively, "incur") any Indebtedness (other than Permitted Indebtedness); provided, however, that the Company or any of its Restricted Subsidiaries that is or, upon such incurrence, becomes a Guarantor may incur Indebtedness (including, without limitation, Acquired Indebtedness) if on the date of the incurrence of such Indebtedness the Consolidated Fixed Charge Coverage Ratio of the Company will be, after giving effect to the incurrence thereof greater than:

  (a)
  2.0 to 1.0 prior to the first anniversary of the Issue Date; and

  (b)
  2.25 to 1.0 on and after the first anniversary of the Issue Date.

        The Company will not, and will not permit any of its Domestic Restricted Subsidiaries to, directly or indirectly, incur any Indebtedness which by its terms (or by the terms of any agreement governing such Indebtedness) is contractually subordinated to any other Indebtedness of the Company or such Domestic Restricted Subsidiary unless such Indebtedness is also by its terms (or by the terms of any agreement governing such Indebtedness) made contractually subordinate to the Obligations of the Company or such Domestic Restricted Subsidiary under (i) in the case of the Company, the Notes and the Indenture or (ii) in the case of such Domestic Restricted Subsidiary, its Guarantee and the Indenture, in each case, on substantially identical terms; provided, however, that no Indebtedness will be deemed to be contractually subordinated in right of payment to any other Indebtedness of the Company solely by virtue of being unsecured.

        The accrual of interest, the accrual of dividends on Disqualified Capital Stock, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness in accordance with their terms, the reclassification of Preferred Stock as Indebtedness due to a change in accounting principles, and the payment of dividends on Disqualified Capital Stock in the form of additional shares of the same class of Disqualified Capital Stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Capital Stock for purposes of this covenant. Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that the Company or any Restricted Subsidiary may incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in exchange rates or currency values.

        The amount of any Indebtedness outstanding as of any date will be:

        (1)   the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount;

        (2)   the principal amount of the Indebtedness, in the case of any other Indebtedness; and

        (3)   in respect of Indebtedness of another Person secured by a Lien on the assets of the specified Person without recourse to such Person or any of its assets (other than to the assets that are the subject of such Lien), the lesser of:

          (a)   the Fair Market Value of such assets that are the subject of such Lien at the date of determination; and

          (b)   the amount of the Indebtedness of the other Person.

        Limitation on Restricted Payments.    The Company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly:

        (1)   declare or pay any dividend or make any distribution (other than dividends or distributions payable in Qualified Capital Stock of the Company and dividends and distributions payable to the Company or another Restricted Subsidiary of the Company) on or in respect of shares of Capital Stock of the Company or its Restricted Subsidiaries to holders of such Capital Stock in their capacity as such;

        (2)   purchase, redeem or otherwise acquire or retire for value any Capital Stock of the Company or its Restricted Subsidiaries (other than any such Capital Stock held by the Company or any Restricted Subsidiary);

        (3)   make any principal payment on, purchase, defease, redeem, prepay, decrease or otherwise acquire or retire for value, prior to any scheduled final maturity, scheduled repayment or scheduled sinking fund payment, any Indebtedness of the Company or any Guarantor that is contractually subordinate or junior in right of payment to the Notes or a Guarantee (excluding any intercompany indebtedness held by the Company or any Guarantor); or

        (4)   make any Investment (other than Permitted Investments);

(each of the foregoing actions set forth in clauses (1), (2), (3) and (4) being referred to as a "Restricted Payment"), if at the time of such Restricted Payment or immediately after giving effect thereto:

          (i)    a Default or an Event of Default shall have occurred and be continuing;

          (ii)   the Company is not able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) in compliance with the covenant described under "—Limitation on Incurrence of Additional Indebtedness;" or

          (iii)  the aggregate amount of Restricted Payments (including such proposed Restricted Payment) made subsequent to the Issue Date (the amount expended for such purposes, if other than in cash, being the Fair Market Value of such property at the time of the making thereof) shall exceed the sum of:

            (A)  50% of the cumulative Consolidated Net Income (or if cumulative Consolidated Net Income is a loss, minus 100% of such loss) of the Company earned during the period beginning on the Issue Date and ending on the last day of the Company's most recent fiscal quarter ending prior to the date the Restricted Payment occurs for which internal financial statements are available (the "Reference Date") (treating such period as a single accounting period); plus

            (B)  100% of the aggregate net cash proceeds received by the Company from any Person (other than a Subsidiary of the Company) from the issuance and sale subsequent to the Issue Date and on or prior to the Reference Date of Qualified Capital Stock of the Company; plus

            (C)  without duplication of any amounts included in clause (iii)(B) above, 100% of the aggregate net cash proceeds of any equity contribution received by the Company from a holder of the Company's Capital Stock subsequent to the Issue Date and on or prior to the Reference Date; plus

            (D)  100% of the aggregate net cash proceeds received from the issuance of Indebtedness or shares of Disqualified Capital Stock of the Company that have been converted into or exchanged for Qualified Capital Stock of the Company subsequent to the Issue Date and on or prior to the Reference Date; plus

            (E)  an amount equal to the sum of (i) the net reduction in the Investments (other than Permitted Investments) made by the Company or any of its Restricted Subsidiaries in any Person resulting from repurchases, repayments or redemptions of such Investments by such Person, proceeds realized on the sale of such Investment and proceeds representing the return of capital (excluding dividends and distributions), in each case received by the Company or any of its Restricted Subsidiaries, and (ii) to the extent such Person is an Unrestricted Subsidiary, the portion (proportionate to the Company's equity interest in such Subsidiary) of the Fair Market Value of the net assets of such Unrestricted Subsidiary at the time such Unrestricted Subsidiary is designated a Restricted Subsidiary; provided, however, that the foregoing sum shall not exceed, in the case of any such Person or Unrestricted Subsidiary, the amount of Investments (excluding Permitted Investments) previously made (and treated as a Restricted Payment) by the Company or any of its Restricted Subsidiaries in such Person or Unrestricted Subsidiary; plus

            (F)  any cash dividends received by the Company or any of its Restricted Subsidiaries after the Issue Date from an Unrestricted Subsidiary of the Company, to the extent that such cash dividends were not otherwise included in the calculation of cumulative Consolidated Net Income; plus

            (G)  100% of the Fair Market Value as of the date of issuance of any shares of Qualified Capital Stock issued by the Company as consideration for the purchase by the Company or any Guarantor of all or substantially all of the assets of, or all of the Capital Stock of, any Person (other than a Restricted Subsidiary of the Company) engaged in a Permitted Business primarily in the United States (including by means of a merger, consolidation or other business combination permitted under the Indenture), which Person shall become a Domestic Restricted Subsidiary of the Company in the case of where such purchase is of all of the Capital Stock of such Person.

        Notwithstanding the foregoing, the provisions set forth in the immediately preceding paragraph do not prohibit:

        (1)   the payment of any dividend or other distribution or redemption within 60 days after the date of declaration of such dividend or call for redemption if such payment would have been permitted on the date of declaration or call for redemption;

        (2)   the acquisition of any shares of Qualified Capital Stock of the Company, either (i) solely in exchange for other shares of Qualified Capital Stock of the Company or (ii) through the application of net proceeds of a sale for cash (other than to a Subsidiary of the Company) of shares of Qualified Capital Stock of the Company within 60 days after such sale;

        (3)   the acquisition of any Indebtedness of the Company or the Guarantors that is subordinate or junior in right of payment to the Notes and Guarantees either (i) solely in exchange for shares of Qualified Capital Stock of the Company, or (ii) through the application of net proceeds of a sale for cash (other than to a Subsidiary of the Company) within 60 days after such sale of (a) shares of Qualified Capital Stock of the Company or (b) if no Default or Event of Default would exist after giving effect thereto, Refinancing Indebtedness;

        (4)   an Investment either (i) solely in exchange for shares of Qualified Capital Stock of the Company or (ii) through the application of the net proceeds of a sale for cash (other than to a Restricted Subsidiary of the Company) of shares of Qualified Capital Stock of the Company within 60 days after such sale;

        (5)   if no Default or Event of Default has occurred and is continuing or would exist after giving effect thereto, the repurchase or other acquisition of shares of Capital Stock of the Company from employees, former employees, directors or former directors of the Company or any Restricted Subsidiary of the Company (or permitted transferees of such employees, former employees, directors or former directors (or their respective heirs or estates)), pursuant to the terms of the agreements (including employment agreements) or plans (or amendments thereto) approved by the Board of Directors of the Company under which such individuals purchase or sell or are granted the option to purchase or sell, shares of such Capital Stock; provided, that the aggregate amount of all such repurchases and other acquisitions (other than any such repurchase or other acquisition of shares of such Capital Stock from (i) any employee whose employment has been terminated by the Company or such Restricted Subsidiary or (ii) any employee who has retired or resigned from the Company or such Restricted Subsidiary) in any calendar year shall not exceed $500,000 plus up to $500,000 of any unused amount permitted under this clause (5) for the immediately preceding year;

        (6)   repurchases of Capital Stock deemed to occur upon exercise of stock options, warrants or other similar rights if such Capital Stock represents a portion of the exercise price of such options, warrants or other similar rights;

        (7)   payments or distributions to dissenting stockholders of Capital Stock of the Company pursuant to applicable law, pursuant to or in connection with a consolidation, merger or transfer of assets that complies with the provisions of the Indenture applicable to mergers, consolidations and transfers of all or substantially all of the property and assets of the Company or any of its Restricted Subsidiaries;

        (8)   the application of the proceeds from the issuance of the Existing Notes on the Issue Date as described under "Use of Proceeds" of the Existing Notes Offering Circular;

        (9)   if no Default or Event of Default has occurred and is continuing or would exist after giving effect thereto, the payment of Management Fees, provided, however, that the aggregate amount of such Management Fee payments in any calendar year shall not exceed $500,000;

        (10) any dividend, distribution or other payments by any of our Subsidiaries on its Capital Stock that is paid pro rata to all holders of such Capital Stock;

        (11) within 60 days after the completion of a Change of Control Offer pursuant to the covenant described under "Repurchase Upon Change of Control" above (including the repurchase of all Notes validly tendered and not properly withdrawn in connection therewith), any purchase or redemption of Indebtedness subordinated to the Notes required pursuant to the terms thereof as a result of the related Change of Control at a purchase or redemption price not to exceed 101% of the aggregate principal amount thereof (or, if such Indebtedness was issued with original issue discount, 101% of the accreted value thereof) to be so purchased or redeemed, plus accrued and unpaid interest thereon, if any; provided, that (i) at the time of such purchase or redemption, no Default or Event of Default shall have occurred and be continuing or would exist after giving effect thereto, (ii) the Company would be able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) in compliance with the covenant described under "—Limitation on Incurrence of Additional Indebtedness" after giving pro forma effect to such Restricted Payment and (iii) such purchase or redemption is not made, directly or indirectly, from the proceeds of (or made in anticipation of) any issuance of Indebtedness by the Company or any of its Subsidiaries;

        (12) (a) if no Default or Event of Default has occurred and is continuing or would exist after giving effect thereto, the acquisition of any shares of Disqualified Capital Stock of the Company in exchange for other shares of Disqualified Capital Stock of the Company or with the net cash proceeds from an issuance of Disqualified Capital Stock of the Company within 60 days of such issuance, in each case that is permitted to be issued under the covenant described above under "—Limitation on Incurrence of Additional Indebtedness" and (b) the declaration and payment of regularly scheduled or accrued dividends to holders of any class or series of Disqualified Capital Stock issued on or after the

Issue Date in accordance with the covenant described above under "—Limitation on Incurrence of Additional Indebtedness;" and

        (13) if no Default or Event of Default has occurred and is continuing or would exist after giving effect thereto, Restricted Payments not otherwise permitted pursuant to this covenant in an aggregate amount pursuant to this clause (13) not to exceed $2.5 million on and after the Issue Date; provided, however, that the amount of Restricted Payments pursuant to this clause (13) shall not exceed $1.0 million prior to January 1, 2006.

        In determining the aggregate amount of Restricted Payments made subsequent to the Issue Date in accordance with clause (iii) of the first paragraph of this "Limitation on Restricted Payments" covenant, amounts expended pursuant to clauses (1), (2)(ii), (3)(ii)(a), (4)(ii) (but only to the extent any Investment made pursuant to such clause (4)(ii) was in an Unrestricted Subsidiary or a Person that became an Unrestricted Subsidiary of the Company in connection with such Investment), (11) and (13) of the second paragraph of this "Limitation on Restricted Payments" covenant shall be included in such calculation.

        For purposes of determining compliance with this covenant, in the event that a Restricted Payment meets the criteria of more than one of the exceptions described in (1) through (13) of the second paragraph of this "Limitation on Restricted Payments" covenant or is entitled to be made pursuant to the first paragraph of this covenant, we shall be permitted, in our sole discretion, to classify or reclassify such Restricted Payment in any manner that complies with this covenant.

        Promptly following the end of each fiscal quarter during which any Restricted Payment in excess of $5.0 million was made, the Company shall deliver to the Trustee an Officers' Certificate stating that such Restricted Payment complies with the Indenture and if the Fair Market Value of any assets or securities that were required to be valued by this covenant exceeded $5.0 million, a Board Resolution evidencing the determination of such Fair Market Value by the Board of Directors shall be delivered to the Trustee.

        Limitation on Asset Sales.    The Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

        (1)   the Company or the applicable Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the Fair Market Value of the assets sold or otherwise disposed (and if such Fair Market Value exceeds $5.0 million, a Board Resolution evidencing the determination of such Fair Market Value by the Board of Directors shall be delivered to the Trustee);

        (2)   at least 75% of the consideration received by the Company or the Restricted Subsidiary, as the case may be, from such Asset Sale is in the form of cash or Cash Equivalents and is received at the time of such disposition; provided that the amount of any liabilities (as shown on the most recent applicable balance sheet) of the Company or such Restricted Subsidiary (other than liabilities that are by their terms subordinated to the Notes) that are assumed by the transferee of any such assets shall be deemed to be cash for purposes of this provision so long as the documents governing such liabilities provide that there is no further recourse to the Company or any of its Subsidiaries with respect to such liabilities; and

        (3)   within 360 days of receipt thereof by the Company or any of its Restricted Subsidiaries, the Company shall apply, or cause such Restricted Subsidiary to apply, the Net Cash Proceeds relating to such Asset Sale either:

          (A)  to the extent that the assets and property sold pursuant to such Asset Sale do not constitute Priority Collateral, to repay Indebtedness under the Credit Agreement and permanently reduce the commitments thereunder;

          (B)  to make an investment in property, plant, equipment or other non-current assets that replace the properties and assets that were the subject of such Asset Sale or that will be used or useful in a Permitted Business (including expenditures for maintenance, repair or improvement of existing properties and assets) or the acquisition of all of the Capital Stock of a Person engaged in a Permitted Business; or

          (C)  a combination of repayment and investment permitted by the foregoing clauses (3)(A) and (3)(B).

        Pending the final application of Net Cash Proceeds, the Company may temporarily reduce revolving credit borrowings or invest such Net Cash Proceeds in Cash Equivalents. On the 361st day after an Asset Sale or such earlier date, if any, as the Board of Directors of the Company or of such Restricted Subsidiary determines not to apply the Net Cash Proceeds relating to such Asset Sale as set forth in clauses (3)(A), (3)(B) or (3)(C) of the preceding paragraph (each, a "Net Proceeds Offer Trigger Date"), such aggregate amount of Net Cash Proceeds which have not been applied on or before such Net Proceeds Offer Trigger Date as permitted in clauses (3)(A), (3)(B) and (3)(C) of the preceding paragraph (each, a "Net Proceeds Offer Amount") shall be applied by the Company or such Restricted Subsidiary to make an offer to purchase (the "Net Proceeds Offer") on a date (the "Net Proceeds Offer Payment Date") not less than 30 nor more than 45 days following the applicable Net Proceeds Offer Trigger Date, from all Holders and all holders of other Applicable Indebtedness containing provisions similar to those set forth in this "Limitation on Asset Sales" covenant on a pro rata basis, the maximum principal amount of Notes and such other Applicable Indebtedness that may be purchased with the Net Proceeds Offer Amount at a price equal to 100% of the principal amount thereof (or if such Indebtedness was issued with original issue discount, 100% of the accreted value), plus accrued and unpaid interest and Additional Interest thereon, if any, to the date of purchase; provided, however, that if at any time any non-cash consideration received by the Company or any Restricted Subsidiary of the Company, as the case may be, in connection with any Asset Sale is converted into or sold or otherwise disposed of for cash (other than interest received with respect to any such non-cash consideration), then such conversion or disposition shall be deemed to constitute an Asset Sale hereunder on the date of such conversion or disposition, as the case may be, and the Net Cash Proceeds thereof shall be applied in accordance with this covenant.

        The Company may defer any Net Proceeds Offer until there is an aggregate unutilized Net Proceeds Offer Amount equal to or in excess of $5.0 million resulting from one or more Asset Sales in which case the accumulation of such amount shall constitute a Net Proceeds Offer Trigger Date (at which time, the entire unutilized Net Proceeds Offer Amount, and not just the amount in excess of $5.0 million, shall be applied as required pursuant to the immediately preceding paragraph). Upon the completion of each Net Proceeds Offer, the Net Proceeds Offer Amount will be reset at zero.

        In the event of the transfer of substantially all (but not all) of the property and assets of the Company and its Restricted Subsidiaries as an entirety to a Person in a transaction permitted under "—Merger, Consolidation and Sale of Assets," which transaction does not constitute a Change of Control, the successor entity shall be deemed to have sold the properties and assets of the Company and its Restricted Subsidiaries not so transferred for purposes of this covenant, and shall comply with the provisions of this covenant with respect to such deemed sale as if it constituted an Asset Sale. In addition, the Fair Market Value of such properties and assets of the Company or its Restricted Subsidiaries deemed to be sold shall be deemed to be Net Cash Proceeds for purposes of this covenant.

        Each notice of a Net Proceeds Offer shall be mailed first class, postage prepaid, to the record Holders as shown on the register of Holders within 20 days following the Net Proceeds Offer Trigger Date, with a copy to the Trustee, and shall comply with the procedures set forth in the Indenture. Upon receiving notice of the Net Proceeds Offer, Holders may elect to tender their Notes in whole or in part in integral multiples of $1,000 in exchange for cash. To the extent Holders properly tender

Notes in an amount exceeding the Net Proceeds Offer Amount, Notes of tendering Holders will be purchased on a pro rata basis (based on amounts tendered). A Net Proceeds Offer shall remain open for a period of 20 business days or such longer period as may be required, or such shorter period as may be permitted, by law.

        The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of Notes pursuant to a Net Proceeds Offer. To the extent that the provisions of any securities laws or regulations conflict with the "—Limitation on Asset Sales" provisions of the Indenture, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the "—Limitation on Asset Sales" provisions of the Indenture by virtue of such compliance.

        Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries.    The Company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or permit to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary of the Company to:

        (1)   pay dividends or make any other distributions on or in respect of its Capital Stock;

        (2)   make loans or advances or to pay any Indebtedness or other obligation owed to the Company or any other Restricted Subsidiary of the Company; or

        (3)   transfer any of its property or assets to the Company or any other Restricted Subsidiary of the Company, except for such encumbrances or restrictions existing under or by reason of:

          (A)  applicable law, rule or regulation;

          (B)  the Indenture, the Notes, the Guarantees, the Collateral Agreements and the Intercreditor Agreements;

          (C)  customary non-assignment provisions of any contract, lease or license of any Restricted Subsidiary of the Company to the extent such provisions restrict the transfer of the lease or the property leased thereunder;

          (D)  any instrument governing Acquired Indebtedness, which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person or the properties or assets of the Person so acquired;

          (E)  the Credit Agreement (and all replacements or substitutions thereof on terms no more adverse to the Holders and not more materially restrictive to the Company and its Restricted Subsidiaries);

          (F)  agreements existing on the Issue Date to the extent and in the manner such agreements are in effect on the Issue Date;

          (G)  restrictions on the transfer of assets subject to any Lien permitted under the Indenture;

          (H)  restrictions imposed by any agreement to sell assets or Capital Stock permitted under the Indenture to any Person pending the closing of such sale;

          (I)   provisions in joint venture agreements and other similar agreements (in each case relating solely to the respective joint venture or similar entity or the equity interests therein) entered into in the ordinary course of business;

          (J)   restrictions contained in the terms of the Purchase Money Indebtedness or Capitalized Lease Obligations not incurred in violation of the Indenture; provided, that such restrictions relate only to the assets financed with such Indebtedness;

          (K)  restrictions in other Indebtedness incurred in compliance with the covenant described under "—Limitation on Incurrence of Additional Indebtedness" (including Indebtedness constituting Permitted Indebtedness); provided that such restrictions, taken as a whole, are, in the good faith judgment of the Company's Board of Directors, no more materially restrictive with respect to such encumbrances and restrictions than those contained in the existing agreements referenced in clauses (B), (E) and (F) above;

          (L)  restrictions on cash or other deposits imposed by customers under contracts or other arrangements entered into or agreed to in the ordinary course of business;

          (M) restrictions on the ability of any Foreign Restricted Subsidiary to make dividends or other distributions resulting from the operation of covenants contained in documentation governing Indebtedness of such Subsidiary permitted under the Indenture; or

          (N)  an agreement governing Indebtedness incurred to Refinance the Indebtedness issued, assumed or incurred pursuant to an agreement referred to in clause (B), (D) and (F) above; provided, however, that the provisions relating to such encumbrance or restriction contained in any such Indebtedness are no less favorable to the Company in any material respect as determined by the Board of Directors of the Company in their reasonable and good faith judgment than the provisions relating to such encumbrance or restriction contained in agreements referred to in such clause (B), (D) and (F).

        Limitation on Issuances and Sales of Capital Stock of Subsidiaries.    The Company will not permit or cause any of its Restricted Subsidiaries to issue or sell any Capital Stock (other than to the Company or to a Wholly Owned Restricted Subsidiary of the Company) or permit any Person (other than the Company or a Wholly Owned Restricted Subsidiary of the Company) to own or hold any Capital Stock of any Restricted Subsidiary of the Company or any Lien or security interest therein (other than as required by applicable law); provided, however, that this provision shall not prohibit (1) any issuance or sale if, immediately after giving effect thereto, such Restricted Subsidiary would no longer constitute a Restricted Subsidiary and any Investment in such Person remaining after giving effect to such issuance or sale would have been permitted to be made under the "—Limitation on Restricted Payments" covenant if made on the date of such issuance or sale, (2) the sale of all of the Capital Stock of a Restricted Subsidiary in compliance with the provisions of the "—Limitation on Asset Sales" covenant or (3) issuances of director's qualifying shares or sales to foreign nationals of shares of capital stock of Foreign Restricted Subsidiaries to the extent required by applicable law.

        Limitation on Liens.    The Company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or permit or suffer to exist any Liens of any kind against or upon any property or assets of the Company or any of its Restricted Subsidiaries whether owned on the Issue Date or acquired after the Issue Date, or any proceeds therefrom, or assign or otherwise convey any right to receive income or profits therefrom, except for Permitted Liens.

        Notwithstanding anything to the contrary in the immediately preceding paragraph, the Company will not, and will not cause or permit any of its Domestic Restricted Subsidiaries to, directly or indirectly, create, incur, assume or permit or suffer to exist any Liens of any kind against or upon any (i) leasehold interest or (ii) Capital Stock issued by a Subsidiary of the Company that is held by the Company or any of its Restricted Subsidiaries whether on or after the Issue Date or any right related thereto (other than (A) with respect to any such leasehold interests, Permitted Liens described in clauses (1), (2), (4) (provided that neither the Company or any Restricted Subsidiary shall voluntarily take, or consent to the taking of, any action to perfect any such Permitted Lien described in such clause (4)), (5), (13), (15), (17) and (20) of the definition thereof and (B) with respect to any such Capital Stock, Permitted Liens described in clauses (1), (13), (15) and (17) of the definition thereof; provided that, in each such case, an additional limitation to the limitations set forth in such clause (17)

shall be that the Indebtedness that was being Refinanced was only secured by a Permitted Lien described in clause (13) of the definition thereof).

        Merger, Consolidation and Sale of Assets.    The Company will not, in a single transaction or series of related transactions, consolidate or merge with or into any Person, or sell, assign, transfer, lease, convey or otherwise dispose of (or cause or permit any Restricted Subsidiary of the Company to sell, assign, transfer, lease, convey or otherwise dispose of) all or substantially all of the Company's assets (determined on a consolidated basis for the Company and the Company's Restricted Subsidiaries) to any Person unless:

        (1)   either:

          (A)  the Company shall be the surviving or continuing corporation; or

          (B)  the Person (if other than the Company) formed by such consolidation or into which the Company is merged or the Person which acquires by sale, assignment, transfer, lease, conveyance or other disposition the properties and assets of the Company and of the Company's Restricted Subsidiaries substantially as an entirety (the "Surviving Entity"):

    (x)
    shall be a corporation organized and validly existing under the laws of the United States or any State thereof or the District of Columbia; and

    (y)
    shall expressly assume, (i) by supplemental indenture (in form and substance reasonably satisfactory to the Trustee), executed and delivered to the Trustee, the due and punctual payment of the principal of, and premium, if any, interest and Additional Interest, if any, on all of the Notes and the performance of every covenant of the Notes, the Indenture and the Registration Rights Agreement on the part of the Company to be performed or observed thereunder and (ii) by amendment, supplement or other instrument (in form and substance reasonably satisfactory to the Trustee and the Collateral Agent), executed and delivered to the Trustee, all obligations of the Company under the Collateral Agreements, and in connection therewith shall cause such instruments to be filed and recorded in such jurisdictions and take such other actions as may be required by applicable law to perfect or continue the perfection of the Lien created under the Collateral Agreements on the Collateral owned by or transferred to the surviving entity;

        (2)   immediately after giving effect to such transaction and the assumption contemplated by clause (1)(b)(y) above (including giving effect to any Indebtedness and Acquired Indebtedness incurred or anticipated to be incurred in connection with or in respect of such transaction), the Company or such Surviving Entity, as the case may be, shall be able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) in compliance with the "—Limitation on Incurrence of Additional Indebtedness" covenant;

        (3)   immediately after giving effect to such transaction and the assumption contemplated by clause (1)(b)(y) above (including, without limitation, giving effect to any Indebtedness and Acquired Indebtedness incurred or anticipated to be incurred and any Lien granted in connection with or in respect of the transaction), no Default or Event of Default shall have occurred or be continuing; and

        (4)   the Company or the Surviving Entity shall have delivered to the Trustee an Officers' Certificate and if requested by the Trustee, an Opinion of Counsel, each stating that such consolidation, merger, sale, assignment, transfer, lease, conveyance or other disposition and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture comply with the applicable provisions of the Indenture and that all conditions precedent in the Indenture relating to such transaction have been satisfied.

        For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all of the properties or assets of one or more

Restricted Subsidiaries of the Company the Capital Stock of which constitutes all or substantially all of the properties and assets of the Company, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company.

        The Indenture provides that upon any consolidation, combination or merger or any transfer of all or substantially all of the assets of the Company in accordance with the foregoing, in which the Company is not surviving or the continuing corporation, the successor Person formed by such consolidation or into which the Company is merged or to which such conveyance, lease or transfer is made shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture and the Notes with the same effect as if such surviving entity had been named as such. Upon such substitution, the Company and any Guarantors that remain Subsidiaries of the Company shall be released from their obligations under the Indenture and the Guarantees.

        Each Guarantor (other than any Guarantor whose Guarantee is to be released in accordance with the terms of the Guarantee and the Indenture in connection with any transaction complying with the provisions of this covenant and the "—Limitation on Asset Sales" covenant) will not, and the Company will not cause or permit any Guarantor to, consolidate with or merge with or into any Person, other than the Company or any other Guarantor unless:

        (1)   the entity formed by or surviving any such consolidation or merger (if other than the Guarantor) or to which such sale, lease, conveyance or other disposition shall have been made is a Person organized and existing under the laws of the United States or any State thereof or the District of Columbia;

        (2)   such entity assumes (a) by supplemental indenture (in form and substance reasonably satisfactory to the Trustee), executed and delivered to the Trustee, all of the obligations of the Guarantor under the Guarantee and the performance of every covenant of the Guarantee, the Indenture and the Registration Rights Agreement and (b) by amendment, supplement or other instrument (in form and substance satisfactory to the Trustee and the Collateral Agent) executed and delivered to the Trustee and the Collateral Agent, all obligations of the Guarantor under the Collateral Agreements and in connection therewith shall cause such instruments to be filed and recorded in such jurisdictions and take such other actions as may be required by applicable law to perfect or continue the perfection of the Lien created under the Collateral Agreements on the Collateral owned by or transferred to the surviving entity; and

        (3)   immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing.

        Any merger or consolidation of (i) a Guarantor with and into the Company (with the Company being the surviving entity) or another Guarantor or (ii) a Guarantor or the Company with an Affiliate organized solely for the purpose of reincorporating such Guarantor or the Company in another jurisdiction in the United States or any state thereof or the District of Columbia need only comply with:

          (A)  in the case of a merger or consolidation described in clause (ii), clause (4) of the first paragraph of this covenant; and

          (B)  (x) clause (1)(b)(y) of the first paragraph of this covenant and (y) clause (2) of the immediately preceding paragraph.

        Limitation on Transactions with Affiliates.    (a) The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, enter into or permit to exist any transaction or series of related transactions (including, without limitation, the purchase, sale, lease or exchange of any property or the rendering of any service) with, or for the benefit of, any of its Affiliates (each an "Affiliate Transaction"), other than:

  (x)
  Affiliate Transactions permitted under paragraph (b) below; and

  (y)
  Affiliate Transactions on terms that are no less favorable than those that might reasonably have been obtained in a comparable transaction at such time on an arm's-length basis from a Person that is not an Affiliate of the Company or such Restricted Subsidiary.

Each Affiliate Transaction (and each series of related Affiliate Transactions which are similar or part of a common plan) involving aggregate payments or other property with a Fair Market Value in excess of $5.0 million shall be approved by a majority of the members of the Board of Directors of the Company (including a majority of the disinterested members thereof), such approval to be evidenced by a Board Resolution filed with the Trustee that states that such Board of Directors has determined that such transaction complies with the foregoing provisions. If the Company or any Restricted Subsidiary of the Company enters into an Affiliate Transaction (or a series of related Affiliate Transactions related to a common plan) that involves an aggregate Fair Market Value of more than $10.0 million, the Company shall, prior to the consummation thereof, obtain a favorable opinion as to the fairness of the financial terms of such transaction or series of related transactions to the Company or the relevant Restricted Subsidiary, as the case may be, from an Independent Financial Advisor and file the same with the Trustee.

  (b)
  The restrictions set forth in the first paragraph of this covenant shall not apply to:

        (1)   reasonable fees and compensation (including directors' fees) paid to and indemnity provided on behalf of, officers, directors, employees or consultants of the Company or any Restricted Subsidiary of the Company as determined in good faith by the Company's Board of Directors or senior management;

        (2)   transactions exclusively between or among the Company and any of its Restricted Subsidiaries or exclusively between or among such Restricted Subsidiaries, provided, that such transactions are not otherwise prohibited by the Indenture;

        (3)   any agreement as in effect as of the Issue Date or any transaction contemplated thereby and any amendment thereto or any replacement agreement thereto so long as any such amendment or replacement agreement is not more disadvantageous to the Holders in any material respect than the original agreement as in effect on the Issue Date;

        (4)   Permitted Investments described in clauses (10), (11) and (15) of the definition thereof and Restricted Payments permitted by the Indenture;

        (5)   any merger or other transaction with an Affiliate solely for the purpose of reincorporating the Company in another jurisdiction or creating a holding company of the Company;

        (6)   any employment, stock option, stock repurchase, employee benefit compensation, business expense reimbursement, severance, termination or other employment-related agreements, arrangements or plans entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business;

        (7)   issuances or sales of Qualified Capital Stock of the Company to its Affiliates and employees, officers and directors of the Company or any Restricted Subsidiary of the Company; and

        (8)   the Management Agreement and payment of Management Fees pursuant thereto, provided, however, that the aggregate amount of such Management Fee payments in any calendar year shall not exceed $500,000.

        Additional Subsidiary Guarantees.    If the Company or any of its Restricted Subsidiaries acquires or creates another Domestic Restricted Subsidiary after the Issue Date (other than an Unrestricted Subsidiary), then the Company shall cause such Domestic Restricted Subsidiary to:

        (1)   execute and deliver to the Trustee a supplemental indenture substantially in the exhibit form thereof attached to the Indenture pursuant to which such Domestic Restricted Subsidiary shall unconditionally guarantee on a senior secured basis all of the Company's obligations under the Notes and the Indenture on the terms set forth in the Indenture;

        (2)   take such actions necessary or as the Collateral Agent reasonably determines to be advisable to grant to the Collateral Agent for the benefit of the Holders a perfected security interest in the assets of such new Domestic Restricted Subsidiary which are of the type that constitute Collateral under the Collateral Agreements, subject to the Permitted Liens and the terms of the Senior Intercreditor Agreement, including the filing of Uniform Commercial Code financing statements in such jurisdictions as may be required by the Security Agreement or by law or as may be reasonably requested by the Collateral Agent;

        (3)   take such further action and execute and deliver such other documents specified in the Indenture or otherwise reasonably requested by the Trustee or the Collateral Agent to effectuate the foregoing; and

        (4)   deliver to the Trustee an Opinion of Counsel that such supplemental indenture and any other documents required to be delivered have been duly authorized, executed and delivered by such Domestic Restricted Subsidiary and constitute legal, valid, binding and enforceable obligations of such Domestic Restricted Subsidiary.

        Thereafter, such Domestic Restricted Subsidiary shall be a Guarantor for all purposes of the Indenture.

        Impairment of Security Interest.    Subject to the Senior Intercreditor Agreement, neither the Company nor any of its Domestic Restricted Subsidiaries will take or omit to take any action which would adversely affect or impair in any material respect the Liens in favor of the Collateral Agent with respect to the Collateral. Neither the Company nor any of its Domestic Restricted Subsidiaries will enter into any agreement that requires the proceeds received from any sale of Collateral to be applied to repay, redeem, defease or otherwise acquire or retire any Indebtedness of any Person, other than as permitted by the Indenture, the Notes, the Intercreditor Agreements and the Collateral Agreements. The Company shall, and shall cause each Guarantor to, at their sole cost and expense, execute and deliver all such agreements and instruments as the Collateral Agent or the Trustee shall reasonably request to more fully or accurately describe the property intended to be Collateral or the obligations intended to be secured by the Collateral Agreements. The Company shall, and shall cause each Guarantor to, at their sole cost and expense, file any such notice filings or other agreements or instruments as may be reasonably necessary or desirable under applicable law to perfect the Liens created by the Collateral Agreements to the extent required by the Collateral Agreements, subject to Permitted Liens.

        Real Estate Mortgages and Filings.    With respect to any fee interest in any real property (individually and collectively, the "Premises") (a) owned by the Company or a Domestic Restricted Subsidiary on the Issue Date or (b) acquired by the Company or a Domestic Restricted Subsidiary after the Issue Date, with (i) a purchase price or (ii) as of the Issue Date, with a Fair Market Value, of greater than $1.5 million, on the Issue Date in the case of clause (a) and within 90 days of the acquisition thereof in the case of clause (b):

        (1)   the Company shall deliver to the Collateral Agent, as mortgagee, fully executed counterparts of Mortgages, each dated as of the Issue Date or the date of acquisition of such property, as the case may be, duly executed by the Company or the applicable Domestic Restricted Subsidiary, together with evidence of the completion (or satisfactory arrangements for the completion), of all recordings and filings of such Mortgage as may be necessary to create a valid, perfected Lien, subject to Permitted Liens, against the properties purported to be covered thereby;

        (2)   the Company shall deliver to the Collateral Agent a mortgagee's title insurance policy in favor of the Collateral Agent, as mortgagee in an amount equal to 100% of the Fair Market Value of the Premises purported to be covered by the related Mortgage, insuring that the Lien created by such Mortgage constitutes a valid Lien thereon free and clear of all Liens, defects and encumbrances other than Permitted Liens, and such policies shall also include, to the extent available, such endorsements as shall be consistent with endorsements generally obtained in connection with title policies for properties of like size and value in comparable financings and shall be accompanied by evidence of the payment in full of all premiums thereon; and

        (3)   the Company shall deliver to the Collateral Agent, with respect to the covered Premises, (x) the most recent survey of such Premises in the possession or under the control of the Company or any of its Domestic Restricted Subsidiaries, and (y) if such Premises is acquired after the Issue Date, a survey certified in favor of the Trustee and the Collateral Agent by the surveyor of such survey, which survey shall (I) be reasonably acceptable to the title insurer providing the title insurance policy relating to such property under clause (2) above and (II) allow such title insurer to remove the standard survey exception from such title insurance policy and, if available in the relevant jurisdiction, issue a survey endorsement.

        Landlord, Bailee and Consignee Waivers.    (a) Each of the Company and each of its Domestic Restricted Subsidiaries that is a lessee of, or becomes a lessee of, real property on or in which it will maintain, store, hold or locate assets having an aggregate Fair Market Value of at least $250,000, is, and will be, required to use commercially reasonable efforts to deliver to the Collateral Agent a landlord waiver, substantially in the form of the exhibit form thereof to be attached to the Indenture, executed by the lessor of such real property; provided that in the case where such lease is a lease in existence on the Issue Date or the lessee thereof that is a Domestic Restricted Subsidiary of the Company was not a Domestic Restricted Subsidiary of the Company on the Issue Date, the Company or such Domestic Restricted Subsidiary that is the lessee thereunder shall have 90 days from the Issue Date or the date it became a Domestic Restricted Subsidiary after the Issue Date, as the case may be, to satisfy such requirement and shall be relieved of such obligation with respect to any landlord waiver to the extent the related lessor has refused to deliver such a landlord waiver following such Person's use of such commercially reasonable efforts.

          (b)   Each of the Company and each of its Domestic Restricted Subsidiaries that is a bailor of, or becomes a bailor of, any of its assets having an aggregate Fair Market Value of at least $250,000 with any bailee, is, and will be, required to use commercially reasonable efforts to deliver to the Collateral Agent a bailee waiver, substantially in the form of the exhibit form thereof to be attached to the Indenture, executed by the bailee of such assets; provided that in the case where such bailment is a bailment in existence on the Issue Date or the bailor thereof that is a Domestic Restricted Subsidiary of the Company was not a Domestic Restricted Subsidiary of the Company on the Issue Date, the Company or such Domestic Restricted Subsidiary that is the bailor thereunder shall have 90 days from the Issue Date or the date it became a Domestic Restricted Subsidiary after the Issue Date, as the case may be, to satisfy such requirement and shall be relieved of such obligation with respect to any bailee waiver to the extent the related bailee has refused to deliver such a bailee waiver following such Person's use of such commercially reasonable efforts.

          (c)   Each of the Company and each of its Domestic Restricted Subsidiaries that is a consignor of, or becomes a consignor of, any of its assets having an aggregate Fair Market Value of at least $250,000 with any consignee, is, and will be, required to use commercially reasonable efforts to deliver to the Collateral Agent a consignee waiver, substantially in the form of the exhibit form thereof to be attached to the Indenture, executed by the consignee of such assets; provided that in the case where such consignment is a consignment in existence on the Issue Date or the consignor thereof that is a Domestic Restricted Subsidiary of the Company was not a Domestic Restricted Subsidiary of the Company on the Issue Date, the Company or such Domestic Restricted Subsidiary that is the consignor thereunder shall have 90 days from the Issue Date or the date it became a Domestic Restricted Subsidiary after the Issue Date, as the case may be, to satisfy such requirement and shall be relieved of such obligation with respect to any consignee waiver to the extent the related consignee has refused to deliver such a consignee waiver following such Person's use of such commercially reasonable efforts.

        Conduct of Business.    The Company will not, and will not permit any of its Restricted Subsidiaries to, engage in any business other than a Permitted Business, except to such extent as would not be material to the Company and its Restricted Subsidiaries taken as a whole.

        Reports to Holders.    The Indenture provides that, whether or not required by the rules and regulations of the SEC, so long as any Notes are outstanding, the Company will furnish to the Trustee and, upon request, to the Holders:

        (1)   all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K if the Company were required to file such Forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" that describes the financial condition and results of operations of the Company and its consolidated Subsidiaries (showing in reasonable detail, either on the face of the financial statements or in the footnotes thereto and in Management's Discussion and Analysis of Financial Condition and Results of Operations, the financial condition and results of operations of the Company and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Company, if any) and, with respect to the annual information only, a report thereon by the Company's certified independent accountants; and

        (2)   all current reports that would be required to be filed with the SEC on Form 8-K if the Company were required to file such reports, in each case within the time periods specified in the SEC's rules and regulations.

        Notwithstanding the foregoing, the Company may satisfy such requirements prior to the effectiveness of the registration statement contemplated by the Registration Rights Agreement by filing with the SEC such registration statement within the time period required for such filing as specified in the Registration Rights Agreement, to the extent that any such registration statement contains substantially the same information as would be required to be filed by the Company if it were subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, and by providing the Trustee and Holders with such Registration Statement (and any amendments thereto) promptly following the filing thereof.

        In addition, following the consummation of the Exchange Offer, whether or not required by the rules and regulations of the SEC, the Company will file a copy of all such information and reports with the SEC for public availability within the time periods specified in the SEC's rules and regulations (unless the SEC will not accept such a filing). In addition, the Company has agreed that, prior to the consummation of the Exchange Offer, for so long as any Notes remain outstanding, it will furnish to the Holders upon their request, the information required to be delivered pursuant to Rule 144(A)(d)(4) under the Securities Act.

        Payments for Consent.    The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any Holder for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture, the Notes, any Collateral Agreement or the Intercreditor Agreements unless such consideration is offered to be paid or is paid to all Holders that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Events of Default

        The following events are defined in the Indenture as "Events of Default":

        (1)   the failure to pay interest or Additional Interest, if any, on any Notes when the same becomes due and payable and the default continues for a period of 30 days;

        (2)   the failure to pay the principal of or premium, if any, on any Notes, when such principal becomes due and payable, at maturity, upon redemption or otherwise (including the failure to make a payment to purchase Notes validly tendered and not properly withdrawn pursuant to a Change of Control Offer or a Net Proceeds Offer);

        (3)   the failure by the Company or any of its Restricted Subsidiaries to comply with the provisions described under the captions "Repurchase upon Change of Control" or "Certain Covenants—Merger, Consolidation and Sale of Assets;"

        (4)   the failure by the Company or any of its Restricted Subsidiaries for 45 days after notice to the Company by the Trustee or the Holders of at least 25% in outstanding principal amount of the Notes to comply with the provisions described under the captions "Certain Covenants—Limitation on Restricted Payments," "Certain Covenants—Limitation on Incurrence of Additional Indebtedness" or "Certain Covenants—Limitation on Asset Sales" and remedy the default arising from the failure by the Company or any such Restricted Subsidiary to so comply;

        (5)   the failure by the Company or any of its Restricted Subsidiaries for 60 days after notice to the Company by the Trustee or the Holders of at least 25% in outstanding principal amount of the Notes to comply with any of the other agreements in the Indenture or any Collateral Agreement and remedy the default arising from the failure by the Company or any such Restricted Subsidiary to so comply;

        (6)   the failure to pay at final maturity (giving effect to any applicable waivers, amendments, grace periods and any extensions thereof) the principal amount of any Indebtedness of the Company or any Restricted Subsidiary of the Company, or the acceleration of the final stated maturity of any such Indebtedness (which acceleration is not rescinded, annulled or otherwise cured within 20 days from the date of acceleration) if the aggregate principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at final maturity or which has been accelerated (in each case with respect to which the 20-day period described above has elapsed), aggregates $5.0 million or more at any time;

        (7)   one or more judgments in an aggregate amount in excess of $5.0 million shall have been rendered against the Company or any of its Restricted Subsidiaries (other than any judgment to the extent a reputable and solvent third party insurer has not disclaimed coverage) and such judgments remain undischarged, unpaid or unstayed for a period of 60 days after such judgment or judgments become final and non-appealable;

        (8)   certain events of bankruptcy affecting the Company or any of its Significant Subsidiaries;

        (9)   any Collateral Agreement at any time for any reason shall cease to be in full force and effect in all material respects, or ceases to give the Collateral Agent the Liens, rights, powers and privileges purported to be created thereby with respect to Collateral having an aggregate Fair Market Value of more than $5.0 million, superior to and prior to the rights of all third Persons therein other than the holders of Permitted Liens and subject to no other Liens except as expressly permitted by the applicable Collateral Agreement, and such failure shall continue for a period of 45 days;

        (10) the Company or any of the Guarantors, directly or indirectly, contest in any manner the effectiveness, validity, binding nature or enforceability of any Collateral Agreement; or

        (11) any Guarantee of a Significant Subsidiary ceases to be in full force and effect or any Guarantee of a Significant Subsidiary is declared to be null and void and unenforceable or any Guarantee of a Significant Subsidiary is found to be invalid or any Guarantor denies its liability under its Guarantee (other than by reason of release of a Guarantor in accordance with the terms of the Indenture).

        If an Event of Default (other than an Event of Default specified in clause (8) above with respect to the Company) shall occur and be continuing and has not been waived, the Trustee or the Holders of at least 25% in principal amount of outstanding Notes may declare the principal of and premium, if any, accrued interest and Additional Interest, if any, on all the Notes to be due and payable by notice in writing to the Company and the Trustee specifying the Event of Default and that it is a "notice of acceleration" (the "Acceleration Notice"), and the same shall become immediately due and payable.

        If an Event of Default specified in clause (8) above with respect to the Company occurs and is continuing, then all unpaid principal of, and premium, if any, and accrued and unpaid interest and Additional Interest, if any, on all of the outstanding Notes shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder.

        The Indenture provides that, at any time after a declaration of acceleration with respect to the Notes as described in the preceding paragraphs, the Holders of a majority in principal amount of the Notes may rescind and cancel such declaration and its consequences:

        (1)   if the rescission would not conflict with any judgment or decree;

        (2)   if all existing Events of Default have been cured or waived except nonpayment of principal, premium, if any, interest or Additional Interest, if any, that has become due solely because of the acceleration;

        (3)   to the extent the payment of such interest is lawful, interest on overdue installments of interest and overdue principal and premium, if any, and Additional Interest, if any, which has become due otherwise than by such declaration of acceleration, has been paid; and

        (4)   in the event of the cure or waiver of an Event of Default of the type described in clause (8) of the description above of Events of Default, the Trustee shall have received an Officers' Certificate that such Event of Default has been cured or waived.

        No such rescission shall affect any subsequent Default or impair any right consequent thereto.

        The Holders of a majority in principal amount of the Notes may waive any existing Default or Event of Default under the Indenture, and its consequences, except a default in the payment of the principal of or premium, if any, interest or Additional Interest, if any, on any Notes.

        Holders may not enforce the Indenture or the Notes except as provided in the Indenture and under the TIA. Subject to the provisions of the Indenture relating to the duties of the Trustee, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any of the Holders, unless such Holders have offered to the Trustee reasonable indemnity. Subject to the provisions of the Indenture and applicable law, the Holders of a majority in aggregate principal amount of the then outstanding Notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee.

        No past, present or future director, officer, employee, incorporator, agent, stockholder or Affiliate of the Company or a Guarantor, as such, shall have any liability for any obligations of the Company or the Guarantors under the Notes, the Guarantees, the Indenture or the Collateral Agreements or for any claim based on, in respect of, such obligations or their creation. Each Holder by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes.

        Under the Indenture, the Company is required to provide an Officers' Certificate to the Trustee promptly upon any Officer obtaining knowledge of any Default or Event of Default (provided that such Officers' Certificate shall be provided at least annually whether or not such Officers know of any Default or Event of Default) that has occurred and, if applicable, describe such Default or Event of Default and the status thereof.

Legal Defeasance and Covenant Defeasance

        The Company may, at its option and at any time, elect to have its obligations and the obligations of the Guarantors discharged with respect to the outstanding Notes ("Legal Defeasance"). Such Legal Defeasance means that the Company shall be deemed to have paid and discharged the entire Indebtedness represented by the outstanding Notes, except for:

        (1)   the rights of Holders to receive payments in respect of the principal of, premium, if any, interest and Additional Interest, if any, on the Notes when such payments are due;

        (2)   the Company's obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payments;

        (3)   the rights, powers, trust, duties and immunities of the Trustee and the Company's obligations in connection therewith; and

        (4)   the Legal Defeasance provisions of the Indenture.

        In addition, the Company may, at its option and at any time, elect to have the obligations of the Company released with respect to certain covenants that are described in the Indenture ("Covenant Defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, reorganization and insolvency events) described under "Events of Default" will no longer constitute an Event of Default with respect to the Notes.

        In order to exercise either Legal Defeasance or Covenant Defeasance:

        (1)   the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders cash in U.S. dollars, non-callable U.S. government obligations, or a combination thereof, in such amounts and at such times as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, interest and Additional Interest, if any, on the Notes on the stated date for payment thereof or on the applicable redemption date, as the case may be;

        (2)   in the case of Legal Defeasance, the Company shall have delivered to the Trustee an Opinion of Counsel in the United States reasonably acceptable to the Trustee confirming that:

          (a)   the Company has received from, or there has been published by, the Internal Revenue Service a ruling; or

          (b)   since the date of the Indenture, there has been a change in the applicable federal income tax law,

in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

        (3)   in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an Opinion of Counsel in the United States reasonably acceptable to the Trustee confirming that the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

        (4)   no Default or Event of Default shall have occurred and be continuing on the date of such deposit pursuant to clause (1) of this paragraph (except such Default or Event of Default resulting from the failure to comply with "Certain Covenants—Limitation on Incurrence of Additional Indebtedness," "Certain Covenants—Limitation on Liens" or "Certain Covenants—Impairment of Security Interest" as a result of the borrowing of funds required to effect such deposit or the granting of any Liens to secure such borrowing) or insofar as Defaults or Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of such deposit;

        (5)   such Legal Defeasance or Covenant Defeasance shall not result in a breach of, or constitute a default under the Indenture (except such Default or Event of Default resulting from the failure to comply with "Certain Covenants—Limitation on Incurrence of Additional Indebtedness," "Certain Covenants—Limitation on Liens" or "Certain Covenants—Impairment of Security Interest" as a result of the borrowing of funds required to effect such deposit or the granting of any Liens to secure such borrowing) or any other material agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound;

        (6)   the Company shall have delivered to the Trustee an Officers' Certificate stating that the deposit was not made by the Company with the intent of preferring the Holders over any other creditors of the Company or with the intent of defeating, hindering, delaying or defrauding any other creditors of the Company or others; and

        (7)   the Company shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Satisfaction and Discharge

        The Indenture (and all Liens on Collateral in connection with the issuance of the Notes) will be discharged and will cease to be of further effect (except as to surviving rights or registration of transfer or exchange of the Notes, as expressly provided for in the Indenture) as to all outstanding Notes when:

        (1)   either:

            (a)   all the Notes theretofore authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation; or

            (b)   all Notes not theretofore delivered to the Trustee for cancellation (i) have become due and payable, (ii) will become due and payable at their stated maturity within one year or (iii) are to be called for redemption within one year under arrangements reasonably satisfactory to the Trustee, and the Company has irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, interest and Additional Interest, if any, on the Notes to the date of deposit together with irrevocable instructions from the Company directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be;

        (2)   the Company has paid all other sums payable under the Indenture and the Collateral Agreements by the Company; and

        (3)   the Company has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

Modification of the Indenture

        From time to time, the Company, the Guarantors, the Trustee and, if such amendment, modification or supplement relates to any Collateral Agreement or the Intercreditor Agreements, the Collateral Agent, without the consent of the Holders, may amend, modify or supplement the Indenture, the Notes, the Guarantees, the Collateral Agreements and the Intercreditor Agreements:

        (1)   to cure any ambiguity, defect or inconsistency contained therein;

        (2)   to provide for uncertificated Notes in addition to or in place of certificated Notes;

        (3)   to provide for the assumption of the Company's or a Guarantor's obligations to Holders in accordance with the covenant described under "Certain Covenants—Merger, Consolidation and Sale of Assets;"

        (4)   to make any change that would provide any additional rights or benefits to the Holders or that does not adversely affect the legal rights of any such Holder under the Indenture, the Notes, the Guarantees or the Collateral Agreements;

        (5)   to comply with requirements of the SEC in order to effect or maintain the qualification of the Indenture under the TIA;

        (6)   to allow any Subsidiary or any other Person to guarantee the Notes;

        (7)   to release a Guarantor as permitted by the Indenture and the relevant Guarantee; or

        (8)   if necessary, in connection with any addition or release of Collateral permitted under the terms of the Indenture or Collateral Agreements, so long as such amendment, modification or supplement does not, in the opinion of the Trustee and, if such amendment, modification or supplement relates to any Collateral Agreement, the Collateral Agent, adversely affect the rights of any of the Holders in any material respect. In formulating its opinion on such matters, each of the Trustee and, if such amendment, modification or supplement relates to any Collateral Agreement, the Collateral Agent, will be entitled to rely on such evidence as it deems appropriate, including, without limitation, solely on an Opinion of Counsel.

        Other amendments of, modifications to and supplements to the Indenture, the Notes, the Guarantees, the Collateral Agreements and the Intercreditor Agreements may be made with the consent of the Holders of a majority in principal amount of the then outstanding Notes issued under the Indenture, except that, without the consent of each Holder affected thereby, no amendment may:

          (a)   reduce the amount of Notes whose Holders must consent to an amendment, supplement or waiver of any provision of the Indenture or the Notes;

          (b)   reduce the rate of or change or have the effect of changing the time for payment of interest, including defaulted interest, or Additional Interest on any Notes;

          (c)   reduce the principal of or change or have the effect of changing the fixed maturity of any Notes, or change the date on which any Notes may be subject to redemption or reduce the redemption price therefor;

          (d)   make any Notes payable in money other than that stated in the Notes;

          (e)   make any change in provisions of the Indenture protecting the right of each Holder to receive payment of principal of, premium, if any, interest and Additional Interest, if any, on such

  Note on or after the due date thereof or to bring suit to enforce such payment, or permitting Holders of a majority in principal amount of Notes to waive Defaults or Events of Default;

          (f)    amend, change or modify in any material respect the obligation of the Company to make and consummate a Change of Control Offer after the occurrence of a Change of Control or make and consummate a Net Proceeds Offer with respect to any Asset Sale that has been consummated or modify any of the provisions or definitions with respect thereto;

          (g)   modify or change any provision of the Indenture or the related definitions affecting the ranking of the Notes, any Guarantee or any Lien created under any Collateral Agreement in a manner which adversely affects the Holders;

          (h)   release any Guarantor from any of its obligations under its Guarantee or the Indenture otherwise than in accordance with the terms of the Indenture;

          (i)    release all or substantially all of the Collateral otherwise than in accordance with the terms of the Indenture and the Collateral Agreements; or

          (j)    make any change to the "Modification of the Indenture" provisions contained in the Indenture.

Governing Law

        The Indenture provides that it is, and that the Notes and the Guarantees will be, governed by, and construed in accordance with, the laws of the State of New York but without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.

The Trustee

        The Indenture provides that, except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. During the existence of an Event of Default, the Trustee will exercise such rights and powers vested in it by the Indenture, and use the same degree of care and skill in its exercise as a prudent person would exercise or use under the circumstances in the conduct of such person's own affairs.

        The Indenture and the provisions of the TIA contain certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payments of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. Subject to the TIA, the Trustee is permitted to engage in other transactions; provided that if the Trustee acquires any conflicting interest as described in the TIA, it must eliminate such conflict or resign.

Certain Definitions

        Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms, as well as any other terms used herein for which no definition is provided.

        "Acquired Indebtedness" means Indebtedness of a Person or any of its Subsidiaries existing at the time such Person becomes a Restricted Subsidiary of the Company or at the time it merges or consolidates with or into the Company or any of its Restricted Subsidiaries or assumed in connection with the acquisition of assets from such Person and in each case not incurred by such Person in connection with, or in anticipation or contemplation of, such Person becoming a Restricted Subsidiary of the Company or such acquisition, merger or consolidation and which Indebtedness is without recourse to the Company or any of its Subsidiaries or to any of their respective properties or assets other than the Person or the assets to which such Indebtedness related prior to the time such Person became a Restricted Subsidiary of the Company or the time of such acquisition, merger or consolidation; provided that Indebtedness of such Person that is redeemed, defeased, retired or otherwise repaid at the time, or immediately upon consummation, of the transaction by which such Person is merged with or into or became a Restricted Subsidiary of the Company shall not be Acquired Indebtedness. Acquired Indebtedness shall be deemed to be incurred on the date of any such acquisition, merger or consolidation or the date the acquired Person becomes a Restricted Subsidiary.

        "Administrative Agent" has the meaning set forth in the definition of the term "Credit Agreement."

        "Affiliate" means, with respect to any specified Person, any other Person who directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified Person. The term "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise; provided, that Beneficial Ownership of 10% or more of the Voting Stock of the Person shall be deemed to be control. The terms "controlling" and "controlled" have meanings correlative of the foregoing.

        "Applicable Indebtedness" means:

        (1)   in respect of any asset that is the subject of an Asset Sale at a time when such asset is included in the Collateral, Indebtedness that is pari passu with the Notes and secured at such time by Collateral; or

        (2)   in respect of any other asset, Indebtedness that is pari passu with the Notes.

        "Asset Acquisition" means:

        (1)   an Investment by the Company or any Restricted Subsidiary of the Company in any other Person pursuant to which such Person shall become a Restricted Subsidiary of the Company or any Restricted Subsidiary of the Company, or shall be merged with or into the Company or any Restricted Subsidiary of the Company; or

        (2)   the acquisition by the Company or any Restricted Subsidiary of the Company of the assets of any Person (other than a Restricted Subsidiary of the Company) which constitute all or substantially all of the assets of such Person or comprise any division or line of business of such Person or any other properties or assets of such Person other than in the ordinary course of business.

        "Asset Sale" means any direct or indirect sale, issuance, conveyance, transfer, lease (other than operating leases entered into in the ordinary course of business), assignment or other transfer (other than a Lien in accordance with the Indenture) for value by (x) the Company or any of its Restricted Subsidiaries to any Person other than the Company or a Guarantor or (y) a Foreign Restricted Subsidiary to any Person other than the Company or a Wholly Owned Restricted Subsidiary of the Company of:

        (1)   any Capital Stock of any Restricted Subsidiary of the Company; or

        (2)   any other property or assets of the Company or any Restricted Subsidiary of the Company other than in the ordinary course of business; provided, however, that Asset Sales shall not include:

          (A)  a transaction or series of related transactions for which the Company or its Restricted Subsidiaries receive aggregate consideration of less than $1.0 million;

          (B)  the sale, lease, conveyance, disposition or other transfer of all or substantially all of the assets of the Company as permitted under "Certain Covenants—Merger, Consolidation and Sale of Assets;"

          (C)  any Restricted Payment permitted under "Certain Covenants—Limitation on Restricted Payments," including a Permitted Investment;

          (D)  the sale or other disposition of Cash Equivalents;

          (E)  the sale or other disposition of used, worn out, obsolete or surplus equipment;

          (F)  the sale of an Unrestricted Subsidiary;

          (G)  dispositions of Investments or receivables in connection with the compromise, settlement or collection thereof in the ordinary course of business or in a bankruptcy or similar proceeding and exclusive of factoring or similar arrangements; and

          (H)  the licensing or sublicensing of intellectual property or other general intangibles and licenses, leases or subleases of other property in the ordinary course of business which do not materially interfere with the business of the Company and its Restricted Subsidiaries.

        "Bankruptcy Code" means the Bankruptcy Reform Act of 1978, as amended, and codified as 11 U.S.C. §§101 et seq.

        "Beneficial Owner" has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular "person" (as that term is used in Section 13(d)(3) of the Exchange Act), such "person" will be deemed to have beneficial ownership of all securities that such "person" has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition. The terms "Beneficially Owns" and "Beneficially Owned" have meanings correlative to the foregoing.

        "Board of Directors" means, as to any Person, the board of directors or similar governing body of such Person or any duly authorized committee thereof.

        "Board Resolution" means, with respect to any Person, a copy of a resolution certified by the Secretary or an Assistant Secretary of such Person to have been duly adopted by the Board of Directors of such Person and to be in full force and effect on the date of such certification.

        "Capital Stock" means:

        (1)   with respect to any Person that is a corporation, any and all shares, interests, participations or other equivalents (however designated and whether or not voting) of corporate stock, including each class of Common Stock and Preferred Stock of such Person;

        (2)   with respect to any Person that is not a corporation, any and all partnership, membership or other equity interests of such Person; and

        (3)   any warrants, rights or options to purchase any of the instruments or interests referred to in clause (1) or (2) above.

        "Capitalized Lease Obligation" means, as to any Person, the obligations of such Person under a lease that are required to be classified and accounted for as capital lease obligations under GAAP and, for purposes of this definition, the amount of such obligations at any date shall be the capitalized amount of such obligations at such date, determined in accordance with GAAP.

        "Cash Equivalents" means:

        (1)   marketable direct obligations issued by, or unconditionally guaranteed by, the United States Government or issued by any agency thereof and backed by the full faith and credit of the United States, in each case maturing within one year from the date of acquisition thereof;

        (2)   marketable direct obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition thereof and, at the time of acquisition, having one of the two highest ratings obtainable from either Standard & Poor's Ratings Group ("S&P") or Moody's Investors Service, Inc. ("Moody's ");

        (3)   commercial paper maturing no more than one year from the date of creation thereof and, at the time of acquisition, having a rating of at least A-1 from S&P or at least P-1 from Moody's;

        (4)   certificates of deposit or bankers' acceptances maturing within one year from the date of acquisition thereof issued by any bank organized under the laws of the United States of America or any state thereof or the District of Columbia or any U.S. branch of a foreign bank having at the date of acquisition thereof combined net capital and surplus of not less than $250.0 million;

        (5)   repurchase obligations with a term of not more than seven days for underlying securities of the types described in clause (1) and (2) above entered into with any bank meeting the qualifications specified in clause (4) above; and

        (6)   investments in money market funds which invest substantially all their assets in securities of the types described in clauses (1) through (5) above.

        "Change of Control" means the occurrence of one or more of the following events:

        (1)   any direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one transaction or a series of related transactions, of all or substantially all of the assets of the Company to any Person or group of related Persons for purposes of Section 13(d) of the Exchange Act (a "Group"), other than a transaction in which the transferee is controlled by one or more Permitted Holders;

        (2)   the Company consolidates with, or merges with or into, any Person, or any Person consolidates with, or merges with or into, the Company, other than (A) a transaction in which the surviving or transferee Person is a Person that is controlled by the Permitted Holders or (B) any such transaction where the Voting Stock of the Company outstanding immediately prior to such transaction is converted into or exchanged for Voting Stock (other than Disqualified Capital Stock) of the surviving or transferee Person constituting a majority of the outstanding shares of such Voting Stock of such surviving or transferee Person (immediately after giving effect to such issuance), or any transaction pursuant to which holders of securities representing 100% of the Company's Voting Stock immediately prior to such transaction have the right or ability by voting power, contract or otherwise, to elect or designate a majority of the Board of Directors of the surviving or transferee Person;

        (3)   the approval by the holders of Capital Stock of the Company of any plan or proposal for the liquidation, winding up or dissolution of the Company;

        (4)   prior to the first Public Equity Offering, one or more of the Permitted Holders cease for any reason to be the Beneficial Owner, directly or indirectly, in the aggregate of at least a majority of the total voting power of the Voting Stock of the Company, whether by virtue of the issuance, sale or other disposition of Capital Stock of the Company, a merger, consolidation or sale of assets involving the Company or a Restricted Subsidiary, any voting trust or any other agreement;

        (5)   subsequent to the first Public Equity Offering, (a) any Person or Group is or becomes the Beneficial Owner, directly or indirectly, in the aggregate of more than 35% of the total voting power of the Voting Stock of the Company, and (b) one or more of the Permitted Holders Beneficially Own, directly or indirectly, in the aggregate a lesser percentage of the total voting power of the Voting Stock of the Company than such other Person or Group and do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the Board of Directors of the Company; or

        (6)   individuals who on the Issue Date constituted the Board of Directors of the Company (together with any new directors whose election by such Board of Directors or whose nomination for election by the stockholders of the Company was approved pursuant to a vote of a majority of the directors then still in office who were either directors on the Issue Date or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors then in office.

        "Collateral" means collateral as such term is defined in the Security Agreement, all property mortgaged under the Mortgages and any other property, whether now owned or hereafter acquired, upon which a Lien securing the Obligations is granted or purported to be granted under any Collateral Agreement; provided, however that the term "Collateral" shall not include any Excluded Assets.

        "Collateral Agent" means the collateral agent and any successor under the Indenture.

        "Collateral Agreements" means, collectively, the Security Agreement and each Mortgage, in each case, as the same may be in force from time to time.

        "Commodity Agreement" means any hedging agreement or other similar agreement or arrangement designed to protect the Company or any Restricted Subsidiary of the Company against fluctuations in commodity prices.

        "Common Stock" of any Person means any and all shares, interests or other participations in, and other equivalents (however designated and whether voting or non-voting) of such Person's common stock, whether outstanding on the Issue Date or issued after the Issue Date, and includes, without limitation, all series and classes of such common stock.

        "Consolidated EBITDA" means, with respect to any Person, for any period, the sum (without duplication) of:

        (1)   Consolidated Net Income; and

        (2)   to the extent Consolidated Net Income has been reduced thereby:

          (A)  all income and franchise taxes of such Person and its Restricted Subsidiaries paid or accrued in accordance with GAAP for such period;

          (B)  Consolidated Fixed Charges;

          (C)  Consolidated Non-cash Charges;

          (D)  (a) customary fees and expenses of the Company and its Restricted Subsidiaries payable in connection with (i) the issuance and maintenance of the Notes and the related borrowing under the Credit Agreement, (ii) any Equity Offering, (iii) the incurrence, maintenance, termination or repayment of Indebtedness permitted by the covenant described under "Certain Covenants—Limitation on Incurrence of Additional Indebtedness" (including Indebtedness constituting Permitted Indebtedness), (iv) the Acquisition and any acquisition permitted under the Indenture and (v) compliance with the Federal securities laws and the Sarbanes-Oxley Act of 2002 for a period of 12 months following the Issue Date, (b) extraordinary bonus payments payable to the officers and employees of the Company pursuant to the Company's 2004 Bonus Plan in respect of the Company's 2004 fiscal year and (c) bonuses and fees payable to existing stockholders, directors, officers and employees of the Company, lenders, financial advisors and other Persons in connection with the Acquisition on or substantially contemporaneous with the Issue Date;

          (E)  restructuring charges (as determined in accordance with GAAP) relating to the consolidation of operations or reduction in head-count;

          (F)  any premium or penalty paid in connection with redeeming or retiring Indebtedness of such Person and its consolidated Restricted Subsidiaries prior to the stated maturity thereof pursuant to the agreements governing such Indebtedness; and

          (G)  any increase in cost of sales expense as a result of the Company's adoption of the LIFO method of costing inventory after the Issue Date,

all as determined on a consolidated basis for such Person and its Restricted Subsidiaries in accordance with GAAP.

        "Consolidated Fixed Charge Coverage Ratio" means, with respect to any Person, the ratio of Consolidated EBITDA of such Person during the four consecutive full fiscal quarters (the "Four Quarter Period") most recently ending on or prior to the date of the transaction or event giving rise to the need to calculate the Consolidated Fixed Charge Coverage Ratio for which internal financial statements are available (the "Transaction Date") to Consolidated Fixed Charges of such Person for the Four Quarter Period.

        In addition to and without limitation of the foregoing, for purposes of this definition, "Consolidated EBITDA" and "Consolidated Fixed Charges" shall be calculated after giving effect on a pro forma basis for the period of such calculation to:

        (1)   the incurrence or repayment of any Indebtedness of such Person or any of its Restricted Subsidiaries (and the application of the proceeds thereof) giving rise to the need to make such calculation and any incurrence or repayment of other Indebtedness (and the application of the proceeds thereof), other than the incurrence or repayment of Indebtedness in the ordinary course of business for working capital purposes pursuant to working capital facilities, occurring during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date, as if such incurrence or repayment, as the case may be (and the application of the proceeds thereof), occurred on the first day of the Four Quarter Period;

        (2)   any Asset Sale or other disposition of operations or Asset Acquisition (including, without limitation, any Asset Acquisition giving rise to the need to make such calculation as a result of such Person or one of its Restricted Subsidiaries (including any Person who becomes a Restricted Subsidiary as a result of any such Asset Acquisition) incurring, assuming or otherwise being liable for Acquired Indebtedness during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date), as if such Asset Sale or other disposition of operations or Asset Acquisition (including the incurrence, assumption or liability for any such Indebtedness or Acquired Indebtedness and also including any Consolidated EBITDA associated with such Asset Acquisition) occurred on the first day of the Four Quarter Period. If such Person or any of its Restricted Subsidiaries directly or indirectly guarantees Indebtedness of a third Person, the preceding sentence shall give effect to the incurrence of such guaranteed Indebtedness as if such Person or any Restricted Subsidiary of such Person had directly incurred or otherwise assumed such guaranteed Indebtedness;

        (3)   any Person that is a Restricted Subsidiary on the Transaction Date (or would become a Restricted Subsidiary on such Transaction Date in connection with the transaction requiring determination of such Consolidated EBITDA) will be deemed to have been a Restricted Subsidiary at all times during such Four Quarter Period; and

        (4)   any Person that is not a Restricted Subsidiary on the Transaction Date (or would cease to be a Restricted Subsidiary on such Transaction Date in connection with the transaction requiring determination of such Consolidated EBITDA) will be deemed not to have been a Restricted Subsidiary at any time during such Four Quarter Period.

        Furthermore, in calculating "Consolidated Fixed Charges" for purposes of determining the denominator (but not the numerator) of this "Consolidated Fixed Charge Coverage Ratio":

        (1)   interest on outstanding Indebtedness determined on a fluctuating basis as of the Transaction Date (including Indebtedness actually incurred on the Transaction Date) and which will continue to be so determined thereafter shall be deemed to have accrued at a fixed rate per annum equal to the rate of interest on such Indebtedness in effect on the Transaction Date; and

        (2)   notwithstanding clause (1) above, interest on Indebtedness determined on a fluctuating basis, to the extent such interest is covered by agreements relating to Interest Swap Obligations, shall be deemed to accrue at the rate per annum resulting after giving effect to the operation of such agreements.

        "Consolidated Fixed Charges" means, with respect to any Person for any period, the sum, without duplication, of:

        (1)   Consolidated Interest Expense (excluding amortization or write-off of deferred financing costs); plus

        (2)   the product of (x) the amount of all cash dividend payments (other than dividends paid by the Subsidiaries to the Company or to the Company's Wholly Owned Restricted Subsidiaries) on any class or series of Preferred Stock of such Person paid or in the case of any such class or series of Preferred Stock that is Disqualified Capital Stock, paid, accrued or scheduled to be paid or accrued, in each case, during such period times (y) a fraction, the numerator of which is one and the denominator of which is one minusthe then current effective consolidated federal, state and local tax rate of such Person, as estimated in good faith by the chief financial officer of the Company, expressed as a decimal.

        "Consolidated Interest Expense" means, with respect to any Person for any period, the aggregate of the interest expense of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, as determined in accordance with GAAP, and including, without duplication, (a) all amortization or accretion of original issue discount, (b) the interest component of Capitalized Lease Obligations paid, accrued and/or scheduled to be paid or accrued by such Person and its Restricted Subsidiaries during such period, and (c) net cash costs under all Interest Swap Obligations (including amortization of fees), but excluding amortization of debt issuance costs and excluding accrued dividends on preferred stock that is reclassified as Indebtedness due to a change in accounting principles.

        "Consolidated Net Income" means, with respect to any Person, for any period, the aggregate net income (or loss) of such Person and its Restricted Subsidiaries for such period on a consolidated basis, determined in accordance with GAAP; provided, however, that there shall be excluded therefrom:

        (1)   after-tax gains and losses from Asset Sales or abandonments or reserves relating thereto;

        (2)   after-tax items classified as extraordinary gains or losses;

        (3)   the net income (but not loss) of any Restricted Subsidiary of the referent Person to the extent that the declaration of dividends or similar distributions by that Restricted Subsidiary of that income is restricted by a contract, operation of law or otherwise;

        (4)   the net income of any Person, other than the referent Person or a Restricted Subsidiary of the referent Person, except to the extent of cash dividends or distributions paid to the referent Person or to a Wholly Owned Restricted Subsidiary of the referent Person by such Person;

        (5)   any restoration to income of any material contingency reserve, except to the extent that provision for such reserve was made out of Consolidated Net Income accrued at any time following the Issue Date;

        (6)   income or loss attributable to discontinued operations (including, without limitation, operations disposed of during such period whether or not such operations were classified as discontinued);

        (7)   all gains and losses realized on or because of the purchase or other acquisition by such Person or any of its Restricted Subsidiaries of any securities of such Person or any of its Restricted Subsidiaries;

        (8)   the cumulative effect of a change in accounting principles;

        (9)   interest expense attributable to dividends on Qualified Capital Stock pursuant to Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity;"

        (10) non-cash charges resulting from the impairment of intangible assets; and

        (11) only for purposes of calculating cumulative Consolidated Net Income for purposes of the covenant described above under "Certain Covenants—Limitation on Restricted Payments," in the case of a successor to the referent Person by consolidation or merger or as a transferee of the referent Person's assets, any earnings of the successor corporation prior to such consolidation, merger or transfer of assets.

        Notwithstanding the foregoing, for purposes of calculating Consolidated Net Income for any period, Consolidated Net Income for such period shall (except for purposes of calculating Consolidated Net Income for such period as used in clause (1) of the definition of the term "Consolidated EBITDA") include, to the extent Consolidated Net Income for such period has been reduced thereby, any non-cash charges associated with the purchase accounting write-up of inventory, including without limitation, pursuant to FAS 141.

        "Consolidated Net Tangible Assets" means, as of any date of determination and with respect to any Person, the total assets, less goodwill and other intangibles (other than patents, trademarks, copyrights, licenses and other intellectual property), shown on the balance sheet of such Person and its Restricted Subsidiaries for the most recently ended fiscal quarter for which internal financial statements are available, determined on a consolidated basis in accordance with GAAP.

        "Consolidated Non-cash Charges" means, with respect to any Person, for any period, the aggregate depreciation, amortization and other non-cash items and expenses of such Person and its Restricted Subsidiaries to the extent they reduce Consolidated Net Income of such Person and its Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP (A) including, but not limited to, (i) non-cash charges attributable to the grant, exercise or repurchase of options for or shares of Qualified Capital Stock to or from employees of such Person and its consolidated subsidiaries, (ii) unrealized losses resulting solely from the marking to market of derivative securities or securities held in deferred compensation plans, (iii) non-cash charges associated with the amortization or write-off of deferred financing costs and debt issuance costs of such Person and its consolidated subsidiaries during such period, (iv) amortization expense associated with the purchase accounting write-up of tangible and intangible assets and (v) non-cash charges associated with the purchase accounting write-up of inventory, including, without limitation, pursuant to FAS 141, but (B) excluding any such charges constituting an extraordinary item or loss or any such charge which requires an accrual of or a reserve for cash charges for any future period.

        "Credit Agreement" means the Amended and Restated Loan and Security Agreement dated as of the Issue Date, between the Company, certain Subsidiaries of the Company, the lenders party thereto (together with their successors and assigns, the "Lenders") and GMAC Commercial Finance LLC as administrative agent (in such capacity, together with its successors and assigns, the "Administrative Agent"), setting forth the terms and conditions of the senior credit facility, together with the related documents thereto (including, without limitation, any guarantee agreements and security documents), in each case as amended, restated, modified, renewed, refunded, replaced (whether on or after termination or otherwise) or refinanced (including by means of sales of debt securities to institutional investors) in whole or in part from time to time. Without limiting the generality of the foregoing, the term "Credit Agreement" shall include any amendment, amendment and restatement, renewal, extension, restructuring, supplement or modification to any Credit Agreement and all refundings, refinancings and replacements of any Credit Agreement, including any credit agreement:

        (1)   extending the maturity of any indebtedness incurred thereunder or contemplated thereby;

        (2)   adding or deleting borrowers or guarantors thereunder, so long as borrowers and issuers include one or more of the Company and the Subsidiaries and their respective successors and assigns;

        (3)   increasing the amount of Indebtedness incurred thereunder or available to be borrowed thereunder, provided that on the date such Indebtedness is incurred, such Indebtedness would be permitted under clause (2) or (17) (either individually or in the aggregate) of the definition of "Permitted Indebtedness;" or

        (4)   otherwise altering the terms and conditions thereof in a manner not prohibited by the terms of the Indenture and whether by the same or any other agent, lender or group of lenders (including by means of sales of debt securities to institutional lenders).

        "Currency Agreement" means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement designed to protect the Company or any Restricted Subsidiary of the Company against fluctuations in currency values.

        "Default" means an event or condition the occurrence of which is, or with the lapse of time or the giving of notice or both would be, an Event of Default.

        "Disqualified Capital Stock" means that portion of any Capital Stock which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder thereof), or upon the happening of any event (other than an event that would constitute a Change of Control), matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the sole option of the holder thereof (except in each case, upon the occurrence of a Change of Control) on or prior to the first anniversary of the final maturity date of the Notes for cash or is convertible into or exchangeable for debt securities of the Company or its Subsidiaries at any time prior to such anniversary.

        "Domestic Restricted Subsidiary" means, with respect to any Person, a Domestic Subsidiary of such Person that is a Restricted Subsidiary of such Person.

        "Domestic Subsidiary" means, with respect to any Person, a Subsidiary of such Person that is not a Foreign Subsidiary of such Person.

        "Equity Offering" means any private or public offering of Capital Stock of the Company or any holding company of the Company to any Person (other than issuances upon exercise of options by employees of any holding company, the Company or any of the Restricted Subsidiaries).

        "Exchange Act" means the Securities Exchange Act of 1934, as amended, or any successor statute or statutes thereto.

        "Exchange Offer" means an exchange offer that may be made by the Company, pursuant to the Registration Rights Agreement, to exchange for any and all the Notes a like aggregate principal amount of Notes having substantially identical terms to the Notes registered under the Securities Act.

        "Excluded Assets" means:

        (1)   any lease, license, contract, property right or agreement to which the Company or any Guarantor is a party or any of its rights or interests thereunder if and only for so long as the grant of a Lien under the Collateral Agreements (i) is prohibited by applicable law or would constitute or result in the abandonment, invalidation or unenforceability of any right, title or interest of the grantor of such Lien therein pursuant to applicable law, or (ii) would require the consent of third parties and such consent shall not have been obtained, or (iii) would constitute or result in a breach, termination or default under any such lease, license, contract, property right or agreement (other than to the extent that any such consent requirement or other term thereof would be rendered ineffective pursuant to Sections 9-406, 9-407, 9-408 or 9-409 of the Uniform Commercial Code of any relevant jurisdiction or any other applicable law or principles of equity); provided that such lease, license, contract, property right or agreement will be an Excluded Asset only to the extent and for so long as the consequences specified above will result and will cease to be an Excluded Asset and will become subject to the Lien granted under the Collateral Agreements, immediately and automatically, at such time as such consequences will no longer result;

        (2)   leasehold interests in real property with respect to which the Company or any Guarantor is a tenant or subtenant;

        (3)   Capital Stock of each Subsidiary of the Company or any Guarantor;

        (4)   property and assets owned by the Company or any Guarantor that are the subject of Permitted Liens described in clause (6) or (7) of the definition thereof for so long as such Permitted Liens are in effect; and

        (5)   any other assets owned or acquired by the Company or any of its Guarantors that are expressly not required to constitute "Collateral" pursuant to the terms of the Collateral Agreements.

        "Existing Notes Offering Circular" means the offering circular dated January 25, 2005 and relating to the Existing Notes.

        "Fair Market Value" means, with respect to any asset or property, the price which could be negotiated in an arm's length transaction, for cash, between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction. Fair Market Value shall be determined by the Board of Directors of the Company acting in good faith and shall be evidenced by a Board Resolution of the Board of Directors of the Company; provided, however, that with respect to any price less than $2.5 million only the good faith determination by the Company's senior management shall be required.

        "Foreign Restricted Subsidiary" means any Restricted Subsidiary that is organized under the laws of any jurisdiction other than the United States of America, any state thereof or the District of Columbia.

        "Foreign Subsidiary" means, with respect to any Person, any Subsidiary of such Person that is organized under the laws of any jurisdiction other than the United States of America, any state thereof or the District of Columbia.

        "GAAP" means accounting principles generally accepted in the United States set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States, which are in effect as of the Issue Date.

        "Guarantor" means (1) each of the Company's Domestic Restricted Subsidiaries existing on the Issue Date and (2) each of the Company's Domestic Restricted Subsidiaries that in the future executes a supplemental indenture in which such Domestic Restricted Subsidiary agrees to be bound by the terms of the Indenture as a Guarantor; provided that any Person constituting a Guarantor as described above shall cease to constitute a Guarantor when its respective Guarantee is released in accordance with the terms of the Indenture.

        "Holder" means the Person in whose name a Note is registered on the registrar's books.

        "Indebtedness" means with respect to any Person, without duplication:

        (1)   all Obligations of such Person for borrowed money to the extent such Obligations would appear as a liability upon the consolidated balance sheet of such Person in accordance with GAAP;

        (2)   all Obligations of such Person evidenced by bonds, debentures, notes or other similar instruments to the extent such Obligations would appear as a liability upon the consolidated balance sheet of such Person in accordance with GAAP;

        (3)   all Capitalized Lease Obligations of such Person;

        (4)   all Obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations and all Obligations under any title retention agreement (but excluding trade accounts payable and other accrued liabilities arising in the ordinary course of business that are not overdue by 90 days or more or are being contested in good faith by appropriate proceedings and any deferred purchase price represented by earn outs consistent with the Company's past practice) to the extent such Obligations would appear as a liability upon the consolidated balance sheet of such Person in accordance with GAAP;

        (5)   all Obligations for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction, whether or not then due;

        (6)   guarantees and other contingent obligations in respect of Indebtedness referred to in clauses (1) through (5) above and clause (8) below;

        (7)   all Obligations of any other Person of the type referred to in clauses (1) through (6) which are secured by any Lien on any property or asset of such Person, the amount of any such Obligation being deemed to be the lesser of the Fair Market Value of the property or asset securing such Obligation or the amount of such Obligation;

        (8)   all Interest Swap Obligations and all Obligations under Currency Agreements and Commodity Agreements of such Person; and

        (9)   all Disqualified Capital Stock issued by such Person with the amount of Indebtedness represented by such Disqualified Capital Stock being equal to the greater of its voluntary or involuntary liquidation preference and its maximum fixed repurchase price, but excluding accrued dividends, if any.

        Notwithstanding the foregoing, Indebtedness shall not include any Qualified Capital Stock. For purposes hereof, the "maximum fixed repurchase price" of any Disqualified Capital Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Capital Stock as if such Disqualified Capital Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the Fair Market Value of such Disqualified Capital Stock, such Fair Market Value shall be determined reasonably and in good faith by the Board of Directors of the issuer of such Disqualified Capital Stock.

        "Independent Financial Advisor" means a nationally-recognized accounting, appraisal or investment banking firm that, in the judgment of the Board of Directors of the Company (including a majority of the disinterested members thereof), is independent and qualified to perform the task for which it is to be engaged.

        "Intercreditor Agreements" means, collectively, the Senior Intercreditor Agreement and the Subordinated Intercreditor Agreement.

        "Interest Swap Obligations" means the obligations of any Person pursuant to any arrangement with any other Person, whereby, directly or indirectly, such Person is entitled to receive from time to time periodic payments calculated by applying either a floating or a fixed rate of interest on a stated notional amount in exchange for periodic payments made by such other Person calculated by applying a fixed or a floating rate of interest on the same notional amount and shall include, without limitation, interest rate swaps, caps, floors, collars and similar agreements.

        "Investment" in any Person means any direct or indirect advance, loan (other than advances to customers in the ordinary course of business that are recorded as accounts receivable on the balance sheet of the lender) or other extensions of credit (including by way of guarantee or similar arrangement) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition for value of Capital Stock, Indebtedness or other similar instruments issued by such Person. If the Company or any Restricted Subsidiary issues, sells or otherwise disposes of any Capital Stock of a Person that is a Restricted Subsidiary such that, after giving effect thereto, such Person is no longer a Restricted Subsidiary, any Investment by the Company or any Restricted Subsidiary in such Person remaining after giving effect thereto will be deemed to be a new Investment at such time. The acquisition by the Company or any Restricted Subsidiary of a Person that holds an Investment in a third Person will be deemed to be an Investment by the Company or such Restricted Subsidiary in such third Person at such time. Except as otherwise provided for herein, the amount of an Investment shall be its Fair Market Value at the time the Investment is made and without giving effect to subsequent changes in value.

        For purposes of the definition of "Unrestricted Subsidiary," the definition of "Restricted Payment" and the covenant described under "—Certain Covenants—Limitation on Restricted Payments":

  (i)
  "Investment" shall include the portion (proportionate to the Company's equity interest in such Subsidiary) of the Fair Market Value of the net assets of any Subsidiary of the Company at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company shall be deemed to continue to have a permanent "Investment" in an Unrestricted Subsidiary equal to an amount (if positive) equal to (A) the Company's "Investment" in such Subsidiary at the time of such redesignation less (B) the portion (proportionate to the Company's equity interest in such Subsidiary) of the Fair Market Value of the net assets of such Subsidiary at the time of such redesignation; and

  (ii)
  any property transferred to or from an Unrestricted Subsidiary shall be valued at its Fair Market Value at the time of such transfer, in each case as determined in good faith by the Board of Directors of the Company.

        "Issue Date" means, February 1, 2005, the date of original issuance of the Existing Notes.

        "JCP Group" means (i) ING Furman Selz Investors III L.P., ING Barings Global Leveraged Equity Plan Ltd., ING Barings U.S. Leveraged Equity Plan LLC and FS Private Investments III LLC and any of their respective Affiliates and (ii) any investment vehicle that is managed (whether through ownership of securities having a majority of the voting power or through management of investments) by any of the Persons listed in clause (i), but excluding any portfolio companies of any Person listed in clause (i) or (ii).

        "Lenders" has the meaning set forth in the definition of the term "Credit Agreement."

        "Lien" means any lien, mortgage, deed of trust, pledge, security interest, charge or encumbrance of any kind (including any conditional sale or other title retention agreement, any lease in the nature thereof and any agreement to give any security interest).

        "Management Agreement" means the management agreement, dated as of the Issue Date, between the Company and Jefferies Capital Partners, as in effect on the Issue Date and as amended; provided, any such amendment does not adversely affect the Company, any Guarantor or the Holders of the Notes.

        "Management Fees" means the management fees payable pursuant to the Management Agreement.

        "Management Investors and Related Trusts" means Daniel J. O'Leary, David L. Laxton III, Robert L. Gilleland, Craig Stephen Kiefer, Roy J. Meredith, Douglas J. Daly, Jr. and each trust created by any of the foregoing Persons for estate planning purposes.

        "Mortgages" means the mortgages, deeds of trust, deeds to secure Indebtedness or other similar documents securing Liens on the Premises, as well as the other Collateral secured by and described in the mortgages, deeds of trust, deeds to secure Indebtedness or other similar documents.

        "Net Cash Proceeds" means, with respect to any Asset Sale, the proceeds in the form of cash or Cash Equivalents including payments in respect of deferred payment obligations when received in the form of cash or Cash Equivalents (other than the portion of any such deferred payment constituting interest) received by the Company or any of its Restricted Subsidiaries from such Asset Sale net of:

        (1)   the direct costs relating to such Asset Sale, including, without limitation, legal, accounting and investment banking fees and sales commissions;

        (2)   all taxes and other costs and expenses actually paid or estimated by the Company (in good faith) to be payable in cash in connection with such Asset Sale;

        (3)   repayment of Indebtedness that is secured by the property or assets that are the subject of such Asset Sale and is required to be repaid in connection with such Asset Sale; and

        (4)   appropriate amounts to be provided by the Company or any Restricted Subsidiary, as the case may be, as a reserve, in accordance with GAAP, against any liabilities associated with such Asset Sale and retained by the Company or any Restricted Subsidiary, as the case may be, after such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale;

provided, however, that if, after the payment of all taxes with respect to such Asset Sale, the amount of estimated taxes, if any, pursuant to clause (2) above exceeded the tax amount actually paid in cash in respect of such Asset Sale, the aggregate amount of such excess shall, at such time, constitute Net Cash Proceeds.

        "Obligations" means all obligations for principal, premium, interest, Additional Interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

        "Officer" means the Chief Executive Officer, the President, the Chief Financial Officer or any Vice President of the Company.

        "Officers' Certificate" means a certificate signed by two Officers of the Company, at least one of whom shall be the principal financial officer of the Company, and delivered to the Trustee.

        "Opinion of Counsel" means a written opinion of counsel who shall be reasonably acceptable to the Trustee.

        "Permitted Business" means any business that is the same as or similar, reasonably related, complementary or incidental to the business in which the Company and its Restricted Subsidiaries are engaged on the Issue Date.

        "Permitted Holders" means the JCP Group and its Affiliates (excluding any portfolio companies of any such Person) and the Management Investors and Related Trusts.

        "Permitted Indebtedness" means, without duplication, each of the following:

        (1)   Indebtedness under the Existing Notes in an aggregate outstanding principal amount not to exceed $105.0 million and the related guarantees;

        (2)   Indebtedness incurred pursuant to the Credit Agreement in an aggregate principal amount at any time outstanding not to exceed $20.0 million as such amount may be reduced from time to time as a result of permanent reductions of the revolving commitments thereunder as provided in "Certain Covenants—Limitation on Asset Sales;"

        (3)   other Indebtedness of the Company and its Restricted Subsidiaries outstanding on the Issue Date;

        (4)   Interest Swap Obligations of the Company or any Restricted Subsidiary of the Company covering Indebtedness of the Company or any of its Restricted Subsidiaries that are entered into for the purpose of fixing or hedging interest rates with respect to any fixed or variable rate Indebtedness that is permitted by the Indenture to be outstanding; provided, that the notional amount of any such Interest Swap Obligation does not exceed the principal amount of Indebtedness to which such Interest Swap Obligation relates;

        (5)   Indebtedness under Currency Agreements and Commodity Agreements, in each case arising in the ordinary course of business of the Company and its Restricted Subsidiaries; provided that in the case of Currency Agreements which relate to Indebtedness, such Currency Agreements do not increase the Indebtedness of the Company and its Restricted Subsidiaries outstanding other than as a result of fluctuations in foreign currency exchange rates or by reason of fees, indemnities and compensation payable thereunder;

        (6)   Intercompany Indebtedness of (a) the Company or a Guarantor for so long as such Indebtedness is held by the Company or a Guarantor and (b) any Foreign Restricted Subsidiary for so long as such Indebtedness is held by (i) the Company or any Guarantor and is permitted to be made by the Company or such Guarantor to such Foreign Restricted Subsidiary pursuant to (A) clause (7), (8), (14)(a) or (17) of the definition of the term "Permitted Investment" or (B) as a Restricted Payment pursuant to the covenant described in "Certain Covenants—Limitation on Restricted Payments" or (ii) any other Foreign Restricted Subsidiary; provided that if as of any date any Person other than the Company or a Guarantor owns or holds any such Indebtedness or holds a Lien in respect of such Indebtedness, such date shall be deemed the incurrence of Indebtedness not constituting Permitted Indebtedness under this clause (6) by the issuer of such Indebtedness;

        (7)   Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within five business days of incurrence;

        (8)   Indebtedness of the Company or any of its Restricted Subsidiaries represented by letters of credit, surety bonds, insurance obligations or other similar bonds for the account of the Company or such Restricted Subsidiary, as the case may be, in order to provide security for workers' compensation claims, payment obligations in connection with self-insurance or similar requirements in the ordinary course of business;

        (9)   obligations in respect of performance, bid and surety bonds and completion guarantees provided by the Company or any Restricted Subsidiary in the ordinary course of business;

        (10) Indebtedness represented by Capitalized Lease Obligations and Purchase Money Indebtedness of the Company and its Restricted Subsidiaries incurred in the ordinary course of business (including Refinancings thereof that do not result in an increase in the aggregate principal amount of Indebtedness of such Person as of the date of such proposed Refinancing (plus the amount of any premium required to be paid under the terms of the instrument governing such Indebtedness and plus the amount of reasonable expenses incurred by the Company in connection with such Refinancing)) not to exceed $5.0 million at any time outstanding;

        (11) Refinancing Indebtedness;

        (12) Indebtedness of Foreign Restricted Subsidiaries of the Company organized under the laws of Canada or any Province thereof, the aggregate principal amount of which Indebtedness outstanding at any time in reliance of this clause (12) does not exceed, as to all such Foreign Restricted Subsidiaries, $5.0 million, plus the amount by which the U.S. dollar equivalent of the principal amount of such Indebtedness exceeds $5.0 million as a result of currency fluctuations;

        (13) Indebtedness represented by guarantees by the Company or a Restricted Subsidiary of Indebtedness incurred by the Company or a Restricted Subsidiary so long as the incurrence of such Indebtedness by the Company or any such Restricted Subsidiary is otherwise permitted by the terms of the Indenture;

        (14) Indebtedness arising from agreements of the Company or a Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case, incurred in connection with the disposition of any business, assets or Subsidiary, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or Subsidiary for the purpose of financing such acquisition; provided that the maximum aggregate liability in respect of all such Indebtedness shall at no time exceed the gross proceeds actually received by the Company and the Subsidiary in connection with such disposition;

        (15) Indebtedness of the Company or any of its Restricted Subsidiaries to the extent the net proceeds thereof are promptly used to redeem the Notes in full or deposited to defease or discharge the Notes, in each case, in accordance with the Indenture;

        (16) Indebtedness of Foreign Restricted Subsidiaries of the Company, the aggregate principal amount of which Indebtedness outstanding at any time in reliance of this clause (16) does not exceed, as to all such Foreign Restricted Subsidiaries, $2.5 million, plus the amount by which the U.S. dollar equivalent of the principal amount of such Indebtedness exceeds $2.5 million as a result of currency fluctuations; and

        (17) additional Indebtedness of the Company and its Restricted Subsidiaries in an aggregate principal amount not to exceed $5.0 million at any time outstanding (which amount may, but need not, be incurred in whole or in part under the Credit Agreement).

        For purposes of determining compliance with the covenant described under "Certain Covenants—Limitation on Incurrence of Additional Indebtedness," (a) the outstanding principal amount of any item of Indebtedness shall be counted only once and (b) in the event that an item of Indebtedness meets the criteria of more than one of the categories of Permitted Indebtedness described in clauses (1) through (17) above or is entitled to be incurred pursuant to the Consolidated Fixed Charge Coverage Ratio provisions of such covenant, the Company shall be entitled, in its sole discretion, to classify (or later reclassify) such item of Indebtedness in any manner that complies with this covenant.

        "Permitted Investments" means:

        (1)   Investments by the Company or any Restricted Subsidiary of the Company in any Person that is or will become immediately after such Investment a Guarantor or that will merge or consolidate with or into the Company or a Guarantor, or that transfers or conveys all or substantially all of its assets to the Company or a Guarantor;

        (2)   Investments in the Company by any Restricted Subsidiary of the Company; provided that any Indebtedness evidencing such Investment is unsecured and subordinated, pursuant to a written agreement, to the Company's Obligations under the Notes and the Indenture;

        (3)   Investments in cash and Cash Equivalents;

        (4)   Currency Agreements, Commodity Agreements and Interest Swap Obligations, in each case, entered into (a) in the ordinary course of the Company's or its Restricted Subsidiaries' businesses, (b) not for speculative purposes and (c) otherwise in compliance with the Indenture;

        (5)   Investments in the Notes;

        (6)   Investments in securities of trade creditors or customers received pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of such trade creditors or customers in exchange for claims against such trade creditors or customers;

        (7)   Investments in Foreign Restricted Subsidiaries of the Company organized under the laws of Canada or any Province thereof by the Company or any Domestic Restricted Subsidiary; provided that the aggregate amount of such Investments outstanding at any time in reliance of this clause (7) (after giving effect to any such Investments or any portions thereof that are returned to the Company or any Domestic Restricted Subsidiary in cash on or prior to the date of such calculation) shall not exceed $2.5 million;

        (8)   Investments in Foreign Restricted Subsidiaries of the Company organized under the laws of Canada or any Province thereof by the Company or any Domestic Restricted Subsidiary; provided that (a) the aggregate amount of such Investments outstanding at any time in reliance of this clause (8) (after giving effect to any such Investments or any portions thereof that are returned to the Company or any Domestic Restricted Subsidiary in cash on or prior to the date of such calculation) shall not exceed 5% of the Consolidated Net Tangible Assets of the Company and its Restricted Subsidiaries, (b) each such Investment is used by each such Foreign Restricted Subsidiary (i) for working capital purposes or (ii) substantially contemporaneous with its receipt thereof to purchase all or substantially all of the assets of, or all of the Capital Stock of, any Person (other than a Restricted Subsidiary of the Company) engaged in a Permitted Business primarily in Canada (including by means of a merger, consolidation or other business combination permitted under the Indenture), which Person shall become a Foreign Restricted Subsidiary of the Company in the case of where such purchase is of all of the Capital Stock of such Person and (c) any such Investment made in reliance upon this clause (8) may continue to be maintained notwithstanding that such Investment if made thereafter would not comply with the requirements of this clause (8);

        (9)   Investments made by the Company or its Restricted Subsidiaries as a result of consideration received in connection with an Asset Sale made in compliance with the "—Limitation on Asset Sales" covenant;

        (10) Investments in existence on the Issue Date;

        (11) loans and advances, including advances for travel and moving expenses, to employees, officers and directors of the Company or any Restricted Subsidiary of the Company in the ordinary course of business for bona fide business purposes not in excess of $1.0 million at any one time outstanding;

        (12) advances to suppliers and customers in the ordinary course of business;

        (13) receivables owing to the Company or any Restricted Subsidiary if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms as the Company or such Restricted Subsidiary deems reasonable under the circumstances;

        (14) Investments in Foreign Restricted Subsidiaries of the Company by (a) the Company or any Domestic Restricted Subsidiary; provided that the aggregate amount of such Investments outstanding at any time in reliance of this clause (14)(a) (after giving effect to any such Investments or any portions thereof that are returned to the Company or any Domestic Restricted Subsidiary in cash on or prior to the date of such calculation) shall not exceed $2.5 million and (b) any other Foreign Restricted Subsidiary of the Company;

        (15) payroll, travel and similar advances to cover matters that are expected at the time of the advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business and consistent with past practice;

        (16) Investments consisting of prepaid expenses, negotiable instruments held for collection and lease, utility and workers' compensation, performance and other similar deposits made in the ordinary course of business and consistent with past practice; and

        (17) additional Investments (including Investments in any Foreign Restricted Subsidiary or Foreign Restricted Subsidiaries) in an aggregate amount not to exceed $5.0 million at any time outstanding.

        "Permitted Liens" means the following types of Liens:

        (1)   Liens for taxes, assessments or governmental charges or claims either (a) not yet delinquent or (b) contested in good faith by appropriate proceedings and as to which the Company or its Restricted Subsidiaries shall have set aside on its books such reserves as may be required pursuant to GAAP;

        (2)   statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, suppliers, materialmen, repairmen and other Liens imposed by law or pursuant to customary reservations or retentions of title incurred in the ordinary course of business for sums not yet delinquent or being contested in good faith, if such reserve or other appropriate provision, if any, as shall be required by GAAP shall have been made in respect thereof;

        (3)   Liens incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security, including any Lien securing letters of credit issued in the ordinary course of business consistent with past practice in connection therewith, or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return-of-money bonds and other similar obligations (exclusive of obligations for the payment of borrowed money);

        (4)   any judgment Lien not giving rise to an Event of Default;

        (5)   easements, rights-of-way, zoning restrictions and other similar charges or encumbrances in respect of real property not interfering in any material respect with the ordinary conduct of the business of the Company or any of its Restricted Subsidiaries;

        (6)   any interest or title of a lessor under any Capitalized Lease Obligation permitted pursuant to clause (10) of the definition of "Permitted Indebtedness;" provided that such Liens do not extend to any property or asset which is not leased property subject to such Capitalized Lease Obligation;

        (7)   Liens securing Purchase Money Indebtedness permitted pursuant to clause (10) of the definition of "Permitted Indebtedness;" provided, however, that (a) the Indebtedness shall not exceed the cost of the property or assets acquired, together, in the case of real property, with the cost of the construction thereof and improvements thereto, and shall not be secured by a Lien on any property or assets of the Company or any Restricted Subsidiary of the Company other than such property or assets so acquired or constructed and improvements thereto and (b) the Lien securing such Indebtedness shall be created within 180 days of such acquisition or construction or, in the case of a refinancing of any Purchase Money Indebtedness, within 180 days of such refinancing;

        (8)   Liens upon specific items of inventory or other goods and proceeds of any Person securing such Person's obligations in respect of bankers' acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

        (9)   Liens securing reimbursement obligations with respect to commercial letters of credit which encumber documents and other property relating to such letters of credit and products and proceeds thereof;

        (10) Liens encumbering deposits made to secure obligations arising from statutory, regulatory, contractual, or warranty requirements of the Company or any of its Restricted Subsidiaries, including rights of offset and set-off;

        (11) Liens securing Interest Swap Obligations which Interest Swap Obligations relate to Indebtedness that is otherwise permitted under the Indenture;

        (12) Liens securing Indebtedness under Currency Agreements and Commodity Agreements, in each case, that are permitted under the Indenture;

        (13) Liens securing Acquired Indebtedness incurred in accordance with the covenant described under "Certain Covenants—Limitation on Incurrence of Additional Indebtedness;" provided that:

          (A)  such Liens secured such Acquired Indebtedness at the time of and prior to the incurrence of such Acquired Indebtedness by the Company or a Restricted Subsidiary of the Company and were not granted in connection with, or in anticipation of, the incurrence of such Acquired Indebtedness by the Company or a Restricted Subsidiary of the Company; and

          (B)  such Liens do not extend to or cover any property or assets of the Company or of any of its Restricted Subsidiaries other than the property or assets that secured the Acquired Indebtedness prior to the time such Indebtedness became Acquired Indebtedness of the Company or a Restricted Subsidiary of the Company and are no more favorable to the lienholders than those securing the Acquired Indebtedness prior to the incurrence of such Acquired Indebtedness by the Company or a Restricted Subsidiary of the Company;

        (14) Liens existing as of the Issue Date and securing Indebtedness permitted to be outstanding under clause (3) of the definition of the term "Permitted Indebtedness" to the extent and in the manner such Liens are in effect on the Issue Date;

        (15) Liens securing the Notes and all other monetary obligations under the Indenture and the Guarantees;

        (16) Liens securing Indebtedness under the Credit Agreement to the extent such Indebtedness is permitted under clause (2) or (17) of the definition of the term "Permitted Indebtedness;" provided, that any such Liens on Priority Collateral are contractually subordinated to the Liens described in clause (15) above pursuant to the Senior Intercreditor Agreement;

        (17) Liens securing Refinancing Indebtedness which is incurred to Refinance any Indebtedness which has been secured by a Lien permitted under this paragraph and which has been incurred in accordance with the covenant described under "Certain Covenants—Limitation on Incurrence of Additional Indebtedness" or clause (1), (3) or (11) of the definition of the term "Permitted Indebtedness;" provided, however, that such Liens: (i) are no less favorable to the Holders and are not more favorable to the lienholders with respect to such Liens than the Liens in respect of the Indebtedness being Refinanced; and (ii) do not extend to or cover any property or assets of the Company or any of its Restricted Subsidiaries not securing the Indebtedness so Refinanced;

        (18) Liens incurred in the ordinary course of business of the Company or any of its Restricted Subsidiaries securing Obligations (other than Obligations under the Credit Agreement) that do not exceed $2.0 million at any time outstanding;

        (19) Liens securing Indebtedness which is contractually subordinated to the Notes and which is incurred in accordance with the covenant described under "Certain Covenants—Limitation on Incurrence of Additional Indebtedness" (including Indebtedness constituting Permitted Indebtedness); provided that (i) such Liens are contractually subordinated pursuant to the Subordinated Intercreditor Agreement to the Liens described in clause (15) above and (ii) such Indebtedness is not incurred under the Credit Agreement;

        (20) leases or subleases granted to Persons other than the Company or any of its Restricted Subsidiaries in the ordinary course of business, and not materially interfering with the ordinary course of business of the Company or any of its Restricted Subsidiaries;

        (21) Liens under licensing agreements entered into in the ordinary course of business by the Company of any of its Restricted Subsidiaries for the use by the Company or any such Restricted Subsidiary of intellectual property;

        (22) Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business; provided that such Liens do not extend to or cover any property or assets of the Company or any of its Restricted Subsidiaries other than the goods that are the subject of any such conditional sale, title retention, consignment or similar arrangement;

        (23) Liens securing Indebtedness of Foreign Restricted Subsidiaries to the extent such Indebtedness is (i) permitted under clause (12), (16) or (17) of the definition of "Permitted Indebtedness" or (ii) permitted to be incurred under the covenant described under "—Limitation on Incurrence of Additional Indebtedness" (other than as Permitted Indebtedness); provided, however, that no asset of the Company or any Domestic Restricted Subsidiary shall be subject to any such Lien; and

        (24) Liens in favor of the Company or any of its Domestic Restricted Subsidiaries.

        "Person" means an individual, partnership, corporation, limited liability company, unincorporated organization, trust or joint venture, or a governmental agency or political subdivision thereof.

        "Preferred Stock" of any Person means any Capital Stock of such Person that has preferential rights to any other Capital Stock of such Person with respect to dividends or redemptions or upon liquidation.

        "Priority Collateral" means all Collateral other than "Working Capital Collateral" as defined in the Senior Intercreditor Agreement as in effect on the Issue Date.

        "Public Equity Offering" means an underwritten public offering of Common Stock of the Company or any holding company of the Company pursuant to a registration statement filed with the SEC (other than on Form S-8).

        "Purchase Money Indebtedness" means Indebtedness of the Company and its Restricted Subsidiaries incurred for the purpose of financing all or any part of the purchase price, or the cost of installation, construction or improvement, of property or equipment, provided, that the aggregate principal amount of such Indebtedness does not exceed the lesser of the Fair Market Value of such property or such purchase price or cost.

        "Qualified Capital Stock" means any Capital Stock that is not Disqualified Capital Stock.

        "Refinance" means, in respect of any security or Indebtedness, to refinance, extend, renew, refund, repay, prepay, redeem, defease or retire, or to issue a security or Indebtedness in exchange or replacement for, such security or Indebtedness in whole or in part. "Refinanced" and "Refinancing" shall have correlative meanings.

        "Refinancing Indebtedness" means any Refinancing by the Company or any Restricted Subsidiary of the Company of Indebtedness incurred in accordance with the covenant described under "Certain Covenants—Limitation on Incurrence of Additional Indebtedness;" (other than pursuant to Permitted Indebtedness) or clauses (1), (3) or (11) of the definition of Permitted Indebtedness, in each case that does not:

        (1)   have an aggregate principal amount (or, if such Indebtedness is issued with original issue discount, an aggregate offering price) greater than the sum of (x) the aggregate principal amount of the Indebtedness being Refinanced (or, if such Indebtedness being Refinanced is issued with original issue discount, the aggregate accreted value) as of the date of such proposed Refinancing plus (y) the amount of fees, expenses, premium, defeasance costs and accrued but unpaid interest relating to the Refinancing of such Indebtedness being Refinanced;

        (2)   create Indebtedness with: (a) a Weighted Average Life to Maturity that is less than the Weighted Average Life to Maturity of the Indebtedness being Refinanced; or (b) a final maturity earlier than the final maturity of the Indebtedness being Refinanced; or

        (3)   affect the security, if any, for such Refinancing Indebtedness (except to the extent that less security is granted to holders of such Refinancing Indebtedness).

        If such Indebtedness being Refinanced is subordinate or junior by its terms to the Notes, then such Refinancing Indebtedness shall be subordinate by its terms to the Notes at least to the same extent and in the same manner as the Indebtedness being Refinanced.

        "Registration Rights Agreement" means the Registration Rights Agreement, dated as of the Tack-On Date, among the Company, the Guarantors and the Initial Purchaser, as the same may be amended or modified from time to time in accordance with the terms thereof.

        "Restricted Subsidiary" of any Person means any Subsidiary of such Person which at the time of determination is not an Unrestricted Subsidiary.

        "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

        "Security Agreement" means the Security Agreement, dated as of the Issue Date, made by the Company and the Guarantors in favor of the Collateral Agent, as amended or supplemented from time to time in accordance with its terms.

        "Significant Subsidiary" with respect to any Person, means any Restricted Subsidiary of such Person that satisfies the criteria for a "significant subsidiary" set forth in Rule 1-02(w) of Regulation S-X under the Exchange Act.

        "Subsidiary" with respect to any Person, means:

        (1)   any corporation of which the outstanding Capital Stock having at least a majority of the votes entitled to be cast in the election of directors under ordinary circumstances shall at the time be owned, directly or indirectly, by such Person; or

        (2)   any other Person of which at least a majority of the voting interest under ordinary circumstances is at the time, directly or indirectly, owned by such Person.

        "Unrestricted Subsidiary" of any Person means:

        (1)   any Subsidiary of such Person that at the time of determination shall be or continue to be designated an Unrestricted Subsidiary by the Board of Directors of such Person in the manner provided below; and

        (2)   any Subsidiary of an Unrestricted Subsidiary.

        The Board of Directors of the Company may designate any Subsidiary (including any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Stock of, or owns or holds any Lien on any property of, the Company or any other Subsidiary of the Company that is not a Subsidiary of the Subsidiary to be so designated, provided that:

        (1)   the Company certifies to the Trustee that such designation complies with the "—Limitation on Restricted Payments" covenant; and

        (2)   each Subsidiary to be so designated and each of its Subsidiaries has not at the time of designation, and does not thereafter, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to any Indebtedness pursuant to which the lender has recourse to any of the assets of the Company or any of its Restricted Subsidiaries.

        The Board of Directors of the Company may designate any Unrestricted Subsidiary to be a Restricted Subsidiary only if:

        (1)   immediately after giving effect to such designation, the Company is able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) in compliance with the covenant described under "Certain Covenants—Limitation on Incurrence of Additional Indebtedness;" and

        (2)   immediately before and immediately after giving effect to such designation, no Default or Event of Default shall have occurred and be continuing.

        Any such designation by the Board of Directors shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the Board Resolution giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing provisions.

        "Voting Stock" means, with respect to any Person, securities of any class or classes of Capital Stock of such Person entitling the holders thereof (whether at all times or only so long as no senior class of stock has voting power by reason of any contingency) to vote in the election of members of the Board of Directors (or equivalent governing body) of such Person.

        "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing (1) the then outstanding aggregate principal amount of such Indebtedness into (2) the sum of the total of the products obtained by multiplying:

          (A)  the amount of each then remaining installment, sinking fund, serial maturity or other required payment of principal, including payment at final maturity, in respect thereof, by

          (B)  the number of years (calculated to the nearest one-twelfth) which will elapse between such date and the making of such payment.

        "Wholly Owned Restricted Subsidiary" of any Person means any Restricted Subsidiary of such Person of which all the outstanding Capital Stock (other than in the case of a Foreign Restricted Subsidiary, directors' qualifying shares or an immaterial amount of shares required to be owned by other Persons pursuant to applicable law) are owned by such Person or any Wholly Owned Restricted Subsidiary of such Person.

BOOK-ENTRY; DELIVERY AND FORM

The Global Notes

        The old notes were, and the new notes will be, issued in the form of one or more registered notes in global form, without interest coupons, which we refer to as the global notes.

        Upon issuance, each of the global notes will be deposited with the trustee as custodian for The Depository Trust Company, or DTC, and registered in the name of Cede & Co., as nominee of DTC.

        Ownership of beneficial interests in each global note will be limited to persons who have accounts with DTC, who are called DTC participants or persons who hold interests through DTC participants. We expect that under procedures established by DTC:

  •
  upon deposit of each global note with DTC's custodian, DTC will credit portions of the principal amount of the global note to the accounts of the DTC participants designated by the initial purchasers; and

  •
  ownership of beneficial interests in each global note will be shown on, and transfer of ownership of those interests will be effected only through, records maintained by DTC (with respect to interests of DTC participants) and the records of DTC participants (with respect to other owners of beneficial interests in the global note).

        Beneficial interests in the global notes may not be exchanged for notes in physical, certificated form except in the limited circumstances described below.

  Book-entry Procedures for the Global Notes

        All interests in the global notes will be subject to the operations and procedures of DTC. We provide the following summaries of those operations and procedures solely for the convenience of investors. The operations and procedures are controlled by the settlement system and may be changed at any time. Neither we nor the initial purchaser is responsible for those operations or procedures.

        DTC has advised us that it is:

  •
  a limited purpose trust company organized under the laws of the State of New York;

  •
  a "banking organization" within the meaning of the New York State Banking Law;

  •
  a member of the Federal Reserve System;

  •
  a "clearing corporation" within the meaning of the Uniform Commercial Code; and

  •
  a "clearing agency" registered under Section 17A of the Securities Exchange Act of 1934, as amended.

        DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between its participants through electronic book-entry changes to the accounts of its participants. DTC's participants include securities brokers and dealers, including the initial purchaser; banks and trust companies; clearing corporations and other organizations. Indirect access to DTC's system is also available to others such as banks, brokers, dealers and trust companies; these indirect participants clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly. Investors who are not DTC participants may beneficially own securities held by or on behalf of DTC only through DTC participants or indirect participants in DTC.

        So long as DTC's nominee is the registered owner of a global note, that nominee will be considered the sole owner or holder of the Notes represented by that global note for all purposes under the indenture. Except as provided below, owners of beneficial interests in a global note:

  •
  will not be entitled to have notes represented by the global note registered in their names;

  •
  will not receive or be entitled to receive physical, certificated notes; and

  •
  will not be considered the owners or holders of the notes under the indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the trustee under the indenture.

        As a result, each investor who owns a beneficial interest in a global note must rely on the procedures of DTC to exercise any rights of a holder of notes under the indenture (and, if the investor is not a participant or an indirect participant in DTC, on the procedures of the DTC participant through which the investor owns its interest).

        Payments of principal, premium (if any) interest and Additional Interest, if any, with respect to the notes represented by a global note will be made by the trustee to DTC's nominee as the registered holder of the global note. Neither we nor the trustee will have any responsibility or liability for the payment of amounts to owners of beneficial interests in a global note, for any aspect of the records relating to or payments made on account of those interests by DTC, or for maintaining, supervising or reviewing any records of DTC of any of its participants or indirect participants relating to those interests.

        Payments by participants and indirect participants in DTC to the owners of beneficial interests in a global note will be governed by standing instructions and customary industry practice and will be the responsibility of those participants or indirect participants and DTC.

        Transfers between participants in DTC will be effected under DTC's procedures and will be settled in same-day funds.

        DTC has advised us that it will take any action permitted to be taken by a holder of notes only at the direction of one or more participants to whose account DTC has credited the interests in the global notes and only in respect of such portion of the aggregate principal amount of the notes as to which such participant or participants has or have given such direction. If there is an event of default under the notes, however, DTC reserves the right to exchange the global notes for legended notes in certificated form, and to distribute such notes to its participants.

        DTC has agreed to the above procedures to facilitate transfers of interests in the global notes among its participants. DTC, however, is not obligated to perform these procedures and may discontinue or change these procedures at any time. Neither we nor the trustee will have any responsibility for the performance by DTC or its participants or indirect participants of its actions and practices or their obligations under the rules and procedures governing their operations.

  Exchange of Global Notes for Certificated Notes

        Notes in physical certificated form will be issued and delivered to each person that DTC identifies as a beneficial owner of the related notes only if:

  •
  DTC notifies us at any time that it is unwilling or unable to continue as depositary for the global notes and a successor depositary is not appointed within 90 days;

  •
  DTC ceases to be registered as a clearing agency under the Securities Exchange Act of 1934 and a successor depositary is not appointed within 90 days;

  •
  we, at our option, notify the trustee that we elect to cause the issuance of certificated notes; or

  •
  certain other events provided in the indenture should occur.

        In all cases, certificated notes delivered in exchange for any global note or beneficial interests in global notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures) and will bear any applicable restrictive legend, unless that legend is not required by applicable law.

  Exchange of Certificated Notes for Global Notes

        Certificated notes may not be exchanged for beneficial interests in any global note unless the transferor first delivers to the trustee a written certificate (in the form provided in the indenture) to the effect that such transfer will comply with the appropriate transfer restrictions, if any, applicable to the notes.

  Same Day Settlement and Payment

        We will make payments in respect of the notes represented by the global notes (including principal, premium, if any, interest and Additional Interest, if any) by wire transfer of immediately available funds to the accounts specified by the holder of global note. We will make all payments of principal, interest and premium, if any, and Additional Interest, if any, with respect to certificated notes by wire transfer of immediately available funds to the accounts specified by the holders of the certificated notes or, if no such account is specified, by mailing a check to each such holder's registered address. We expect that secondary trading in any certificated notes will also be settled in immediately available funds.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

General

        This section summarizes certain material U.S. federal income tax consequences relating to the exchange offer to holders of old notes. However, the discussion is limited in the following ways:

  •
  The discussion does not purport to deal with all aspects of federal income taxation that may be relevant to your investment in the notes or your decision to exchange the old notes for new notes.

  •
  The discussion only covers you if you bought your old notes in the initial offering at their initial offering price.

  •
  The discussion only covers you if you hold your old notes as capital assets (that is, for investment purposes), and you are not a person in a special tax situation, such as a financial institution, an insurance company, an expatriate, a regulated investment company, a broker or dealer in securities or currencies, a partnership or other entity treated as a partnership (or other pass-through entity) for federal income tax purposes (or its partners or members), a person holding the old notes as a hedge against currency risks, as a position in a "straddle" or as part of a "hedging" or "conversion" transaction for tax purposes, a U.S. expatriate, a tax-exempt organization or a person whose functional currency is not the United States dollar.

  •
  The discussion does not cover tax consequences that depend upon your particular tax situation.

  •
  The discussion is based on current law. Changes in the law may change the tax treatment of the exchange of the notes, and changes in the law can be retroactive.

  •
  The discussion does not cover state, local or foreign law.

  •
  The discussion does not address alternative minimum tax consequences, if any.

  •
  We have not requested a ruling from the Internal Revenue Service, or IRS, on any matter discussed herein. As a result, the IRS could disagree with portions of this discussion and may successfully assert a contrary position.

        A "U.S. holder" is (1) a citizen or resident of the United States, (2) a corporation (including an entity treated as a corporation for federal income tax purposes) created or organized in or under the laws of the U.S., any state thereof or the District of Columbia, (3) an estate whose income is subject to U.S. federal income tax regardless of its source, or (4) a trust if a court within the U.S. is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust. Certain trusts not described in clause (4) above in existence on August 20, 1996 that have validly elected to be treated as a U.S. person will also be a U.S. holder for purposes of the following discussion. All references to "holders" (including U.S. holders) are to beneficial owners of the notes.

        The term "Non-U.S. holder" refers to any holder of a note who or that is neither a U.S. holder nor a partnership.

        The summary is for general information only and is not tax advice with respect to any specific holder in light of any of such holder's particular circumstances. If you are considering exchanging notes, we urge you to consult your tax advisor about the particular U.S. federal, state, local and foreign tax consequences of the exchange of old notes for new notes, the ownership and disposition of the new notes and the application of the U.S. federal income tax laws to your particular situation.

Exchange of Notes

        The exchange of notes for identical debt securities registered under the Securities Act will not constitute a taxable exchange. As a result, (1) you will not recognize a taxable gain or loss as a result of exchanging your old notes; (2) the holding period of the new notes you receive will include the holding period of the old notes you exchange; and (3) the adjusted tax basis of the new notes you receive will be the same as the adjusted tax basis of the old notes you exchange determined immediately before the registered exchange.

U.S. Holders

Taxation of Interest

        Subject to the discussion in the following paragraph regarding the treatment of amounts attributable to pre-issuance accrued interest, U.S. holders will be required to recognize as ordinary income any interest paid or accrued on the new notes in accordance with such holder's regular method of accounting for U.S. federal income tax purposes.

        We intend to take the position that neither the old notes nor the new notes issued in exchange for the old notes were issued with original issue discount ("OID"). However, the IRS may take a contrary position because the initial Holders who purchased the old notes at their initial offering price were eligible to recieve a "delayed settlement special payment" with respect to such purchase. If the old notes were issued with OID, such OID would be equal to the difference between their issue price and their stated redemption price at maturity (as defined below). The "issue price" of the notes is the first price at which a substantial amount of the notes is sold for money, excluding sales to underwriters, placement agents or wholesalers. The "stated redemption price at maturity" of the notes is the amount payable at maturity (other than qualified stated interest). It is possible the IRS may assert the position that the issue price of the old notes equals the offering price reduced by the delayed settlement special payment, and, accordingly, that the old notes were issued with OID. If the old notes were issued with OID, then the new notes issued in exchange for the old notes also would be issued with OID.

        Generally, if the notes were treated as being issued with OID, U.S. holders would be required to include the OID in ordinary income for U.S. federal income tax purposes as it accrues. The OID would accrue daily in accordance with a constant yield method based on a compounding of interest. The OID allocable to any accrual period would equal the product of the adjusted issue price of the notes as of the beginning of such period and the notes' yield to maturity, less any qualified stated interest allocable to that accrual period. The "adjusted issue price" of the notes as of the beginning of any accrual period would equal the issue price of the notes increased by OID, if any, previously includable in income and decreased by any payments under the notes (other than qualified stated interest). Because OID would accrue and be includable in income at least annually and no payments other than qualified stated interest would be made under the notes, the adjusted issue price of the notes would increase throughout their life if the notes were deemed issued with OID. OID includable in income, if any, would therefore increase during each accrual period.

        We intend to take the position that after the consummation of the exchange offer, the new notes issued with respect to the old notes and the existing notes will be fungible for U.S. federal income tax purposes. However, if the new notes are issued with OID, as discussed above, the new notes would not be fungible for U.S. federal income tax purposes with the existing notes (even after the exchange offer). We have not obtained any ruling from the IRS or any opinion of counsel on this matter. Investors are strongly urged to consult their own advisors regarding the determination of the issue price of the notes and the U.S. federal, state, and foreign tax consequences of holding or disposing of the notes if it were determined that they were issued with OID.

        The old notes were issued with pre-issuance accrued interest, and a portion of the price paid for the notes was allocated to such pre-issuance accrued interest. In accordance with applicable Treasury Regulations, we will treat the amount allocated to the pre-issuance accrued interest as payment for such pre-issuance accrued interest, and not as part of the issue price of the notes. Accordingly, a non-taxable portion of the interest paid on the first interest payment date was treated as a repayment of such pre-issuance accrued interest. A U.S. holder's initial tax basis in the note will generally equal the issue price of the note, as adjusted to exclude the amount allocated to pre-issuance accrued interest.

Sale, Exchange, Redemption or other Taxable Disposition of Notes

        On the sale, exchange, redemption or other taxable disposition of a note:

  •
  You will have taxable gain or loss equal to the difference between the amount received (including the fair market value of any property other than cash) by you (to the extent such amount does not represent accrued but unpaid interest, including, but not limited to pre-issuance accrued interest, which will be treated as such) and your adjusted tax basis in the note. Your adjusted tax basis in a new note generally will equal the cost of the old note exchanged by you, excluding any amount allocated to pre-issuance accrued interest, as described above, plus OID previously accrued on the note (if any).

  •
  Your gain or loss will be capital gain or loss, and will be long-term capital gain or loss if you held the note for more than one year. Your holding period in the new note will include the holding period that you had in your old note. Capital gains of individuals derived in respect of capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Non-U.S. Holders

U.S. Federal Withholding Tax

        Subject to the discussion below concerning backup withholding, no withholding of U.S. federal income tax will be required with respect to the payment of principal or interest on notes owned by you under the "portfolio interest rule," provided that:

  •
  you do not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote within the meaning of section 871(h)(3) of the Internal Revenue Code and the regulations thereunder;

  •
  you are not a controlled foreign corporation that is related to us through stock ownership (within the meaning of section 864(d)(4) of the Internal Revenue Code and the regulations thereunder); and

  •
  you satisfy the statement requirement (described generally below) set forth in section 871(h) and section 881(c) of the Internal Revenue Code and the regulations thereunder.

        To satisfy the requirement referred to in the final bullet above, you, or a financial institution holding the notes on your behalf, must provide, in accordance with specified procedures, our paying agent with a statement to the effect that you are not a U.S. person. Currently, these requirements will be met if (1) you provide your name and address, and certify, under penalties of perjury, that you are not a U.S. person (which certification shall be made on an IRS Form W-8BEN or suitable substitute or successor form), or (2) a financial institution holding the notes on your behalf certifies, under penalties of perjury, that such statement has been received by it and furnishes our paying agent with a copy thereof. The statement requirement referred to in the final bullet above may also be satisfied with other documentary evidence with respect to a note held in an offshore account or through certain foreign intermediaries.

        If you cannot satisfy the requirements of the "portfolio interest rule" described in the bullets above, payments of interest made to you will be subject to a 30% withholding tax unless you provide us or our paying agent, as the case may be, with a properly executed:

  •
  IRS Form W-8BEN claiming an exemption from or reduction in withholding under the benefit of an applicable income tax treaty; or

  •
  IRS Form W-8ECI stating that interest paid on the notes is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the United States.

        Alternative documentation may be applicable in certain situations such as in the case of non-U.S. governments, partnerships or other or flow-through entities organized under non-U.S. law.

U.S. Federal Income Tax

        If you are engaged in a trade or business in the United States and interest on the notes is effectively connected with the conduct of such trade or business (or, if certain tax treaties apply, is attributable to your U.S. permanent establishment), you, although exempt from the withholding tax discussed above (provided the certification requirements described above are satisfied), will be subject to U.S. federal income tax on such interest on a net income basis in the same manner as if you were a U.S. holder, including the treatment of pre-issuance accrued interest, as described above. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or lesser rate under an applicable income tax treaty) of such amount, subject to adjustments.

Sale, Exchange, Redemption or other Taxable Disposition of Notes

        You generally will not be subject to U.S. federal withholding tax on gain realized on the sale, exchange, redemption or other taxable disposition of a note (except with respect to any amount representing accrued but unpaid interest, which would be subject to the rules described above). Such gain generally will also not be subject to U.S. federal income tax, unless:

  •
  you are an individual present in the U.S. for 183 days or more in the year of such sale, exchange or redemption and either (A) you have a "tax home" in the U.S. and certain other requirements are met, or (B) the gain from the disposition is attributable to your office or other fixed place of business in the U.S.;

  •
  the gain is effectively connected with your conduct of a trade or business in the U.S.; or

  •
  you are subject to provisions in the Internal Revenue Code applicable to certain U.S. expatriates.

Backup Withholding and Reporting Information

U.S. Holders

        In general, information reporting requirements will apply to payments of interest made, or the proceeds of the sale or other disposition of, the new notes with respect to certain non-corporate U.S. holders, and backup withholding may apply unless the recipient of such payment supplies a taxpayer identification number, certified under penalties of perjury, as well as certain other information or otherwise establishes an exemption from backup withholding. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against that U.S. holder's U.S. federal income tax liability provided the required information is furnished to the IRS.

Non-U.S. Holders

        Backup withholding and information reporting on Form 1099 will not apply to payments of principal and interest on the new notes to a non-U.S. holder unless the non-U.S. holder provides an IRS form W-8BEN (or other applicable form) to avoid backup withholding and information reporting. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against that non-U.S. holder's U.S. federal income tax liability provided the required information is furnished to the IRS.

PLAN OF DISTRIBUTION

        Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where the old notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the effective date, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until                        , 2006 (90 days after the date of this prospectus), all dealers effecting transactions in the new notes may be required to deliver a prospectus.

        We will not receive any proceeds from any sale of new notes by broker-dealers. New notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the new notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market price or negotiated prices. Any resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any of the new notes. Any broker-dealer that resells new notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of the new notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any resale of new notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

        For a period of 180 days after the effective date, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the holders of the old notes) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the old notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

        Certain legal matters with respect to the validity of the notes and new guarantees offered by this prospectus will be passed upon for us by Dechert LLP, New York, New York, Haynes & Boone, LLP, Dallas, Texas, Kantrow, Spaht, Weaver & Blitzer (A Professional Law Corporation), Baton Rouge, Louisiana and Schreck Brignone, Las Vegas, Nevada.

EXPERTS

        The financial statements of Edgen Corporation as of December 31, 2005 and December 31, 2004, and for the period February 1, 2005 to December 31, 2005 (Successor), the period January 1, 2005 to January 31, 2005 (Predecessor) and the fiscal years ended December 31, 2004 and 2003 (Predecessor), included in this prospectus have been audited by Deloitte & Touche LLP, independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the registration statement, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

        The financial statements of Murray International Metals, Inc. as of and for the year ended January 31, 2005 included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein and elsewhere in the registration statement, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-4 under the Securities Act, covering the notes to be issued in the exchange offer (Registration No. 333-            ). This prospectus, which is a part of the registration statement, does not contain all of the information included in the registration statement. Any statement made in this prospectus concerning the contents of any contract, agreement or other document is not necessarily complete. For further information regarding our company and the notes to be issued in the exchange offer, please refer to the registration statement, including its exhibits. If we have filed any contract, agreement or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the documents or matter involved.

        We are subject to the periodic reporting and other informational requirements of the Exchange Act. You may read and copy any reports or other information filed by us at the SEC's public reference room at 100 F Street, N.E., Washington, DC 20549. Copies of this material can be obtained from the Public Reference Section of the SEC upon payment of fees prescribed by the SEC. You may call the SEC at 800-SEC-0350 for further information on the operation of the public reference room. Our filings will also be available to the public from commercial document retrieval services and at the SEC Web site at "www.sec.gov." In addition, you may request a copy of any of these filings and copies of the indenture or other agreements referred to in this prospectus, at no cost, by writing or telephoning us at the following address or phone number Edgen Corporation, 18444 Highland Road, Baton Rouge, LA 70809, Attn: David L. Laxton, III, Chief Financial Officer; (225) 756-9868.

        If for any reason we are not required to comply with the reporting requirements of the Exchange Act, we are still required under the terms of the indenture, so long as any notes are outstanding, to furnish to the trustee and the holders of notes (1) all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K, if we were required to file such Forms, including a "Management's Discussion and Analysis of Financial Conditions and Results of Operations" that describes our financial condition and results of operations and our consolidated subsidiaries and, with respect to the annual information only, a report thereon by our certified independent accountants and (2) all current reports that would be required to be filed with the SEC on Form 8-K if we were required to file such reports. In addition, whether or not required by the rules and regulations of the SEC, we will file a copy of all such information and reports with the SEC for public availability (unless the SEC will not accept such a filing) and make such information available to the holders upon request. In addition, we have agreed that, for so long as any notes remain outstanding, we will furnish to the holders, upon their request, information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Edgen Corporation—Audited Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets at December 31, 2005 and 2004	F-3
Consolidated Statements of Operations for the period February 1, 2005 to December 31, 2005, the period January 1, 2005 to January 31, 2005, and the years ended December 31, 2004 and 2003	F-4
Consolidated Statements of Shareholder's Equity (Deficit) for the period February 1, 2005 to December 31, 2005, the period January 1, 2005 to January 31, 2005, and the years ended December 31, 2004 and 2003	F-5
Consolidated Statements of Cash Flows for the period February 1, 2005 to December 31, 2005, the period January 1, 2005 to January 31, 2005, and the years ended December 31, 2004 and 2003	F-6
Notes to Consolidated Financial Statements	F-8
Murray International Metals, Inc.—Audited and Unaudited Financial Statements
Independent Auditor's Report	F-36
Consolidated Balance Sheets at October 31, 2005 (unaudited) and January 31, 2005 (audited)	F-37
Statements of Income for the year ended January 31, 2005 (audited) and the nine months ended October 31, 2005 (unaudited)	F-38
Statements of Shareowner's Equity for the year ended January 31, 2005 (audited) and the nine months ended October 31, 2005 (unaudited)	F-39
Statements of Cash Flows for the year ended January 31, 2005 (audited) and the nine months ended October 31, 2005 (unaudited)	F-40
Notes to the Financial Statements	F-41

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of
Edgen Corporation
Baton Rouge, Louisiana

        We have audited the accompanying consolidated balance sheets of Edgen Corporation and subsidiaries as of December 31, 2005 and 2004 and the related consolidated statements of operations, shareholder's equity (deficit), and cash flows for the period February 1, 2005 to December 31, 2005, the period January 1, 2005 to January 31, 2005 and each of the two years in the period ended December 31, 2004 and 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Edgen Corporation and subsidiaries at December 31, 2005 and 2004, and the results of its operations and its cash flows for the period February 1, 2005 to December 31, 2005, the period January 1, 2005 to January 31, 2005 and each of the two years in the periods ended December 31, 2004 and 2003 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

New Orleans, Louisiana
March 30, 2006

EDGEN CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2005 and 2004

	Successor 2005	Predecessor 2004
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$18,013,533	$134,299
Accounts receivable—net of allowance for doubtful accounts of $128,573 and $658,675	41,862,061	31,750,990
Accounts receivable—affiliated	19,483	—
Inventory	81,003,469	57,960,261
Income tax receivable	21,551	2,601,312
Prepaid expenses and other current assets	1,112,337	934,647
Deferred tax asset	1,670,166	1,471,557

Total current assets	143,702,600	94,853,066
PROPERTY, PLANT AND EQUIPMENT—net	11,258,703	10,422,777
GOODWILL	37,126,769	6,459,345
OTHER INTANGIBLES	23,424,188	58,748
OTHER ASSETS	177,581	114,627
DEFERRED TAX ASSET	—	6,918,313
DEFERRED FINANCING COSTS	8,345,417	35,272

TOTAL	$224,035,258	$118,862,148

LIABILITIES, REDEEMABLE PREFERRED STOCK AND SHAREHOLDER'S EQUITY (DEFICIT)
CURRENT LIABILITIES:
Managed cash overdrafts	$488,748	$1,361,404
Accounts payable	41,213,411	19,017,837
Accounts payable—affiliated	218,094	—
Accrued expenses and other current liabilities	9,382,103	5,440,586
Accrued interest payable	5,600,278	935,011
Current portion of long-term debt	160,984	7,229,553

Total current liabilities	57,063,618	33,984,391
DEFERRED TAX LIABILITY	2,775,879	—
LONG-TERM DEBT	134,807,164	40,653,230

Total liabilities	194,646,661	74,637,621
Redeemable preferred stock—Series A Cumulative Compounding, $.01 par value, 40,000 shares authorized and designated, 21,600 shares issued and outstanding as of December 31, 2005	23,303,400	—
Mandatorily redeemable preferred stock, $.01 par value, 372,644 shares authorized and designated; 367,644 shares plus accrued dividends issued and outstanding, Series A	—	51,978,809
Mandatorily redeemable preferred stock, $.01 par value, 10,000 shares authorized, issued, and outstanding, Series B	—	4,000,000

Total redeemable preferred stock	23,303,400	55,978,809
COMMITMENTS AND CONTINGENCIES	—	—
SHAREHOLDER'S EQUITY (DEFICIT):
Common stock—Class A, $.01 par value, 5,000,000 and 6,000,000 shares authorized; 2,681,564 and 4,307,880 shares issued and outstanding as of December 31, 2005 and 2004, respectively	26,816	43,079
Common stock—Class B, $.01 par value, 505,512 shares authorized, issued, and outstanding at December 31, 2004	—	5,055
Paid-in capital	2,654,749	22,578,191
Accumulated comprehensive income	77,971	—
Retained earnings (deficit)	3,325,661	(31,742,997)
Less treasury stock 570,300 shares—at cost at December 31, 2004	—	(2,637,610)

Total shareholder's equity (deficit)	6,085,197	(11,754,282)

TOTAL	$224,035,258	$118,862,148

See accompanying notes to consolidated financial statements.

EDGEN CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

Period February 1, 2005 to December 31, 2005, Period January 1, 2005 to January 31, 2005,
Year Ended December 31, 2004 and Year Ended December 31, 2003

	Successor	Predecessor
	Period February 1, 2005 to December 31, 2005	Period January 1, 2005 to January 31, 2005	2004	2003
SALES	$262,745,937	$18,944,787	$207,820,561	$147,025,113
COST OF SALES	209,462,849	14,153,065	155,357,167	121,145,944

Gross profit	53,283,088	4,791,722	52,463,394	25,879,169
OPERATING EXPENSES:
Yard and shop expense	4,533,611	389,928	4,592,408	4,013,223
Selling, general, and administrative expense	23,763,703	13,974,331	27,416,048	25,581,987
Depreciation and amortization expense	5,466,123	200,644	2,399,569	2,000,512

Total operating expenses	33,763,437	14,564,903	34,408,025	31,595,722
INCOME (LOSS) FROM OPERATIONS	19,519,651	(9,773,181)	18,055,369	(5,716,553)
OTHER INCOME (EXPENSE):
Other income (expense)	(307,644)	(49,886)	105,752	173,397
Interest expense	(11,334,155)	(333,288)	(5,162,981)	(3,122,067)

INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAX EXPENSE	7,877,852	(10,156,355)	12,998,140	(8,665,223)
INCOME TAX EXPENSE (BENEFIT)	2,848,791	(1,916,508)	(3,210,865)	(4,194,627)

INCOME (LOSS) FROM CONTINUING OPERATIONS	5,029,061	(8,239,847)	16,209,005	(4,470,596)
DISCONTINUED OPERATIONS:
Loss from discontinued operations before income taxes	—	—	—	(347,866)
Income tax benefit	—	—	—	159,124

NET INCOME (LOSS)	5,029,061	(8,239,847)	16,209,005	(4,659,338)
PREFERRED DIVIDEND REQUIREMENT	(1,703,400)	(189,949)	(2,205,864)	(2,211,864)

NET INCOME (LOSS) APPLICABLE TO COMMON SHAREHOLDERS	$3,325,661	$(8,429,796)	$14,003,141	$(6,871,202)

See accompanying notes to consolidated financial statements.

EDGEN CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY (DEFICIT)
Period February 1, 2005 to December 31, 2005, Period January 1, 2005 to January 31, 2005,
Year Ended December 31, 2004 and Year Ended December 31, 2003

	Class A Common Stock	Class B Common Stock	Paid-In Capital	Unearned Stock-based Compensation	Notes Receivable from Shareholders	Accumulated Other Comprehensive Income	Retained Earnings (Deficit)	Treasury Stock	Total
PREDECESSOR
BALANCE—January 1, 2003	$43,079	$5,055	$22,578,191	$—	$(2,117,735)	$—	$(38,874,936)	$(156,300)	$(18,522,646)
Payment of Shareholder Notes	—	—	—	—	1,028,653	—	—	—	1,028,653
Net income	—	—	—	—	—	—	(4,659,338)	—	(4,659,338)
Repurchase of Class A Common Stock	—	—	—	—	—	—	—	(1,167,749)	(1,167,749)
Preferred dividend requirement	—	—	—	—	—	—	(2,211,864)	—	(2,211,864)

BALANCE—December 31, 2004	43,079	5,055	22,578,191	—	(1,089,082)	—	(45,746,138)	(1,324,049)	(25,532,944)
Payment of Shareholder Notes	—	—	—	—	1,089,082	—	—	—	1,089,082
Net income	—	—	—	—	—	—	16,209,005	—	16,209,005
Repurchase of Class A Common Stock	—	—	—	—	—	—	—	(1,313,561)	(1,313,561)
Preferred dividend requirement	—	—	—	—	—	—	(2,205,864)	—	(2,205,864)

Balance—December 31, 2004	43,079	5,055	22,578,191	—	—	—	(31,742,997)	(2,637,610)	(11,754,282)
Preferred dividend requirement	—	—	—	—	—	—	(189,949)	—	(189,949)
Net loss	—	—	—	—	—	—	(8,239,847)	—	(8,239,847)

Balance—January 31, 2005	$43,079	$5,055	$22,578,191	$—	$—	$—	$(40,172,793)	$(2,637,610)	$(20,184,078)

SUCCESSOR
Balance—February 1, 2005	$—	$—	$—	$—	$—	$—	$—	$—	$—
Net income	—	—	—	—	—	—	5,029,061	—	5,029,061
Other comprehensive income:
Foreign translation adjustments, net of tax of $19,494	—	—	—	—	—	77,971	—	—	77,971
Comprehensive income	—	—	—	—	—	—	—	—	5,107,032
Issuance of Class A common stock	24,000	—	2,376,000	—	—	—	—	—	2,400,000
Issuance of stock based compensation	2,816	—	278,749	(281,565)	—	—	—	—	—
Amortization of stock-based compensation	—	—	—	281,565	—	—	—	—	281,565
Preferred dividend requirement	—	—	—	—	—	—	(1,703,400)	—	(1,703,400)

Balance—December 31, 2005	$26,816	$—	$2,654,749	$—	$—	$77,971	$3,325,661	$—	$6,085,197

See accompanying notes to consolidated financial statements

EDGEN CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Period February 1, 2005 to December 31, 2005, Period January 1, 2005 to January 31, 2005,
Year Ended December 31, 2004 and Year Ended December 31, 2003

	Successor	Predecessor
	Period February 1, 2005 to December 31, 2005	Period January 1, 2005 to January 31, 2005	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss) from continuing operations	$5,029,061	$(8,239,847)	$16,209,005	$(4,470,596)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	5,466,123	200,644	2,399,569	2,000,512
Amortization of deferred financing costs	1,131,496	35,272	1,519,002	160,226
Accretion of discount on long-term debt	8,914	—	—	—
Stock-based compensation expense	281,565	—	—	—
Provision for doubtful accounts	192,299	26,700	352,701	868,787
Inventory purchase price allocation adjustment	1,687,557	—	—	—
Deferred income tax benefit	(895,278)	—	(4,374,297)	(1,561,885)
Gain on redemption of Preferred and Common Stock	—	—	—	(81,973)
Gain on foreign currency transactions	130,914	—	—	—
Gain (loss) on sale of property, plant and equipment	104,150	—	(333)	(32,675)
Changes in assets and liabilities:
(Increase) decrease in accounts receivable	(5,898,360)	1,990,700	(10,926,726)	7,864,754
(Increase) decrease in inventories	(11,248,142)	(3,183,716)	(4,486,412)	10,210,604
Decrease (increase) in prepaid expenses and other current assets	2,733,628	(2,951,174)	951,480	(16,405)
Increase (decrease) increase in accounts payable	5,576,961	6,317,806	(97,290)	11,543,201
(Decrease) increase in accrued liabilities and other expenses	(351,259)	11,695,123	4,216,373	(1,965,637)
Increase (decrease) in income tax payable	897,987	775,482	—	(1,631,080)
Decrease (increase) in income tax receivable	4,659,435	(2,418,165)	185,502	—
Decrease (increase) in other	20,418	—	(100,000)	(44,189)

Net cash provided by operating activities from continuing operations	9,527,469	4,248,825	5,848,574	22,843,644
Net cash provided by operating activities from discontinued operations	—	—	—	1,894,655

Net cash provided by operating activities	9,527,469	4,248,825	5,848,574	24,738,299
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of Edgen Corporation—net of cash acquired	(121,836,030)	—	—	—
Purchase of Western Flow Products, Inc.—net of cash acquired	(1,746,201)	—	—	—
Purchase of Murray International Metals, Inc.—net of cash acquired	(11,049,097)	—	—	—
Purchase of SISCO—net of cash acquired	—	—	—	(500,000)
Purchase of ProMetals, Inc.—net of cash acquired	—	—	—	(400,000)
Purchase of property, plant and equipment	(1,315,012)	(4,079)	(1,111,757)	(2,498,838)
Proceeds from the sale of capital assets	3,422	3,000	75,800	—

Net cash used in investing activities from continuing operations	(135,942,918)	(1,079)	(1,035,957)	(3,398,838)
Net cash provided by investing activities from discontinued operations	—	—	—	283,772

Net cash used in investing activities	(135,942,918)	(1,079)	(1,035,957)	(3,115,066)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of long-term debt, net of discount	134,605,000	—	1,500,000	6,065,705
Proceeds from issuance of common stock	2,400,000	—	—	—
Proceeds from issuance of preferred stock	21,600,000	—	—	—
Proceeds from debt issuance—net of payments under revolving credit agreement	—	116,438	1,635,175	(19,722,267)
Deferred financing costs	(9,476,913)	—	(1,431,623)	—
Principal payments on notes payable and long-term debt	(5,179,749)	(232,072)	(6,225,056)	(577,072)
Purchase of common stock for treasury	—	—	(1,313,561)	(1,167,749)
Proceeds from repayment of shareholder notes	—	—	1,089,083	1,028,653
Redemption of preferred stock	—	—	(145,141)	(464,627)
Increase (decrease) in managed cash overdraft	480,644	(1,361,404)	(2,911,801)	(3,661,270)

Net cash provided by (used in) financing activities from continuing operations	144,428,982	(1,477,038)	(7,802,924)	(18,498,627)
Net cash provided by financing activities from discontinued operations	—	—	—	—

Net cash provided by (used in) financing activities	144,428,982	(1,477,038)	(7,802,924)	(18,498,627)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	18,013,533	2,770,708	(2,990,307)	3,124,606
CASH AND CASH EQUIVALENTS (Beginning of year)	—	134,299	3,124,606	—

CASH AND CASH EQUIVALENTS (End of year)	$18,013,533	$2,905,007	$134,299	$3,124,606

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the year for:
Interest	$5,709,887	$280,629	$2,553,693	$3,090,045

Income taxes	$211,929	—	$1,327,110	$338,082

NON-CASH INVESTING AND FINANCING ACTIVITES:
Equipment acquired through capital leases	$87,538	—	—	—

Issuance of note payable in connection with acquisition of Western Flow Products, Inc.	246,407	—	—	—

Issuance of restricted stock	281,565	—	—	—

Dividends on preferred stock	1,703,400	189,949	2,205,864	2,211,864

See accompanying notes to consolidated financial statements.

EDGEN CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2005, 2004 and 2003

1.    ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Description of Business—Edgen Corporation ("Edgen" or the "Company"), a Nevada corporation, was formed on November 30, 2000. Through its wholly owned subsidiaries, Edgen Alloy Products Group, L.L.C. ("Edgen Alloy"), Edgen Carbon Products Group, L.L.C. ("Edgen Carbon"), and Edgen Canada Inc. ("Edgen Canada"), Edgen distributes and sells prime carbon steel pipe, alloy grade pipe, fittings and flanges, high grade structural tubes, sections and plates, and provides services for the applications of such pipe and steel products. The Company has no assets or operations independent of its wholly owned subsidiaries. During 2005, the Company acquired Western Flow Products, Inc. in July 2005 and Murray International Metals, Inc. in December 2005 (see note 2).

        On February 1, 2005, Edgen Acquisition Corporation, a corporation newly formed by Jefferies Capital Partners ("JCP") and certain members of Edgen management, purchased all of the outstanding capital stock of Edgen from its existing stockholders for an aggregate purchase price of approximately $124.0 million, which included the assumption or repayment of indebtedness of Edgen but excluded the payment of fees and expenses. The acquisition was funded with proceeds to Edgen Acquisition Corporation from the issuance and sale of $105.0 million aggregate principal amount of 9 7/8% Senior Secured Notes ("Notes") due 2011 and from an equity investment from funds managed by JCP and certain members of Edgen management. Concurrently with the purchase, Edgen entered into a new $20 million senior secured revolving credit facility.

        Simultaneously with the acquisition and the related financing transactions, Edgen Acquisition Corporation was merged with and into Edgen Corporation, which survived the merger and became liable for all obligations under the Notes and borrowings under the new revolving credit facility. We refer to the acquisition of Edgen Corporation, the offering and issuance of the old notes, the equity investment, the related financing transactions and the merger collectively as the "Buy-out Transaction." Edgen Corporation following the merger is referred to as the "Successor." Edgen Corporation prior to the merger is referred to as the "Predecessor."

        On December 16, 2005, our stockholders organized a new holding company, Edgen/Murray L.P., to hold all of the outstanding equity interests of Edgen and a newly created company, Pipe Acquisition Limited ("PAL") which acquired Murray International Metals Ltd. ("MIM UK") on December 16, 2005. In a separate but related transaction, Edgen acquired Murray International Metals, Inc. ("MIM US"), the U.S. subsidiary of MIM UK. Edgen/Murray L.P. is a Delaware limited partnership and is controlled by funds managed by JCP. Additionally, certain members of Edgen's management are officers of Edgen/Murray. In connection with the MIM UK acquisition, Edgen/Murray also issued additional partnership interests to the funds managed by JCP, to certain members of management of our company and MIM UK and the sellers of MIM UK.

        Basis of Presentation—The consolidated financial statements and notes are presented in accordance with accounting principles generally accepted in the United States of America ("generally accepted accounting principles" or "GAAP"). The consolidated financial statements include the accounts of Edgen and its wholly owned subsidiaries. All intercompany transactions are eliminated in consolidation.

        Our foreign subsidiary, Edgen Canada, maintains its accounting records in its local currency, the Canadian dollar ("CAD"). All of the assets and liabilities of this subsidiary (including long-term assets, such as goodwill) are converted to U.S. dollars with the effect of the foreign currency translation reflected in accumulated other comprehensive income, a component of shareholder's equity (deficit), in accordance with the Financial Accounting Standards Board's ("FASB") Statement of Financial

Accounting Standards ("SFAS") No. 52, "Foreign Currency Translation," and SFAS No. 130, "Reporting Comprehensive Income." Foreign transaction gains or losses are charged to income in the period the transactions are settled.

        In accordance with GAAP, we have separated our historical financial results for the Predecessor and the Successor. The separate presentation is required under GAAP in situations when there is a change in accounting basis, which occurred when purchase accounting was applied to the acquisition of the Predecessor. Purchase accounting requires that the historical carrying value of assets acquired and liabilities assumed be adjusted to fair value, which may yield results that are not comparable on a period-to-period basis due to the different, and sometimes higher, cost basis associated with the allocation of the purchase price. In addition, at the time of the acquisition of the Predecessor, we experienced changes in our business as a result of the other transactions that were consummated in connection with the acquisition of the Predecessor. There were no material changes to the operations or customer relationships of the business as a result of the acquisition of the Predecessor.

        Use of Estimates—The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        Cash Equivalents—The Company considers all highly-liquid investments with an original maturity of three months or less at the time of purchase to be cash equivalents.

        Inventory—Inventory consists primarily of prime carbon steel pipe and plate, alloy grade pipe, fittings and flanges and structural sections and plates. Inventory is stated at the lower of cost or market. Cost is determined by the average cost method.

        Property, Plant and Equipment—Property, plant and equipment are recorded at cost. Depreciation of property, plant and equipment is provided for financial reporting purposes on the straight-line method over the estimated useful lives of the individual assets, which range from 2 to 39 years. For income tax purposes, accelerated methods of depreciation are used. Ordinary maintenance and repairs which do not extend the physical or economic lives of the plant or equipment, are charged to expense as incurred.

        Goodwill and Other Intangible Assets—Goodwill represents the excess of the amount we paid to acquire a company over the estimated fair value of tangible assets and identifiable assets acquired, less liabilities assumed. Other identifiable intangible assets include customer relationships, tradenames, non-competition agreements and trademarks. Other identifiable intangibles with finite useful lives are amortized to expense over the estimated useful life of the asset. Customer relationships and non-competition agreements are amortized on a straight-line basis over their estimated useful life, 7 years for customer relationships and 1 to 5 years for non-competition agreements. Identifiable intangible assets with an indefinite useful life, including goodwill, tradenames and trademarks, are evaluated annually in the first quarter or more frequently if circumstances dictate, for impairment by comparison with their carrying amounts with the fair value of the individual assets. No goodwill impairment was identified in 2005, 2004 and 2003.

        Impairment of Long-lived Assets—We assess the impairment of long-lived assets, including property, plant and equipment and customer relationships, when events or changes in circumstances indicate that the carrying value of the assets or the asset group may not be recoverable. The asset impairment review assesses the fair value of the assets based on the future cash flows the assets are expected to generate. An impairment loss is recognized when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from the disposition of the asset (if any) are less than the related asset's carrying amount. Impairment losses are measured as the amount by which the carrying amounts of the assets exceed their fair values.

        Deferred Financing Costs—Deferred financing costs are charged to operations as additional interest expense over the life of the underlying indebtedness using the interest method. Deferred financing costs charged to operations as interest during the period February 1, 2005 to December 31, 2005, the period January 1, 2005 to January 31, 2005, and the years ended December 31, 2004 and 2003 were $1,131,491, $35,272, $1,519,002, and $160,226, respectively.

        Income Taxes—Income taxes are provided using the liability method in accordance with SFAS No. 109, Accounting for Income Taxes. Under this method, deferred income taxes are recorded based upon differences between the financial reporting and income tax basis of assets and liabilities and are measured using the enacted income tax rates and laws that will be in effect when the differences are expected to reverse.

        Revenue Recognition—Revenue is recognized on products sales when products are shipped and the customer takes title and assumes risk of loss. Shipping and handling costs incurred are included as a component of cost of goods sold.

        Stock-Based Compensation—The Company accounts for its stock-based employee compensation plan which allows for the granting of stock options and restricted stock using the intrinsic value-based method of accounting, as permitted, and discloses, if material, pro forma information as if accounted for using the fair value-based method as prescribed by accounting principles. Because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized on options granted.

        If compensation cost for the Company's cost based compensation plan had been determined on the fair value method at the grant dates for awards, there would have been no material impact on the Company's reported net income or earnings per share. The fair value of options was estimated using a Black-Scholes option pricing model. Because employee stock options have differing characteristics and changes in the subjective input assumptions can materially affect the fair value estimate, the Black-Scholes valuation model does not necessarily provide a reliable measure of the fair value of employee options.

        The FASB has issued FASB Statement No. 123(R), Share-Based Payment (the "Statement"), that addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments. The Statement eliminates the ability to account for share-based compensation transactions using the intrinsic value-based method of accounting, and generally requires instead that such transactions be accounted for using a fair-value based method. The Statement permits use of option pricing models other than the Black-Scholes option pricing model. There was no impact on the Company's consolidated financial statements as a result of the adoption of this Statement.

        Derivative Financial Instruments—The Company enters into foreign currency forward exchange contracts to minimize our foreign exchange risks associated with certain inventory purchase transactions that are denominated in a foreign currency (primarily the Euro). We do not monitor these foreign currency forward exchange contracts for hedge effectiveness. Gains and losses associated with these contracts are accounted for as other income (loss) on the statement of operations.

        Fair Values of Financial Instruments—The carrying value of cash and cash equivalents, receivables, accounts payable and accrued liabilities approximate their fair value due to the short maturity of those instruments. The fair value of long-term debt was approximately $132.0 million based on recent trades by investors.

        Other Comprehensive Income—Comprehensive income includes all changes in equity during the period presented that result from transactions and other economic events other than transactions with shareholders.

        Recent Accounting Pronouncements—From time to time, new accounting pronouncements are issued by the FASB which are adopted by the Company as of the specified effective date. Unless otherwise discussed, management believes the impact of recently issued standards which are not yet effective will not have a material impact on the company's consolidated financial statements upon adoption.

        Reclassifications—Certain reclassifications have been made to prior year amounts to conform to current period presentation. All reclassifications have been applied consistently for the periods presented.

2.    ACQUISITIONS

Edgen Corporation

        As described in note 1, on February 1, 2005, Edgen Acquisition Corporation purchased all of the outstanding capital stock of Edgen from its existing stockholders for an aggregate purchase price of approximately $124.0 million, which included the assumption or repayment of indebtedness of Edgen but excluded the payment of certain fees and expenses. The acquisition was funded with (i) proceeds to Edgen Acquisition Corporation from the issuance and sale of $105.0 million aggregate principal amount of Notes, (ii) from an equity investment from funds managed by JCP and certain members of Edgen management and (iii) a payable to the sellers of approximately $2,975,164 based upon receipt of certain income tax refunds for the remainder of the purchase price.

        The estimated fair value of the assets acquired and liabilities assumed relating to the acquisition is summarized below:

Accounts receivable	$29,733,590
Inventory	63,097,410
Other current assets	17,982,343
Property, plant and equipment	12,110,055
Goodwill	22,047,680
Customer relationships, tradenames and other intangibles assets	26,624,916
Accounts payable	(25,335,643)
Accrued expenses and other current liabilities	(12,959,496)
Deferred tax liability	(11,441,997)
Long-term debt	(22,828)

Purchase price (net of cash received of $3,582,737)	$121,836,030

Western Flow Products, Inc.

        On July 15, 2005, our subsidiary, Edgen Canada, Inc., acquired the common stock of Western Flow Products, Inc. ("Western Flow") for a purchase price of approximately $1,971,000 (2,400,000 CAD) consisting of a cash payment of approximately $1,725,000 (2,100,000 CAD) and the issuance of a note payable to the sellers for approximately $246,000 (300,000 CAD). Under the purchase agreement, an additional 500,000 CAD of purchase price is contingent upon the achievement of a specified earnings threshold subsequent to the acquisition. As of January 31, 2006, the earnings threshold was met and the amount became payable to the sellers. Western Flow is located in Edmonton, Alberta and is a specialty alloy pipe and components distributor primarily to the oil and gas, processing and power generation industries. The operations of this acquisition will be merged into the Company's subsidiary, Edgen Canada and are included in our operating results from the date of the acquisition.

        The estimated fair value of the assets acquired and liabilities assumed relating to the acquisition is summarized below:

Accounts receivable	$1,214,760
Inventory	877,727
Other current assets	6,065
Property, plant and equipment	31,647
Goodwill	686,438
Accounts payable	(680,759)
Note payable to sellers	(258,642)
Accrued expenses and other current liabilities	(131,035)

Purchase price (net of cash received of $83)	$1,746,201

Murray International Metals, Inc.

        On November 29, 2005, our subsidiary, Edgen Carbon Products Group, L.L.C., entered into a purchase agreement with MIM UK to acquire all of the equity interests of MIM UK's U.S. subsidiary, MIM US, for an aggregate purchase price, including assumption of debt, of approximately $20,600,000. The assumption of debt included a 2,900,000 GBP (approximately 5,000,000 USD) note payable to MIM UK which was funded and paid by Edgen upon closing. In a separate transaction, PAL entered into a purchase agreement with Murray International Holdings Limited and the shareholders of MIM UK and acquired all of the equity interests of MIM UK.

        MIM US is a leading supplier of high yield and special grade structural steel to oil and gas projects being engineered and managed by leading operators, engineering houses and offshore fabricators in the oil and gas industry primarily in North and South America. MIM US offers a complete range of high yield steel plate, sections, and tubulars. MIM US is based in Houston, Texas, and is presently a wholly owned subsidiary of Edgen Carbon Products Group, L.L.C.

        As of December 31, 2005, the purchase price allocation is preliminary as we have not completed our review and valuation procedures of the assets acquired and the liabilities assumed on December 16, 2005 including identified other intangible assets, if any. The preliminary purchase price allocation as of December 31, 2005 includes the following:

Accounts receivable	$5,180,054
Inventory	7,413,860
Other current assets	1,319
Property, plant and equipment	77,469
Goodwill	14,363,647
Other assets	33,318
Deferred tax asset	171,620
Accounts payable	(9,689,915)
Accrued expenses and other current liabilities	(1,327,375)
Current portion of long-term debt	(16,806)
Deferred tax liability	(11,464)
Note payable due to Murray International Holdings Ltd.	(5,146,630)

Purchase price (net of cash received of $10,847,763)	$11,049,097

        The following table reflects the pro forma revenue and net income for the periods presented as though these acquisitions and related transactions had taken place at the beginning of each period:

	Successor	Predecessor
	Period February 1, 2005 to December 31, 2005	Period January 1, 2005 to January 31, 2005	2004
	(Unaudited)
Revenue	$293,601,000	$24,403,000	$240,047,000
Net income (loss)	5,510,000	(8,162,000)	12,925,000

3.    PROPERTY, PLANT AND EQUIPMENT

        Property, plant and equipment at December 31, 2005 and 2004 consisted of the following:

	Successor 2005	Predecessor 2004
Land and land improvements	$8,462,322	$5,903,748
Building	1,024,413	908,148
Equipment and computers	15,083,453	16,250,332
Leasehold improvements	798,974	2,255,968
	25,369,162	25,318,196
Less accumulated depreciation	(14,110,459)	(14,895,419)

Property, plant and equipment—net	$11,258,703	$10,422,777

        Substantially all of the Company's property, plant and equipment serves as collateral for the Company's credit arrangements and long-term debt (see note 6). Depreciation expense for the period February 1, 2005 to December 31, 2005, the period January 1, 2005 to January 31, 2005 and the years ended December 31, 2004 and 2003 was $2,265,398, $189,812, $2,281,652 and $1,896,045, respectively.

4.    INTANGIBLE ASSETS

        Intangible assets consist of the following:

	Successor 2005	Predecessor 2004
Customer relationships	$21,014,440	$—
Tradenames	2,396,000	—
Non-compete agreements	—	$45,000
Trademarks	13,748	13,748

	$23,424,188	$58,748

        In connection with the Buy-out Transaction on February 1, 2005, customer relationships and tradename intangible assets were identified and recorded in the purchase price allocation (see note 2).

        Amortization expense was $3,200,725, $10,832, $117,917, and $154,167, for the period February 1, 2005 to December 31, 2005, the period January 1, 2005 to January 31, 2005, the years ended December 31, 2004 and 2003, respectively. Accumulated amortization of intangible assets at December 31, 2005 and 2004 was $3,416,560 and $205,000, respectively.

        The following table presents scheduled amortization expense for the next five years:

2006	$3,454,429
2007	3,454,429
2008	3,454,429
2009	3,454,429
2010	3,454,429

5.    GOODWILL

        Under SFAS No. 142, an impairment test is required to be performed upon adoption and at least annually thereafter. The impairment test is the result of adopting a fair value approach to testing goodwill as compared to the previous method utilized in which evaluations of goodwill impairment were made using the estimated future undiscounted cash flows compared to the carrying amount. Material amounts of recorded goodwill attributable to each of the Company's reporting units were tested on January 1, 2005, 2004, and 2003 for impairment by comparing the fair value of each reporting unit with its carrying value. Fair value was determined using discounted cash flows, and guideline company multiples. Significant estimates used in the methodologies include estimates of future cash flows, future short-term and long-term growth rates, weighted average cost of capital and guideline company multiples for each of the reportable units. On an annual basis (absent any impairment indicators), the Company expects to perform its impairment tests during the first quarter.

        Based on the impairment test, the Company recognized no impairment charge in 2005, 2004 and 2003.

        The following table reflects changes to goodwill by reportable segment and changes to goodwill during the period February 1, 2005 to December 31, 2005, the period January 1, 2005 to January 31, 2005, and the years ended December 31, 2004 and 2003:

	Edgen Alloy	Edgen Carbon	Consolidated
Successor
Balance at February 1, 2005	$—	$—	$—
Buy-out Transaction	4,319,500	17,728,180	22,047,680
Acquisition of Western Flow Products, Inc.	686,438	—	686,438
Acquisition of Murray International Metals, Inc.	—	14,363,647	14,363,647
Foreign currency translation adjustment	29,004	—	29,004

Balance at December 31, 2005	$5,034,942	$32,091,827	$37,126,769

        In connection with the Buy-out Transaction, the carrying value of goodwill as of February 1, 2005 of $6,459,345 was replaced with goodwill derived in the Buy-out Transaction purchase price allocation (see note 2). There were no other changes in the carrying amount of goodwill from January 1, 2004 to January 31, 2005.

6.    CREDIT ARRANGEMENTS AND LONG-TERM DEBT

        Credit arrangement and long-term debt consisted of the following at December 31, 2005 and 2004:

	Successor 2005	Predecessor 2004
9 7/8% Senior Secured Notes due 2011, net of discount of $1,386,086	$134,613,914	$—
Revolving credit facility, interest due monthly at a base rate of the lender's stated prime (7.25% at December 31, 2005) or LIBOR plus 200 basis points (6.16% at December 31, 2005), through maturity in February 2010; secured by a lien on the assets of Edgen Alloy and Edgen Carbon	—	—
Revolving credit loans; interest due monthly at a base rate of LIBOR plus 300 basis points (5.4% at December 31, 2004), through maturity in February 2008; secured by a lien on the assets of Edgen Alloy and Edgen Carbon	—	$39,608,998
Term loan, quarterly principal payments beginning June 30, 2004, including interest at the base rate of LIBOR plus 300 basis points (5.4% at December 31, 2004) through maturity in February 2008; secured by a lien on the assets of Edgen Alloy and Edgen Carbon	—	1,275,000
Demand note; monthly interest payments at LIBOR plus 10 basis points per annum (2.43% at December 31, 2004), commencing October 1, 2002 through maturity to September 2005, payable to Amsouth Bank	—	4,490,000
Convertible term notes; interest due at maturity at 12% per annum, commencing October 25, 2000 through maturity in October 2005	—	2,041,644
Note payable to sellers of Western Flow Products, Inc., interest accrues at 6%, due with semi-annual payments scheduled in July 2006 and 2007	257,290	—
Various capital leases to a corporation; monthly payments range from $356 to $1,388; at an interest rate of 7.5% per annum, commencing July 2005 through maturity in June 2010; secured by equipment	96,944	317,141
Unsecured subordinated promissory note to a corporation; annual payments of $150,000, including interest at 5.0% per annum, commencing March 31, 2004 through maturity in March 31, 2005	—	150,000
Total	134,968,148	47,882,783
Less current portion	(160,984)	(7,229,553)

Long-term debt	$134,807,164	$40,653,230

Senior Secured Notes

        On February 1, 2005, the Company issued $105.0 million aggregate principal amount of 9 7/8% Senior Secured Notes due 2011. The proceeds from the issuance of the Notes were used to retire substantially all of the Company's long-term debt under its existing revolving credit facility and certain other notes and loans on February 1, 2005. Then on December 16, 2005, the Company issued an additional $31.0 million aggregate principal amount of 9 7/8% Senior Secured Notes due 2011 with the proceeds funding the acquisition of MIM US (see note 2).

        Interest accrues on the Notes at the stated rate semi-annually and is payable in arrears on each February 1 and August 1, beginning on August 1, 2005.

        The Company may redeem some or all of the Notes at any time prior to February 1, 2008 at a make-whole redemption price set forth in the terms of the Notes. On or after February 1, 2008, the Company may at its option, redeem some or all of the Notes at the following redemption prices, plus accrued and unpaid interest to the date of redemption:

On or after:
February 1, 2008	104.938%
February 1, 2009	102.469%
February 1, 2010	100.000%

        In addition, at any time prior to February 1, 2007, the Company may redeem up to 35% of the aggregate principal amounts of the Notes issued under the indenture at a price equal to 109.875% of their principal amount, plus accrued and unpaid interest, to the date of redemption with the net cash proceeds of certain equity offerings. The terms of the Notes also contain certain change in control and sale of asset provisions where the holders of the Notes have the right to require the Company to repurchase all or any part of the Notes at an offer price in cash equal to 101% and 100%, respectively, of their principal amount, plus accrued and unpaid interest, to the date of the repurchase.

        The indenture governing the Notes contains various covenants that limit our discretion in the operation of our business. It, among other things: (i) limits our ability and the ability of our subsidiaries to incur additional indebtedness, issue shares of preferred stock, incur liens and enter into certain transactions with affiliates; (ii) places restrictions on our ability to pay dividends or make certain other restricted payments; and (iii) places restrictions on our ability and the ability of our subsidiaries to merge or consolidate with any other person or sell, assign, transfer, convey or otherwise dispose of all or substantially all of our assets. The indenture provides for a restricted payment pool out of which we are permitted to make certain restricted payments, including cash dividends, provided that no event of default has occurred and we would be able to incur additional indebtedness under the applicable restrictive covenant. The restricted payment pool is generally an amount calculated based on 50% of our consolidated net income, as defined in the indenture, and earned during the period beginning on February 1, 2005 and ending on the last day of the most recent fiscal quarter prior to the restricted payment, as adjusted and subject to certain exceptions as provided in the indenture.

        All of the Company's domestic subsidiaries fully and unconditionally guarantee the Notes on a joint and several basis. Neither Edgen/Murray, L.P. nor MIM UK guarantees the Notes. The Notes and the related guarantees are secured by a lien on substantially all of the Company's assets and the assets of our existing and future domestic restricted subsidiaries (other than certain excluded assets such as our and our existing and future subsidiaries' leasehold interests and the capital stock of our existing and future subsidiaries), subject to certain permitted liens and other limitations. Under an intercreditor agreement, the security interest in those assets consisting of inventory, accounts receivable, lockboxes, deposit accounts, securities accounts and financial assets credited thereto, and certain related assets that secure the Notes and the related guarantees, are subordinated to a lien thereon that secures our revolving credit facility. As a result of such lien subordination, the Notes are effectively subordinated to our revolving credit facility to the extent of the value of such assets.

        There are no significant restrictions on the Company's ability and the ability of the subsidiary guarantors to obtain funds from the Company's and the subsidiary guarantors' respective subsidiaries by dividend or loan.

Revolving Credit Facility

        In connection with the Buy-out Transaction, Edgen entered into a new $20 million senior secured revolving credit facility (the "Credit Agreement") with GMAC Commercial Finance LLC ("GMAC CF"), replacing its $55.5 million revolving credit agreement. The Credit Agreement is subject to certain borrowing limitations and matures on February 1, 2010. Under the Credit Agreement, interest accrues on borrowings (at the option of the Company) at either (i) the prime rate of interest announced by GMAC CF (7.25% at December 31, 2005), or (ii) a Eurodollar rate based on LIBOR plus 2.00% per annum (6.16% at December 31, 2005). The Company must also pay a monthly facility fee of 0.50% per annum on the unused portion of the maximum revolving amount. There were no borrowings under the Credit Agreement as of December 31, 2005.

        The Credit Agreement is guaranteed by all of our domestic subsidiaries and is secured by a first priority security interest in all of the Company's and its domestic subsidiaries' working capital assets and a second priority security interest in all of the Company's and its domestic subsidiaries' other assets (other than certain excluded assets such as the Company's leasehold interests and the capital stock of its subsidiaries). Pursuant to the terms of the intercreditor agreement described above, the security interest on the collateral consisting of working capital assets that secures the Notes and related guarantees is contractually subordinated to the liens thereon securing the Credit Agreement, and the security interest, if any, on substantially all of the Company's and its domestic subsidiaries' other assets (other than certain excluded assets such as the Company's leasehold interests and the capital stock of its subsidiaries) that secure the Credit Agreement are contractually subordinated to the liens thereon securing the Notes and related guarantees.

        In addition, the Credit Agreement contains various affirmative and negative covenants, including limitations on additional indebtedness, the making of distributions, loans and advances, transactions with affiliates, dispositions or mergers, and the sale of assets.

        Scheduled annual maturities for all outstanding credit arrangements and long-term debt for the years after December 31, 2005 are as follows:

2006	$160,984
2007	145,538
2008	18,057
2009	19,411
2010	10,244
Thereafter	136,000,000

Subtotal	136,354,234
Less: Discount on 9 7/8% Senior Secured Notes due 2011	(1,386,086)

Total	$134,968,148

7.    REDEEMABLE AND MANDATORILY REDEEMABLE PREFERRED STOCK

Redeemable Preferred Stock

        On February 1, 2005, the Company issued Series A 8 1/2% Cumulative Compounding Preferred Stock, $0.1 par value ("Series A Preferred Stock"), in connection with the Buy-out Transaction. The holders of Series A Preferred Stock are entitled to receive annual dividends when, as and if, declared. The dividends are cumulative, whether or not earned or declared, and accrue at a rate of 8.5%, compounding annually, and are payable in cash or shares of Series A Preferred Stock, at the discretion of the board of directors. Upon the occurrence of certain events, including a public offering, the sale of substantially all the assets of the Company or a change in control, and the approval of the board of directors, which is controlled by JCP, the Series A Preferred Stock can be redeemed by the Company at a price of $1,000 per share, plus accrued and unpaid dividends. For the period February 1, 2005 to December 31, 2005, the Company accrued dividends of $1,703,400 on the shares of outstanding Series A Preferred Stock. As of December 31, 2005, all of the outstanding shares of the Series A Preferred Stock are held by Edgen/Murray, L.P., which is controlled by JCP.

        The Notes indenture restricts the payment of dividends to preferred stock holders as well as the redemption of the Series A Preferred Stock, subject to an incurrence test based on a consolidated net income threshold, and subject to certain baskets.

        In connection with the preparation of these consolidated financial statements, management determined that, based on Emerging Issues Task Force Topic No. D-98 "Classification and Measurement of Redeemable Securities," the Series A Preferred Stock should be presented on the balance sheet and statement of shareholder's equity outside of shareholder's equity because of a redemption feature and the holder of the preferred stock through its ownership of common stock has voting control of the Company. If the Series A Preferred Stock had been presented this way, instead of included within shareholder's equity, our balance sheet and statement of shareholder's equity as of June 30, 2005 and September 30, 2005 included in our previously filed Quarterly Reports on Form 10-Q would have been as follows:

	June 30, 2005		September 30, 2005
	As Reported	Restated	As Reported	Restated
Redeemable preferred stock	$—	$21,765,000	$—	$22,834,200
SHAREHOLDER'S EQUITY:
Preferred stock	765,216	—	1,234,416	—
Common stock—Class A	26,816	26,816	26,816	26,816
Unearned stock-based compensation	(269,833)	(269,833)	(262,793)	(262,793)
Paid-in capital	24,254,533	2,654,749	24,254,533	2,654,749
Accumulated comprehensive income	—	—	83,402	83,402
Retained earnings	4,143,069	4,143,069	5,314,141	5,314,141
Less treasury stock	—	—	—	—

Total shareholder's equity	$28,819,801	$7,154,801	$30,650,515	$7,816,315

        There was no impact to the statements of operations or statements of cash flows for each of the periods presented above.

Mandatorily Redeemable Preferred Stock

        In connection with the Buy-out Transaction on February 1, 2005, all mandatorily redeemable preferred stock was redeemed. Prior to February 1, 2005, the Holders of the Series A Cumulative Redeemable, $0.01 par value, Preferred Stock are entitled to receive cash dividends at the rate of $6.00 per annum per share. Outstanding shares of Preferred Stock are mandatorily redeemable by the Company upon the occurrence of certain events including a public offering, the sale of substantially all the assets of the company or a change in control, at a price of $100.00 per share, plus accrued and unpaid dividends. The Preferred Stock is also subject to optional redemption at the discretion of the Board of Directors at a price of $100.00 per share, plus accrued and unpaid dividends.

        Holders of the Series B Redeemable, $0.01 par value, Preferred Stock, with respect to rights of liquidation, winding up and dissolution, rank junior to the Series A Cumulative Redeemable Preferred Stock, but senior to all other Edgen equity securities. The holders of the Series B Redeemable Preferred Stock are not entitled to receive cash dividends. The outstanding shares of Series B Redeemable Preferred Stock are mandatorily redeemable similarly to the Series A Preferred Stock except that the redemption price is $400 per share plus a "return" amount up to an additional $400 per share.

8.    SHAREHOLDER'S EQUITY

        Common Stock—The holders of Common Stock are entitled to vote and all outstanding shares are held by Edgen/Murray. In connection with the Buy-out Transaction, the Class B Common Stock, which was exchangeable at the option of the holder into Class A Common Stock on a one-to-one basis, was cancelled. We now have a single class of common stock, $0.1 par value.

        Shareholder Loans—Through December 31, 2003 and pursuant to a Management Stock Purchase Agreement, certain officers, directors and managers of Edgen purchased 556,033 shares of Class A Common Stock and 7,570 shares of Preferred Stock in exchange for cash and promissory notes. All of the outstanding notes were paid in 2004 in conjunction with the buy back of the related outstanding shares by the Company.

        Stock Options and Restricted Stock—In December 1998, the stockholders of the Company approved a stock option plan to provide stock options as incentives and rewards for employees of the Company. Under the stock option plan, a maximum of 550,000 shares of the Company's Class A Common Stock could be granted. In connection with the Buy-out Transaction on February 1, 2005, the Company's stock option plan and all outstanding stock options were cancelled and restricted stock was granted under a new incentive compensation plan.

        Prior to cancellation, the terms of the stock options included an exercise price at the fair market value of the shares at the date of grant and the options vested ratably over a five year period. At December 31, 2004 and 2003, 113,283 and 113,283 options were outstanding and unexercised.

        A summary of changes in options is as follows:

	Predecessor December 31,
	2004		2003
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Shares under option—beginning of year	113,283	$6.53	204,769	$7.50
Shares granted	—		20,000	$2.00
Shares forfeited	—		(111,486)	$7.50
Shares exercised	—		—
Shares under option—end of period	113,283	$6.53	113,283	$6.53
Shares exercisable—end of period	68,627		68,627
Remaining authorized shares under approved plan—end of year	386,717		386,717

        The following table presents information relating to the Company's stock options outstanding at December 31, 2004 (share data in thousands):

		Options Outstanding		Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted- Average Exercise Price	Weighted- Average Remaining Years	Number Exercisable	Weighted- Average Exercise Price
$2.00–$7.50	113,283	$6.53	4.95	68,627	$7.50

        On February 1, 2005, 281,565 shares of restricted stock were granted to certain employees of the Company, including the Chief Executive Officer, the Chief Financial Officer and the two Operating Segment Presidents under a new incentive compensation plan. Vesting of the restricted stock was based on either time or a combination of performance and time. The time-based vesting schedule was generally 20% per year over a five year period subject to the holder's continued employment with the Company. Restricted stock grants that used a vesting schedule that combined performance and time generally vested 10% per year over five years subject to continued employment with the Company plus an additional 10% or more per year for each year that the Company achieved certain performance goals as determined by the board of directors. Performance based restricted stock was cumulative so if the performance goals were achieved in any year of the five year period, all restricted stock subject to the performance criteria for that year and prior years would vest. If the performance goals were not achieved within five years of the grant date, the restricted stock subject to the performance goals would be forfeited. Upon a change in control, all restricted stock subject to time based vesting would fully and immediately vest.

        Effective December 15, 2005, the Company's equity incentive plan was cancelled; however, the Company's new parent company, Edgen/Murray, L.P. exchanged all outstanding awards for awards issued under its equity incentive plan with substantially equivalent terms. The Edgen/Murray, L.P. incentive plan authorizes the granting of awards to Edgen employees of up to 550,000 common units of Edgen/Murray, L.P. that are subject to restrictions on transfer until such time as they are vested. Vesting is based on either time or a combination of performance and time. For the period February 1,

2005 to December 31, 2005, the statement of operations includes $281,565 of stock-based compensation expense related to the outstanding restricted stock shares which were exchanged on December 15, 2005.

        Stock-based compensation expense related to the granting of the Edgen/Murray, L.P. restricted common units to Edgen employees will be allocated to Edgen and expensed within its statement of operations. For the period February 1, 2005 to December 31, 2005, the statement of operations reflects $9,608 of stock-based compensation expense related to the new Edgen/Murray L.P., restricted common units issued on December 16, 2005.

9.    INCOME TAXES

        Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts for income tax purposes. Significant components of the Company's deferred tax assets and liabilities at December 31, 2005 and 2004 are as follows:

	Successor	Predecessor
	December 31,
	2005	2004
DEFERRED TAX ASSETS
Current deferred tax assets:
Deferred compensation	$124,701	$208,066
Inventory	1,239,316	750,647
Bad debt allowance	296,000	235,397
Net operating loss carryforwards	216,005	368,722
Accrued bonuses and professional fees	58,905	—
Other	98,674	16,228

Total current deferred tax assets	2,033,601	1,579,060
Non-current deferred tax assets:
Goodwill impairment	6,231,553	7,118,731
Net operating loss carryforwards	207,161	423,167
Other	147,398	159,892

Total non-current deferred tax assets	6,586,112	7,701,790
Total deferred tax assets	8,619,713	9,280,850

DEFERRED TAX LIABILITIES
Current deferred tax liabilities:
Inventory—Fair Value Purchase Price Adjustment	98,374	—
Cash discounts earned	69,393	1,329
Other	195,668	106,174

Total current deferred tax liabilities	363,435	107,503
Non-current deferred tax liabilities:
Acquired customer relationships and tradenames	8,661,863	—
Depreciation	697,433	782,000
Other	2,695	1,477

Total non-current deferred tax liabilities	9,361,991	783,477
Total deferred tax liabilities	9,725,426	890,980

Net deferred tax (liability) asset	$(1,105,713)	$8,389,870

        As of December 31, 2005, deferred tax liabilities include the difference in book and tax basis related to other identifiable intangibles, customer relationships and tradenames, identified in the Buy-out Transaction (see note 2).

        As presented in the consolidated statement of cash flows, the change in deferred income taxes includes, among other items, the change in deferred income taxes related to the deferred income tax provision and the change between the deferred income taxes estimated for 2004 and actual deferred income taxes for 2004. The Company also acquired $171,620 in deferred tax assets and $10,567,724 in deferred tax liabilities in connection with the Buy-out Transaction and the acquisition of MIM US.

        Income (loss) from continuing operations for each jurisdiction follows for the respective period:

		Predecessor
	Successor
			Year Ended December 31,
	Period February 1, 2005 to December 31, 2005	Period January 1, 2005 to January 31, 2005
			2004	2003
United States	$7,735,711	$(10,156,355)	$12,998,140	$(8,665,223)
Foreign	142,141	—	—	—

	$7,877,852	$(10,156,355)	$12,998,140	$(8,665,223)

        Components of income tax expense (benefit) are as follows:

		Predecessor
	Successor
			Year Ended December 31,
	Period February 1, 2005 to December 31, 2005	Period January 1, 2005 to January 31, 2005
			2004	2003
Current
Federal	$3,205,516	$(1,707,503)	967,718	$(2,791,866)
State	601,402	(306,641)	195,714	—
Foreign	40,031	—	—	—

	3,846,949	(2,014,144)	1,163,432	(2,791,866)
Deferred—principally Federal	(998,158)	97,636	(4,374,297)	(1,561,885)

Total	$2,848,791	$(1,916,508)	$(3,210,865)	$(4,353,751)

        For the period February 1, 2005 to December 31, 2005, we recorded $19,494 of income tax expense related to foreign currency translation included in other comprehensive income which is not reflected in the table above. For the year ended December 31, 2003, income tax expense (benefit) includes an income tax benefit of $(159,124) related to discontinued operations on the statement of operations.

        For the period February 1, 2005 to December 31, 2005 and the year ended December 31, 2004, we made payments related to income taxes totaling $211,929 and $1,327,110, respectively. No tax payments were made for the period January 1, 2005 to January 31, 2005. In 2005, the Company deferred its third and fourth quarter 2005 estimated federal tax payments as allowed by the Katrina Emergency Tax Relief Act of 2005. These estimated 2005 tax payments were paid on February 28, 2006.

        The total provision for income taxes varied from the U.S. federal statutory rate due to the following:

	Successor		Predecessor
					Year Ended December 31,
	Period February 1, 2005 to December 31, 2005		Period January 1, 2005 to January 31, 2005		2004		2003
Federal income tax expense (benefit) at statutory rate	$2,678,470	34%	$(3,453,161)	(34)%	$4,419,368	34%	$(3,064,450)	(35)%
State income taxes net of federal income tax benefit	78,857	1%	53,160	1%	389,944	3%	(270,393)	(3)%
Decrease in valuation allowance	—	—	—	—	(8,014,009)	(62)%	(872,771)	(10)%
Non-deductible Buy-out Transaction expenses	—	—	1,475,178	14%	—	—	—	—
Non-deductible expenses and other	91,464	1%	8,315	—	(6,168)	—	(146,137)	(2)%

Total provision for income taxes	$2,848,791	36%	$(1,916,508)	(19)%	$(3,210,865)	(25)%	$(4,353,751)	(50)%

        As of December 31, 2005, United States taxes were not provided on earnings of our foreign subsidiaries, as we have invested or expect to invest the undistributed earnings indefinitely. If in the future these earnings are repatriated to the United States, or if we determine that the earnings will be remitted in the foreseeable future, additional tax provisions may be required.

        As of December 31, 2002, a valuation allowance was recorded against the deferred tax asset because management believed that the deferred tax assets related to the goodwill impairment would not more than likely be realized in full through future operating results and the reversal of taxable timing differences. Based on operating results for fiscal 2004 and projected operating results for fiscal 2005 and 2006, management believed that a valuation allowance was no longer required and the valuation allowance was reversed as of December 31, 2004. This resulted in an increase in the deferred tax asset as of December 31, 2004 and a corresponding decrease in income tax expense for the year then ended of $7.1 million.

        For state income tax purposes, the Company has net operating loss carryforwards ("NOLs") of approximately $14,100,000 available to reduce future state taxable income. These NOLs expire in varying amounts beginning in 2008 through 2023.

10.    COMMITMENTS AND CONTINGENCIES

        Through its subsidiaries, Edgen leases various properties, warehouses, equipment and office space under operating leases with remaining terms ranging from two to twelve years with various renewal options. Substantially all leases require payment of taxes, insurance and maintenance costs in addition to rental payments. Total rental expense for all operating leases was $1,384,595, $100,252, $1,251,180, and $1,355,500 for the period February 1, 2005 to December 31, 2005, the period January 1, 2005 to January 31, 2005, the year ended December 31, 2004, and the year ended December 31, 2003, respectively.

        Future minimum payments under noncancelable leases with initial or remaining terms in excess of one year for fiscal years beginning after December 31, 2005 are:

2006	$1,640,025
2007	1,203,094
2008	971,596
2009	627,190
2010	549,717
Thereafter	892,036

Total	$5,883,658

        In our business, we may enter into purchase and sales commitments that are denominated in a foreign currency (primarily the Euro). Our practices include entering into foreign currency forward exchange contracts to minimize foreign currency exposure related to forecasted purchases and sales of certain inventories. As of December 31, 2005, we had 13 contracts related to purchases of inventory that mature in varying increments through August 2006, to purchase an aggregate notional amount of $20.8 million of foreign currency, and 3 contracts related to the sale of inventory that mature in varying increments through August 2006, to receive an aggregate notional amount of $2.1 million of foreign currency. We did not have any off-balance sheet arrangements as of December 31, 2004.

        In the ordinary course of business, the Company has entered into employment contracts with certain executives and former owners; these contracts provide for minimum salary levels and incentive bonuses.

        The Company is involved in various claims, lawsuits and proceedings arising in the ordinary course of business. While there are uncertainties inherent in the ultimate outcome of such matters and it is impossible to presently determine the ultimate costs that may be incurred, management believes the resolution of such uncertainties and the incurrence of such costs will not have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

11.    CONCENTRATION OF CREDIT RISK

        Financial instruments which would potentially subject Edgen to a significant concentration of credit risk consist primarily of trade accounts receivable. However, concentration of credit risk with respect to the trade accounts receivable is limited due to a large number of entities comprising the customer base. No one customer typically accounts for 5% or more of the trade accounts receivable of the Company. An allowance for losses is maintained based on the expected collectibility of accounts receivable.

12.    SEGMENT AND GEOGRAPHIC AREA INFORMATION

        Edgen markets and distributes specialty steel pipe, pipe components, and structural plates and sections made of highly engineered prime carbon and alloy steel. Edgen distributes its products primarily to companies operating within the oil and gas production and transmission, the process/petrochemical and the power generation industries. Edgen aggregates its operations into two reportable segments: alloy products and carbon products.

        The alloy products segment distributes specialty steel pipe and components for use in environments that are highly corrosive, extremely high or low temperature and/or involve high pressures. These products are sold primarily to the process/petrochemical and power generation industries.

        The carbon products segment distributes specialty carbon steel pipe, pipe components and high grade structural sections and plates primarily for use in high pressure and/or abrasive environments. The primary industries served are the oil and gas production and transmission, the process and the power generation industries.

        The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Edgen evaluates performance based on profit or losses from operations before income taxes not including nonrecurring gains or losses and discontinued operations.

        The following table presents the financial information for each reportable segment and selected geographic areas:

	Successor	Predecessor	Predecessor
	February 1, 2005 to December 31, 2005	January 1, 2005 to January 31, 2005	December 31, 2004	December 31, 2003
Sales:
Alloy Products	$72,380,264	$4,214,009	$52,251,466	$41,011,052
Carbon Products	190,365,673	14,730,778	155,569,095	106,014,061

	$262,745,937	$18,944,787	$207,820,561	$147,025,113

Operating Income (Loss):
Alloy Products	$9,785,998	$959,632	$5,309,092	$1,435,622
Carbon Products	17,438,588	1,980,553	21,843,928	1,626,731
General Corporate	(7,704,935)	(12,713,366)	(9,097,651)	(8,778,906)

	$19,519,651	$(9,773,181)	$18,055,369	$(5,716,553)

Capital Expenditures:
Alloy Products	$669,583	$—	$213,040	$171,666
Carbon Products	260,441	4,079	456,360	357,151
General Corporate	384,988	—	442,357	1,970,021

	$1,315,012	$4,079	$1,111,757	$2,498,838

Depreciation and Amortization:
Alloy Products	$1,360,440	$14,935	$177,347	$177,298
Carbon Products	3,017,197	80,338	959,832	1,028,415
General Corporate	1,088,487	105,371	1,262,390	794,799

	$5,466,124	$200,644	$2,399,569	$2,000,512

Sales:
United States	$226,393,141	$16,691,787	$191,295,561	$143,062,113
Foreign	36,352,796	2,253,000	16,525,000	3,963,000

	$262,745,937	$18,944,787	$207,820,561	$147,025,113

	Successor	Predecessor	Predecessor
	As of
	December 31, 2005	December 31, 2004	December 31, 2003
Total Assets:
Alloy Products	$50,020,283	$26,324,510	$30,232,536
Carbon Products	221,285,996	79,177,069	61,526,201
General Corporate	(47,271,021)	13,360,569	13,801,220

	$224,035,258	$118,862,148	$105,559,957

Property, Plant and Equipment:
Alloy Products	$1,154,304	$745,826	$710,518
Carbon Products	8,120,812	6,975,430	7,436,066
General Corporate	1,983,587	2,701,521	3,521,555

	$11,258,703	$10,422,777	$11,668,139

Goodwill and Other Intangibles:
Alloy Products	$12,427,680	$400,000	$400,000
Carbon Products	48,109,529	6,104,345	6,122,260
General Corporate	13,748	13,748	13,748

	$60,550,957	$6,518,093	$6,536,008

13.    EMPLOYEE BENEFIT PLAN

        The Company maintains a 401(k) plan for all employees who have met the eligibility requirements to participate. Under the plan, employees may contribute up to 15% of compensation, subject to an annual maximum as determined under the Internal Revenue Code. The Company matches 50% of up to 6% of the employees' contributions. The plan provides that employees' contributions will be 100% vested at all times and that the Company's contributions vest over a five year period. Effective December 16, 2005, the Company began sponsoring a 401(k) profit-sharing plan for its subsidiary, MIM US, which covers eligible employees at least 21 years of age who have completed at least three months of service. The plan allows for employee contributions through salary deductions up to 19% of total compensation, subject to the statutory limits. Employer matching contributions can be made at the discretion of the Company. The Company contributed $251,629, $16,694, $250,937 and $272,440 to these plans for the period February 1, 2005 to December 31, 2005, the period January 1, 2005 to January 31, 2005, and the years ended December 31, 2004 and 2003, respectively.

14.    EFFECTS OF HURRICANES KATRINA AND RITA

        In August 2005 and September 2005, Hurricanes Katrina and Rita struck the gulf coast of Louisiana, Mississippi, Alabama and Texas and caused extensive and catastrophic physical damage to those market areas. As a result of Hurricanes Katrina and Rita, our Louisiana and Texas locations sustained minor physical damage and were closed for a minimal number of days to secure our employees. Additionally, our sales order backlog and shipments experienced a temporary decline immediately following the hurricanes; however, we believe our sales orders have returned to a more normal level as of December 31, 2005. In the future, we cannot predict whether, for how long, or to what extent these hurricanes will affect our operations or the operations of our customers and suppliers in those market areas affected by the storms.

15.    RELATED PARTY TRANSACTIONS

        In connection with the Buy-out Transaction and pursuant to a transaction fee agreement with the Company's board of directors and certain members of management including Edward J. DiPaolo, John B. Elstrott, Edgar Hotard, Daniel J. O'Leary, and David L. Laxton, the Company paid a transaction fee in an amount equal to 2% of the aggregate purchase price of approximately $124.0 million, or $2,480,000, which was allocated among Messrs. DiPaolo, Elstrott, Hotard, O'Leary and Laxton. At the same time, pursuant to value bonus compensation awards approved by our board of directors, certain members of management became eligible for value bonuses in an aggregate amount of $3,000,000, which bonuses were distributed to our named executive officers and other members of management. Furthermore, our board of directors approved an additional senior management bonus equal to 20% of the net proceeds from the sale of Edgen Corporation in excess of $64.0 million. The amount of this bonus was approximately $1.5 million in the aggregate, and was distributed among the senior management by the mutual agreement of Mr. Kleinman, a Harvest Partners' board member, and Mr. O'Leary.

        Prior to the consummation of the Buy-out Transaction, Harvest Partners and its affiliates owned approximately 63% of our outstanding preferred stock and approximately 70% of our outstanding Class A common stock. In addition, Harvest Partners and its affiliates held $5.0 million principal amount of our then existing subordinated notes. Pursuant to an amended and restated management agreement between Harvest Partners and us, the Company paid Harvest Partners a quarterly management fee and reimbursed Harvest Partners for reasonable expenses. Management fees paid for the period January 1, 2005 to January 31, 2005 and the years ended December 31, 2004 and 2003 were $123,900, $495,600 and $495,600, respectively. Upon the consummation of the Buy-out Transaction, we paid Harvest Partners a transaction fee in an amount equal to 0.826 times 2% of the aggregate purchase price of $124.0 million, or $2,048,480, at which time the management agreement was terminated. Effective February 1, 2005, Harvest Partners no longer holds any of the Company's equity or debt securities.

        Prior to the consummation of the Buy-out Transaction, Stonehenge Capital owned approximately 17% of our outstanding preferred stock and approximately 20% of our Class A common stock. Pursuant to an amended and restated management agreement between Stonehenge Capital and us, the Company paid Stonehenge Capital a quarterly management fee and reimbursed Stonehenge Capital for reasonable expenses. Management fees paid to Stonehenge for the period January 1, 2005 to January 31, 2005 and the years ended December 31, 2004 and 2003, were $26,100, $104,000 and $104,400, respectively. Upon the consummation of the Buy-out Transaction, the Company paid Stonehenge Capital a transaction fee in an amount equal to 0.174 times 2% of the aggregate purchase price of approximately $124.0 million, or $431,520, at which time the management agreement was terminated. Effective February 1, 2005, Stonehenge Capital no longer holds any of the Company's equity or debt securities.

        On October 25, 2000, we issued four convertible term notes, in an aggregate principal amount of $15.0 million, to certain stockholders of our company. Three convertible term notes were issued to affiliates of Harvest Partners: two notes to Harvest Partners III, L.P. in the initial principal amounts of approximately $8.7 million and approximately $2.5 million and one note to Harvest Partners III,

Beteiligungsgesellschaft buergerlichen Rechts mit Haftungsbeschraenkung in the initial principal amount of approximately $1.5 million. The fourth convertible term note was issued to Bank One Equity Investors Inc. in the initial principal amount of approximately $2.2 million. In connection with the consummation of the Buy-out Transaction, the Company repaid the remaining principal and interest obligations of approximately $2.8 million in the aggregate (as of December 31, 2004) and these convertible term notes were terminated.

16.    SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

        The table below sets forth unaudited financial information for each of the quarters in fiscal 2005, including the periods February 1, 2005 to March 31, 2005 and January 1, 2005 to January 31, 2005, and for each of the quarters in fiscal 2004 (in thousands):

	Successor				Predecessor
	2005					2004
	Fourth Quarter	Third Qua rter	Second Quarter	Period February 1, 2005 to March 31, 2005	Period January 1, 2005 to January 31, 2005	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Sales	$66,745	$75,712	$74,394	$45,895	$18,945	$57,894	$53,054	$54,041	$42,831
Cost of sales	54,070	61,766	57,828	35,799	14,153	43,333	38,188	40,294	33,543

Gross profit	12,675	13,946	16,566	10,096	4,792	14,561	14,866	13,747	9,288
Yard expenses	1,231	1,299	1,234	769	390	1,163	1,255	1,204	970
Selling, general and administrative expenses	6,485	6,247	6,841	4,191	13,974	9,200	7,003	6,163	5,051
Depreciation and amortization	3,777	603	609	477	201	604	592	607	597

Operating expenses	11,493	8,149	8,684	5,437	14,565	10,965	8,850	7,974	6,618
Income (loss) from Operations	1,182	5,797	7,882	4,659	(9,773)	3,596	6,016	5,773	2,670
Other income (expense)	(454)	70	68	7	(49)	143	(72)	15	20
Interest expense	(3,212)	(3,164)	(3,023)	(1,935)	(333)	(1,984)	(1,551)	(905)	(723)

Income (loss) from operations before income tax expense	(2,484)	2,703	4,927	2,731	(10,156)	1,755	4,393	4,883	1,967
Income tax expense (benefit)	(963)	1,063	1,738	1,010	(1,916)	(6,583)	632	1,951	789

Net income (loss)	$(1,521)	$1,640	$3,189	$1,721	$(8,240)	$8,338	$3,761	$2,932	$1,178

        See note 7 for a discussion of redeemable preferred stock and a change in presentation on the balance sheets and statements of shareholder's equity (deficit) included in our previously filed Quarterly Reports on Form 10-Q.

17.    CONDENSED CONSOLIDATING FINANCIAL INFORMATION

        In connection with the issuance of our Notes, our domestic subsidiaries issued joint and several guarantees of the Notes. These subsidiaries are referred to as the Guarantor Subsidiaries in the condensed consolidating financial information which is presented below. Our subsidiaries which have not issued guarantees for the Notes (our Canadian foreign subsidiaries including Edgen Canada and its subsidiary Western Flow) are referred to as the Non-Guarantor Subsidiaries. Prior to the acquisition of Western Flow on July 15, 2005, the Non-Guarantor Subsidiaries were considered to be "minor" as that term is defined in Rule 3-10 of Regulation S-X promulgated by the Securities and Exchange Commission.

        The following presents the condensed consolidating financial information with respect to our financial position as of December 31, 2005, the results of our operations for the period January 1, 2005 to January 31, 2005, and the period February 1, 2005 to December 31, 2005 and our cash flows for the period January 1, 2005 to January 31, 2005, and the period February 1, 2005 to December 31, 2005. The principal eliminating entries eliminate investment in subsidiaries, intercompany balances and intercompany revenues and expenses.

EDGEN CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATING BALANCE SHEET

	As of December 31, 2005
	Parent Only	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination and Consolidation Entries	Consolidated
Current assets	$2,244,836	$139,052,795	$2,943,532	$(538,563)	$143,702,600
Intercompany long-term receivables	38,826,722	—	—	(38,826,722)	—
Investments in subsidiaries	182,301,610	—	0	(182,301,610)	0
Property, plant and equipment, net	—	10,803,987	454,716	—	11,258,703
Goodwill and other intangibles	—	59,835,515	715,442	—	60,550,957
Other assets	8,345,417	177,581	—	—	8,522,998

Total Assets	$231,718,585	$209,869,878	$4,113,690	$(221,666,895)	$224,035,258

Current liabilities	$8,902,638	$47,518,222	$1,162,889	$(520,131)	$57,063,618
Intercompany long-term debt	54,354,979	67,933,640	555,743	(122,844,362)	—
Long-term debt and capital leases	134,613,915	48,055,722	1,193,250	(49,055,723)	134,807,164
Other non-current liabilities	2,764,415	11,464	—	—	2,775,879
Redeemable preferred stock	23,303,400	—	—	—	23,303,400
Shareholder's equity	7,779,238	46,350,830	1,201,808	(49,246,679)	6,085,197

Total Liabilities and Shareholder's Equity	$231,718,585	$209,869,878	$4,113,690	$(221,666,895)	$224,035,258

EDGEN CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

	Successor
	For the Period February 1, 2005 to December 31, 2005
	Parent Only	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination and Consolidation Entries	Consolidated
Sales	$—	$260,297,708	$2,448,229	$—	$262,745,937
Cost of sales	—	207,940,929	1,557,601	(35,681)	209,462,849
Gross profit	—	52,356,779	890,628	35,681	53,283,088

Operating expenses	729,805	32,177,240	856,392	—	33,763,437
Income (loss) from continuing operations	(729,805)	20,179,539	34,236	35,681	19,519,651
Interest expense and other income (expense)	(5,671,151)	(6,055,431)	120,464	(35,681)	(11,641,799)
Equity in earnings of subsidiaries	9,036,976	—	—	(9,036,976)	—

Income (loss) from continuing operations before income tax expense (benefit)	2,636,020	14,124,108	154,700	(9,036,976)	7,877,852
Income tax expense (benefit)	(2,393,041)	5,201,801	40,031	—	2,848,791

Income (loss) from continuing operations	5,029,061	8,922,307	114,669	(9,036,976)	5,029,061
Preferred dividend requirement	1,703,400	—	—	—	1,703,400

Net income (loss) applicable to common shareholders	$3,325,661	$8,922,307	$114,669	$(9,036,976)	$3,325,661

EDGEN CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

	Predecessor
	For the Period January 1, 2005 to January 31, 2005
	Parent Only	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination and Consolidation Entries	Consolidated
Sales	$—	$18,944,787	$—	$—	$18,944,787
Cost of sales	—	14,153,729	—	(664)	14,153,065

Gross profit	—	4,791,058	—	664	4,791,722
Operating expenses	11,998,000	2,543,400	23,503	—	14,564,903
Income (loss) from continuing operations	(11,998,000)	2,247,658	(23,503)	664	(9,773,181)
Interest expense and other income (loss)	69,632	(452,142)	—	(664)	(383,174)
Equity in earnings of subsidiaries	1,116,838	—	—	(1,116,838)	—

Income (loss) from continuing operations before income tax expense (benefit)	(10,811,530)	1,795,516	(23,503)	(1,116,838)	(10,156,355)
Income tax expense (benefit)	(2,571,683)	664,341	(9,166)	—	(1,916,508)

Income (loss) from continuing operations	(8,239,847)	1,131,175	(14,337)	(1,116,838)	(8,239,847)
Preferred dividend requirement	189,949	—	—	—	189,949

Net income (loss) applicable to common shareholders	$(8,429,796)	$1,131,175	$(14,337)	$(1,116,838)	$(8,429,796)

EDGEN CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

	Successor
	For the Period February 1, 2005 to December 31, 2005
	Parent Only	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination and Consolidation Entries	Consolidated
Net cash provided by (used in) operating activities	$(5,944,514)	$16,320,933	$(848,950)	$—	$9,527,469
Net cash provided by (used in) investing activities	(121,836,030)	(12,011,264)	(2,095,624)	—	(135,942,918)
Net cash provided by financing activities	116,116,589	25,208,151	3,104,242	—	144,428,982

Net increase in cash and cash equivalents	(11,663,955)	29,517,820	159,668	—	18,013,533
Cash and cash equivalents—(Beginning of period)	—	—	—	—	—

Cash and cash equivalents—(End of period)	$(11,663,955)	$29,517,820	$159,668	$—	$18,013,533

EDGEN CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

	Predecessor
	For the Period January 1, 2005 to January 31, 2005
	Parent Only	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination and Consolidation Entries	Consolidated
Net cash provided by (used in) operating activities	$1,018,316	$3,284,955	$(54,446)	$—	$4,248,825
Net cash used in investing activities	—	(1,079)	—	—	(1,079)
Net cash provided by (used in) financing activities	(1,018,316)	(513,168)	54,446	—	(1,477,038)

Net increase in cash and cash equivalents	—	2,770,708	—	—	2,770,708
Cash and cash equivalents—(Beginning of period)	62,476	68,815	3,008	—	134,299

Cash and cash equivalents—(End of period)	$62,476	$2,839,523	$3,008	$—	$2,905,007

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Shareholder of
Murray International Metals, Inc.
Houston, Texas

        We have audited the accompanying balance sheet of Murray International Metals, Inc. (the "Company") as of January 31, 2005, and the related statements of income, shareowner's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of Janauary 31, 2005 and the results of the Company's operations and its cash flows for the year ended January 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Houston, Texas
September 16, 2005

MURRAY INTERNATIONAL METALS, INC.
BALANCE SHEET

	October 31, 2005	January 31, 2005
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$3,400,667	$1,136,654
Trade receivables, net of allowance for doubtful accounts of $82,000 at October 31, 2005 and January 31, 2005	1,804,729	5,673,765
Receivables—affiliated	28	—
Inventories	6,167,545	4,222,531
Deferred income taxes	162,719	218,349
Other current assets	3,957	12,220

Total current assets	11,539,645	11,263,519
NON CURRENT ASSETS:
Property and equipment—at cost	244,242	241,199
Less accumulated depreciation and amortization	(166,083)	(141,369)

Net property and equipment	78,159	99,830
Other non current assets	34,167	19,167

Total non current assets	112,326	118,997

TOTAL	$11,651,971	$11,382,516

LIABILITIES AND SHAREOWNER'S EQUITY
LIABILITIES:
Accounts payable:
Trade	$4,018,443	$3,597,635
Affiliated	535,672	917,612
Demand notes payable—affiliated	97,031	94,075
Short-term debt and current maturities of long-term debt	19,197	20,534
Accrued taxes	250,301	483,334
Accrued expenses and other current liabilities	315,675	248,158

Total current liabilities	5,236,319	5,361,348
Long-term debt	—	15,050

Total liabilities	5,236,319	5,376,398
COMMITMENTS AND CONTINGENCIES
SHAREOWNER'S EQUITY:
Common stock, $1 par value—10,000 shares authorized, 1,000 shares issued and outstanding	1,000	1,000
Additional paid-in capital	49,000	49,000
Retained earnings	6,365,652	5,956,118

Total shareowner's equity	6,415,652	6,006,118
TOTAL	$11,651,971	$11,382,516

See notes to financial statements.

MURRAY INTERNATIONAL METALS, INC.
STATEMENTS OF INCOME

	Nine Months Ended October 31,
	2005	2004	Year Ended January 31, 2005
	(Unaudited)
NET SALES	$20,099,576	$20,803,470	$29,631,887
OPERATING COSTS AND EXPENSES:
Cost of goods sold	16,579,045	17,464,241	24,270,360
Selling, general, and administrative expenses	1,152,773	965,053	1,544,423
Depreciation and amortization	24,714	24,956	33,329

Total operating costs and expenses	17,756,532	18,454,250	25,848,112
OPERATING INCOME	2,343,044	2,349,220	3,783,775
OTHER INCOME AND EXPENSES:
Interest income	39,641	11,414	25,140
Gain (loss) on foreign currency transactions	(136,669)	92,034	(35,349)
Interest expense—Other	(33,904)	(5,159)	(11,958)

INCOME BEFORE INCOME TAX EXPENSE	2,212,112	2,447,509	3,761,608
INCOME TAX EXPENSE	(926,886)	(856,539)	(1,407,800)

NET INCOME	$1,285,226	$1,590,970	$2,353,808

See notes to financial statements.

MURRAY INTERNATIONAL METALS, INC.
STATEMENTS OF SHAREOWNER'S EQUITY

	Common Stock
	Shares	Amount	Additional Paid-in Capital	Retained Earnings	Total
BALANCE—January 31, 2004	1,000	$1,000	$49,000	$4,248,556	$4,298,556
Net income				2,353,808	2,353,808
Dividend paid				(646,246)	(646,246)

BALANCE—January 31, 2005	1,000	1,000	49,000	5,956,118	6,006,118
Net income				1,285,226	1,285,226
Dividend paid				(875,692)	(875,692)

BALANCE—October 31, 2005 (Unaudited)	1,000	$1,000	$49,000	$6,365,652	$6,415,652

See notes to financial statements.

MURRAY INTERNATIONAL METALS, INC.
STATEMENT OF CASH FLOWS

	Nine Months Ended October 31,
			Year Ended January 31, 2005
	2005	2004
	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$1,285,226	$1,590,970	$2,353,808
Adjustment to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	24,714	24,956	33,329
Deferred income taxes	55,630	87,875	(10,461)
Changes in components of working capital:
Decrease (Increase) in accounts receivable	3,869,008	(1,758,245)	(4,519,192)
Decrease in demand notes receivable—affiliated		15,262	18,501
(Increase) in inventories	(1,945,014)	(1,302,823)	(2,978,950)
Decrease (Increase) in other current assets	8,263	(1,521)	(8,584)
Increase in other non current assets	(15,000)	—	—
(Decrease) Increase in accounts payable	38,868	1,800,806	4,031,281
(Decrease) Increase in accrued taxes	(233,033)	150,923	535,648
(Decrease) in accrued expenses and other current liabilities	67,517	(327,070)	(496,305)

Net cash provided by (used in) operating activities	3,156,179	281,133	(1,040,925)
CASH FLOWS FROM INVESTING ACTIVITIES—
Expenditure for property and equipment	(3,043)	(2,039)	(2,039)
CASH FLOWS FROM FINANCING ACTIVITIES:
Dividend paid	(875,692)	(646,246)	(646,246)
Increase in demand notes payable—affiliated	2,956	95,511	94,075
Payments on long-term debt	(16,387)	(14,422)	(19,367)

Net cash used in financing activities	(889,123)	(565,157)	(571,538)
NET DECREASE IN CASH AND CASH EQUIVALENTS	2,264,013	(286,063)	(1,614,502)
CASH AND CASH EQUIVALENTS—
Beginning of period	1,136,654	2,751,156	2,751,156

CASH AND CASH EQUIVALENTS—End of period	$3,400,667	$2,465,093	$1,136,654

CASH PAID DURING THE PERIOD FOR:
Interest			$14,719

Taxes			$750,000

See notes to financial statements.

MURRAY INTERNATIONAL METALS, INC.

NOTES TO THE FINANCIAL STATEMENTS
YEAR ENDED JANUARY 31, 2005 AND NINE MONTHS ENDED OCTOBER 31, 2005 (UNAUDITED)

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Organization and Basis of Presentation—Murray International Metals, Inc. (the "Company"), was incorporated under the laws of the state of Texas on April 24, 1997 and is a wholly owned subsidiary of Murray International Metals Ltd. (MIM Ltd.), a United Kingdom-based company. The Company began operations in October 1997. The Company is a distributor of structural steel and steel tubular products to the offshore construction and energy-related industries in North and South America.

        Use of Estimates—The Company's financial statements are prepared in conformity with accounting principles generally accepted in the United States, which require management to make estimates and assumptions. These assumptions affect the reported amounts of assets, liabilities, revenues and expenses during the reporting period. Amounts are recognized when it is probable that an asset has been impaired or a liability has been incurred and the cost can be reasonably estimated. Actual results could differ from those estimates.

        Cash and Cash Equivalents—Highly liquid investments with maturities when purchased of three months or less are considered to be cash equivalents.

        Inventories—Inventories primarily consist of structural steel. Inventories are stated at the lower of cost or market value and are valued using the average-cost method.

        Property and Equipment—At October 31, 2005 and January 31, 2005, property and equipment, at cost, consisted of the following:

	October 31, 2005	January 31, 2005
	(Unaudited)
Automobiles	$105,042	$105,042
Machinery and equipment	45,168	42,125
Furniture and fixtures	75,288	75,288
Other	18,744	18,744

Total	$244,242	$241,199

        Depreciation and amortization of property and equipment is provided using the straight-line method, with depreciation rates based upon estimated useful lives generally ranging from three to ten years. Management reviews property, plant and equipment for impairment whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. When required, impairment losses are recognized based on the excess of the asset's carrying amount over its fair value. The Company's facilities are leased under non cancellable operating leases (see Note 6).

        Revenue Recognition—The Company recognizes revenue when products are shipped and the customer takes title and assumes risk of loss.

        Foreign Currency Transactions—The Company's functional currency is the U.S. dollar. Assets and liabilities denominated in another currency are revalued at the year-end exchange rates, and gains or losses from changes in exchange rates are recognized in the statement of income as gains or losses on foreign currency transactions.

2.    INCOME TAXES

        The Company utilizes the liability method of accounting for income taxes whereby deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts to be realized. The provision for income taxes is the tax payable for the year and the change during the year in deferred assets and liabilities.

        For the year ended January 31, 2005, the following is an analysis of the components of income tax expense:

Current:
U.S.	$(1,222,064)
State	(196,197)

(1,418,261)
Deferred:
U.S.	4,354
State	6,107
10,461

Income tax expense	$(1,407,800)

        For the year ended January 31, 2005, the following is a reconciliation of income taxes computed at the statutory U.S. federal income tax rate of 34 percent to the income tax expense reflected in the statements of income:

Tax expense at the statutory U.S. federal income tax rate	$(1,273,327)
Increase in income tax expense resulting from:
State income taxes—net of related federal tax benefit	(131,080)
Other	(3,393)

Income tax expense	$(1,407,800)

        The components of the Company's total net deferred tax asset for the year ended January 31, 2005 was as follows:

Deferred tax liability:
Book over tax basis differences in property and equipment	$(9,209)
Other	(555)

Net deferred tax liability	(9,764)
Deferred tax assets:
Allowance for doubtful accounts	36,048
Accrued liabilities	147,053
Inventory	45,012

Net deferred tax assets	228,113
Total net deferred tax asset	$218,349

3.    RELATED PARTY TRANSACTIONS

        Affiliated Purchases and Sales—The Company purchases products from related parties for sale to its customers and occasionally sells products to related parties. The amounts paid for such purchases and sales are based on an industry price list published by a non-affiliated party. Purchases from related parties amounted to $1,759,330 for the year ended January 31, 2005 and $688,598 and $834,823 for the nine months ended October 31, 2005 and 2004 (unaudited), respectively. Sales to related parties amounted to $156,190 for the year ended January 31, 2005 and $32,591 and $88,046 for the nine months ended October 31, 2005 and 2004 (unaudited), respectively. These amounts are included in the statement of income in cost of goods sold and net sales, respectively.

        Demand Notes Payable and Receivable, Affiliated—The Company has entered into a borrowing agreement with MIM Ltd. to obtain funds as needed. Borrowings under this agreement are secured by the general assets of the Company. The agreement carries a variable interest rate equivalent to the rate charged by the Bank of Scotland to MIM Ltd (5.75% at January 31, 2005). As of January 31, 2005 and October 31, 2005 (unaudited), the amount outstanding and payable under this agreement was $94,075 and $97,031, respectively.

4.    LONG-TERM DEBT

        The Company financed the purchase of certain vehicles with three year notes with interest rates ranging from 5.7% to 5.95%. Current maturities at January 31, 2005 was $20,534. The remaining amount of $15,050 is due in 2006.

5.    FINANCIAL INSTRUMENTS

        At January 31, 2005, the Company's financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable, affiliated demand notes payable, and short-term debt. The carrying amounts of these instruments approximate fair value due to their highly liquid nature.

        At January 31, 2005, a portion of the Company's financial instruments were denominated in foreign currencies. At January 31, 2005, the Company's demand notes payable, affiliated, of $94,075 was denominated in a currency other than the U.S. dollar.

        Reference is made to Note 1, "Summary of Significant Accounting Policies", for discussion concerning accounting for assets and liabilities denominated in foreign currencies.

6.    COMMITMENTS AND CONTINGENCIES

        Insurance—The Company carries a broad range of insurance coverage, including business auto liability, general liability, workers' compensation, excess liability and a commercial property policy. The Company has not incurred claims or losses on any of these insurance policies.

        Employee 401(k) Retirement Plan—The Company participates in a 401(k) profit-sharing plan (the Plan) which covers eligible employees at least 21 years of age who have completed at least three months of service. The Plan allows for employee contributions through salary deductions up to 19 percent of total compensation, subject to the statutory limits. Employer matching contributions can be made at the discretion of the Company and were $14,018 for the year ended January 31, 2005.

        Leases—The Company's facilities and certain other real property are leased under non cancellable operating leases. Net aggregate future lease payments under these operating leases were $38,272 at January 31, 2005, payable as follows:

Years Ending January 31
2005	$36,356
2006	958
2007	958

        Rent expenses recognized for the year ended January 31, 2005, were $38,047. The office rental agreement will expire during 2005.

        The Company is involved in various claims, lawsuits and proceedings arising in the ordinary course of business. While there are uncertainties inherent in the ultimate outcome of such matters and it is impossible to presently determine the ultimate costs that may be incurred, management believes the resolution of such uncertainties and the incurrence of such costs will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

7.    FOREIGN CURRENCY FORWARD CONTRACTS

        To mitigate the Company's exposure to exchange rate movements on transactions denominated in foreign currencies, the Company enters into foreign currency forward exchange contracts. The Company also monitors its foreign exchange exposures to ensure the overall effectiveness of its foreign currency hedge positions. At January 31, 2005, the Company had no foreign currency forward exchange contracts outstanding.

8.    MAJOR CUSTOMERS

        For the year ended January 31, 2005, the following customers accounted for 10% or more of the Company's net sales: Gulf Marine Fabricators, Inc.—35%, Socominter Sociedade Comercial—21% and Dril-Quip, Inc.—10%. As of January 31, 2005, three customers accounted for approximately 19%, 19% and 23% of accounts receivable.

        No person has been authorized to give any information or to make any representations other than those contained in this prospectus, and, if given or made, such information and representations must not be relied upon as having been authorized. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities to which it relates or any offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of Edgen Corporation since the date of this prospectus or that the information contained in this prospectus is correct as of any time subsequent to the date of this prospectus.

        Until                        , 2006 (90 days after the date of this prospectus), all dealers that effect transactions in the notes, whether or not participating in the original distribution, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

$31,000,000

Edgen Corporation

9 7/8% Senior Secured Notes due 2011

PROSPECTUS

9 7/8% Senior Secured Notes due 2011
and Related Guarantees
for
all outstanding
9 7/8% Senior Secured Notes due 2011
and Related Guarantees
issued on December 16, 2005

                        , 2006

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.    Indemnification of Directors and Officers

Edgen/Murray, L.P.

        Section 17-108 of the Delaware Revised Uniform Limited Partnership Act provides that a limited partnership may indemnify and hold harmless any partners or other persons from and against any and all claims and demands whatsoever, subject to such standards and restrictions set forth in the partnership agreement. Under Section 5.3 of the limited partnership agreement of Edgen/Murray, each partner is entitled to be indemnified and held harmless on an as-incurred basis by Edgen/Murray (but only after first making a claim for indemnification available from any other source and only to the extent indemnification is not provided by that source) to the full extent permitted under the Delaware Revised Uniform Limited Partnership Act, as in effect from time to time, against all losses, liabilities and expenses (including attorneys' fees and expenses) arising from proceedings in which such partner may be involved, as a party or otherwise, by reason of his or its being or having been a partner, or by reason of his or its involvement in the management of the affairs of Edgen/Murray (including by virtue of acting as an officer, director or employee of a subsidiary of Edgen/Murray), whether or not he continues to be such at the time any such loss, liability or expense is paid or incurred but only to the extent that he or it (i) acted in good faith and (ii) was neither grossly negligent nor engaged in willful malfeasance. The rights of indemnification provided by the limited partnership agreement will be in addition to any rights to which such indemnified person may otherwise be entitled by contract or as a matter of law and will extend to his or its successors and assigns.

Edgen Corporation

        Section 78.7502 of the Nevada Revised Statutes (NRS) permits a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (except an action by or in the right of the corporation), or any threatened, pending or completed action or suit by or in right of the corporation to procure a judgement in its favor, by reason of being or having been a director, officer, employee, or agent of the corporation or of another entity for which such person is or was serving in such capacity at the request of the corporation, against expense, if such person (i) is not liable pursuant to Section 78.138 of the NRS, or (ii) acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to a criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Indemnification against expenses may include judgments, fines, and amounts paid in settlement and attorney's fees actually and reasonably incurred by the person to be indemnified in connection with the action, suit or proceeding.

        In the case of action brought by or in the right of a corporation, no indemnification may be made for any claim, issue or matter as to which such person has been adjudged by a court of competent jurisidiction, after exhaustion of all appeals therefrom, to be liable to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisidiction determines upon application that, in view of all the circumstances, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

        Subsection 3 of Section 78.7502 of the NRS further provides that, to the extent a director, officer, employee, or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit, or proceeding federred to in Subsections 1 and 2 thereof, or in the defense of any claim, issue, or matter therein, the corporation shall indemnify him against expenses, including attorney's fees actually and reasonably incurred in connection with his defense.

        Section 78.751 of the NRS provides that unless indemnification is ordered by a court, the determination to provide indemnification must be made by the stockholders, by a majority vote of a quaorum of the board of directors who were not parties to the action, suit or proceeding, or in specified circumstances by independent legal counsel in a written opinion. In addition, NRS 78.751 permits a corporation, in its articles of incorporation, bylaws, or other agreement, to provide for the payment of expenses of officers and directors incurred in defending any civil or criminal action, suit, or proceeding as they are incurred and in advance of the final disposition thereof, upon receipt of an undertaking by or on behalf of the officer or director to repay the amount if it is ultimately determined by a court of competent jurisdiction that the person is not entitled to indemnification.

        Section 78.752 of the NRS permits a corporation to purchase and maintain insurance or make other financial arrangements (including the creation of a trust fund, the establishment of a program of self-insurance, the securing of its obligation of indemnification by granting a security interest or other lien on any assets of the corporation, or the establishment of a letter of credit, guaranty or surety) on behalf of any person who is or was an officer, director, employee, or agent of the corporation, or any person who is or was serving in certain capacities at the request of the corporation, for any liability asserted against such person and liability and expenses incurred by him in his capacity as officer, director, employee, or agent or arising out of his status as such, whether or not the corporation has the authority to indemnify him against such liability and expenses.

        Article Nine of the amended and restated articles of incorporation of Edgen Corporation provides that the directors of Edgen shall be entitled to the benefits of all limitations on the liability of directors generally that are now or hereafter become available under the NRS.

        Article VIII, Section 8.1 of the amended and restated by-laws of Edgen provides that Edgen shall indemnify to the fullest extent permitted by law any person made or threatened to be made a party to any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person, or a person of whom he or she is the legal representative, is or was a director, officer, employee or agent of Edgen or any predecessor of Edgen, or serves or served any other enterprise as a director, officer, employee or agent at the request of Edgen or any predecessor of Edgen.

        Article VIII, Section 8.1 further provides that Edgen shall pay any expenses reasonably incurred by a director or officer in defending a civil or criminal action, suit or proceeding in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by Edgen under Article VIII of Edgen's by-laws. Edgen may, by action of its Board of Directors, provide for the payment of such expenses incurred by employees and agents of Edgen as it deems appropriate.

        Additionally, Article VIII, Section 8.1 provides that the rights conferred on any person under Article VIII of Edgen's by-laws shall not be deemed exclusive of any other rights that such person may have or hereafter acquire under any statute, provision of Edgen's articles of incorporation, by-laws, agreement, vote of stockholders or disinterested directors or otherwise. Moreover, all rights to indemnification and to the advancement of expenses under under Article VIII of Edgen's by-laws shall be deemed to be provided by a contract between Edgen and the director, officer, employee or agent who serves in such capacity at any time while Edgen's by-laws and any other relevant provisions of the General Corporation Law of the State of Nevada and any other applicable law, if any, are in effect. Any repeal or modification thereof shall not affect any rights or obligations then existing. For the purposes of Article VIII of Edgen's by-laws, references to Edgen include any subsidiary of Edgen now or hereafter organized under the laws of the State of Nevada.

Edgen Louisiana Corporation

        Section 12:83 of the Louisiana Business Corporation Law (LBCL) provides in part that a corporation may indemnify any director, officer, employee, or agent of the corporation against expenses (including attorney's fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with any action, suit, or proceeding to which he is or was a party or is threatened to be made a party (including any action by or in the right of the corporation), if such action arises out of his acts on behalf of the corporation and he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

        The indemnification and advancement of expenses provisions of the LBCL are not exclusive; however, no corporation may indemnify any person for willful or intentional misconduct. A corporation has the power to obtain and maintain insurance, or to create a form of self-insurance, on behalf of any person who is or was acting for the corporation, regardless of whether the corporation has the legal authority to indemnify the insured person against such liability.

        Article VI of the restated articles of incorporation of Edgen Louisiana Corporation (which we refer to as Edgen Louisiana) provides that the board of directors may (1) cause Edgen Louisiana to enter into contracts with directors and officers providing for the limitation of liability to the fullest extent permitted by law, (2) adopt by-laws or resolutions, or cause Edgen Louisiana to enter into contracts, providing for indemnification of directors and officers of Edgen Louisiana and other persons, and (3) cause Edgen Louisiana to exercise its power to procure or maintain insurance or other similar arrangements (including self-insurance), as provided by the LBCL, notwithstanding that some or all of the members of the board of directors acting with respect to the foregoing may be parties to such contracts, or beneficiaries of such by-laws or resolution, or the exercise of such powers.

        Section 6.1 of Edgen Louisiana's bylaws provides that Edgen Louisiana shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit, or proceeding, whether civil, criminal, administrative, or investigative, including any action by or in right of incorporation, by reason of the fact that he is or was a director, officer, employee or agent of another corporation, partnership, or other enterprise, against expenses, including attorney's fees, to the extent that the director has been successful on the merits or otherwise in defense of the action, suit, or proceeding, or in defense of any claim, issue, or matter therein.

        Section 6.2 of Edgen Louisiana's bylaws provides that Edgen Louisiana has authority, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, upon an affirmative authorization by the board of directors, to indemnify and hold harmless any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit, or proceeding, whether civil, criminal, administrative, or investigative, including any action by or in right of incorporation, by reason of the fact that he is or was a director or officer of Edgen Louisiana or is or was serving at the request of Edgen Louisiana as a director, officer, employee, or agent of another corporation, partnership, or other enterprise against expenses, including attorney's fees, without regard to whether the director has been successful on the merits or otherwise in defense of the action, suit, or proceeding, or in defense of any claim, issue, or matter therein. Unless ordered by a court, indemnification may be paid under this section only as authorized in a specific case after a determination that the applicable standard of conduct has been met by the persons seeking indemnification.

        Section 6.3 of Edgen Louisiana's bylaws provides that Edgen Louisiana shall pay the expenses including attorney's fees, incurred by a director or former director in defending any proceeding in advance of its final disposition and in advance of a final determination of the person's entitlement to indemnification but only if Edgen Louisiana has first received from the person seeking payment of such expenses an undertaking to repay all amounts advanced if it should ultimately be determined that the director or former director, was not entitled to indemnification. Such advance of expenses is not mandatory with respect to proceedings against that director that are commenced by Edgen Louisiana or by the person seeking the advance or continued with the approval of the board of directors.

Edgen Alloy Products Group, L.L.C. and Edgen Carbon Products Group, L.L.C.

        Section 12:1315 of the Louisiana Limited Liability Company Law (LLLCL) provides that the articles of organization or a written operating agreement may (1) eliminate or limit the personal liability of a member or members or manager or managers for monetary damages for breach of their duties to act in good faith, with the diligence, care, judgment, and skill which an ordinary prudent person in a like position would exercise under similar circumstances, and (2) provide for indemnification of a member or members or a manager or managers, for judgments, settlements, penalties, fines, or expenses incurred because he is or was a member or manager. No such permitted provisions shall limit or eliminate the liability of a member or manager for the amount of a financial benefit received by a member or manager to which he is not entitled or for an intentional violation of a criminal law.

        Section 9.1 of the operating agreement and by-laws of each of Edgen Alloy Products Group, L.L.C. (which we refer to as Edgen Alloy) and Edgen Carbon Products Group, L.L.C. (which we refer to as Edgen Carbon) provides that Edgen Alloy or Edgen Carbon, as applicable, shall indemnify and hold harmless, to the fullest extent permitted by the LBCL or the LLLCL as they presently exist or may hereafter be amended, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit, or proceeding, whether civil, criminal, administrative, or investigative, including any action by or in right of incorporation, by reason of the fact that he is or was a member, manager, officer, employee, or agent of another corporation, partnership, or other enterprise against expenses, including attorney's fees, to the extent that the manager has been successful on the merits or otherwise in defense of the action, suit, or proceeding, or in defense of any claim, issue, or matter therein.

        Section 9.2 of the operating agreement and by-laws of each of Edgen Alloy and Edgen Carbon provides that Edgen Alloy or Edgen Carbon, as applicable, has authority, to the fullest extent permitted by the LBCL or the LLLCL as they presently exist or may hereafter be amended, upon an affirmative authorization by the members, to indemnify and hold harmless any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit, or proceeding, whether civil, criminal, administrative, or investigative, including any action by or in right of incorporation, by reason of the fact that he is or was a member, manager, or officer of Edgen Alloy or Edgen Carbon, as applicable, or is or was serving at the request of Edgen Alloy or Edgen Carbon, as applicable, as member, manager, officer, employee, or agent of another corporation, partnership, or other enterprise, against expenses, including attorney's fees, without regard to whether the person has been successful on the merits or otherwise in defense of the action, suit, or proceeding, or in defense of any claim, issue, or matter therein. Unless ordered by a court, indemnification may be paid under this section only as authorized in a specific case after a determination that the applicable standard of conduct has been met by the person seeking indemnification.

        Section 9.3 of the operating agreement and by-laws of each of Edgen Alloy and Edgen Carbon provides that Edgen Alloy or Edgen Carbon, as applicable, shall pay the expenses, including attorney's fees, incurred by a manager or member or former manager or member in defending any proceeding in advance of its final disposition and in advance of a final determination of the person's entitlement to indemnification but only if Edgen Alloy or Edgen Carbon, as applicable, has first received from the person seeking payment of such expenses an undertaking to repay all amounts advanced if it should ultimately be determined that the manager or member or former manager or member was not entitled to indemnification. Such advance of expenses is not mandatory with respect to proceedings against a manager that are commenced by Edgen Alloy or Edgen Carbon, as applicable, or by the person seeking the advance or continued with the approval of the members.

Murray International Metals, Inc.

        Article 2.02-1 of the Texas Business Corporation Act provides generally that a person sued as a director, officer, employee or agent of a corporation, or while serving at the request of the corporation as a director, officer, partner, employee, agent, or similar functionary of another enterprise, may be indemnified by the corporation against judgments, penalties, fines, settlements and reasonable expenses if it is determined that such person has conducted himself in good faith and reasonably believed, in the case of conduct in his official capacity with the corporation, that his conduct was in the corporation's best interests, and in all other cases, that his conduct was at least not opposed to the corporation's best interests (and, in the case of any criminal proceeding, had no reasonable cause to believe his conduct was unlawful). Indemnification of a person found liable to the corporation or found liable on the basis that personal benefit was improperly received by him is limited to reasonable expenses actually incurred by the person in connection with the proceeding, and shall not be made if the person is found liable for willful or intentional misconduct in the performance of his duty to the corporation. Indemnification is mandatory, however, in the case of such person being wholly successful, on the merits or otherwise, in the defense of the proceeding. Article 2.02-1 also authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or who is or was serving at the request of the corporation as a director, officer, employee, agent or similar functionary of another entity or enterprise against any liability asserted against him and incurred by him in such a capacity or arising out of his status as such, whether or not the corporation would have the power to indemnify him against that liability under Article 2.02-1.

        Article 1302-7.06 of the Texas Miscellaneous Corporation Laws Act provides that a corporation's articles of incorporation may limit or eliminate the directors' liability for monetary damages to the corporation or its shareholders for an act or omission in the director's capacity as a director, except that no limitation or elimination of liability is permitted to the extent the director is found liable for a breach of the duty of loyalty, an act or omission not in good faith or that involves intentional misconduct or a knowing violation of the law, a transaction involving an improper personal benefit to the director, or an act or omission for which liability is expressly provided by an applicable statute.

        Article Six of the articles of incorporation of Murray International Metals, Inc. (which we refer to as MIM US) provides that MIM US shall indemnify its officers and director to the full extent permitted by the Texas Business Corporation Act, as amended, with no restrictions to such indemnification intended.

        Section 6.1.A of MIM US's bylaws provides that each person who shall have served as a director or officer of MIM US, or its request as director or officer of a different corporation, partnership, joint venture, trust or other enterprise in which it owns or may hereafter own shares of capital stock or of which it now is or may hereafter be a creditor, shall be indemnified by MIM US against any recoveries and awards, and any expenses and costs (including attorneys' fees) actually and necessarily incurred by him, in connection with any claim asserted against him, by action in court or otherwise, by reason of being or having been such director or officer, except when in any court proceeding he shall have been adjudged guilty of negligence or misconduct in respect of the matter in which indemnity is sought; provided, however, that the foregoing right of indemnification shall not be exclusive of other rights to which he may be entitled by law.

        Section 6.1.B of MIM US's bylaws provides that MIM US may purchase and maintain insurance or another arrangement, on behalf of any person who is or was a director or officer of MIM US, or is or was serving at the request of MIM US as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of MIM US's bylaws or of Article 2.02 of the Texas Business Corporation Act.

Item 21.    Exhibits and Financial Statement Schedules

(a)    Exhibits.

Exhibit No.	Description
2.1
Stock Purchase Agreement, dated as of December 31, 2004, by and among Edgen Acquisition Corporation, Edgen Corporation, the stockholders of Edgen Corporation parties thereto, and Harvest Partners III, LP. (incorporated by reference to Exhibit 2.1 of Edgen Corporation's Form S-4 dated May 2, 2005 filed with the SEC on May 2, 2005 (File No. 333-124543))
3.1
Amended and Restated Articles of Incorporation of Edgen Corporation. (incorporated by reference to Exhibit 3.1 of Edgen Corporation's Form S-4 dated May 2, 2005 filed with the SEC on May 2, 2005 (File No. 333-124543))
3.2
Amended and Restated Bylaws of Edgen Corporation (incorporated by reference to Exhibit 3.2 of Edgen Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (File No. 333-124543))
3.3
Articles of Incorporation of Edgen Louisiana Corporation. (incorporated by reference to Exhibit 3.3 of Edgen Corporation's Form S-4 dated June 14, 2005 filed with the SEC on June 14, 2005 (File No. 333-124543))
3.4	Bylaws of Edgen Louisiana Corporation. (incorporated by reference to Exhibit 3.4 of Edgen Corporation's Form S-4 dated June 14, 2005 filed with the SEC on June 14, 2005 (File No. 333-124543))
3.5
Articles of Organization of Edgen Alloy Products Group, L.L.C. (incorporated by reference to Exhibit 3.5 of Edgen Corporation's Form S-4 dated May 2, 2005 filed with the SEC on May 2, 2005 (File No. 333-124543))
3.6
Operating Agreement and Bylaws of Edgen Alloy Products Group, L.L.C. (incorporated by reference to Exhibit 3.6 of Edgen Corporation's Form S-4 dated May 2, 2005 filed with the SEC on May 2, 2005 (File No. 333-124543))
3.7
Articles of Organization of Edgen Carbon Products Group, L.L.C. (incorporated by reference to Exhibit 3.7 of Edgen Corporation's Form S-4 dated May 2, 2005 filed with the SEC on May 2, 2005 (File No. 333-124543))
3.8
Operating Agreement and Bylaws of Edgen Carbon Products Group, L.L.C. (incorporated by reference to Exhibit 3.8 of Edgen Corporation's Form S-4 dated May 2, 2005 filed with the SEC on May 2, 2005 (File No. 333-124543))
3.9
Articles of Incorporation of Murray International Metals, Inc. (incorporated by reference to Exhibit 3.9 of Edgen Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (File No. 333-124543))
3.10
Bylaws of Murray International Metals, Inc. (incorporated by reference to Exhibit 3.10 of Edgen Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (File No. 333-124543))
4.1
Indenture, dated as of February 1, 2005, by and between Edgen Corporation (as successor in interest to Edgen Acquisition Corporation) and The Bank of New York, as trustee and collateral agent. (incorporated by reference to Exhibit 4.1 of Edgen Corporation's Form S-4 dated May 2, 2005 filed with the SEC on May 2, 2005 (File No. 333-124543))

4.2
Supplemental Indenture, dated as of February 1, 2005, by and among Edgen Corporation, Edgen Louisiana Corporation, Edgen Alloy Products Group, L.L.C., Edgen Carbon Products Group, L.L.C. and The Bank of New York, as trustee and collateral agent. (incorporated by reference to Exhibit 4.2 of Edgen Corporation's Form S-4 dated May 2, 2005 filed with the SEC on May 2, 2005 (File No. 333-124543))
4.3
Second Supplemental Indenture, dated as of December 16, 2005, by and among Edgen Corporation, Edgen Louisiana Corporation, Edgen Alloy Products Group, L.L.C., Edgen Carbon Products Group, L.L.C., Murrary International Metals, Inc. and The Bank of New York, as trustee and collateral agent. (incorporated by reference to Exhibit 99.2 of Edgen Corporation's Form 8-K dated December 21, 2005 filed with the SEC on December 21, 2005 (File No. 000-1318246))
4.4
Security Agreement, dated as of February 1, 2005, by and among Edgen Corporation, Edgen Louisiana Corporation, Edgen Alloy Products Group, L.L.C., Edgen Carbon Products Group, L.L.C. and The Bank of New York, as collateral agent. (incorporated by reference to Exhibit 4.3 of Edgen Corporation's Form S-4 dated May 2, 2005 filed with the SEC on May 2, 2005 (File No. 333-124543))
4.5
Supplement to Security Agreement, dated as of December 16, 2005, by Murray International Metals, Inc. and acknowledged and accepted by The Bank of New York, as collateral agent. (incorporated by reference to Exhibit 99.3 of Edgen Corporation's Form 8-K dated December 21, 2005 filed with the SEC on December 21, 2005 (File No. 333-124543))
4.4	Form of 9 7/8% Senior Secured Notes due 2011 (Included in Exhibit 4.1)
5.1	Opinion of Dechert LLP regarding legality*
5.2	Opinion of Kantrow Spaht Weaver and Blitzer (APLC) regarding legality*
5.3	Opinion of Schreck Brignone regarding legality*
5.4	Opinion of Haynes and Boone, LLP regarding legality*
10.1
Purchase Agreement, dated December 7, 2005, by and between Edgen Corporation, Edgen Louisiana Corporation, Edgen Alloy Products Group, L.L.C., Edgen Carbon Products Group, L.L.C., Murray International Metals, Inc. and Jefferies & Company, Inc., as initial purchaser. (incorporated by reference to Exhibit 99.1 of Edgen Corporation's Form 8-K dated December 1, 2005 filed with the SEC on December 1, 2005 (File No. 333-124543))
10.2
Registration Rights Agreement, dated as of December 16, 2005, by and among Jefferies & Company, Inc., Edgen Corporation, Edgen Louisiana Corporation, Edgen Alloy Products Group, L.L.C., Edgen Carbon Products Group and Murray International Metals, Inc. (incorporated by reference to Exhibit 99.1 of Edgen Corporation's Form 8-K dated December 21, 2005 filed with the SEC on December 21, 2005 (File No. 333-124543))
10.3
Intercreditor Agreement, dated as of February 1, 2005, by and between GMAC Commercial Finance LLC, as agent, and The Bank of New York, as trustee, as acknowledged and agreed to by Edgen Corporation, Edgen Louisiana Corporation, Edgen Alloy Products Group, L.L.C. and Edgen Carbon Products Group. (incorporated by reference to Exhibit 10.3 of Edgen Corporation's Form S-4 dated May 2, 2005 filed with the SEC on May 2, 2005 (File No. 333-124543))

10.4
Amended and Restated Loan and Security Agreement, dated February 1, 2005, among Edgen Carbon Products Group and L.L.C., Edgen Alloy Products Group, L.L.C., as borrowers, Edgen Corporation and Edgen Louisiana Corporation, as guarantors, the financial institutions party thereto, as lenders, and GMAC Commercial Finance LLC, as agent for the lenders. (incorporated by reference to Exhibit 10.4 of Edgen Corporation's Form S-4 dated May 2, 2005 filed with the SEC on May 2, 2005 (File No. 333-124543))
10.5
Credit facility consent letter, dated November 30, 2005, from GMAC Commercial Finance LLC, accepted and agreed by Edgen Carbon Products Group, L.L.C. and Edgen Alloy Products Group, L.L.C. and acknowledged and confirmed by Edgen Corporation and Edgen Louisiana Corporation. (incorporated by reference to Exhibit 99.2 of Edgen Corporation's Form 8-K dated December 1, 2005 filed with the SEC on December 1, 2005 (File No. 333-124543))
10.6
Joinder and Amendment No. 1, dated December 16, 2005, by and among Edgen Corporation, Murray International Metals, Inc. and the other Guarantors named therein and GMAC Commercial Finance LLC. (incorporated by reference to Exhibit 99.4 of Edgen Corporation's Form 8-K dated December 21, 2005 filed with the SEC on December 21, 2005 (File No. 333-124543))
10.7
Amended and Restated Employment Agreement, dated as of January 1, 2005, by and between Daniel J. O'Leary, Edgen Louisiana Corporation and Edgen Corporation. (incorporated by reference to Exhibit 10.5 of Edgen Corporation's Form S-4 dated May 2, 2005 filed with the SEC on May 2, 2005 (File No. 333-124543))
10.8
Amended and Restated Employment Agreement, dated as of January 1, 2005, by and between David L. Laxton, III, Edgen Louisiana Corporation and Edgen Corporation. (incorporated by reference to Exhibit 10.6 of Edgen Corporation's Form S-4 dated May 2, 2005 filed with the SEC on May 2, 2005 (File No. 333-124543))
10.9
Management Agreement, dated as of February 1, 2005, by and among FS Private Investments III LLC and Edgen Corporation. (incorporated by reference to Exhibit 10.9 of Edgen Corporation's Form S-4 dated June 14, 2005 filed with the SEC on June 14, 2005 (File No. 333-124543))
10.10	Edgen/Murray, L.P. Incentive Plan (incorporated by reference to Exhibit 10.10 of Edgen Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (File No. 333-124543))
10.11
Employment Agreement, dated as of January 1, 2004, by and among Robert L. Gilleland, Edgen Alloy Products Group, L.L.C., and Edgen Corporation (incorporated by reference to Exhibit 10.11 of Edgen Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (File No. 333-124543))
10.12
Amended and Restated Employment Agreement, dated as of April 30, 2004, by and between Craig S. Kiefer, Edgen Carbon Products Group, L.L.C., and Edgen Corporation (incorporated by reference to Exhibit 10.12 of Edgen Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (File No. 333-124543))
10.13
Transaction Fee Agreement, dated as of October 20, 2004, by and among Edgen Corporation, Jed DiPaolo, John B. Elstrott, Edgar Hotard, Dan O'Leary, and David L. Laxton III (incorporated by reference to Exhibit 10.13 of Edgen Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (File No. 333-124543))
12.1	Computation of Ratio of Earnings to Fixed Charges

21.1	Subsidiaries of Edgen Corporation (incorporated by reference to Exhibit 21.1 of Edgen Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (File No. 333-124543))
23.1	Consent of Deloitte & Touche LLP
23.2	Consent of Deloitte & Touche LLP
23.3	Consent of Dechert LLP (Included in Exhibit 5.1)*
23.4	Consent of Kantrow Spaht Weaver and Blitzer (APLC) (Included in Exhibit 5.2)*
23.5	Consent of Schreck Brignone (Included in Exhibit 5.3)*
23.6	Consent of Haynes and Boone LLP (Included in Exhibit 5.4)*
24.1	Power of Attorney (Included on signature pages)
99.1	Form of Letter of Transmittal
99.2	Form of Notice of Guaranteed Delivery
99.3	Form of Letter to Holders
99.4	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
99.5	Form of Letter to Clients
99.6	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

*
To be filed by amendment

(b)    Financial Statement Schedules

        Schedules not listed above are omitted because of the absence of the conditions under which they are required or because the information required by such omitted schedules is set forth in the financial statements or the notes thereto.

Item 22.    Undertakings

          (a)   The undersigned registrants hereby undertake:

            (1)   to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

              (i)    to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

              (ii)   to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

              (iii)  to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

            (2)   that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

            (3)   to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (b)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrants of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrants will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

          (c)   The undersigned registrants hereby undertake to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

          (d)   The undersigned registrants hereby undertake to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrants have duly caused this registration statement to be signed on their behalf by the undersigned, thereunto duly authorized, in the City of Baton Rouge, State of Louisiana on April 14, 2006.

EDGEN CORPORATION EDGEN LOUISIANA CORPORATION
By:	/s/ DANIEL J. O'LEARY Daniel J. O'Leary President and Chief Executive Officer
EDGEN ALLOY PRODUCTS GROUP, L.L.C.
By:	/s/ ROBERT GILLELAND Robert Gilleland President
EDGEN CARBON PRODUCTS GROUP, L.L.C.
By:	/s/ CRAIG KIEFER Craig Kiefer President
MURRAY INTERNATIONAL METALS, INC.
By:	/s/ PATRICK BOYLE Patrick Boyle President

        KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Daniel J. O'Leary and David L. Laxton, III, his true and lawful attorney-in-fact and agent, each acting alone, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments to this registration statement, including post-effective amendments, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, and hereby ratifies and confirms all that said attorneys-in-fact and agents or any of them or their substitute or substitutes may lawfully do or cause to be done by virtue thereof.

        This power of attorney may be executed in multiple counterparts, each of which shall be deemed an original, but which taken together shall constitute one instrument.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.

EDGEN CORPORATION

Name	Title	Date
/s/ DANIEL J. O'LEARY Daniel J. O'Leary	President, Chief Executive Officer and Director (Principal Executive Officer)	April 14, 2006
/s/ DAVID L. LAXTON, III David L. Laxton, III	Executive Vice President of Finance and Chief Financial Officer (Principal Financial Officer and Accounting Officer)	April 14, 2006
/s/ NICHOLAS DARAVIRAS Nicholas Daraviras	Director	April 14, 2006
/s/ JAMES L. LUIKART James L. Luikart	Director	April 14, 2006
/s/ EDWARD J. DIPAOLO Edward J. DiPaolo	Director	April 14, 2006

EDGEN LOUISIANA CORPORATION

Name	Title	Date
/s/ DANIEL J. O'LEARY Daniel J. O'Leary	President, Chief Executive Officer and Director (Principal Executive Officer)	April 14, 2006
/s/ DAVID L. LAXTON, III David L. Laxton, III	Treasurer and Director (Principal Financial Officer and Accounting Officer)	April 14, 2006

EDGEN ALLOY PRODUCTS GROUP, L.L.C.

Name	Title	Date
/s/ DANIEL J. O'LEARY Daniel J. O'Leary	President, Chief Executive Officer and Manager, and Director of Edgen Louisiana Corporation, the sole member of Edgen Alloy Products Group, L.L.C. (Principal Executive Officer)	April 14, 2006
/s/ DAVID L. LAXTON, III David L. Laxton, III	Treasurer and Manager, and Director of Edgen Louisiana Corporation, the sole member of Edgen Alloy Products Group, L.L.C. (Principal Financial Officer and Accounting Officer)	April 14, 2006

EDGEN CARBON PRODUCTS GROUP, L.L.C.

Name	Title	Date
/s/ DANIEL J. O'LEARY Daniel J. O'Leary	President, Chief Executive Officer and Manager, and Director of Edgen Louisiana Corporation, the sole member of Edgen Carbon Products Group, L.L.C. (Principal Executive Officer)	April 14, 2006
/s/ DAVID L. LAXTON, III David L. Laxton, III	Treasurer and Manager, and Director of Edgen Louisiana Corporation, the sole member of Edgen Carbon Products Group, L.L.C. (Principal Financial Officer and Accounting Officer)	April 14, 2006

MURRAY INTERNATIONAL METALS, INC.

Name	Title	Date
/s/ PATRICK BOYLE Patrick Boyle	President, Chief Executive Officer and Director of Murray International Metals, Inc. (Principal Executive Officer)	April 14, 2006
/s/ DAVID L. LAXTON, III David L. Laxton, III	Treasurer, Secretary and Director of Murray International Metals, Inc. (Principal Financial Officer and Accounting Officer)	April 14, 2006
/s/ DANIEL J. O'LEARY Daniel J. O'Leary	Director	April 14, 2006

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TABLE OF CONTENTS
ABOUT THIS PROSPECTUS
SUMMARY
THE EXCHANGE OFFER
The Exchange Offer
Consequences of the Exchange Offer
The New Notes
SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL DATA
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
CAPITALIZATION
SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF EDGEN CORPORATION
SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF MURRAY INTERNATIONAL METALS, INC.
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
OUR BUSINESS
OUR MANAGEMENT
Summary Compensation Table
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
Equity Compensation Plan Information As of December 31, 2005
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
DESCRIPTION OF CERTAIN INDEBTEDNESS
THE EXCHANGE OFFER
DESCRIPTION OF THE NOTES
BOOK-ENTRY; DELIVERY AND FORM
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
EDGEN CORPORATION AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS December 31, 2005 and 2004
EDGEN CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS Period February 1, 2005 to December 31, 2005, Period January 1, 2005 to January 31, 2005, Year Ended December 31, 2004 and Year Ended December 31, 2003
EDGEN CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS Period February 1, 2005 to December 31, 2005, Period January 1, 2005 to January 31, 2005, Year Ended December 31, 2004 and Year Ended December 31, 2003
EDGEN CORPORATION AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Years Ended December 31, 2005, 2004 and 2003
EDGEN CORPORATION AND SUBSIDIARIES CONDENSED CONSOLIDATING BALANCE SHEET
EDGEN CORPORATION AND SUBSIDIARIES CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
EDGEN CORPORATION AND SUBSIDIARIES CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
EDGEN CORPORATION AND SUBSIDIARIES CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
EDGEN CORPORATION AND SUBSIDIARIES CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
INDEPENDENT AUDITOR'S REPORT
MURRAY INTERNATIONAL METALS, INC. BALANCE SHEET
MURRAY INTERNATIONAL METALS, INC. STATEMENTS OF INCOME
MURRAY INTERNATIONAL METALS, INC. STATEMENTS OF SHAREOWNER'S EQUITY
MURRAY INTERNATIONAL METALS, INC. STATEMENT OF CASH FLOWS
MURRAY INTERNATIONAL METALS, INC. NOTES TO THE FINANCIAL STATEMENTS YEAR ENDED JANUARY 31, 2005 AND NINE MONTHS ENDED OCTOBER 31, 2005 (UNAUDITED)
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
EDGEN CORPORATION
EDGEN LOUISIANA CORPORATION
EDGEN ALLOY PRODUCTS GROUP, L.L.C.
EDGEN CARBON PRODUCTS GROUP, L.L.C.
MURRAY INTERNATIONAL METALS, INC.